VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
MAP II (HR-10)
CONTRACT PROSPECTUS – MAY 1, 2015

The Contracts. The contracts described in this prospectus are group installment variable annuity contracts issued by Voya Retirement Insurance and Annuity Company (the "Company," "we", "us" and "our"). They are intended to be used as funding vehicles for certain types of retirement plans that may qualify for beneficial tax treatment under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code").

The Funds
- Voya Balanced Portfolio (Class I)
- Voya Growth and Income Portfolio (Class I)
- Voya Intermediate Bond Portfolio (Class I)
- Voya Money Market Portfolio (Class I)

> ***Why Reading this Prospectus is Important.*** Before you participate in the contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account the contract holder, (generally, the plan sponsor or a trust), or you if permitted by the plan, instructs us to direct account dollars into any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds ("funds") listed on this page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Fixed Interest Options
- Guaranteed Accumulation Account
- Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION"** for further information about the amount of compensation we pay.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the **"INVESTMENT OPTIONS"** on page 11 and in each fund prospectus. Read this prospectus carefully in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2015 Statement of Additional Information ("SAI") by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** You may also obtain an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. This contract prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operation of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement of the contract prospectus under the Securities Act of 1933. This number is 033-75980. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-200435. The SAI table of contents is listed on page 39 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission has approved or disapproved the contracts offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these contracts in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

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TABLE OF CONTENTS

CONTRACT OVERVIEW

Questions: Contacting the Company.
To answer your questions, contact your local representative or write or call the Company through:

Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063

1-800-262-3862

Sending Forms and Written Requests in Good Order.
If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company through Customer Service to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual participating in a retirement plan, where the plan uses the contract as a funding option.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person or entity to whom we issue the contract. Generally, the plan sponsor or plan trustees. We may also refer to the contract holder as the contract owner.

We (the "Company"): Voya Retirement Insurance and Annuity Company. We issue the contract.

For greater detail, please review **"CONTRACT OWNERSHIP AND RIGHTS"** and **"CONTRACT PURCHASE AND PARTICIPATION."**

The Contract and Your Retirement Plan

Retirement Plan ("plan"). A plan sponsor has established a retirement plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

Plan Type. This prospectus describes the following types of retirement plans: (1) a "401 plan," which qualifies for tax treatment under Tax Code Section 401; (2) an HR 10 plan, which is a plan under Tax Code Section 401 for self-employed individuals; (3) a Simplified Employee Pension (SEP), which is a plan under Tax Code Section 408(k); and (4) a group individual retirement annuity contract or certificate (group IRA), which is a plan under Tax Code section 408(b). The Company does not issue new SEP or new group IRA contracts or accept new IRA participants under the contracts. To learn which type of plan you have, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401 retirement plan, an HR 10 Plan, a SEP or an IRA), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Contract Rights

Under 401, HR 10 and SEP plans, the contract holder holds all rights under the contract, but may permit you to exercise those rights through the plan. For example, the contract may permit the contract holder to select investment options for your account dollars. The plan may permit you to exercise that right.

Under group IRA contracts and IRA certificates, the contract holder has no right, title or interest in the amounts held under the contract. Each IRA participant owns all amounts held in his or her account, and may make any choices allowed under the contract for his or her account. The Company will maintain an individual account for each IRA participant.

For greater detail, see **"CONTRACT OWNERSHIP AND RIGHTS."**

Contract Facts

Free Look/Right to Cancel. Contract holders, including contract holders under group IRA contracts, may cancel the contract within 10 days after they receive the contract or as otherwise allowed by state law. IRA participants may cancel their participation under the group IRA contract within 10 days of receiving their certificate of coverage. **See "RIGHT TO CANCEL."**

Death Benefit. A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. **See "DEATH BENEFIT" and "INCOME PHASE."**

Withdrawals. During the accumulation phase the contract holder or IRA participant may withdraw all or a part of the plan or individual account value. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding and taxation. **See "WITHDRAWALS" and "FEDERAL TAX CONSIDERATIONS."**

Systematic Distribution Options. The contract holder on your behalf may elect for you to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees. Certain fees are deducted from your account value. **See "FEE TABLE" and "FEES."**

Taxation. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits)

STEP 1: The contract holder provides Voya Retirement Insurance and Annuity Company with a completed application. Under some contracts, the contract holder directs us to set up individual accounts for participants. Under other contracts, we maintain only one plan account under the contract.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest account dollars in any of the following investment options:

- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts the separate account. Each one invests in a specific mutual fund.)

STEP 3: The subaccount(s) selected purchases shares of its assigned fund.



Payments to Your Account
Step 1
Voya Retirement Insurance and Annuity Company
Step 2
Fixed Interest Options
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3
Mutual Fund A
Mutual Fund B

Income Phase (receiving income phase payments from your contract)

The contracts offer several income phase payment options. **See "INCOME PHASE."** In general, you may:
- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or variable income phase payments that vary based upon the performance of the variable investment options you select.

FEE TABLE

In This Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See "FEES" for:
- Early Withdrawal Charge Schedules;
- How, When and Why Fees are Deducted;
- Redemption Fees; and
- Premium and Other Taxes

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, or transfer cash value between investment options. State premium taxes ranging from 0% to 4% may also be deducted.*

Early Withdrawal Charge[1]
   (as a percentage of amount withdrawn)   5%

Allocation and Transfer Fees $10.00[2]

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee $30.00[3]

Separate Account Annual Expenses
   (as a percentage of average account value)

	HR 10 and SEP Contracts	Corporate 401 Contracts	Group IRA Contracts
Maximum Mortality and Expense Risk Charge	1.25%	1.25%[4]	1.25%[4]
Maximum Administrative Expense Charge	0.25%[5]	0.25%[5]	0.25%[5]
Maximum Total Separate Account Annual Expenses	1.50%	1.50%	1.50%

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*   State premium taxes may also apply, but are not reflected in the fee tables or examples. **See "FEES–Premium and Other Taxes."**

1   This is a deferred sales charge. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. No early withdrawal charge applies to amounts held in the Fixed Account or the subaccounts under group IRA contracts. **See "FEES."**

2   We currently allow an unlimited number of transfers or allocation changes without charge. However, we reserve the right to impose a transfer fee of $10.00 for each transfer or allocation change in excess of 12 during each calendar year. **See "FEES–Allocation and Transfer Fee."**

3   This fee is deducted from each individual or plan account. It may be reduced or waived for certain plans. The maintenance fee does not apply to amounts held under group IRA contracts. **See "FEES–Maintenance Fee."**

4   This is the maximum mortality and expense risk charge permitted under the contract. The current mortality and expense risk charge is 1.19%.

5   Effective December 1, 2000 under HR 10 contracts issued after May 1, 1984, we make a daily deduction of 0.25% on an annual basis of the account value invested in the subaccounts. We currently do not impose this fee under SEP contracts, corporate 401 contracts or group IRA contracts; however, under group IRA contracts and some corporate 401 and SEP contracts we reserve the right to impose this fee in the future.

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees and other expenses)	0.39%	0.74%

See "FEES–Fund Fees and Expenses" for additional information about the fees and expenses of the Funds, including information about the revenue we may receive from each of the Funds or the Funds' affiliates.

Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract these costs include contract holder transaction expenses, contract fees including an annual maintenance fee of $30 (converted to a percentage of assets equal to 0.094%), separate account annual expenses for each type of contract, and fund fees and expenses applicable to that type of contract.

Maximum Fund Fees and Expenses Examples: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				**(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:**			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
HR 10 and SEP Contracts	$750	$1,270	$1,704	$2,670	$237	$729	$1,247	$2,670
Corporate 401 Contracts	$750	$1,270	$1,704	$2,670	$237	$729	$1,247	$2,670
Group IRA Contracts	$227	$700	$1,200	$2,575	$227	$700	$1,200	$2,575

* Example B will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within three years after payments start. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. Refer to Example A.

Minimum Fund Fees and Expenses Examples: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume maximum the contract fees and expenses and the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				**(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:**			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
HR 10 and SEP Contracts	$717	$1,169	$1,534	$2,311	$201	$623	$1,070	$2,311
Corporate 401 Contracts	$717	$1,169	$1,534	$2,311	$201	$623	$1,070	$2,311
Group IRA Contracts	$192	$594	$1,021	$2,212	$192	$594	$1,021	$2,212

* Example B will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within three years after payments start. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. Refer to Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX IV**, we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For the subaccounts that were not available 10 years ago, we give a history from the date we first received premium payments into the subaccounts through the contracts.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the Company by the end of 2016.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts are designed for plans sponsored by self-employed individuals eligible to establish an HR 10 plan for their employees, and for other corporate plans designed to qualify for treatment under Section 401 of the Tax Code.

The corporate 401 contracts covered by this prospectus were available only for conversions through the Company's rewrite program. Those eligible for these contracts were contract holders of Individual Pension Trust contracts issued prior to May 1, 1975 who elected to stop payments to their existing contract and direct future payments to the new contracts. These contracts are no longer available for new sales.

This prospectus also describes SEP and group IRA contracts, which are no longer offered for sale.

Participating in the Contract. If the contract provides for the establishment of individual accounts for employees under the plan:
- We provide you with enrollment materials for completion and return to us. You then complete an enrollment form and submit it to us; and
- If your enrollment materials are complete and in good order, we establish one or more accounts for you.

Acceptance or Rejection of Applications or Enrollment Forms. We must accept or reject an application or your enrollment materials within two business days of receipt. If the application or enrollment forms are incomplete, we may hold any forms and accompanying payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to this, we will deposit the payments in the Voya Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment form, we will return the forms and any payments.

Types of Contracts. Generally, a single master group contract is issued to cover present and future participants. The following types of contracts are available:

- Allocated, where individual accounts are established and individual purchase payments are directed to each corresponding account. Contracts issued for SEPs may be issued only as an allocated contract; and
- Unallocated, where no individual accounts are established. All purchase payments go to a single plan account.

If state law does not permit a group contract, individual contracts will be issued for each participant.

Allocation of Purchase Payments. Under 401, HR 10 and SEP contracts, the contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Under group IRA contracts each IRA participant may make any choices allowed under the contract for his or her account. Generally you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically. Allocations must be in whole percentages. The Guaranteed Accumulation Account is not available as an investment option under the group IRA contracts or IRA certificates.

Under 401, HR 10 and SEP plans, payments must be large enough to fulfill the terms of the plan. For HR 10 and SEP plans, payments must be at least $25 per participant and total payments for the plan must be at least $6,000 annually (or average $2,000 per participant if there are fewer than three participants in the plan). The following purchase payment methods are allowed under the group IRA contract:

- Annual contributions and installment payments, subject to limits set forth in the Tax Code. The group IRA contracts and certificates do not account for pre-tax and post-tax contributions separately and
- Rollovers or transfers from one or more of the following sources:
  - ▷ A traditional IRA under Tax Code Section 408(b);
  - ▷ An individual retirement account under Tax Code Section 408(a) or 403(a);
  - ▷ A tax-deferred annuity or custodial account under Tax Code Section 403(b);
  - ▷ A qualified pension or profit sharing plan under Tax Code Section 401(a) or 401(k); or
  - ▷ A governmental plan that qualifies under Tax Code Section 457(b).

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. **See "FEDERAL TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional, tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than the contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract. The contract holder is usually your employer, unless the plan has a trustee, in which case the trustee is usually the contract holder.

What Rights Do I Have under the Contract? Except for group IRA contracts, the contract holder, usually your employer, holds all rights under the contract. The contract holder's plan, which you participate in, may permit you to exercise some of those rights.

Under group IRA contracts and IRA certificates, the contract holder has no right, title or interest in the amounts held under the contract. Each IRA participant owns all amounts held in his or her account, and may make any choices allowed under the contract for his or her account.

RIGHT TO CANCEL

When and How to Cancel. The contract holder, including contract holders under group IRA contracts, may cancel the contract within 10 days of receiving it (or as otherwise allowed by state law) by returning it to the Company along with a written notice of cancellation. Group IRA participants may cancel their participation under the group IRA contract within 10 days of receiving their certificate of coverage.

Refunds to Contract Holders. We will produce a refund to the contract holder not later than seven calendar days after we receive the contract and the written notice of cancellation at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** The refund will equal the dollars contributed to the contract plus any earnings or less any losses attributable to those contributions allocated to the variable investment options, unless otherwise required by law. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. Group IRA participants will receive a refund of their purchase payments.

INVESTMENT OPTIONS

The contracts offer variable investment options and a fixed interest option. When we establish your account(s), (and your accounts may be established at different times), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide a brief description of each fund in **APPENDIX III**. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Risks of Investing in the Funds

Insurance-Dedicated Funds *(Mixed and Shared Funding)*. The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding – bought for annuities and life insurance.
- Shared funding – bought by more than one company.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Under the 401, 403 and SEP contracts described in this prospectus, the contract holder, not the plan participants, has all voting rights. Under group IRA contracts, the IRA participants have all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, the contract holder or IRA participant is entitled to direct will be determined as of the record date set by any fund that person invests in through the subaccounts. Additionally:

- During the accumulation phase, the number of votes is equal to the portion of the account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:

- Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** See also **"TRANSFERS"** for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

These changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

Fixed Interest Options

For descriptions of the fixed interest options, see **APPENDIX I, APPENDIX II** and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge from Customer Service at the address and telephone number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options

When selecting investment options:

- **Choose options appropriate for you.** Your local representative can help evaluate which funds or fixed interest options may be appropriate for your financial goals;
- **Understanding the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
- **Be informed.** Read this prospectus, the fund prospectuses, fixed interest option appendices, and the Guaranteed Accumulation Account prospectus.

Furthermore, be aware that there may be:

- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment. Thereafter, if available, more than 25 investment options can be selected at any one time.

ERISA Status. The Employee Retirement Income Security Act of 1974 ("ERISA") imposes a "prudent man" rule regarding the selection and monitoring of investments for 401 plans. Those responsible for selecting and monitoring the investments (fiduciaries or plan trustees) can be held liable for plan investment losses if they fail to provide for prudent investment of plan assets. However, Section 404(c) of ERISA limits fiduciary liability in plans that allow participants to select their own investments, provided the available investments meet certain criteria. Subject to the employer's compliance with applicable regulations, the subaccounts available under the contract can provide plan fiduciaries some protection under Section 404(c).

The four subaccounts available under the contract qualify as "core funds" under ERISA Section 404(c). The underlying funds are broadly diversified, have different risk/return characteristics, are supported by pre- and post-enrollment disclosure material, are valued and accessible daily, and are look-through investment vehicles. The Fixed and Guaranteed Accumulation Accounts are not Section 404(c) core funds, but are intended as additional investment options. Thus, the contract provides a well-rounded portfolio, the potential for 404(c) protection and eliminates the need for an external investment manager. However, the Company is not a designated fiduciary or investment manager for any pension plan. Our responsibility is to execute investment instructions received from the trustee and/or employees as required under state and federal law. The employer and plan fiduciaries have overall fiduciary responsibility for your plan, are responsible for taking affirmative actions and providing additional disclosure to participants (including notice of the employer's intent to rely on 404(c) protection) in order to retain Section 404(c) protection, and should review applicable Department of Labor regulations (20 C.F.R. Section 2550.404c-1) with their own legal counsel.

FEES

Types of Fees

You may incur the following types of fees or charges under the contract:

- **Transaction Fees**
  - ▹ Early Withdrawal Charge
  - ▹ Allocation and Transfer Fee
  - ▹ Redemption Fees
- **Periodic Fees and Charges**
  - ▹ Annual Maintenance Fee
  - ▹ Mortality and Expense Risk Charge
  - ▹ Administrative Expense Charge
- **Fund Fees and Expenses**
- **Premium and Other Taxes**

Terms to Understand in the Schedules

Contract Year - For HR 10 contracts issued before June 1, 1992 and for all corporate 401 and SEP contracts, the period of 12 months is measured from the contract's effective date or from any anniversary of such effective date. For HR 10 contracts issued on and after June 1, 1992, or in some states at a later date following regulatory approval, the period of 12 months is measured from the date the first purchase payment is applied to the contract or from any anniversary of such date.

The following repeats and adds to information provided in the **"FEE TABLE"** section. Please review both this section and the Fee Table for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawal of all or a portion of the individual or plan account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. No early withdrawal charge applies to amounts held in the Fixed Account or the subaccounts under the IRA certificates.

Amount: The charge is a percentage of the amount withdrawn from the contract as shown in the Early Withdrawal Charge Schedule below.

Purpose: This is a deferred sales charge. The charge reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk change, to make up any difference.

Early Withdrawal Charge Schedule

Completed Contract Years	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or more but fewer than 10	2%
More than 10	0%

Waiver. The early withdrawal charge is waived for portions of a withdrawal when the withdrawal is:

- Used to provide income phase payments;
- Paid due to your death before income phase payments begin;
- Taken after the completion of 10 contract years;
- Taken because of the election of a systematic distribution option, **see "SYSTEMATIC DISTRIBUTION OPTIONS"**;
- Used as a rollover to purchase another of the Company's pension or IRA contracts; or

Paid when the individual account value is below $2,500 and no other withdrawals have been made from that individual account within the past 12 months. We will add together all individual account values held on your behalf to determine eligibility for this exemption. This provision is not available where we do not maintain individual accounts or where all individual accounts are withdrawn under the contract.

Allocation and Transfer Fee

Amount: We currently do not impose a fee for allocation changes or transfers among investment options. We reserve the right, however, to charge $10 for each allocation change or transfer in excess of 12 that occurs in a calendar year.

Purpose: This fee reimburses us for administrative expenses associated with transferring or reallocating your dollars among investment options.

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $30 for each individual account in an allocated contract. For a plan account in an allocated contract, the maintenance fee is $30 for each participant for whom payments are made. For unallocated contracts, the maximum annual maintenance fee is $240. No maintenance fee applies to amounts held under group IRA certificates.

When/How. During the accumulation phase we deduct this fee from each individual or plan account. We deduct it on your account anniversary and, if permitted by state law, at the time of full withdrawal.

Purpose. This fee reimburses us for our administrative expenses relating to the establishment and maintenance of the account.

Optional Payment Method. The contract holder may elect to pay the annual maintenance fee directly to the Company for all participants in the plan. In this case the maintenance fee will not be deducted from the account value.

Reduction/Waiver. For both HR 10 contracts and Corporate 401 contracts, the contract holder may become eligible for a maintenance fee reduction.

For HR 10 contracts issued on or after June 1, 1992 (or in some states at a later date following regulatory approval), if at installation the contract has 25 or more active participants and the contract holder meets and adheres to the terms of an agreement to remit automated payments and enrollments, the maintenance fee will be reduced by $10. For HR 10 contracts issued prior to June 1, 1992 and SEPs that met these conditions at installation, or for any contracts that meet these conditions subsequent to the installation, the maintenance fee will be reduced by $5.

For corporate 401 contracts, the maintenance fee will be reduced by $5 if the contract has 25 or more active participants and the contract holder meets and adheres to the terms of an agreement to remit automated payments.

For all contracts, the maintenance fee is waived when:
- A participant has account values totaling less than $100;*
- A participant enrolls within 90 days of the maintenance fee deduction; or
- An individual account or plan account is terminated less than 90 days after the last deduction.

* We reserve the right to deduct the maintenance fee on account values of less than $100 if the participant in the qualified plan has terminated his or her service with the sponsoring employer.

Mortality and Expense Risk Charge

Amount. During the accumulation phase the amount of this charge, which is deducted from the account value invested in the subaccounts, varies depending upon the type of contract, as follows:
- For HR 10 plans, SEP plans, and Group IRA contracts, the maximum charge is 1.25% annually;
- For corporate 401 plans, the maximum charge is 1.19% annually.

The current mortality and expense charge for Group IRA and corporate 401 plan contracts is 1.19% annually. The current mortality and expense charge for HR 10 plan and SEP plan contracts is 1.25% annually.

When/How. We deduct this fee daily from the subaccounts corresponding to the funds you select. We do not deduct this from any fixed interest option. **See "INCOME PHASE–Charges Deducted" for charges deducted during the income phase.**

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts, namely:

- Mortality risks are those associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts.
- Expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Administrative Expense Charge

Maximum Amount. 0.25% on an annual basis from your account value invested in the subaccounts. This fee may be assessed during the accumulation phase and during the income phase.

When/How. Under HR 10 contracts issued after May 1, 1984, we apply a daily deduction of 0.25% on an annual basis of the account value invested in the subaccounts, during the accumulation phase only. We currently do not impose this fee under SEP plans, Corporate 401 contracts, or group IRA contracts; however, under some Corporate 401 and SEP contracts and group IRA contracts we reserve the right to impose this fee.

Purpose. The charge helps defray our costs of providing administrative services under the contracts and in relation to the separate account and subaccounts.

Fund Fees and Expenses

As shown in the fund prospectuses and described in **"FEE TABLE –Fund Fees and Expenses"**, each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of fund's shares. **To learn more about fund fee and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectus.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company may receive compensation from each of the funds or the funds' affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses.

The amount of revenue the company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors. Only affiliated funds are available under the contract.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

In addition to the types of revenue received from affiliated funds described above, affiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for personnel; and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See "CONTRACT DISTRIBUTION."**

Premium and Other Taxes
- **Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon jurisdiction.

- **When/How.** We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to your account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "FEDERAL TAX CONSIDERATIONS."**

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; minus
- Any deductions from the fixed interest options (e.g. withdrawals, fees); plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance, withdrawals and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the separate account subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value ("AUV"). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). **We discuss these deductions in more detail in "FEE TABLE"** and **"FEES."**

Valuation. We determine the AUV every business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations, equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any. **See "FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 of payments in Fund A and $2,000 of payments in Fund B. After receiving the contribution and following the next close of business of the NYSE, the applicable AUVs are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A and 80 accumulation units of Subaccount B.

Step 1: You contribute $5,000.

Step 2:

Contract Distribution You direct us to invest $3,000 in Fund A. Your dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

Contract Distribution You direct us to invest $2,000 in Fund B. Your dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or "NAV").



$5,000 contribution
Step 1 ||
Voya Retirement Insurance and Annuity Company
Step 2 ||
Variable Annuity Account C
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
Step 3
Mutual Fund A
Mutual Fund B

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Subsequent payments or transfers directed to the subaccounts that we receive by the close of business of the NYSE will purchase subaccount accumulation units at the AUV computed after the close of the NYSE on that day (normally at 4:00 p.m. Eastern Time). The value of subaccounts may vary day to day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase the contract holder, or you if permitted by the plan, may transfer among the investment options. Subject to the contract holder's approval, requests may be made in writing, by telephone or, where applicable, electronically. Transfers from fixed interest options may be restricted as outlined in **APPENDIX I** and **APPENDIX II**. You may not make transfers once you enter the income phase. **See "INCOME PHASE."**

Charges for Transfers. We currently do not charge for transfers or allocation changes. We do, however, reserve the right to charge a fee of $10.00 for each transfer and/or allocation change in excess of 12 made in any calendar year.

Value of Transferred Dollars. The value of amounts transferred into or out of the funds will be based on the subaccount values next determined after we receive your request in good order at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

Excessive Trading Policy. We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

WITHDRAWALS

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:
- **Early Withdrawal Charge (see "FEES–Early Withdrawal Charge")**
- **Market Value Adjustment. (see APPENDIX I)**
- **Maintenance Fee. (see "FEES–Maintenance Fees")**
- **Redemption Fees. (see "FEES–Redemption Fees")**
- **Tax Penalty (see "FEDERAL TAX CONSIDERATIONS")**
- **Tax Withholding (see "FEDERAL TAX CONSIDERATIONS")**

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative, or call the Company at the number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

Making a Withdrawal. The contract holder or IRA participant may withdraw all or a portion of the individual or plan account value at any time during the accumulation phase.

Steps for Making A Withdrawal. The contract holder or IRA participant must:
- Select the Withdrawal Amount:
  - ▷ Full Withdrawal: The contract holder or IRA participant will receive, reduced by any required tax, the account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any market value adjustment) and to the Fixed Account, minus any applicable early withdrawal charge, maintenance fee, or redemption fees; or
  - ▷ Partial Withdrawal (Percentage or Specified Dollar Amount): The contract holder or IRA participant will receive, reduced by any required tax, the amount specified, subject to the value available in the account. However, the amount actually withdrawn from the account will be adjusted by any applicable early withdrawal charge or redemption fees, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account;
- Select Investment Options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

Calculation of Your Withdrawal. We determine the account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation date after we receive a request for withdrawal in good order at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company"**; or
- On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of the disbursement form in good order.

Reinvestment Privilege. The contracts allow one-time use of a reinvestment privilege. Within 30 days after a full withdrawal, if allowed by law and the contract, the contract holder or IRA participant may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based on the subaccount values next computed following our receipt of the request and the amount to be reinvested. We will credit the amount reinvested proportionally for maintenance fees and for early withdrawal charges imposed at the time of withdrawal. Provided all options are available, we will deduct from the amounts reinvested any maintenance fee which fell due after the withdrawal and before the reinvestment. We will reinvest in the same investment options and proportions in place at the time of withdrawal. If an investment option is no longer available, amounts allocated to any such option will be invested in a replacement option as directed by you or the contract holder, as applicable. Special rules apply to reinvestments of amounts withdrawn from the Guaranteed Accumulation Account **(see APPENDIX I)**. Seek competent advice regarding the tax consequences associated with reinvestment.

SYSTEMATIC DISTRIBUTION OPTIONS

Features of a Systematic Distribution Option

A systematic distribution option allows the contract holder or IRA participant to elect for you to receive regular payments from your account, without moving into the income phase. By maintaining your account in the accumulation phase, certain rights and flexibility are retained.

Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account must meet any minimum dollar amount and you must meet any age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:

- **Systematic Withdrawal Option ("SWO").** SWO is a series of partial withdrawals from your account based on the payment method you select. It is designed for those who would like a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account; and
- **Estate Conservation Option ("ECO").** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Codes requires each year. Under ECO, the Company calculates the minimum distribution amount required by law at age 70½, and pays you that amount once a year.

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your local representative or by contacting us at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

Terminating a Systematic Distribution Option. Once a systematic distribution option is elected, the contract holder or IRA participant may revoke it at any time by submitting a written request to the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** Any revocation will apply only to the amount yet to be paid. Once an option is revoked for an account, it may not be elected again until the next calendar year, nor may any other systematic distribution option be elected.

Tax Consequences. Taking a withdrawal under a systematic distribution option may have tax consequences. **See "FEDERAL TAX CONSIDERATIONS."**

DEATH BENEFIT

During the Income Phase

This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see **"INCOME PHASE."**

The contract provides a death benefit in the event of your death. Under 401 plans, HR 10 plans and SEP contracts, the death benefit is payable to the contract holder (usually the plan trustee). The contract holder may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary). Under group IRA contracts, each participant must name a beneficiary who shall be entitled to receive any death benefit due under the contract.

During the Accumulation Phase

Payment Process:

- Following your death, the contract holder (on behalf of your plan beneficiary, if applicable) or the IRA participant must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in **"CONTRACT OVERIVEW–Questions: Contacting the Company,"** we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distribution will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:
- Lump-sum payment;
- Payment in accordance with any of the available income phase payment options. **See "INCOME PHASE– Payment Options";** or
- Payment under an available systematic distribution option (subject to certain limitations).

The account value may also remain invested in the contract; however, the Tax Code limits how long the death benefit proceeds may be left in this option.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW–Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

The following options are also available; however, the Tax Code limits how long the death benefit proceeds may be left in these options:
- Leaving your account value invested in the contract; or
- Under some contracts, leaving your account value on deposit in the Company's general account, and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. The beneficiary may withdraw the balance on deposit at any time or request to receive payment in accordance with any of the available income phase payment options. **See "INCOME PHASE–Payment Options."**

The Value of the Death Benefit. The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and selection of a payment option in good order. Interest on fixed interest options, if any, will be paid from the date of death at a rate no less than required by law. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative aggregate market value adjustment applies, it would be deducted only if the death benefit is paid more than six months after your death. We describe the market value adjustment in **APPENDIX I** and the Guaranteed Accumulation Account prospectus.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See "FEDERAL TAX CONSIDERATIONS" for additional information**.

INCOME PHASE

During the income phase you stop contributing dollars to the account and start receiving payments from the accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving income phase payments, the contract holder or IRA participant must notify us in writing of the following:
- Payment start date;
- Payment option, see the income phase payment options table in this section;
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

> We may have used the following terms in prior prospectuses:
> - **Annuity Phase**–Income Phase;
> - **Annuity Option**–Payment Option;
> - **Annuity Payment**–Income Phase Payment; and
> - **Annuitization**–Initiating Income Phase Payments.

The account will continue in the accumulation phase until the contract holder or IRA participant properly initiates income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow the withdrawal of a lump sum.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include: your age ("adjusted" age for some contracts), your account value, the income phase payment option selected, number of guaranteed income phase payments (if any) selected, and whether variable or fixed payments are selected.

Fixed Income Phase Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed income phase payment amounts do not vary over time.

Variable Income Phase Payments. Amounts funding variable income phase payments will be held in the subaccount(s) selected or a combination of subaccounts and the general account. The only subaccounts currently permitted during the income phase are the Voya Balanced Portfolio, Voya Intermediate Bond Portfolio, and Voya Growth and Income Portfolio. Transfers are not permitted once the income phase begins. For variable income phase payments, an assumed net investment rate must be selected.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected.

For more information about selecting an assumed net investment rate, request a copy of the SAI by calling us. **See "CONTRACT OVERVIEW–Questions: Contacting the Company."**

Minimum Income Phase Payment Amounts. The income phase payment option selected must result in one or both of the following:
- A first payment of at least $20; or
- Total yearly payments of at least $100.

If your account value is too low to meet these minimum payment amounts, the contract holder or IRA participant must elect a lump-sum payment.

Charges Deducted. When you select an income phase payment option (one of the options listed in the tables immediately below), a mortality and expense risk charge and administrative charge, consisting of a daily deduction of up to 1.40% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under income phase payment options and is applicable to all income phase payment options, including variable options under which we do not assume a mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the payment request in good order at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW–Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option. **See "DEATH BENEFIT–The Retained Asset Account" for more information about the retained asset account.**

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See "FEDERAL TAX CONSIDERATIONS."**

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Check with your contract holder for details. We may offer additional payment options under the contract from time to time.

Terms used in the tables:
- **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary:** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for a choice of 5 to 20 years or otherwise as specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • This option allows a choice of 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end after the deaths of both annuitants.
Life Income-Two Lives-Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 120 months, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment will continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Nonlifetime Income Phase Payment Options	
Nonlifetime-Guaranteed Payments*	**Length of Payments:** Payments generally may be fixed or variable and may be made for 3-30 years. In certain cases a lump sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments, and we will not impose any early withdrawal charge.

_____
* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95 according to the appropriate annuity rate tables.

Lump-Sum Payment: If the "Nonlifetime-Guaranteed Payments" option is elected with variable payments, the contract holder may request at any time that all or a portion of the present value of the remaining payments be paid in one sum. A lump sum elected before three years of payments have been completed will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period we will assess any applicable early withdrawal charge.

See "FEES–Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

FEDERAL TAX CONSIDERATIONS

In this Section:
- **Introduction;**
- **Taxation of Qualified Contracts;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company**

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended (the “Tax Code”) that apply to your tax concerns.

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:
- Your tax position (or the tax position of the designated beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transaction involving the contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.

Qualified Contracts. The contract described in this prospectus may be purchased on a tax-qualified basis (“qualified contracts”). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a) or 408 of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek qualified legal advice.**

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- **401(a) Plans.** Section 401(a) of the Tax Code permits certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees; and
- **Individual Retirement Annuities (“IRA”).** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (“IRA”). Certain employers may establish Simplified Employee Pension (“SEP”) plans to provide IRA contributions on behalf of employees.

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Beginning in 2015, you will not be able to roll over any portion of an IRA distribution if you rolled over a distribution during the preceding 1-year period. However, the IRS has provided a transition rule for distributions in 2015. Specifically, a distribution occurring in 2014 that was rolled over is disregarded for this purpose if the 2015 distribution is from an IRA other than the IRA that made or received the 2014 distribution. Please note that this one rollover per year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Sales of the contract for use with IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract, the specific terms and conditions of the qualified contract and terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (e.g., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular fact and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plans or programs, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent.

Contract owners, participants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal and tax advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a) Plans. The total annual contributions by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $53,000 (as indexed for 2015). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

Purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable.

Distributions–General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, rollovers, exchanges and death benefit proceeds. We report the gross and taxable portion of all distributions to the IRS.

401(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that a rollover distribution of a pre-tax account is reported as a taxable distribution.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a) plan or IRA (collectively, qualified plans) unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is paid directly to the government in accordance with an IRS levy; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distributions–Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may only occur upon:

- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Lifetime Required Minimum Distributions (401(a) Plans and IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:

- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

- Under 401(a) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (401(a) Plans and IRAs)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2015, your entire balance must be distributed to the designated beneficiary by December 31, 2020. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and treaty status.

Assignment and Other Transfers

401(a) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Same-Sex Marriages

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages were not recognized for purposes of federal law. On that date the U.S. Supreme Court held in <u>United States v. Windsor</u> that Section 3 of DOMA is unconstitutional. While valid same-sex marriages are now recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code Sections 72(s) and 401(a)(9) are now available to same-sex spouses, there are still unanswered questions regarding the scope and impact of the <u>Windsor</u> decision at a state tax level. Consequently, if you are married to a same-sex spouse you should contact a tax and/or legal adviser regarding spousal rights and benefits under the contract described in the Contract Prospectus and your particular tax situation.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General. The Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the FINRA and the Securities Investor Protection Corporation ("SIPC"). Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these other broker-dealers as "distributors." The following distributors are affiliated with the company and have entered into selling agreements with Voya Financial Partners, LLC for the sale of our variable annuity contracts:

- Voya Financial Advisors, Inc.; and
- Systemized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 1% to 3%. After the first year of the participant account, renewal commissions up to 3% may be paid on recurring payments. In addition, the Company may pay an asset-based commission ranging up to 0.10%.

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 3% of total premium payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. Those other promotional incentives or payments may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated by the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2014, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

1.	Voya Financial Advisors, Inc.	14.	Primerica Financial Services, Inc.
2.	Signator Financial Services, Inc.	15.	NIA Securities, L.L.C.
3.	LPL Financial Corporation	16.	GWN Securities, Inc.
4.	Morgan Stanley Smith Barney LLC	17.	Cadaret, Grant & Co., Inc.
5.	American Portfolios Financial Services, Inc.	18.	TFS Securities, Inc.
6.	Cetera Financial Group	19.	NYLIFE Securities LLC
7.	Financial Telesis Inc./Jhw Financial Services Inc.	20.	Woodbury Financial Services, Inc.
8.	Lincoln Financial Advisors Corporation	21.	National Planning Corporation
9.	NFP Advisor Services, LLC	22.	Ameriprise Financial Services, Inc.
10.	PlanMember Securities Corporation	23.	Northwestern Mutual Investment Services, LLC
11.	Securities America, Inc.	24.	First Allied Securities, Inc.
12.	Royal Alliance Associates, Inc.	25.	Edward D. Jones & Co., L.P.
13.	MetLife Securities, Inc.		

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts and/or services over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

OTHER TOPICS

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns, and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any) and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC's ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holidays) or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable fairly to determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

	Page
• General Information and History	2
• Variable Annuity Account C	2
• Offering and Purchase of Contracts	3
• Income Phase Payments	3
• Sales Material and Advertising	4
• Experts	4
• Financial Statements of the Separate Account	S-1
• Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company	C-1

You may request an SAI by calling the Company at the number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account ("GAA") is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts allocated to the GAA will be deposited in a nonunitized separate account established by the Company. This appendix is only a summary of certain facts about GAA. Please read the GAA prospectus before investing in this option. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

General Disclosure. Amounts that you invest in GAA will earn a guaranteed interest rate if amounts are left in the GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in GAA, you will want to contact your representative or the Company to learn:
- The interest rate will apply to the amounts that you invest in GAA. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into GAA; and
- The period of time your account dollars need to remain in GAA in order to earn that rate. You are required to leave your account dollars in GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with, interest rates available on fixed income investments we may buy using deposits directed to GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends and competitive factors. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Fees and Other Deductions. If all or a portion of your account value in GAA is withdrawn, you may incur the following:
- Market Value Adjustment (MVA) - as described in this appendix and in the GAA prospectus;
- Tax Penalties and/or Tax withholding, **see "FEDERAL TAX CONSIDERATIONS; or"**
- Early Withdrawal Charge, **see "FEES;"** or
- Maintenance Fee, **see "FEES."**

We do not make deductions from amounts in GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative. Generally:
- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into GAA; and
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in GAA in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:

- Short-term - three years or less, or
- Long-term - 10 years or less, but more than three years.

At the end of a guaranteed term, your contract holder or you if permitted may:

- Transfer dollars to a new guaranteed term;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. **See "Fees and Other Deductions" in this section.**

Transfer of Account Dollars. Generally, account dollars invested in GAA may be transferred among guaranteed terms offered through GAA, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. GAA cannot be used as an investment option during the income phase. However, the contract holder (or you, if permitted) may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA dollars to any of the subaccounts available during the income phase.

Reinvesting Amounts Withdrawn from GAA. If amounts are withdrawn from GAA and then reinvested in GAA, we will apply the reinvested amount to the current deposit period. This means that the guaranteed annual interest rate, and guaranteed terms available on the date of reinvestment, will apply. Amounts will be reinvested proportionately in the same way as they were allocated before withdrawal. Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in ***"CONTRACT OVERVIEW–Questions: Contacting the Company."*** *The number assigned to the registration statement for this offering is 333-200435.*

APPENDIX II
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under the contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of interest rates reflects the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, we may defer payment of any withdrawal for a period of up to 6 months or as provided by applicable federal or state law.

Additionally, if allowed by state law, we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when the Fixed Account withdrawal, when added to the total of all Fixed Account withdrawals from the contract within the past 12 calendar months, exceeds $250,000 for HR 10 contracts, or $500,000 for corporate 401 contracts, SEP contracts and HR 10 contracts issued prior to August, 1988.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If the contract holder makes a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See "FEES–Early Withdrawal Charge."**

Transfers. During the accumulation phase, the contract holder or you, if permitted, may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account.

By notifying us at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company"** at least 30 days before income phase payments begin, the contract holder or you, if permitted, may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

APPENDIX III
FUND DESCRIPTIONS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectus for this and additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "CONTRACT OVERVIEW–Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Money Market Portfolio* **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
* There is no guarantee that the Voya Money Market Portfolio subaccount will have a positive or level return.	

APPENDIX IV
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2014, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2014, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2014 are not reflected in the following information.

TABLE I
CORPORATE 401 CONTRACTS AND GROUP IRA CONTRACTS
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$46.95	$40.71	$36.25	$37.18	$32.97	$27.98	$39.38	$37.76	$34.74	$33.72
Value at end of period	$49.28	$46.95	$40.71	$36.25	$37.18	$32.97	$27.98	$39.38	$37.76	$34.74
Number of accumulation units outstanding at end of period	8,334	8,569	11,116	15,942	17,274	18,482	18,796	21,735	25,550	27,483
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$438.31	$339.47	$296.73	$301.09	$266.95	$207.42	$336.55	$317.14	$281.01	$262.97
Value at end of period	$479.54	$438.31	$339.47	$296.73	$301.09	$266.95	$207.42	$336.55	$317.14	$281.01
Number of accumulation units outstanding at end of period	15,236	17,494	19,244	21,655	24,289	26,992	28,224	30,876	35,616	41,439
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$99.51	$100.82	$93.27	$87.77	$80.86	$73.34	$81.10	$77.41	$75.27	$73.85
Value at end of period	$104.90	$99.51	$100.82	$93.27	$87.77	$80.86	$73.34	$81.10	$77.41	$75.27
Number of accumulation units outstanding at end of period	540	553	567	581	661	5,475	5,484	5,503	6,192	8,319
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$51.45	$52.06	$52.66	$53.28	$53.79	$54.26	$53.48	$51.47	$49.66	$48.79
Value at end of period	$50.85	$51.45	$52.06	$52.66	$53.28	$53.79	$54.26	$53.48	$51.47	$49.66
Number of accumulation units outstanding at end of period	1,218	1,250	1,729	1,974	2,074	3,817	3,905	6,649	6,938	3,704

TABLE II
CORPORATE 401 CONTRACTS FOR CONTRACTS CONTAINING LIMITS ON FEES
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$48.94	$42.33	$37.60	$38.46	$34.02	$28.80	$40.44	$38.67	$35.49	$34.36
Value at end of period	$51.49	$48.94	$42.33	$37.60	$38.46	$34.02	$28.80	$40.44	$38.67	$35.49
Number of accumulation units outstanding at end of period	3,550	3,435	3,285	3,128	2,994	952	9,976	9,739	11,592	11,321
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$456.85	$352.95	$307.74	$311.48	$275.47	$213.51	$345.57	$324.81	$287.09	$267.99
Value at end of period	$501.08	$456.85	$352.95	$307.74	$311.48	$275.47	$213.51	$345.57	$324.81	$287.09
Number of accumulation units outstanding at end of period	3,028	3,163	4,992	4,614	4,875	6,001	7,632	7,891	13,075	20,527

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$102.02	$103.21	$95.33	$89.57	$82.40	$74.63	$82.40	$78.53	$76.25	$74.70
Value at end of period	$107.70	$102.02	$103.21	$95.33	$89.57	$82.40	$74.63	$82.40	$78.53	$76.25
Number of accumulation units outstanding at end of period	93	71	53	38	27	21	16	220	1,106	1,066
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$51.45	$52.06	$52.66	$53.28	$53.79	$54.26	$53.48	$51.47	$49.66	$48.79
Value at end of period	$50.85	$51.45	$52.06	$52.66	$53.28	$53.79	$54.26	$53.48	$51.47	$49.66
Number of accumulation units outstanding at end of period	5	112	26	244	206	186	159	142	2,013	1,958

TABLE III
HR 10 CONTRACTS AND SEP CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$46.26	$40.14	$35.77	$36.70	$32.56	$27.65	$38.95	$37.36	$34.39	$33.41
Value at end of period	$48.53	$46.26	$40.14	$35.77	$36.70	$32.56	$27.65	$38.95	$37.36	$34.39
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	786	776
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$330.49	$256.12	$224.01	$227.43	$201.76	$156.87	$254.68	$240.13	$212.90	$199.36
Value at end of period	$361.36	$330.49	$256.12	$224.01	$227.43	$201.76	$156.87	$254.68	$240.13	$212.90
Number of accumulation units outstanding at end of period	689	689	689	846	847	974	1,120	1,122	1,683	1,785
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$97.42	$98.76	$91.42	$86.08	$79.35	$72.02	$79.68	$76.10	$74.05	$72.69
Value at end of period	$102.63	$97.42	$98.76	$91.42	$86.08	$79.35	$72.02	$79.68	$76.10	$74.05
Number of accumulation units outstanding at end of period	270	271	271	272	272	307	308	445	1,169	1,177
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$50.24	$50.86	$51.48	$52.12	$52.65	$53.14	$52.41	$50.47	$48.72	$47.90
Value at end of period	$49.62	$50.24	$50.86	$51.48	$52.12	$52.65	$53.14	$52.41	$50.47	$48.72
Number of accumulation units outstanding at end of period	2	2	2	2	2	2	2	2	1,059	1,060

TABLE IV
HR 10 CONTRACTS AND SEP CONTRACTS FOR CONTRACTS CONTAINING LIMITS ON FEES
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$48.22	$41.73	$37.09	$37.97	$33.60	$28.47	$39.99	$38.26	$35.14	$34.04
Value at end of period	$50.71	$48.22	$41.73	$37.09	$37.97	$33.60	$28.47	$39.99	$38.26	$35.14
Number of accumulation units outstanding at end of period	11,119	12,009	12,242	14,581	18,126	19,758	19,915	21,363	23,881	31,620
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$344.47	$266.29	$232.32	$235.28	$208.21	$161.47	$261.50	$245.94	$217.51	$203.16
Value at end of period	$377.58	$344.47	$266.29	$232.32	$235.28	$208.21	$161.47	$261.50	$245.94	$217.51
Number of accumulation units outstanding at end of period	16,724	18,621	20,708	22,159	24,682	27,980	32,874	37,436	43,234	53,792

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$99.87	$101.10	$93.44	$87.85	$80.86	$73.28	$80.95	$77.20	$75.00	$73.52
Value at end of period	$105.37	$99.87	$101.10	$93.44	$87.85	$80.86	$73.28	$80.95	$77.20	$75.00
Number of accumulation units outstanding at end of period	3,486	4,796	5,294	5,255	5,296	6,309	7,112	7,454	7,565	7,811
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$50.24	$50.86	$51.48	$52.12	$52.65	$53.14	$52.41	$50.47	$48.72	$47.90
Value at end of period	$49.62	$50.24	$50.86	$51.48	$52.12	$52.65	$53.14	$52.41	$50.47	$48.72
Number of accumulation units outstanding at end of period	4,204	4,213	19,098	20,731	22,576	22,595	23,932	23,540	14,898	16,379

TABLE V
HR 10 CONTRACTS AND SEP CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$44.78	$38.94	$34.79	$35.79	$31.83	$27.10	$38.26	$36.80	$33.96	$33.07
Value at end of period	$46.85	$44.78	$38.94	$34.79	$35.79	$31.83	$27.10	$38.26	$36.80	$33.96
Number of accumulation units outstanding at end of period	31,003	30,422	29,926	31,661	37,240	28,285	40,737	45,364	52,039	82,560
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$319.86	$248.50	$217.89	$221.78	$197.24	$153.73	$250.21	$236.51	$210.22	$197.33
Value at end of period	$348.86	$319.86	$248.50	$217.89	$221.78	$197.24	$153.73	$250.21	$236.51	$210.22
Number of accumulation units outstanding at end of period	13,586	15,446	14,165	14,601	19,541	19,903	21,240	30,179	33,996	34,905
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$94.29	$95.83	$88.93	$83.94	$77.57	$70.58	$78.28	$74.96	$73.11	$71.96
Value at end of period	$99.08	$94.29	$95.83	$88.93	$83.94	$77.57	$70.58	$78.28	$74.96	$73.11
Number of accumulation units outstanding at end of period	9,279	9,273	10,100	10,725	17,826	19,765	18,281	17,585	17,893	18,288
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$48.62	$49.35	$50.08	$50.82	$51.47	$52.08	$51.49	$49.71	$48.11	$47.41
Value at end of period	$47.90	$48.62	$49.35	$50.08	$50.82	$51.47	$52.08	$51.49	$49.71	$48.11
Number of accumulation units outstanding at end of period	5,603	5,541	39,692	39,422	40,834	40,695	40,069	40,988	4,303	3,889

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of a Variable Annuity Account C MAP II Group Installment variable annuity prospectus for HR 10 contract plans dated May 1, 2015.

____ *Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.75980-15) dated May 1, 2015.*

____ *Please send the most recent annual and/or quarterly report of Voya Retirement Insurance and Annuity Company.*

____

CONTRACT HOLDER'S SIGNATURE

____

DATE


VARIABLE ANNUITY ACCOUNT C
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY


Statement of Additional Information
dated May 1, 2015

MAP II (HR 10)

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated May 1, 2015. The contracts offered in connection with the prospectus are group deferred variable annuity contracts funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:


Voya Retirement Insurance and Annuity Company
Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, Connecticut 06199-0063
1-800-262-3862


Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

Page

SAI.75980-15

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the Company by the end of 2016.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. **See "FEES" in the prospectus**.

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectus and statement of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers LLC serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections titled **"CONTRACT OWNERSHIP AND RIGHTS"** and **"YOUR ACCOUNT VALUE."**

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2014, 2013 and 2012 amounted to $50,785,659.69, $54,391,135.63 and $54,904,926.87, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of Voya Retirement Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase **(see "INCOME PHASE" in the prospectus)**, the value of your account is determined using accumulation unit values as of the 10th valuation before the first payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the 10th valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.000442. This is then multiplied by the annuity unit value for the prior valuation ($13.400000 from above) to produce an annuity unit value of $13.4059289 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of annuity units by the current annuity unit value, or 20.414 times $13.405928, which produces an income phase payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2014, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS

Variable Annuity Account C of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2014

with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2014

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
Voya Retirement Insurance and Annuity Company

We have audited the accompanying financial statements of Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2014, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2014 and 2013. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2014, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account C of Voya Retirement Insurance and Annuity Company at December 31, 2014, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 9, 2015

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 32	$ 4,057	$ 90	$ 408	$ 51
Total assets	32	4,057	90	408	51
Net assets	$ 32	$ 4,057	$ 90	$ 408	$ 51
Net assets					
Accumulation units	$ 32	$ 4,057	$ 90	$ 408	$ 51
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 32	$ 4,057	$ 90	$ 408	$ 51
Total number of mutual fund shares	4,096	172,507	2,507	12,471	2,476
Cost of mutual fund shares	$ 32	$ 4,057	$ 92	$ 416	$ 50

The accompanying notes are an integral part of these financial statements.

2

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Small Cap Value Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 442	$ 35	$ 231	$ —	$ 423
Total assets	442	35	231	—	423
Net assets	$ 442	$ 35	$ 231	$ —	$ 423
Net assets					
Accumulation units	$ 442	$ 35	$ 231	$ —	$ 423
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 442	$ 35	$ 231	$ —	$ 423
Total number of mutual fund shares	10,300	8,142	5,860	13	21,558
Cost of mutual fund shares	$ 394	$ 36	$ 245	$ —	$ 428

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 27,172	$ 39,632	$ 1,335	$ 3,775	$ 201
Total assets	27,172	39,632	1,335	3,775	201
Net assets	$ 27,172	$ 39,632	$ 1,335	$ 3,775	$ 201
Net assets					
Accumulation units	$ 27,077	$ 39,107	$ 1,335	$ 3,775	$ 201
Contracts in payout (annuitization)	95	525	—	—	—
Total net assets	$ 27,172	$ 39,632	$ 1,335	$ 3,775	$ 201
Total number of mutual fund shares	495,117	966,404	65,014	415,755	36,571
Cost of mutual fund shares	$ 19,487	$ 25,800	$ 1,264	$ 3,495	$ 140

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	AllianceBernstein Growth and Income Portfolio - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A	Amana Growth Fund - Investor Class
Assets					
Investments in mutual funds at fair value	$ 443	$ 261	$ 27	$ 548	$ 42,462
Total assets	443	261	27	548	42,462
Net assets	$ 443	$ 261	$ 27	$ 548	$ 42,462
Net assets					
Accumulation units	$ 443	$ 261	$ 27	$ 548	$ 42,462
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 443	$ 261	$ 27	$ 548	$ 42,462
Total number of mutual fund shares	14,763	15,263	1,255	21,302	1,239,417
Cost of mutual fund shares	$ 350	$ 173	$ 19	$ 621	$ 34,110

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments ® Inflation-Adjusted Bond Fund - Investor Class	American Century Investments® Income & Growth Fund - A Class
Assets					
Investments in mutual funds					
at fair value	$ 74,812	$ 7,317	$ 64	$ 29,023	$ 10,906
Total assets	74,812	7,317	64	29,023	10,906
Net assets	$ 74,812	$ 7,317	$ 64	$ 29,023	$ 10,906
Net assets					
Accumulation units	$ 74,812	$ 7,317	$ 64	$ 29,023	$ 10,906
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 74,812	$ 7,317	$ 64	$ 29,023	$ 10,906
Total number of mutual fund shares	1,604,041	296,832	2,614	2,497,708	288,453
Cost of mutual fund shares	$ 55,806	$ 5,626	$ 65	$ 32,179	$ 8,069

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Fundamental Investors^{SM} - Class R-3		Fundamental Investors^{SM} - Class R-4		American Funds American Mutual Fund® - Class R-4		Ariel Appreciation Fund - Investor Class		Ariel Fund - Investor Class	
Assets										
Investments in mutual funds										
at fair value	$	2,170	$	67,392	$	2,154	$	697	$	11,912
Total assets		2,170		67,392		2,154		697		11,912
Net assets	$	2,170	$	67,392	$	2,154	$	697	$	11,912
Net assets										
Accumulation units	$	2,170	$	67,392	$	2,154	$	697	$	11,912
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	2,170	$	67,392	$	2,154	$	697	$	11,912
Total number of mutual fund shares		41,787		1,297,001		58,179		12,992		165,863
Cost of mutual fund shares	$	1,865	$	53,228	$	2,030	$	629	$	11,361

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Artisan International Fund - Investor Shares	Aston/ Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares
Assets					
Investments in mutual funds					
at fair value	$ 13,092	$ 47,419	$ 1,697	$ 21	$ 16,783
Total assets	13,092	47,419	1,697	21	16,783
Net assets	$ 13,092	$ 47,419	$ 1,697	$ 21	$ 16,783
Net assets					
Accumulation units	$ 13,092	$ 47,419	$ 1,697	$ 21	$ 16,783
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 13,092	$ 47,419	$ 1,697	$ 21	$ 16,783
Total number of mutual fund shares	436,993	1,165,376	68,170	954	785,737
Cost of mutual fund shares	$ 11,963	$ 49,158	$ 1,431	$ 23	$ 16,722

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Bond Fund of America[SM] - Class R-4	Calvert VP SRI Balanced Portfolio	Capital World Growth & Income Fund[SM] - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia[SM] Acorn® Fund - Class A Shares
Assets					
Investments in mutual funds					
at fair value	$ 9,317	$ 53,491	$ 775	$ 6,678	$ 100
Total assets	9,317	53,491	775	6,678	100
Net assets	$ 9,317	$ 53,491	$ 775	$ 6,678	$ 100
Net assets					
Accumulation units	$ 9,317	$ 53,259	$ 775	$ 6,678	$ 100
Contracts in payout (annuitization)	—	232	—	—	—
Total net assets	$ 9,317	$ 53,491	$ 775	$ 6,678	$ 100
Total number of mutual fund shares	727,347	26,080,451	16,908	86,879	3,301
Cost of mutual fund shares	$ 9,181	$ 48,653	$ 627	$ 6,247	$ 99

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Columbia^{SM} Acorn® Fund - Class Z Shares	Columbia Mid Cap Value Fund - Class A Shares	Columbia Mid Cap Value Fund - Class Z Shares	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y
Assets					
Investments in mutual funds					
at fair value	$ 58	$ 10,416	$ 2	$ 288	$ —
Total assets	58	10,416	2	288	—
Net assets	$ 58	$ 10,416	$ 2	$ 288	$ —
Net assets					
Accumulation units	$ 58	$ 10,416	$ 2	$ 288	$ —
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 58	$ 10,416	$ 2	$ 288	$ —
Total number of mutual fund shares	1,829	611,990	108	10,416	4
Cost of mutual fund shares	$ 58	$ 10,354	$ 2	$ 295	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Delaware Diversified Income Fund - Class A	Delaware Small Cap Value Fund - Class A	Deutsche Small Cap Growth Fund - Class S	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund
Assets					
Investments in mutual funds					
at fair value	$ 4,462	$ 692	$ 24	$ 393	$ 302
Total assets	4,462	692	24	393	302
Net assets	$ 4,462	$ 692	$ 24	$ 393	$ 302
Net assets					
Accumulation units	$ 4,462	$ 692	$ 24	$ 393	$ 302
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 4,462	$ 692	$ 24	$ 393	$ 302
Total number of mutual fund shares	496,961	13,174	805	9,333	1,669
Cost of mutual fund shares	$ 4,486	$ 710	$ 25	$ 338	$ 283

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Deutsche Equity 500 Index Fund - Class S		Eaton Vance Large-Cap Value Fund - Class R Shares		EuroPacific Growth Fund® - Class R-3		EuroPacific Growth Fund® - Class R-4		Fidelity Advisor® New Insights Fund - Institutional Class
Assets									
Investments in mutual funds									
at fair value	$	746	$	93	$	7,100	$	295,528	$	934
Total assets		746		93		7,100		295,528		934
Net assets	$	746	$	93	$	7,100	$	295,528	$	934
Net assets									
Accumulation units	$	746	$	93	$	7,100	$	295,528	$	934
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	746	$	93	$	7,100	$	295,528	$	934
Total number of mutual fund shares		3,353		4,958		153,539		6,388,423		34,408
Cost of mutual fund shares	$	529	$	104	$	6,075	$	259,634	$	916

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 301,864	$ 292,498	$ 12,151	$ 29,883	$ 1,379,550
Total assets	301,864	292,498	12,151	29,883	1,379,550
Net assets	$ 301,864	$ 292,498	$ 12,151	$ 29,883	$ 1,379,550
Net assets					
Accumulation units	$ 297,811	$ 291,652	$ 12,104	$ 29,883	$ 1,370,137
Contracts in payout (annuitization)	4,053	846	47	—	9,413
Total net assets	$ 301,864	$ 292,498	$ 12,151	$ 29,883	$ 1,379,550
Total number of mutual fund shares	12,437,722	4,607,714	2,201,346	1,598,032	36,925,866
Cost of mutual fund shares	$ 271,382	$ 147,172	$ 12,819	$ 26,271	$ 1,010,211

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class
Assets					
Investments in mutual funds at fair value	$ 176,091	$ 29,464	$ 22,661	$ 2,593	$ 97
Total assets	176,091	29,464	22,661	2,593	97
Net assets	$ 176,091	$ 29,464	$ 22,661	$ 2,593	$ 97
Net assets					
Accumulation units	$ 176,091	$ 29,464	$ 22,661	$ 2,593	$ 97
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 176,091	$ 29,464	$ 22,661	$ 2,593	$ 97
Total number of mutual fund shares	846,103	781,959	1,321,362	79,971	565
Cost of mutual fund shares	$ 116,686	$ 23,948	$ 19,215	$ 2,395	$ 93

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Class IR Shares	Growth Fund of America® - Class R-3
Assets					
Investments in mutual funds					
at fair value	$ 3	$ 306	$ 132,108	$ 3	$ 16,720
Total assets	3	306	132,108	3	16,720
Net assets	$ 3	$ 306	$ 132,108	$ 3	$ 16,720
Net assets					
Accumulation units	$ 3	$ 306	$ 130,622	$ 3	$ 16,720
Contracts in payout (annuitization)	—	—	1,486	—	—
Total net assets	$ 3	$ 306	$ 132,108	$ 3	$ 16,720
Total number of mutual fund shares	94	8,461	5,918,839	113	397,894
Cost of mutual fund shares	$ 4	$ 327	$ 91,051	$ 3	$ 12,837

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y
Assets					
Investments in mutual funds at fair value	$ 380,060	$ —	$ 5	$ 2,622	$ 31
Total assets	380,060	—	5	2,622	31
Net assets	$ 380,060	$ —	$ 5	$ 2,622	$ 31
Net assets					
Accumulation units	$ 380,060	$ —	$ 5	$ 2,622	$ 31
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 380,060	$ —	$ 5	$ 2,622	$ 31
Total number of mutual fund shares	8,970,020	2	187	121,917	546
Cost of mutual fund shares	$ 280,678	$ —	$ 5	$ 2,243	$ 31

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 147	$ 282	$ 40	$ 102	$ 82
Total assets	147	282	40	102	82
Net assets	$ 147	$ 282	$ 40	$ 102	$ 82
Net assets					
Accumulation units	$ 147	$ 282	$ 40	$ 102	$ 82
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 147	$ 282	$ 40	$ 102	$ 82
Total number of mutual fund shares	4,690	4,567	3,329	2,472	2,280
Cost of mutual fund shares	$ 126	$ 173	$ 41	$ 71	$ 56

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	JPMorgan Equity Income Fund - Select Class Shares	JPMorgan Government Bond Fund - Select Class Shares	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I
Assets					
Investments in mutual funds					
at fair value	$ 68	$ 426	$ —	$ 4,184	$ 96
Total assets	68	426	—	4,184	96
Net assets	$ 68	$ 426	$ —	$ 4,184	$ 96
Net assets					
Accumulation units	$ 68	$ 426	$ —	$ 4,184	$ 96
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 68	$ 426	$ —	$ 4,184	$ 96
Total number of mutual fund shares	4,746	38,935	2	225,560	435
Cost of mutual fund shares	$ 66	$ 432	$ —	$ 3,145	$ 95

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 348	$ 14,315	$ 373	$ —	$ 274
Total assets	348	14,315	373	—	274
Net assets	$ 348	$ 14,315	$ 373	$ —	$ 274
Net assets					
Accumulation units	$ 348	$ 14,315	$ 373	$ —	$ 274
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 348	$ 14,315	$ 373	—	$ 274
Total number of mutual fund shares	20,200	419,929	32,031	6	12,338
Cost of mutual fund shares	$ 330	$ 12,968	$ 374	$ —	$ 287

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC
Assets					
Investments in mutual funds					
at fair value	$ 1,258	$ 1,155	$ 1,254	$ 265	$ 104,586
Total assets	1,258	1,155	1,254	265	104,586
Net assets	$ 1,258	$ 1,155	$ 1,254	$ 265	$ 104,586
Net assets					
Accumulation units	$ 1,258	$ 1,155	$ 1,254	$ 265	$ 103,710
Contracts in payout (annuitization)	—	—	—	—	876
Total net assets	$ 1,258	$ 1,155	$ 1,254	$ 265	$ 104,586
Total number of mutual fund shares	113,360	44,653	47,720	19,674	4,019,437
Cost of mutual fund shares	$ 1,257	$ 751	$ 1,401	$ 282	$ 67,455

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class M Shares	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3
Assets					
Investments in mutual funds					
at fair value	$ 2	$ 722	$ 10,611	$ 1	$ 13
Total assets	2	722	10,611	1	13
Net assets	$ 2	$ 722	$ 10,611	$ 1	$ 13
Net assets					
Accumulation units	$ 2	$ 722	$ 10,611	$ 1	$ 13
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2	$ 722	$ 10,611	$ 1	$ 13
Total number of mutual fund shares	158	29,451	972,568	35	404
Cost of mutual fund shares	$ 2	$ 573	$ 10,455	$ 1	$ 14

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	American Funds New World Fund® - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 473	$ 13,345	$ 2,112	$ 121,851	$ 27
Total assets	473	13,345	2,112	121,851	27
Net assets	$ 473	$ 13,345	$ 2,112	$ 121,851	$ 27
Net assets					
Accumulation units	$ 473	$ 13,345	$ 2,112	$ 121,851	$ 27
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 473	$ 13,345	$ 2,112	$ 121,851	$ 27
Total number of mutual fund shares	7,987	625,929	59,351	3,397,963	503
Cost of mutual fund shares	$ 484	$ 12,709	$ 1,844	$ 97,099	$ 30

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Nuveen Global Infrastructure Fund - Class I	Nuveen U.S. Infrastructure Income Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y
Assets					
Investments in mutual funds					
at fair value	$ 1,197	$ 204	$ 104	$ 249,694	$ 38,711
Total assets	1,197	204	104	249,694	38,711
Net assets	$ 1,197	$ 204	$ 104	$ 249,694	$ 38,711
Net assets					
Accumulation units	$ 1,197	$ 204	$ 104	$ 249,694	$ 38,711
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,197	$ 204	$ 104	$ 249,694	$ 38,711
Total number of mutual fund shares	111,134	10,021	1,760	7,029,682	1,104,129
Cost of mutual fund shares	$ 1,281	$ 203	$ 90	$ 181,324	$ 36,740

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small Company Fund - Class Y	Oppenheimer Discovery Mid Cap Growth Fund/VA
Assets					
Investments in mutual funds					
at fair value	$ 21	$ 57	$ 10	$ 12	$ 15
Total assets	21	57	10	12	15
Net assets	$ 21	$ 57	$ 10	$ 12	$ 15
Net assets					
Accumulation units	$ 21	$ 57	$ 10	$ 12	$ —
Contracts in payout (annuitization)	—	—	—	—	15
Total net assets	$ 21	$ 57	$ 10	$ 12	$ 15
Total number of mutual fund shares	1,556	9,555	281	384	187
Cost of mutual fund shares	$ 32	$ 58	$ 10	$ 12	$ 15

The accompanying notes are an integral part of these financial statements.

24

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Oppenheimer Global Fund/ VA		Oppenheimer Global Strategic Income Fund/VA		Oppenheimer Main Street Fund®/VA		Oppenheimer Main Street Small Cap Fund®/VA		Parnassus Small Cap Fund[SM]	
Assets										
Investments in mutual funds										
at fair value	$	222	$	98	$	74	$	28,354	$	—
Total assets		222		98		74		28,354		—
Net assets	$	222	$	98	$	74	$	28,354	$	—
Net assets										
Accumulation units	$	222	$	98	$	—	$	28,354	$	—
Contracts in payout (annuitization)		—		—		74		—		—
Total net assets	$	222	$	98	$	74	$	28,354	$	—
Total number of mutual fund shares		5,609		18,504		2,205		1,067,539		—
Cost of mutual fund shares	$	149	$	98	$	48	$	23,921	$	—

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax World Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y Shares
Assets					
Investments in mutual funds at fair value	$ 17,371	$ 44,918	$ 14	$ 127,404	$ 8,438
Total assets	17,371	44,918	14	127,404	8,438
Net assets	$ 17,371	$ 44,918	$ 14	$ 127,404	$ 8,438
Net assets					
Accumulation units	$ 17,371	$ 44,918	$ 14	$ 127,404	$ 8,438
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 17,371	$ 44,918	$ 14	$ 127,404	$ 8,438
Total number of mutual fund shares	426,899	1,895,271	3,237	9,945,646	243,372
Cost of mutual fund shares	$ 15,734	$ 42,102	$ 16	$ 140,850	$ 8,157

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Pioneer High Yield Fund - Class A Shares	Pioneer Strategic Income Fund - Class A Shares	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I Shares
Assets					
Investments in mutual funds					
at fair value	$ 2,023	$ 1,354	$ 10,371	$ 9	$ 23,270
Total assets	2,023	1,354	10,371	9	23,270
Net assets	$ 2,023	$ 1,354	$ 10,371	$ 9	$ 23,270
Net assets					
Accumulation units	$ 2,023	$ 1,354	$ 10,371	$ 9	$ 23,270
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,023	$ 1,354	$ 10,371	$ 9	$ 23,270
Total number of mutual fund shares	207,743	126,170	478,125	311	2,411,380
Cost of mutual fund shares	$ 2,144	$ 1,407	$ 12,818	$ 9	$ 25,157

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K Shares	Columbia Diversified Equity Income Fund - Class R4 Shares	Royce Total Return Fund - K Class	SMALLCAP World Fund® - Class R-4
Assets					
Investments in mutual funds at fair value	$ 23	$ 10,975	$ 114	$ 2	$ 11,841
Total assets	23	10,975	114	2	11,841
Net assets	$ 23	$ 10,975	$ 114	$ 2	$ 11,841
Net assets					
Accumulation units	$ 23	$ 10,975	$ 114	$ 2	$ 11,841
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 23	$ 10,975	$ 114	$ 2	$ 11,841
Total number of mutual fund shares	1,480	784,517	8,170	151	263,307
Cost of mutual fund shares	$ 25	$ 9,012	$ 88	$ 2	$ 11,292

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 1,035	$ 330	$ 1,602	$ 38,088	$ 180,054
Total assets	1,035	330	1,602	38,088	180,054
Net assets	$ 1,035	$ 330	$ 1,602	$ 38,088	$ 180,054
Net assets					
Accumulation units	$ 1,035	$ 330	$ 1,602	$ 38,088	$ 180,054
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,035	$ 330	$ 1,602	$ 38,088	$ 180,054
Total number of mutual fund shares	36,494	9,653	229,800	3,069,152	14,450,595
Cost of mutual fund shares	$ 876	$ 278	$ 1,665	$ 40,341	$ 188,668

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 4	$ 45	$ 9,095	$ 116	$ 249
Total assets	4	45	9,095	116	249
Net assets	$ 4	$ 45	$ 9,095	$ 116	$ 249
Net assets					
Accumulation units	$ 4	$ 45	$ 9,095	$ 116	$ 249
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 4	$ 45	$ 9,095	$ 116	$ 249
Total number of mutual fund shares	117	1,682	776,044	6,194	10,798
Cost of mutual fund shares	$ 4	$ 46	$ 11,443	$ 82	$ 189

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y Shares	Victory Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Growth Opportunities Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 24	$ 6	$ 25	$ 299,629	$ 100
Total assets	24	6	25	299,629	100
Net assets	$ 24	$ 6	$ 25	$ 299,629	$ 100
Net assets					
Accumulation units	$ 24	$ 6	$ 25	$ 281,841	$ 100
Contracts in payout (annuitization)	—	—	—	17,788	—
Total net assets	$ 24	$ 6	$ 25	$ 299,629	$ 100
Total number of mutual fund shares	985	167	660	20,466,452	3,188
Cost of mutual fund shares	$ 21	$ 6	$ 23	$ 245,763	$ 91

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Large Cap Value Fund - Class A		Voya Real Estate Fund - Class A		Voya GNMA Income Fund - Class A		Voya Intermediate Bond Fund - Class A		Voya Intermediate Bond Portfolio - Class I
Assets									
Investments in mutual funds at fair value	$	7	$	2,025	$	3,484	$	1,774	$	351,128
Total assets		7		2,025		3,484		1,774		351,128
Net assets	$	7	$	2,025	$	3,484	$	1,774	$	351,128
Net assets									
Accumulation units	$	7	$	2,025	$	3,484	$	1,774	$	337,109
Contracts in payout (annuitization)		—		—		—		—		14,019
Total net assets	$	7	$	2,025	$	3,484	$	1,774	$	351,128
Total number of mutual fund shares		524		102,157		401,397		175,596		27,219,230
Cost of mutual fund shares	$	7	$	1,557	$	3,590	$	1,767	$	339,985

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Institutional Class	Voya Global Resources Portfolio - Service Class	Voya High Yield Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 981	$ 922	$ 25	$ 82,002	$ 44
Total assets	981	922	25	82,002	44
Net assets	$ 981	$ 922	$ 25	$ 82,002	$ 44
Net assets					
Accumulation units	$ 981	$ 922	$ 25	$ 82,002	$ 44
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 981	$ 922	$ 25	$ 82,002	$ 44
Total number of mutual fund shares	76,465	83,865	1,341	4,454,226	4,309
Cost of mutual fund shares	$ 975	$ 927	$ 31	$ 82,838	$ 45

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 31,277	$ 24,624	$ 210	$ 434,528	$ 5,413
Total assets	31,277	24,624	210	434,528	5,413
Net assets	$ 31,277	$ 24,624	$ 210	$ 434,528	$ 5,413
Net assets					
Accumulation units	$ 31,277	$ 24,624	$ 210	$ 433,537	$ 5,413
Contracts in payout (annuitization)	—	—	—	991	—
Total net assets	$ 31,277	$ 24,624	$ 210	$ 434,528	$ 5,413
Total number of mutual fund shares	3,093,667	2,438,062	11,014	21,672,218	274,496
Cost of mutual fund shares	$ 32,656	$ 25,553	$ 156	$ 351,368	$ 5,087

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 24	$ 384,229	$ 1,681	$ 19	$ 17,240
Total assets	24	384,229	1,681	19	17,240
Net assets	$ 24	$ 384,229	$ 1,681	$ 19	$ 17,240
Net assets					
Accumulation units	$ 24	$ 380,027	$ 1,681	$ 19	$ 16,970
Contracts in payout (annuitization)	—	4,202	—	—	270
Total net assets	$ 24	$ 384,229	$ 1,681	$ 19	$ 17,240
Total number of mutual fund shares	1,965	30,738,309	135,920	1,884	1,103,004
Cost of mutual fund shares	$ 21	$ 290,786	$ 1,665	$ 19	$ 13,356

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Bond Index Portfolio - Class I	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 382	$ 12,284	$ 19,708	$ 43	$ 7
Total assets	382	12,284	19,708	43	7
Net assets	$ 382	$ 12,284	$ 19,708	$ 43	$ 7
Net assets					
Accumulation units	$ 382	$ 12,284	$ 19,708	$ 43	$ 7
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 382	$ 12,284	$ 19,708	$ 43	$ 7
Total number of mutual fund shares	24,443	1,141,605	1,342,474	4,695	622
Cost of mutual fund shares	$ 298	$ 12,387	$ 16,840	$ 48	$ 7

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 92,705	$ 53	$ 2,409	$ 65,786	$ 37,011
Total assets	92,705	53	2,409	65,786	37,011
Net assets	$ 92,705	$ 53	$ 2,409	$ 65,786	$ 37,011
Net assets					
Accumulation units	$ 92,705	$ 53	$ —	$ 65,786	$ 37,011
Contracts in payout (annuitization)	—	—	2,409	—	—
Total net assets	$ 92,705	$ 53	$ 2,409	$ 65,786	$ 37,011
Total number of mutual fund shares	7,512,571	1,583	68,490	1,876,386	1,988,745
Cost of mutual fund shares	$ 74,269	$ 42	$ 1,763	$ 44,359	$ 32,605

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 54,794	$ 40	$ 22,583	$ 27,024	$ 321
Total assets	54,794	40	22,583	27,024	321
Net assets	$ 54,794	$ 40	$ 22,583	$ 27,024	$ 321
Net assets					
Accumulation units	$ 54,794	$ 40	$ 22,583	$ 27,024	$ 321
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 54,794	$ 40	$ 22,583	$ 27,024	$ 321
Total number of mutual fund shares	2,968,269	2,208	712,176	849,020	19,305
Cost of mutual fund shares	$ 45,073	$ 36	$ 19,976	$ 20,737	$ 351

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 22,492	$ 20,091	$ 24	$ 26,704	$ 22,043
Total assets	22,492	20,091	24	26,704	22,043
Net assets	$ 22,492	$ 20,091	$ 24	$ 26,704	$ 22,043
Net assets					
Accumulation units	$ 22,492	$ 20,091	$ 24	$ 26,704	$ 22,043
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 22,492	$ 20,091	$ 24	$ 26,704	$ 22,043
Total number of mutual fund shares	1,294,879	1,162,701	1,197	1,290,064	1,075,815
Cost of mutual fund shares	$ 25,925	$ 23,112	$ 17	$ 23,009	$ 18,642

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 30	$ 403	$ 191,423	$ 564,335	$ 1,535
Total assets	30	403	191,423	564,335	1,535
Net assets	$ 30	$ 403	$ 191,423	$ 564,335	$ 1,535
Net assets					
Accumulation units	$ 30	$ 403	$ 191,423	$ 564,335	$ 1,535
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 30	$ 403	$ 191,423	$ 564,335	$ 1,535
Total number of mutual fund shares	1,837	14,384	6,648,943	19,588,147	94,217
Cost of mutual fund shares	$ 30	$ 362	$ 172,171	$ 451,032	$ 1,139

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 121,652	$ 117	$ 7,682	$ 806	$ 6,583
Total assets	121,652	117	7,682	806	6,583
Net assets	$ 121,652	$ 117	$ 7,682	$ 806	$ 6,583
Net assets					
Accumulation units	$ 121,431	$ 117	$ 7,682	$ 806	$ 6,583
Contracts in payout (annuitization)	221	—	—	—	—
Total net assets	$ 121,652	$ 117	$ 7,682	$ 806	$ 6,583
Total number of mutual fund shares	7,377,290	9,015	593,641	52,336	425,804
Cost of mutual fund shares	$ 83,676	$ 100	$ 6,485	$ 646	$ 5,874

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A	Voya Aggregate Bond Portfolio - Adviser Class	Voya Aggregate Bond Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 236,364	$ 151	$ 328	$ 1,890	$ 2,478
Total assets	236,364	151	328	1,890	2,478
Net assets	$ 236,364	$ 151	$ 328	$ 1,890	$ 2,478
Net assets					
Accumulation units	$ 234,419	$ 151	$ 328	$ 1,890	$ 2,478
Contracts in payout (annuitization)	1,945	—	—	—	—
Total net assets	$ 236,364	$ 151	$ 328	$ 1,890	$ 2,478
Total number of mutual fund shares	236,363,825	7,448	7,222	162,373	207,182
Cost of mutual fund shares	$ 236,364	$ 132	$ 299	$ 1,909	$ 2,443

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Aggregate Bond Portfolio - Service Class	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2015 Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 169,930	$ 272	$ 96,508	$ 932	$ 692
Total assets	169,930	272	96,508	932	692
Net assets	$ 169,930	$ 272	$ 96,508	$ 932	$ 692
Net assets					
Accumulation units	$ 165,063	$ 272	$ 94,173	$ 922	$ 692
Contracts in payout (annuitization)	4,867	—	2,335	10	—
Total net assets	$ 169,930	$ 272	$ 96,508	$ 932	$ 692
Total number of mutual fund shares	14,340,125	26,378	9,261,779	89,260	63,873
Cost of mutual fund shares	$ 171,195	$ 299	$ 104,125	$ 1,001	$ 696

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Index Solution 2015 Portfolio - Service Class	Voya Index Solution 2015 Portfolio - Service 2 Class	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 1,310	$ 1,223	$ 2,587	$ 2,410	$ 4,350
Total assets	1,310	1,223	2,587	2,410	4,350
Net assets	$ 1,310	$ 1,223	$ 2,587	$ 2,410	$ 4,350
Net assets					
Accumulation units	$ 1,310	$ 1,223	$ 2,587	$ 2,410	$ 4,350
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,310	$ 1,223	$ 2,587	$ 2,410	$ 4,350
Total number of mutual fund shares	121,819	115,727	220,709	207,576	380,273
Cost of mutual fund shares	$ 1,296	$ 1,208	$ 2,531	$ 2,375	$ 3,976

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,313	$ 1,641	$ 3,006	$ 1,768	$ 785
Total assets	2,313	1,641	3,006	1,768	785
Net assets	$ 2,313	$ 1,641	$ 3,006	$ 1,768	$ 785
Net assets					
Accumulation units	$ 2,313	$ 1,641	$ 3,006	$ 1,768	$ 785
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,313	$ 1,641	$ 3,006	$ 1,768	$ 785
Total number of mutual fund shares	191,008	136,859	254,070	141,917	63,710
Cost of mutual fund shares	$ 2,210	$ 1,588	$ 2,668	$ 1,755	$ 777

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 2,238	$ 424	$ 446	$ 368	$ 468
Total assets	2,238	424	446	368	468
Net assets	$ 2,238	$ 424	$ 446	$ 368	$ 468
Net assets					
Accumulation units	$ 2,238	$ 424	$ 446	$ 368	$ 468
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,238	$ 424	$ 446	$ 368	$ 468
Total number of mutual fund shares	184,028	28,406	30,062	25,026	43,512
Cost of mutual fund shares	$ 1,974	$ 412	$ 455	$ 337	$ 474

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class	Voya Solution 2015 Portfolio - Adviser Class	Voya Solution 2015 Portfolio - Initial Class	Voya Solution 2015 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,094	$ 288	$ 905	$ 3,054	$ 68,097
Total assets	1,094	288	905	3,054	68,097
Net assets	$ 1,094	$ 288	$ 905	$ 3,054	$ 68,097
Net assets					
Accumulation units	$ 1,094	$ 288	$ 905	$ 3,054	$ 68,097
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,094	$ 288	$ 905	$ 3,054	$ 68,097
Total number of mutual fund shares	102,619	27,517	74,655	246,921	5,549,847
Cost of mutual fund shares	$ 1,099	$ 288	$ 789	$ 2,919	$ 60,699

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Solution 2015 Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 8,129	$ 492	$ 1,478	$ 142,609	$ 15,200
Total assets	8,129	492	1,478	142,609	15,200
Net assets	$ 8,129	$ 492	$ 1,478	$ 142,609	$ 15,200
Net assets					
Accumulation units	$ 8,129	$ 492	$ 1,478	$ 142,609	$ 15,200
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 8,129	$ 492	$ 1,478	$ 142,609	$ 15,200
Total number of mutual fund shares	679,079	38,322	112,669	10,969,942	1,196,865
Cost of mutual fund shares	$ 7,457	$ 417	$ 1,531	$ 118,437	$ 13,490

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 183	$ 2,695	$ 136,761	$ 13,637	$ 114
Total assets	183	2,695	136,761	13,637	114
Net assets	$ 183	$ 2,695	$ 136,761	$ 13,637	$ 114
Net assets					
Accumulation units	$ 183	$ 2,695	$ 136,761	$ 13,637	$ 114
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 183	$ 2,695	$ 136,761	$ 13,637	$ 114
Total number of mutual fund shares	13,865	199,478	10,213,685	1,048,162	8,415
Cost of mutual fund shares	$ 152	$ 2,551	$ 113,465	$ 12,131	$ 99

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,526	$ 98,309	$ 7,963	$ 777	$ 10,817
Total assets	1,526	98,309	7,963	777	10,817
Net assets	$ 1,526	$ 98,309	$ 7,963	$ 777	$ 10,817
Net assets					
Accumulation units	$ 1,526	$ 98,309	$ 7,963	$ 777	$ 10,817
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,526	$ 98,309	$ 7,963	$ 777	$ 10,817
Total number of mutual fund shares	109,787	7,144,585	590,280	53,600	752,757
Cost of mutual fund shares	$ 1,408	$ 79,962	$ 7,198	$ 752	$ 10,205

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 887	$ 4,280	$ 206	$ 3,290	$ 17,739
Total assets	887	4,280	206	3,290	17,739
Net assets	$ 887	$ 4,280	$ 206	$ 3,290	$ 17,739
Net assets					
Accumulation units	$ 887	$ 4,280	$ 206	$ 3,290	$ 17,739
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 887	$ 4,280	$ 206	$ 3,290	$ 17,739
Total number of mutual fund shares	61,996	400,026	17,746	277,434	1,508,458
Cost of mutual fund shares	$ 866	$ 4,083	$ 195	$ 3,234	$ 16,786

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,210	$ 6,119	$ 153	$ 19,231	$ 60,125
Total assets	1,210	6,119	153	19,231	60,125
Net assets	$ 1,210	$ 6,119	$ 153	$ 19,231	$ 60,125
Net assets					
Accumulation units	$ 1,210	$ 6,119	$ 153	$ 19,231	$ 59,365
Contracts in payout (annuitization)	—	—	—	—	760
Total net assets	$ 1,210	$ 6,119	$ 153	$ 19,231	$ 60,125
Total number of mutual fund shares	105,212	573,485	11,079	1,335,492	4,219,286
Cost of mutual fund shares	$ 1,130	$ 6,071	$ 138	$ 17,921	$ 50,776

The accompanying notes are an integral part of these financial statements.

52

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 420	$ 175,509	$ 15,271	$ 254	$ 4,730
Total assets	420	175,509	15,271	254	4,730
Net assets	$ 420	$ 175,509	$ 15,271	$ 254	$ 4,730
Net assets					
Accumulation units	$ 420	$ 174,299	$ 15,169	$ 254	$ 4,730
Contracts in payout (annuitization)	—	1,210	102	—	—
Total net assets	$ 420	$ 175,509	$ 15,271	$ 254	$ 4,730
Total number of mutual fund shares	13,833	5,591,250	624,575	15,667	285,276
Cost of mutual fund shares	$ 302	$ 107,448	$ 11,315	$ 177	$ 3,651

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Fidelity® VIP Mid Cap Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 4,092	$ 482	$ 76,270	$ 1,674	$ 350,430
Total assets	4,092	482	76,270	1,674	350,430
Net assets	$ 4,092	$ 482	$ 76,270	$ 1,674	$ 350,430
Net assets					
Accumulation units	$ 4,092	$ 482	$ 74,913	$ 1,674	$ 346,566
Contracts in payout (annuitization)	—	—	1,357	—	3,864
Total net assets	$ 4,092	$ 482	$ 76,270	$ 1,674	$ 350,430
Total number of mutual fund shares	242,403	29,362	4,614,045	36,204	7,467,084
Cost of mutual fund shares	$ 3,238	$ 306	$ 53,678	$ 1,525	$ 287,209

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 3,362	$ 406	$ 6,939	$ 68,476	$ 559
Total assets	3,362	406	6,939	68,476	559
Net assets	$ 3,362	$ 406	$ 6,939	$ 68,476	$ 559
Net assets					
Accumulation units	$ 3,362	$ 406	$ 6,939	$ 67,009	$ 559
Contracts in payout (annuitization)	—	—	—	1,467	—
Total net assets	$ 3,362	$ 406	$ 6,939	$ 68,476	$ 559
Total number of mutual fund shares	72,165	18,087	303,696	3,016,568	30,709
Cost of mutual fund shares	$ 3,393	$ 257	$ 6,067	$ 48,263	$ 405

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 576,327	$ 1,101	$ 43,987	$ 788	$ 386
Total assets	576,327	1,101	43,987	788	386
Net assets	$ 576,327	$ 1,101	$ 43,987	$ 788	$ 386
Net assets					
Accumulation units	$ 572,394	$ 1,101	$ 42,916	$ 788	$ 386
Contracts in payout (annuitization)	3,933	—	1,071	—	—
Total net assets	$ 576,327	$ 1,101	$ 43,987	$ 788	$ 386
Total number of mutual fund shares	30,590,590	60,214	3,702,642	66,406	33,776
Cost of mutual fund shares	$ 410,050	$ 825	$ 44,543	$ 776	$ 272

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 404,023	$ 1,070	$ 1,484	$ 337,335	$ 4,148
Total assets	404,023	1,070	1,484	337,335	4,148
Net assets	$ 404,023	$ 1,070	$ 1,484	$ 337,335	$ 4,148
Net assets					
Accumulation units	$ 402,008	$ 1,070	$ 1,484	$ 335,150	$ 4,148
Contracts in payout (annuitization)	2,015	—	—	2,185	—
Total net assets	$ 404,023	$ 1,070	$ 1,484	$ 337,335	$ 4,148
Total number of mutual fund shares	33,307,772	90,149	17,147	3,741,935	46,959
Cost of mutual fund shares	$ 275,796	$ 866	$ 849	$ 210,777	$ 2,909

The accompanying notes are an integral part of these financial statements.

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Core Equity Research Fund - Class A	Voya Strategic Allocation Conservative Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 409	$ 99,808	$ 328	$ 167	$ 38,249
Total assets	409	99,808	328	167	38,249
Net assets	$ 409	$ 99,808	$ 328	$ 167	$ 38,249
Net assets					
Accumulation units	$ 409	$ 97,830	$ 328	$ 167	$ 37,307
Contracts in payout (annuitization)	—	1,978	—	—	942
Total net assets	$ 409	$ 99,808	$ 328	$ 167	$ 38,249
Total number of mutual fund shares	34,376	8,289,701	27,419	10,162	3,026,024
Cost of mutual fund shares	$ 385	$ 91,934	$ 289	$ 142	$ 32,826

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 75,559	$ 68,770	$ 1,598	$ 1,371,748	$ 281
Total assets	75,559	68,770	1,598	1,371,748	281
Net assets	$ 75,559	$ 68,770	$ 1,598	$ 1,371,748	$ 281
Net assets					
Accumulation units	$ 74,824	$ 67,407	$ 1,598	$ 1,285,846	$ 281
Contracts in payout (annuitization)	735	1,363	—	85,902	—
Total net assets	$ 75,559	$ 68,770	$ 1,598	$ 1,371,748	$ 281
Total number of mutual fund shares	5,475,314	5,233,643	52,790	44,784,444	9,255
Cost of mutual fund shares	$ 58,720	$ 53,996	$ 1,350	$ 1,019,413	$ 271

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 348,666	$ 318	$ 366,118	$ 364	$ 149,688
Total assets	348,666	318	366,118	364	149,688
Net assets	$ 348,666	$ 318	$ 366,118	$ 364	$ 149,688
Net assets					
Accumulation units	$ 343,868	$ 318	$ 364,432	$ 364	$ 148,615
Contracts in payout (annuitization)	4,798	—	1,686	—	1,073
Total net assets	$ 348,666	$ 318	$ 366,118	$ 364	$ 149,688
Total number of mutual fund shares	15,510,070	14,280	14,894,948	14,993	6,536,596
Cost of mutual fund shares	$ 224,386	$ 188	$ 246,011	$ 236	$ 96,575

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 278	$ 26,942	$ 7	$ 18,455	$ 1,040
Total assets	278	26,942	7	18,455	1,040
Net assets	$ 278	$ 26,942	$ 7	$ 18,455	$ 1,040
Net assets					
Accumulation units	$ 278	$ 26,377	$ 7	$ 18,182	$ 1,040
Contracts in payout (annuitization)	—	565	—	273	—
Total net assets	$ 278	$ 26,942	$ 7	$ 18,455	$ 1,040
Total number of mutual fund shares	12,276	2,875,313	711	757,904	42,925
Cost of mutual fund shares	$ 169	$ 24,578	$ 6	$ 14,957	$ 707

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 52,083	$ 412	$ 399	$ 8,242	$ 10,138
Total assets	52,083	412	399	8,242	10,138
Net assets	$ 52,083	$ 412	$ 399	$ 8,242	$ 10,138
Net assets					
Accumulation units	$ 52,083	$ —	$ 399	$ 8,242	$ 10,138
Contracts in payout (annuitization)	—	412	—	—	—
Total net assets	$ 52,083	$ 412	$ 399	$ 8,242	$ 10,138
Total number of mutual fund shares	3,269,493	26,030	19,916	413,562	372,868
Cost of mutual fund shares	$ 38,690	$ 344	$ 330	$ 6,942	$ 7,468

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya International Value Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 62,848	$ 29,802	$ 151,114	$ 301	$ 52,469
Total assets	62,848	29,802	151,114	301	52,469
Net assets	$ 62,848	$ 29,802	$ 151,114	$ 301	$ 52,469
Net assets					
Accumulation units	$ 62,848	$ 29,802	$ 149,043	$ 301	$ 50,705
Contracts in payout (annuitization)	—	—	2,071	—	1,764
Total net assets	$ 62,848	$ 29,802	$ 151,114	$ 301	$ 52,469
Total number of mutual fund shares	3,637,059	1,806,165	6,499,545	13,183	5,901,974
Cost of mutual fund shares	$ 50,543	$ 25,489	$ 116,761	$ 236	$ 49,735

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya International Value Portfolio - Class S	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 148	$ 131,603	$ 1,396	$ 42,392	$ 139
Total assets	148	131,603	1,396	42,392	139
Net assets	$ 148	$ 131,603	$ 1,396	$ 42,392	$ 139
Net assets					
Accumulation units	$ 148	$ 131,603	$ 1,396	$ 42,392	$ 139
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 148	$ 131,603	$ 1,396	$ 42,392	$ 139
Total number of mutual fund shares	16,284	8,675,209	95,242	1,516,694	5,199
Cost of mutual fund shares	$ 132	$ 122,369	$ 1,236	$ 36,027	$ 115

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund[SM] - Class R-3	Washington Mutual Investors Fund[SM] - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 46,020	$ 73,151	$ 68,668	$ 4,859	$ 132,246
Total assets	46,020	73,151	68,668	4,859	132,246
Net assets	$ 46,020	$ 73,151	$ 68,668	$ 4,859	$ 132,246
Net assets					
Accumulation units	$ 46,020	$ 73,151	$ 68,668	$ 4,859	$ 132,246
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 46,020	$ 73,151	$ 68,668	$ 4,859	$ 132,246
Total number of mutual fund shares	1,583,089	2,218,027	1,820,961	119,478	3,242,902
Cost of mutual fund shares	$ 50,701	$ 55,531	$ 60,733	$ 3,728	$ 100,079

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Wells Fargo Advantage Small Cap Value Fund - Class A	Wells Fargo Advantage Special Small Cap Value Fund - Class A
Assets		
Investments in mutual funds		
at fair value	$ 108	$ 118,489
Total assets	108	118,489
Net assets	$ 108	$ 118,489
Net assets		
Accumulation units	$ 108	$ 118,489
Contracts in payout (annuitization)	—	—
Total net assets	$ 108	$ 118,489
Total number of mutual fund shares	3,824	4,212,204
Cost of mutual fund shares	$ 124	$ 94,887

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ —	$ 6	$ —
Expenses:					
Mortality, expense risk and other charges	—	45	1	2	—
Total expenses	—	45	1	2	—
Net investment income (loss)	—	(45)	(1)	4	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	199	2	5	4
Capital gains distributions	—	419	14	12	5
Total realized gain (loss) on investments and capital gains distributions	—	618	16	17	9
Net unrealized appreciation (depreciation) of investments	—	(419)	(9)	(27)	(4)
Net realized and unrealized gain (loss) on investments	—	199	7	(10)	5
Net increase (decrease) in net assets resulting from operations	$ —	$ 154	$ 6	$ (6)	$ 5

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Small Cap Value Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 1	$ —	$ —	$ —
Expenses:					
Mortality, expense risk and other					
charges	3	—	1	—	3
Total expenses	3	—	1	—	3
Net investment income (loss)	(3)	1	(1)	—	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	38	—	(2)	—	20
Capital gains distributions	45	—	20	—	61
Total realized gain (loss) on investments					
and capital gains distributions	83	—	18	—	81
Net unrealized appreciation					
(depreciation) of investments	(15)	(1)	(14)	—	(55)
Net realized and unrealized gain (loss)					
on investments	68	(1)	4	—	26
Net increase (decrease) in net assets					
resulting from operations	$ 65	$ —	$ 3	$ —	$ 23

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 11	$ 345	$ —	$ —	$ 2
Expenses:					
Mortality, expense risk and other					
charges	279	422	4	41	2
Total expenses	279	422	4	41	2
Net investment income (loss)	(268)	(77)	(4)	(41)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,117	2,093	19	512	5
Capital gains distributions	—	193	181	102	9
Total realized gain (loss) on investments					
and capital gains distributions	1,117	2,286	200	614	14
Net unrealized appreciation					
(depreciation) of investments	1,045	521	(67)	(439)	1
Net realized and unrealized gain (loss)					
on investments	2,162	2,807	133	175	15
Net increase (decrease) in net assets					
resulting from operations	$ 1,894	$ 2,730	$ 129	$ 134	$ 15

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	AllianceBernstein Growth and Income Portfolio - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A	Amana Growth Fund - Investor Class
Net investment income (loss)					
Investment income:					
Dividends	$ 8	$ 5	$ 1	$ 14	$ 146
Expenses:					
Mortality, expense risk and other					
charges	7	2	—	5	387
Total expenses	7	2	—	5	387
Net investment income (loss)	1	3	1	9	(241)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	158	7	—	29	2,393
Capital gains distributions	—	—	—	115	2,432
Total realized gain (loss) on investments					
and capital gains distributions	158	7	—	144	4,825
Net unrealized appreciation					
(depreciation) of investments	(115)	12	2	(148)	215
Net realized and unrealized gain (loss)					
on investments	43	19	2	(4)	5,040
Net increase (decrease) in net assets					
resulting from operations	$ 44	$ 22	$ 3	$ 5	$ 4,799

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	American Century Investments® Income & Growth Fund - A Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,148	$ 87	$ —	$ 458	$ 192
Expenses:					
Mortality, expense risk and other					
charges	723	39	—	330	124
Total expenses	723	39	—	330	124
Net investment income (loss)	425	48	—	128	68
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,236	633	1	(802)	297
Capital gains distributions	648	403	3	104	562
Total realized gain (loss) on investments					
and capital gains distributions	4,884	1,036	4	(698)	859
Net unrealized appreciation					
(depreciation) of investments	510	(523)	(1)	1,104	146
Net realized and unrealized gain (loss)					
on investments	5,394	513	3	406	1,005
Net increase (decrease) in net assets					
resulting from operations	$ 5,819	$ 561	$ 3	$ 534	$ 1,073

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Fundamental Investors^{SM} - Class R-3	Fundamental Investors^{SM} - Class R-4	American Funds American Mutual Fund® - Class R-4	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class
Net investment income (loss)					
Investment income:					
Dividends	$ 14	$ 637	$ 30	$ 5	$ 67
Expenses:					
Mortality, expense risk and other					
charges	9	527	5	6	111
Total expenses	9	527	5	6	111
Net investment income (loss)	5	110	25	(1)	(44)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	165	2,128	15	97	1,032
Capital gains distributions	154	4,794	72	71	1,395
Total realized gain (loss) on investments					
and capital gains distributions	319	6,922	87	168	2,427
Net unrealized appreciation					
(depreciation) of investments	(166)	(2,028)	73	(103)	(1,387)
Net realized and unrealized gain (loss)					
on investments	153	4,894	160	65	1,040
Net increase (decrease) in net assets					
resulting from operations	$ 158	$ 5,004	$ 185	$ 64	$ 996

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Artisan International Fund - Investor Shares	Aston/ Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 98	$ 44	$ 26	$ —	$ 80
Expenses:					
Mortality, expense risk and other					
charges	126	378	9	—	187
Total expenses	126	378	9	—	187
Net investment income (loss)	(28)	(334)	17	—	(107)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	399	1,432	60	—	1,228
Capital gains distributions	—	7,457	71	2	2,234
Total realized gain (loss) on investments					
and capital gains distributions	399	8,889	131	2	3,462
Net unrealized appreciation					
(depreciation) of investments	(611)	(5,131)	(21)	(2)	(2,555)
Net realized and unrealized gain (loss)					
on investments	(212)	3,758	110	—	907
Net increase (decrease) in net assets					
resulting from operations	$ (240)	$ 3,424	$ 127	$ —	$ 800

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Bond Fund of America[SM] - Class R-4		Calvert VP SRI Balanced Portfolio		Capital World Growth & Income Fund[SM] - Class R-3		Cohen & Steers Realty Shares, Inc.		Columbia[SM] Acorn® Fund - Class A Shares	
Net investment income (loss)										
Investment income:										
Dividends	$	194	$	820	$	15	$	111	$	—
Expenses:										
Mortality, expense risk and other										
charges		89		567		4		42		1
Total expenses		89		567		4		42		1
Net investment income (loss)		105		253		11		69		(1)
Realized and unrealized gain (loss)										
on investments										
Net realized gain (loss) on investments		54		718		12		66		2
Capital gains distributions		—		3,585		—		215		16
Total realized gain (loss) on investments										
and capital gains distributions		54		4,303		12		281		18
Net unrealized appreciation										
(depreciation) of investments		241		(281)		—		626		(17)
Net realized and unrealized gain (loss)										
on investments		295		4,022		12		907		1
Net increase (decrease) in net assets										
resulting from operations	$	400	$	4,275	$	23	$	976	$	—

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Columbia[SM] Acorn® Fund - Class Z Shares	Columbia Mid Cap Value Fund - Class A Shares	Columbia Mid Cap Value Fund - Class Z Shares	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 41	$ —	$ 2	$ —
Expenses:					
Mortality, expense risk and other					
charges	1	73	—	2	—
Total expenses	1	73	—	2	—
Net investment income (loss)	(1)	(32)	—	—	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	414	—	19	—
Capital gains distributions	9	1,418	—	63	—
Total realized gain (loss) on investments					
and capital gains distributions	9	1,832	—	82	—
Net unrealized appreciation					
(depreciation) of investments	(8)	(1,014)	—	(67)	—
Net realized and unrealized gain (loss)					
on investments	1	818	—	15	—
Net increase (decrease) in net assets					
resulting from operations	$ —	$ 786	$ —	$ 15	$ —

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Delaware Diversified Income Fund - Class A	Delaware Small Cap Value Fund - Class A	Deutsche Small Cap Growth Fund - Class S	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund
Net investment income (loss)					
Investment income:					
Dividends	$ 116	$ 2	$ —	$ 9	$ 4
Expenses:					
Mortality, expense risk and other					
charges	30	3	—	4	2
Total expenses	30	3	—	4	2
Net investment income (loss)	86	(1)	—	5	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(14)	6	—	20	16
Capital gains distributions	16	32	2	—	4
Total realized gain (loss) on investments					
and capital gains distributions	2	38	2	20	20
Net unrealized appreciation					
(depreciation) of investments	13	(24)	(1)	(28)	4
Net realized and unrealized gain (loss)					
on investments	15	14	1	(8)	24
Net increase (decrease) in net assets					
resulting from operations	$ 101	$ 13	$ 1	$ (3)	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R Shares	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 13	$ 1	$ 75	$ 4,069	$ 2
Expenses:					
Mortality, expense risk and other charges	7	1	42	2,683	11
Total expenses	7	1	42	2,683	11
Net investment income (loss)	6	—	33	1,386	(9)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	51	20	650	970	123
Capital gains distributions	23	25	—	—	64
Total realized gain (loss) on investments and capital gains distributions	74	45	650	970	187
Net unrealized appreciation (depreciation) of investments	3	(33)	(926)	(13,038)	(72)
Net realized and unrealized gain (loss) on investments	77	12	(276)	(12,068)	115
Net increase (decrease) in net assets resulting from operations	$ 83	$ 12	$ (243)	$ (10,682)	$ 106

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 8,508	$ 538	$ 717	$ 430	$ 12,815
Expenses:					
Mortality, expense risk and other					
charges	3,073	2,777	142	323	12,150
Total expenses	3,073	2,777	142	323	12,150
Net investment income (loss)	5,435	(2,239)	575	107	665
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(47)	9,482	101	(709)	29,995
Capital gains distributions	4,192	—	—	9	26,886
Total realized gain (loss) on investments					
and capital gains distributions	4,145	9,482	101	(700)	56,881
Net unrealized appreciation					
(depreciation) of investments	12,997	20,363	(692)	(2,504)	82,142
Net realized and unrealized gain (loss)					
on investments	17,142	29,845	(591)	(3,204)	139,023
Net increase (decrease) in net assets					
resulting from operations	$ 22,577	$ 27,606	$ (16)	$ (3,097)	$ 139,688

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2,749	$ 74	$ 344	$ 49	$ —
Expenses:					
Mortality, expense risk and other					
charges	1,912	—	269	15	—
Total expenses	1,912	—	269	15	—
Net investment income (loss)	837	74	75	34	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,271	1,158	273	116	—
Capital gains distributions	153	650	1,086	105	4
Total realized gain (loss) on investments					
and capital gains distributions	4,424	1,808	1,359	221	4
Net unrealized appreciation					
(depreciation) of investments	13,593	(162)	(368)	(144)	4
Net realized and unrealized gain (loss)					
on investments	18,017	1,646	991	77	8
Net increase (decrease) in net assets					
resulting from operations	$ 18,854	$ 1,720	$ 1,066	$ 111	$ 8

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Class IR Shares	Growth Fund of America® - Class R-3
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 856	$ —	$ 5
Expenses:					
Mortality, expense risk and other					
charges	—	3	1,261	—	93
Total expenses	—	3	1,261	—	93
Net investment income (loss)	—	(3)	(405)	—	(88)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	107	4,800	—	1,313
Capital gains distributions	—	53	10,326	1	1,468
Total realized gain (loss) on investments					
and capital gains distributions	—	160	15,126	1	2,781
Net unrealized appreciation					
(depreciation) of investments	(1)	(136)	(15,311)	—	(1,397)
Net realized and unrealized gain (loss)					
on investments	(1)	24	(185)	1	1,384
Net increase (decrease) in net assets					
resulting from operations	$ (1)	$ 21	$ (590)	$ 1	$ 1,296

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y
Net investment income (loss)					
Investment income:					
Dividends	$ 1,244	$ —	$ —	$ 70	$ —
Expenses:					
Mortality, expense risk and other charges	3,486	—	—	14	—
Total expenses	3,486	—	—	14	—
Net investment income (loss)	(2,242)	—	—	56	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	7,083	—	—	167	—
Capital gains distributions	33,063	—	—	15	—
Total realized gain (loss) on investments and capital gains distributions	40,146	—	—	182	—
Net unrealized appreciation (depreciation) of investments	(8,466)	—	—	(54)	—
Net realized and unrealized gain (loss) on investments	31,680	—	—	128	—
Net increase (decrease) in net assets resulting from operations	$ 29,438	$ —	$ —	$ 184	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 1	$ 1	$ 2	$ —
Expenses:					
Mortality, expense risk and other charges	2	4	—	2	1
Total expenses	2	4	—	2	1
Net investment income (loss)	1	(3)	1	—	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5	34	—	27	3
Capital gains distributions	4	22	—	—	6
Total realized gain (loss) on investments and capital gains distributions	9	56	—	27	9
Net unrealized appreciation (depreciation) of investments	1	(19)	—	(16)	1
Net realized and unrealized gain (loss) on investments	10	37	—	11	10
Net increase (decrease) in net assets resulting from operations	$ 11	$ 34	$ 1	$ 11	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	JPMorgan Equity Income Fund - Select Class Shares	JPMorgan Government Bond Fund - Select Class Shares	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 5	$ —	$ 9	$ —
Expenses:					
Mortality, expense risk and other					
charges	—	2	—	28	—
Total expenses	—	2	—	28	—
Net investment income (loss)	1	3	—	(19)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	(10)	—	325	—
Capital gains distributions	1	6	—	—	2
Total realized gain (loss) on investments					
and capital gains distributions	1	(4)	—	325	2
Net unrealized appreciation					
(depreciation) of investments	2	9	—	131	1
Net realized and unrealized gain (loss)					
on investments	3	5	—	456	3
Net increase (decrease) in net assets					
resulting from operations	$ 4	$ 8	$ —	$ 437	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 41	$ 4	$ —	$ —
Expenses:					
Mortality, expense risk and other					
charges	3	140	2	—	2
Total expenses	3	140	2	—	2
Net investment income (loss)	(3)	(99)	2	—	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	34	1,251	(1)	—	6
Capital gains distributions	73	1,748	—	—	44
Total realized gain (loss) on investments					
and capital gains distributions	107	2,999	(1)	—	50
Net unrealized appreciation					
(depreciation) of investments	(104)	(2,344)	(1)	—	(43)
Net realized and unrealized gain (loss)					
on investments	3	655	(2)	—	7
Net increase (decrease) in net assets					
resulting from operations	$ —	$ 556	$ —	$ —	$ 5

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 5	$ —	$ 2	$ 448
Expenses:					
Mortality, expense risk and other					
charges	1	8	11	2	983
Total expenses	1	8	11	2	983
Net investment income (loss)	—	(3)	(11)	—	(535)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	28	98	10	1,491
Capital gains distributions	—	—	286	44	—
Total realized gain (loss) on investments					
and capital gains distributions	—	28	384	54	1,491
Net unrealized appreciation					
(depreciation) of investments	3	87	(367)	(38)	9,387
Net realized and unrealized gain (loss)					
on investments	3	115	17	16	10,878
Net increase (decrease) in net assets					
resulting from operations	$ 3	$ 112	$ 6	$ 16	$ 10,343

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class M Shares	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 4	$ 134	$ —	$ —
Expenses:					
Mortality, expense risk and other					
charges	—	5	57	—	—
Total expenses	—	5	57	—	—
Net investment income (loss)	—	(1)	77	—	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	134	22	11	—	—
Capital gains distributions	—	22	26	—	—
Total realized gain (loss) on investments					
and capital gains distributions	134	44	37	—	—
Net unrealized appreciation					
(depreciation) of investments	(134)	27	174	—	(1)
Net realized and unrealized gain (loss)					
on investments	—	71	211	—	(1)
Net increase (decrease) in net assets					
resulting from operations	$ —	$ 70	$ 288	$ —	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	American Funds New World Fund® - Class R-4
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 128	$ 5	$ 695	$ —
Expenses:					
Mortality, expense risk and other charges	2	133	10	967	—
Total expenses	2	133	10	967	—
Net investment income (loss)	(2)	(5)	(5)	(272)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	23	810	211	823	—
Capital gains distributions	36	1,910	128	7,279	1
Total realized gain (loss) on investments and capital gains distributions	59	2,720	339	8,102	1
Net unrealized appreciation (depreciation) of investments	(44)	(1,516)	(286)	(4,995)	(3)
Net realized and unrealized gain (loss) on investments	15	1,204	53	3,107	(2)
Net increase (decrease) in net assets resulting from operations	$ 13	$ 1,199	$ 48	$ 2,835	$ (2)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Nuveen Global Infrastructure Fund - Class I	Nuveen U.S. Infrastructure Income Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y
Net investment income (loss)					
Investment income:					
Dividends	$ 21	$ 2	$ —	$ 706	$ 241
Expenses:					
Mortality, expense risk and other					
charges	5	1	1	2,825	179
Total expenses	5	1	1	2,825	179
Net investment income (loss)	16	1	(1)	(2,119)	62
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(8)	—	5	16,694	517
Capital gains distributions	80	—	15	4,141	645
Total realized gain (loss) on investments					
and capital gains distributions	72	—	20	20,835	1,162
Net unrealized appreciation					
(depreciation) of investments	(84)	1	(5)	(34,012)	(3,251)
Net realized and unrealized gain (loss)					
on investments	(12)	1	15	(13,177)	(2,089)
Net increase (decrease) in net assets					
resulting from operations	$ 4	$ 2	$ 14	$ (15,296)	$ (2,027)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small Company Fund - Class Y	Oppenheimer Discovery Mid Cap Growth Fund/VA
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 4	$ —	$ —	$ —
Expenses:					
Mortality, expense risk and other charges	—	1	—	—	1
Total expenses	—	1	—	—	1
Net investment income (loss)	—	3	—	—	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(8)	—	—	3
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	(1)	(8)	—	—	3
Net unrealized appreciation (depreciation) of investments	(4)	6	—	—	(14)
Net realized and unrealized gain (loss) on investments	(5)	(2)	—	—	(11)
Net increase (decrease) in net assets resulting from operations	$ (5)	$ 1	$ —	$ —	$ (12)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Small Cap Fund℠
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 4	$ 1	$ 222	$ —
Expenses:					
Mortality, expense risk and other charges	2	1	1	213	—
Total expenses	2	1	1	213	—
Net investment income (loss)	1	3	—	9	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	12	—	3	1,917	—
Capital gains distributions	10	—	2	3,573	—
Total realized gain (loss) on investments and capital gains distributions	22	—	5	5,490	—
Net unrealized appreciation (depreciation) of investments	(19)	(2)	2	(2,793)	—
Net realized and unrealized gain (loss) on investments	3	(2)	7	2,697	—
Net increase (decrease) in net assets resulting from operations	$ 4	$ 1	$ 7	$ 2,706	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax World Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 217	$ 411	$ —	$ 1,969	$ 191
Expenses:					
Mortality, expense risk and other					
charges	117	483	—	1,140	57
Total expenses	117	483	—	1,140	57
Net investment income (loss)	100	(72)	—	829	134
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	119	(219)	—	(541)	155
Capital gains distributions	262	4,383	—	—	644
Total realized gain (loss) on investments					
and capital gains distributions	381	4,164	—	(541)	799
Net unrealized appreciation					
(depreciation) of investments	1,222	(949)	(2)	3,343	(164)
Net realized and unrealized gain (loss)					
on investments	1,603	3,215	(2)	2,802	635
Net increase (decrease) in net assets					
resulting from operations	$ 1,703	$ 3,143	$ (2)	$ 3,631	$ 769

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Pioneer High Yield Fund - Class A Shares	Pioneer Strategic Income Fund - Class A Shares	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 86	$ 52	$ 86	$ —	$ 1,334
Expenses:					
Mortality, expense risk and other charges	13	7	110	—	270
Total expenses	13	7	110	—	270
Net investment income (loss)	73	45	(24)	—	1,064
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	24	(7)	(153)	—	2,174
Capital gains distributions	93	18	69	—	1,045
Total realized gain (loss) on investments and capital gains distributions	117	11	(84)	—	3,219
Net unrealized appreciation (depreciation) of investments	(206)	(3)	(1,498)	—	(4,183)
Net realized and unrealized gain (loss) on investments	(89)	8	(1,582)	—	(964)
Net increase (decrease) in net assets resulting from operations	$ (16)	$ 53	$ (1,606)	$ —	$ 100

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K Shares	Columbia Diversified Equity Income Fund - Class R4 Shares	Royce Total Return Fund - K Class	SMALLCAP World Fund® - Class R-4
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 129	$ 1	$ —	$ —
Expenses:					
Mortality, expense risk and other charges	—	85	—	—	122
Total expenses	—	85	—	—	122
Net investment income (loss)	—	44	1	—	(122)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	499	9	—	498
Capital gains distributions	2	819	8	—	1,131
Total realized gain (loss) on investments and capital gains distributions	2	1,318	17	—	1,629
Net unrealized appreciation (depreciation) of investments	(2)	(305)	(8)	—	(1,432)
Net realized and unrealized gain (loss) on investments	—	1,013	9	—	197
Net increase (decrease) in net assets resulting from operations	$ —	$ 1,057	$ 10	$ —	$ 75

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 4	$ 3	$ 46	$ 2,633	$ 12,094
Expenses:					
Mortality, expense risk and other					
charges	5	3	12	176	1,812
Total expenses	5	3	12	176	1,812
Net investment income (loss)	(1)	—	34	2,457	10,282
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	48	25	67	4	4,310
Capital gains distributions	124	27	50	83	390
Total realized gain (loss) on investments					
and capital gains distributions	172	52	117	87	4,700
Net unrealized appreciation					
(depreciation) of investments	(84)	(15)	(357)	(2,001)	(13,460)
Net realized and unrealized gain (loss)					
on investments	88	37	(240)	(1,914)	(8,760)
Net increase (decrease) in net assets					
resulting from operations	$ 87	$ 37	$ (206)	$ 543	$ 1,522

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 112	$ 2	$ 6
Expenses:					
Mortality, expense risk and other					
charges	—	—	101	1	2
Total expenses	—	—	101	1	2
Net investment income (loss)	—	—	11	1	4
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	—	(2,413)	1	13
Capital gains distributions	—	4	—	4	12
Total realized gain (loss) on investments					
and capital gains distributions	—	4	(2,413)	5	25
Net unrealized appreciation					
(depreciation) of investments	—	(7)	735	3	(6)
Net realized and unrealized gain (loss)					
on investments	—	(3)	(1,678)	8	19
Net increase (decrease) in net assets					
resulting from operations	$ —	$ (3)	$ (1,667)	$ 9	$ 23

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y Shares	Victory Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Growth Opportunities Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ —	$ 5,060	$ —
Expenses:					
Mortality, expense risk and other					
charges	—	—	—	3,335	1
Total expenses	—	—	—	3,335	1
Net investment income (loss)	—	—	—	1,725	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	—	—	4,635	6
Capital gains distributions	3	—	2	—	11
Total realized gain (loss) on investments					
and capital gains distributions	4	—	2	4,635	17
Net unrealized appreciation					
(depreciation) of investments	(3)	—	(1)	9,094	(6)
Net realized and unrealized gain (loss)					
on investments	1	—	1	13,729	11
Net increase (decrease) in net assets					
resulting from operations	$ 1	$ —	$ 1	$ 15,454	$ 10

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 46	$ 125	$ 51	$ 11,425
Expenses:					
Mortality, expense risk and other					
charges	—	8	28	10	3,138
Total expenses	—	8	28	10	3,138
Net investment income (loss)	—	38	97	41	8,287
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	191	(32)	24	(239)
Capital gains distributions	—	66	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	—	257	(32)	24	(239)
Net unrealized appreciation					
(depreciation) of investments	—	189	84	40	11,424
Net realized and unrealized gain (loss)					
on investments	—	446	52	64	11,185
Net increase (decrease) in net assets					
resulting from operations	$ —	$ 484	$ 149	$ 105	$ 19,472

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Adviser Class	Voya Global Resources Portfolio - Institutional Class	Voya Global Resources Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 30	$ —	$ —	$ —	$ 1,011
Expenses:					
Mortality, expense risk and other charges	4	3	—	—	1,013
Total expenses	4	3	—	—	1,013
Net investment income (loss)	26	(3)	—	—	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6	1	—	—	(820)
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	6	1	—	—	(820)
Net unrealized appreciation (depreciation) of investments	28	(5)	—	(4)	(11,579)
Net realized and unrealized gain (loss) on investments	34	(4)	—	(4)	(12,399)
Net increase (decrease) in net assets resulting from operations	$ 60	$ (7)	$ —	$ (4)	$ (12,401)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 2,000	$ 1,613	$ —	$ 1,297
Expenses:					
Mortality, expense risk and other charges	—	232	254	1	2,950
Total expenses	—	232	254	1	2,950
Net investment income (loss)	3	1,768	1,359	(1)	(1,653)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	158	265	6	9,035
Capital gains distributions	—	—	—	15	18,758
Total realized gain (loss) on investments and capital gains distributions	—	158	265	21	27,793
Net unrealized appreciation (depreciation) of investments	(2)	(1,715)	(1,510)	2	13,856
Net realized and unrealized gain (loss) on investments	(2)	(1,557)	(1,245)	23	41,649
Net increase (decrease) in net assets resulting from operations	$ 1	$ 211	$ 114	$ 22	$ 39,996

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 9	$ —	$ 7,716	$ 29	$ —
Expenses:					
Mortality, expense risk and other					
charges	47	—	3,371	55	—
Total expenses	47	—	3,371	55	—
Net investment income (loss)	(38)	—	4,345	(26)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	800	1	15,477	210	—
Capital gains distributions	192	1	6,082	22	—
Total realized gain (loss) on investments					
and capital gains distributions	992	2	21,559	232	—
Net unrealized appreciation					
(depreciation) of investments	111	—	4,481	(222)	—
Net realized and unrealized gain (loss)					
on investments	1,103	2	26,040	10	—
Net increase (decrease) in net assets					
resulting from operations	$ 1,065	$ 2	$ 30,385	$ (16)	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Bond Index Portfolio - Class I	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Health Sciences Opportunities Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 207	$ 4	$ 210	$ 348	$ 133
Expenses:					
Mortality, expense risk and other					
charges	126	4	90	44	194
Total expenses	126	4	90	44	194
Net investment income (loss)	81	—	120	304	(61)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,262	18	(52)	632	(2,566)
Capital gains distributions	1,178	27	—	1,619	13,833
Total realized gain (loss) on investments					
and capital gains distributions	5,440	45	(52)	2,251	11,267
Net unrealized appreciation					
(depreciation) of investments	(3,406)	2	408	(459)	(7,736)
Net realized and unrealized gain (loss)					
on investments	2,034	47	356	1,792	3,531
Net increase (decrease) in net assets					
resulting from operations	$ 2,115	$ 47	$ 476	$ 2,096	$ 3,470

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® BlackRock Large Cap Growth Portfolio - Institutional Class	VY® BlackRock Large Cap Growth Portfolio - Service Class	VY® BlackRock Large Cap Growth Portfolio - Service 2 Class	VY® Clarion Global Real Estate Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 1,057	$ 2	$ 1	$ —
Expenses:					
Mortality, expense risk and other					
charges	—	592	1	1	—
Total expenses	—	592	1	1	—
Net investment income (loss)	1	465	1	—	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(5)	10,932	44	82	—
Capital gains distributions	—	19,503	48	49	—
Total realized gain (loss) on investments					
and capital gains distributions	(5)	30,435	92	131	—
Net unrealized appreciation					
(depreciation) of investments	6	(24,969)	(77)	(114)	1
Net realized and unrealized gain (loss)					
on investments	1	5,466	15	17	1
Net increase (decrease) in net assets					
resulting from operations	$ 2	$ 5,931	$ 16	$ 17	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,202	$ 1	$ 35	$ 757	$ 159
Expenses:					
Mortality, expense risk and other					
charges	771	—	21	507	165
Total expenses	771	—	21	507	165
Net investment income (loss)	431	1	14	250	(6)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,375	4	114	3,428	1,200
Capital gains distributions	—	—	—	—	5,970
Total realized gain (loss) on investments					
and capital gains distributions	1,375	4	114	3,428	7,170
Net unrealized appreciation					
(depreciation) of investments	8,950	8	414	10,579	(5,083)
Net realized and unrealized gain (loss)					
on investments	10,325	12	528	14,007	2,087
Net increase (decrease) in net assets					
resulting from operations	$ 10,756	$ 13	$ 542	$ 14,257	$ 2,081

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 129	$ —	$ 204	$ 304	$ 2
Expenses:					
Mortality, expense risk and other					
charges	520	—	77	235	1
Total expenses	520	—	77	235	1
Net investment income (loss)	(391)	—	127	69	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,361	—	375	1,398	(15)
Capital gains distributions	9,087	6	920	1,656	33
Total realized gain (loss) on investments					
and capital gains distributions	13,448	6	1,295	3,054	18
Net unrealized appreciation					
(depreciation) of investments	(10,280)	(4)	76	(814)	(14)
Net realized and unrealized gain (loss)					
on investments	3,168	2	1,371	2,240	4
Net increase (decrease) in net assets					
resulting from operations	$ 2,777	$ 2	$ 1,498	$ 2,309	$ 5

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 285	$ 191	$ —	$ 129	$ 73
Expenses:					
Mortality, expense risk and other					
charges	259	215	—	103	188
Total expenses	259	215	—	103	188
Net investment income (loss)	26	(24)	—	26	(115)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	355	300	1	497	560
Capital gains distributions	2,317	2,012	2	1,849	1,660
Total realized gain (loss) on investments					
and capital gains distributions	2,672	2,312	3	2,346	2,220
Net unrealized appreciation					
(depreciation) of investments	(2,670)	(2,330)	(1)	(400)	(621)
Net realized and unrealized gain (loss)					
on investments	2	(18)	2	1,946	1,599
Net increase (decrease) in net assets					
resulting from operations	$ 28	$ (42)	$ 2	$ 1,972	$ 1,484

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Marsico Growth Portfolio - Institutional Class	VY® Marsico Growth Portfolio - Service Class	VY® MFS Total Return Portfolio - Adviser Class	VY® MFS Total Return Portfolio - Institutional Class	VY® MFS Total Return Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 14	$ —	$ 29	$ 2,252	$ 878
Expenses:					
Mortality, expense risk and other					
charges	72	—	2	382	155
Total expenses	72	—	2	382	155
Net investment income (loss)	(58)	—	27	1,870	723
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	650	4	170	2,607	2,613
Capital gains distributions	3,779	30	138	8,482	3,728
Total realized gain (loss) on investments					
and capital gains distributions	4,429	34	308	11,089	6,341
Net unrealized appreciation					
(depreciation) of investments	(3,860)	(30)	(280)	(9,656)	(5,613)
Net realized and unrealized gain (loss)					
on investments	569	4	28	1,433	728
Net increase (decrease) in net assets					
resulting from operations	$ 511	$ 4	$ 55	$ 3,303	$ 1,451

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® MFS Utilities Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,161	$ 1	$ 4	$ 2,867	$ 7,102
Expenses:					
Mortality, expense risk and other					
charges	294	—	1	786	4,930
Total expenses	294	—	1	786	4,930
Net investment income (loss)	867	1	3	2,081	2,172
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,818	2	4	1,327	4,923
Capital gains distributions	16,514	3	34	14,728	44,086
Total realized gain (loss) on investments					
and capital gains distributions	19,332	5	38	16,055	49,009
Net unrealized appreciation					
(depreciation) of investments	(12,263)	(4)	2	1,680	4,247
Net realized and unrealized gain (loss)					
on investments	7,069	1	40	17,735	53,256
Net increase (decrease) in net assets					
resulting from operations	$ 7,936	$ 2	$ 43	$ 19,816	$ 55,428

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 27	$ 2,284	$ 1	$ 92	$ 11
Expenses:					
Mortality, expense risk and other charges	6	871	—	77	7
Total expenses	6	871	—	77	7
Net investment income (loss)	21	1,413	1	15	4
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	209	4,820	1	455	36
Capital gains distributions	124	8,723	—	—	—
Total realized gain (loss) on investments and capital gains distributions	333	13,543	1	455	36
Net unrealized appreciation (depreciation) of investments	(237)	(7,032)	(4)	(637)	(69)
Net realized and unrealized gain (loss) on investments	96	6,511	(3)	(182)	(33)
Net increase (decrease) in net assets resulting from operations	$ 117	$ 7,924	$ (2)	$ (167)	$ (29)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Templeton Global Growth Portfolio - Service Class	Voya Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A	Voya Aggregate Bond Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 89	$ —	$ 3	$ 2	$ 30
Expenses:					
Mortality, expense risk and other					
charges	73	1,950	1	2	7
Total expenses	73	1,950	1	2	7
Net investment income (loss)	16	(1,950)	2	—	23
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	607	—	6	52	(8)
Capital gains distributions	—	41	—	—	1
Total realized gain (loss) on investments					
and capital gains distributions	607	41	6	52	(7)
Net unrealized appreciation					
(depreciation) of investments	(906)	—	9	(77)	68
Net realized and unrealized gain (loss)					
on investments	(299)	41	15	(25)	61
Net increase (decrease) in net assets					
resulting from operations	$ (283)	$ (1,909)	$ 17	$ (25)	$ 84

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Aggregate Bond Portfolio - Initial Class	Voya Aggregate Bond Portfolio - Service Class	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 37	$ 3,269	$ 1	$ 874	$ 5
Expenses:					
Mortality, expense risk and other					
charges	9	1,752	1	1,028	5
Total expenses	9	1,752	1	1,028	5
Net investment income (loss)	28	1,517	—	(154)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(9)	1,006	(4)	1,462	(10)
Capital gains distributions	1	137	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	(8)	1,143	(4)	1,462	(10)
Net unrealized appreciation					
(depreciation) of investments	59	5,096	5	(1,327)	6
Net realized and unrealized gain (loss)					
on investments	51	6,239	1	135	(4)
Net increase (decrease) in net assets					
resulting from operations	$ 79	$ 7,756	$ 1	$ (19)	$ (4)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Index Solution 2015 Portfolio - Initial Class	Voya Index Solution 2015 Portfolio - Service Class	Voya Index Solution 2015 Portfolio - Service 2 Class	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 19	$ 14	$ 29	$ 34	$ 25
Expenses:					
Mortality, expense risk and other					
charges	8	5	10	18	12
Total expenses	8	5	10	18	12
Net investment income (loss)	11	9	19	16	13
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9	26	19	23	12
Capital gains distributions	38	31	70	78	65
Total realized gain (loss) on investments					
and capital gains distributions	47	57	89	101	77
Net unrealized appreciation					
(depreciation) of investments	(25)	(21)	(51)	(51)	(19)
Net realized and unrealized gain (loss)					
on investments	22	36	38	50	58
Net increase (decrease) in net assets					
resulting from operations	$ 33	$ 45	$ 57	$ 66	$ 71

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 70	$ 28	$ 12	$ 43	$ 10
Expenses:					
Mortality, expense risk and other					
charges	24	17	7	16	10
Total expenses	24	17	7	16	10
Net investment income (loss)	46	11	5	27	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	37	11	7	49	13
Capital gains distributions	195	80	40	149	35
Total realized gain (loss) on investments					
and capital gains distributions	232	91	47	198	48
Net unrealized appreciation					
(depreciation) of investments	(88)	(26)	4	(81)	(22)
Net realized and unrealized gain (loss)					
on investments	144	65	51	117	26
Net increase (decrease) in net assets					
resulting from operations	$ 190	$ 76	$ 56	$ 144	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 9	$ 24	$ 3	$ 6	$ 3
Expenses:					
Mortality, expense risk and other					
charges	5	13	3	3	1
Total expenses	5	13	3	3	1
Net investment income (loss)	4	11	—	3	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	7	46	4	22	1
Capital gains distributions	33	103	11	22	13
Total realized gain (loss) on investments					
and capital gains distributions	40	149	15	44	14
Net unrealized appreciation					
(depreciation) of investments	(20)	(59)	(3)	(32)	—
Net realized and unrealized gain (loss)					
on investments	20	90	12	12	14
Net increase (decrease) in net assets					
resulting from operations	$ 24	$ 101	$ 12	$ 15	$ 16

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class	Voya Solution 2015 Portfolio - Adviser Class	Voya Solution 2015 Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 10	$ 22	$ 6	$ 21	$ 65
Expenses:					
Mortality, expense risk and other					
charges	4	8	2	3	11
Total expenses	4	8	2	3	11
Net investment income (loss)	6	14	4	18	54
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	—	—	7	24
Capital gains distributions	20	51	14	6	14
Total realized gain (loss) on investments					
and capital gains distributions	21	51	14	13	38
Net unrealized appreciation					
(depreciation) of investments	(6)	(19)	(5)	15	39
Net realized and unrealized gain (loss)					
on investments	15	32	9	28	77
Net increase (decrease) in net assets					
resulting from operations	$ 21	$ 46	$ 13	$ 46	$ 131

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Solution 2015 Portfolio - Service Class	Voya Solution 2015 Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,770	$ 222	$ 9	$ 56	$ 2,787
Expenses:					
Mortality, expense risk and other charges	566	60	2	7	1,106
Total expenses	566	60	2	7	1,106
Net investment income (loss)	1,204	162	7	49	1,681
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3,237	403	10	63	669
Capital gains distributions	435	60	26	119	6,766
Total realized gain (loss) on investments and capital gains distributions	3,672	463	36	182	7,435
Net unrealized appreciation (depreciation) of investments	(1,582)	(169)	(19)	(151)	(2,801)
Net realized and unrealized gain (loss) on investments	2,090	294	17	31	4,634
Net increase (decrease) in net assets resulting from operations	$ 3,294	$ 456	$ 24	$ 80	$ 6,315

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 275	$ 3	$ 50	$ 2,610	$ 268
Expenses:					
Mortality, expense risk and other					
charges	96	1	11	1,001	94
Total expenses	96	1	11	1,001	94
Net investment income (loss)	179	2	39	1,609	174
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	540	11	58	749	545
Capital gains distributions	745	15	183	10,831	1,212
Total realized gain (loss) on investments					
and capital gains distributions	1,285	26	241	11,580	1,757
Net unrealized appreciation					
(depreciation) of investments	(764)	(18)	(160)	(7,046)	(1,308)
Net realized and unrealized gain (loss)					
on investments	521	8	81	4,534	449
Net increase (decrease) in net assets					
resulting from operations	$ 700	$ 10	$ 120	$ 6,143	$ 623

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ 26	$ 1,584	$ 126	$ 5
Expenses:					
Mortality, expense risk and other charges	—	6	730	55	1
Total expenses	—	6	730	55	1
Net investment income (loss)	2	20	854	71	4
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	37	1,367	403	3
Capital gains distributions	11	136	9,560	846	21
Total realized gain (loss) on investments and capital gains distributions	11	173	10,927	1,249	24
Net unrealized appreciation (depreciation) of investments	(7)	(115)	(6,966)	(919)	(1)
Net realized and unrealized gain (loss) on investments	4	58	3,961	330	23
Net increase (decrease) in net assets resulting from operations	$ 6	$ 78	$ 4,815	$ 401	$ 27

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 126	$ 12	$ 75	$ 5	$ 90
Expenses:					
Mortality, expense risk and other					
charges	73	5	36	1	14
Total expenses	73	5	36	1	14
Net investment income (loss)	53	7	39	4	76
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	247	23	103	1	145
Capital gains distributions	538	54	246	—	—
Total realized gain (loss) on investments					
and capital gains distributions	785	77	349	1	145
Net unrealized appreciation					
(depreciation) of investments	(351)	(48)	(188)	5	(44)
Net realized and unrealized gain (loss)					
on investments	434	29	161	6	101
Net increase (decrease) in net assets					
resulting from operations	$ 487	$ 36	$ 200	$ 10	$ 177

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 433	$ 29	$ 122	$ 2	$ 315
Expenses:					
Mortality, expense risk and other charges	113	7	51	—	94
Total expenses	113	7	51	—	94
Net investment income (loss)	320	22	71	2	221
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	216	13	126	9	1,267
Capital gains distributions	—	—	307	24	3,030
Total realized gain (loss) on investments and capital gains distributions	216	13	433	33	4,297
Net unrealized appreciation (depreciation) of investments	260	27	(280)	(18)	(2,240)
Net realized and unrealized gain (loss) on investments	476	40	153	15	2,057
Net increase (decrease) in net assets resulting from operations	$ 796	$ 62	$ 224	$ 17	$ 2,278

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 744	$ —	$ 133	$ 116	$ 1
Expenses:					
Mortality, expense risk and other					
charges	420	2	1,534	145	1
Total expenses	420	2	1,534	145	1
Net investment income (loss)	324	(2)	(1,401)	(29)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,138	93	9,430	1,070	8
Capital gains distributions	8,704	8	2,755	1,793	—
Total realized gain (loss) on investments					
and capital gains distributions	12,842	101	12,185	2,863	8
Net unrealized appreciation					
(depreciation) of investments	(6,648)	(81)	(5,151)	(1,204)	2
Net realized and unrealized gain (loss)					
on investments	6,194	20	7,034	1,659	10
Net increase (decrease) in net assets					
resulting from operations	$ 6,518	$ 18	$ 5,633	$ 1,630	$ 10

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Fidelity® VIP Mid Cap Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 9	$ 203	$ 9	$ 1,420	$ 20
Expenses:					
Mortality, expense risk and other charges	45	19	2	718	4
Total expenses	45	19	2	718	4
Net investment income (loss)	(36)	184	7	702	16
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	493	311	22	1,973	77
Capital gains distributions	—	289	—	—	48
Total realized gain (loss) on investments and capital gains distributions	493	600	22	1,973	125
Net unrealized appreciation (depreciation) of investments	(306)	(573)	14	3,058	(60)
Net realized and unrealized gain (loss) on investments	187	27	36	5,031	65
Net increase (decrease) in net assets resulting from operations	$ 151	$ 211	$ 43	$ 5,733	$ 81

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 5,340	$ 72	$ 2	$ 71	$ 540
Expenses:					
Mortality, expense risk and other					
charges	2,927	33	1	55	578
Total expenses	2,927	33	1	55	578
Net investment income (loss)	2,413	39	1	16	(38)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9,149	(670)	11	121	1,632
Capital gains distributions	8,619	733	23	344	3,724
Total realized gain (loss) on investments					
and capital gains distributions	17,768	63	34	465	5,356
Net unrealized appreciation					
(depreciation) of investments	1,128	(99)	17	323	3,043
Net realized and unrealized gain (loss)					
on investments	18,896	(36)	51	788	8,399
Net increase (decrease) in net assets					
resulting from operations	$ 21,309	$ 3	$ 52	$ 804	$ 8,361

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 5	$ 7,049	$ 11	$ 2,053	$ 35
Expenses:					
Mortality, expense risk and other charges	2	6,125	11	369	5
Total expenses	2	6,125	11	369	5
Net investment income (loss)	3	924	—	1,684	30
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	36	23,151	58	719	17
Capital gains distributions	8	8,158	15	—	—
Total realized gain (loss) on investments and capital gains distributions	44	31,309	73	719	17
Net unrealized appreciation (depreciation) of investments	(36)	(24,222)	(61)	(2,909)	(53)
Net realized and unrealized gain (loss) on investments	8	7,087	12	(2,190)	(36)
Net increase (decrease) in net assets resulting from operations	$ 11	$ 8,011	$ 12	$ (506)	$ (6)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 1,057	$ —	$ —	$ —
Expenses:					
Mortality, expense risk and other charges	1	4,053	7	5	3,021
Total expenses	1	4,053	7	5	3,021
Net investment income (loss)	(1)	(2,996)	(7)	(5)	(3,021)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	27	13,737	48	111	17,131
Capital gains distributions	26	26,527	69	103	22,697
Total realized gain (loss) on investments and capital gains distributions	53	40,264	117	214	39,828
Net unrealized appreciation (depreciation) of investments	(13)	2,509	(5)	(101)	(12,420)
Net realized and unrealized gain (loss) on investments	40	42,773	112	113	27,408
Net increase (decrease) in net assets resulting from operations	$ 39	$ 39,777	$ 105	$ 108	$ 24,387

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Core Equity Research Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 10	$ 2,742	$ 7	$ 3
Expenses:					
Mortality, expense risk and other charges	23	2	1,121	1	1
Total expenses	23	2	1,121	1	1
Net investment income (loss)	(23)	8	1,621	6	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	353	12	(135)	11	15
Capital gains distributions	266	—	—	—	20
Total realized gain (loss) on investments and capital gains distributions	619	12	(135)	11	35
Net unrealized appreciation (depreciation) of investments	(303)	(58)	(9,755)	(42)	(21)
Net realized and unrealized gain (loss) on investments	316	(46)	(9,890)	(31)	14
Net increase (decrease) in net assets resulting from operations	$ 293	$ (38)	$ (8,269)	$ (25)	$ 16

The accompanying notes are an integral part of these financial statements.

Statements of Operations

For the Year Ended December 31, 2014

(Dollars in thousands)

	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1,028	$ 1,549	$ 1,583	$ 25	$ 26,781
Expenses:					
Mortality, expense risk and other charges	377	741	634	6	15,217
Total expenses	377	741	634	6	15,217
Net investment income (loss)	651	808	949	19	11,564
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,475	(1,825)	(1,050)	78	49,080
Capital gains distributions	—	—	—	183	149,450
Total realized gain (loss) on investments and capital gains distributions	2,475	(1,825)	(1,050)	261	198,530
Net unrealized appreciation (depreciation) of investments	(989)	5,078	3,894	(129)	(84,853)
Net realized and unrealized gain (loss) on investments	1,486	3,253	2,844	132	113,677
Net increase (decrease) in net assets resulting from operations	$ 2,137	$ 4,061	$ 3,793	$ 151	$ 125,241

The accompanying notes are an integral part of these financial statements.
126

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 4	$ 4,962	$ 4	$ 2,819	$ 3
Expenses:					
Mortality, expense risk and other					
charges	2	3,373	1	3,304	2
Total expenses	2	3,373	1	3,304	2
Net investment income (loss)	2	1,589	3	(485)	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	14	11,501	36	9,501	90
Capital gains distributions	28	—	—	15,217	21
Total realized gain (loss) on investments					
and capital gains distributions	42	11,501	36	24,718	111
Net unrealized appreciation					
(depreciation) of investments	(26)	26,916	2	5,574	(67)
Net realized and unrealized gain (loss)					
on investments	16	38,417	38	30,292	44
Net increase (decrease) in net assets					
resulting from operations	$ 18	$ 40,006	$ 41	$ 29,807	$ 45

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 965	$ 1	$ 223	$ —	$ 169
Expenses:					
Mortality, expense risk and other charges	1,438	1	267	—	145
Total expenses	1,438	1	267	—	145
Net investment income (loss)	(473)	—	(44)	—	24
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3,112	3	722	—	916
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	3,112	3	722	—	916
Net unrealized appreciation (depreciation) of investments	3,612	12	(2,625)	—	738
Net realized and unrealized gain (loss) on investments	6,724	15	(1,903)	—	1,654
Net increase (decrease) in net assets resulting from operations	$ 6,251	$ 15	$ (1,947)	$ —	$ 1,678

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 11	$ 647	$ 3	$ 6	$ 88
Expenses:					
Mortality, expense risk and other charges	4	372	3	5	67
Total expenses	4	372	3	5	67
Net investment income (loss)	7	275	—	1	21
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	36	1,158	13	13	628
Capital gains distributions	—	—	—	5	97
Total realized gain (loss) on investments and capital gains distributions	36	1,158	13	18	725
Net unrealized appreciation (depreciation) of investments	70	3,586	30	20	(9)
Net realized and unrealized gain (loss) on investments	106	4,744	43	38	716
Net increase (decrease) in net assets resulting from operations	$ 113	$ 5,019	$ 43	$ 39	$ 737

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 20	$ 513	$ 263	$ 531	$ —
Expenses:					
Mortality, expense risk and other					
charges	81	356	220	1,422	1
Total expenses	81	356	220	1,422	1
Net investment income (loss)	(61)	157	43	(891)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	559	1,149	535	1,408	10
Capital gains distributions	—	1,502	1,532	16,468	34
Total realized gain (loss) on investments					
and capital gains distributions	559	2,651	2,067	17,876	44
Net unrealized appreciation					
(depreciation) of investments	393	3,158	(925)	(9,131)	(25)
Net realized and unrealized gain (loss)					
on investments	952	5,809	1,142	8,745	19
Net increase (decrease) in net assets					
resulting from operations	$ 891	$ 5,966	$ 1,185	$ 7,854	$ 18

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya International Value Portfolio - Class I	Voya International Value Portfolio - Class S	Voya MidCap Opportunities Portfolio - Class A	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 1,919	$ 6	$ —	$ 499	$ 4
Expenses:					
Mortality, expense risk and other					
charges	433	1	—	1,130	8
Total expenses	433	1	—	1,130	8
Net investment income (loss)	1,486	5	—	(631)	(4)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(990)	24	—	5,299	74
Capital gains distributions	—	—	—	18,825	212
Total realized gain (loss) on investments					
and capital gains distributions	(990)	24	—	24,124	286
Net unrealized appreciation					
(depreciation) of investments	(3,635)	(37)	—	(13,936)	(176)
Net realized and unrealized gain (loss)					
on investments	(4,625)	(13)	—	10,188	110
Net increase (decrease) in net assets					
resulting from operations	$ (3,139)	$ (8)	$ —	$ 9,557	$ 106

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 705	$ —	$ —
Expenses:					
Mortality, expense risk and other					
charges	376	—	384	658	514
Total expenses	376	—	384	658	514
Net investment income (loss)	(376)	—	321	(658)	(514)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,841	4	302	8,495	4,423
Capital gains distributions	3,552	12	5,270	9,250	8,688
Total realized gain (loss) on investments					
and capital gains distributions	6,393	16	5,572	17,745	13,111
Net unrealized appreciation					
(depreciation) of investments	(4,157)	(8)	(8,459)	(15,673)	(9,980)
Net realized and unrealized gain (loss)					
on investments	2,236	8	(2,887)	2,072	3,131
Net increase (decrease) in net assets					
resulting from operations	$ 1,860	$ 8	$ (2,566)	$ 1,414	$ 2,617

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A	Wells Fargo Advantage Special Small Cap Value Fund - Class A
Net investment income (loss)				
Investment income:				
Dividends	$ 70	$ 2,127	$ 1	$ 892
Expenses:				
Mortality, expense risk and other				
charges	23	1,276	1	1,300
Total expenses	23	1,276	1	1,300
Net investment income (loss)	47	851	—	(408)
Realized and unrealized gain (loss)				
on investments				
Net realized gain (loss) on investments	591	1,767	5	1,818
Capital gains distributions	245	6,619	18	18,287
Total realized gain (loss) on investments				
and capital gains distributions	836	8,386	23	20,105
Net unrealized appreciation				
(depreciation) of investments	(384)	2,702	(20)	(12,714)
Net realized and unrealized gain (loss)				
on investments	452	11,088	3	7,391
Net increase (decrease) in net assets				
resulting from operations	$ 499	$ 11,939	$ 3	$ 6,983

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5
Net assets at January 1, 2013	$ —	$ 4,552	$ 26	$ 30
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(45)	—	2
Total realized gain (loss) on investments and capital gains distributions	—	698	3	1
Net unrealized appreciation (depreciation) of investments	—	553	7	18
Net increase (decrease) in net assets resulting from operations	—	1,206	10	21
Changes from principal transactions:				
Total unit transactions	—	(1,184)	2	166
Increase (decrease) in net assets derived from principal transactions	—	(1,184)	2	166
Total increase (decrease) in net assets	—	22	12	187
Net assets at December 31, 2013	—	4,574	38	217
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(45)	(1)	4
Total realized gain (loss) on investments and capital gains distributions	—	618	16	17
Net unrealized appreciation (depreciation) of investments	—	(419)	(9)	(27)
Net increase (decrease) in net assets resulting from operations	—	154	6	(6)
Changes from principal transactions:				
Total unit transactions	32	(671)	46	197
Increase (decrease) in net assets derived from principal transactions	32	(671)	46	197
Total increase (decrease) in net assets	32	(517)	52	191
Net assets at December 31, 2014	$ 32	$ 4,057	$ 90	$ 408

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5
Net assets at January 1, 2013	$ 36	$ 234	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	—	—
Total realized gain (loss) on investments and capital gains distributions	6	41	—	—
Net unrealized appreciation (depreciation) of investments	6	59	—	—
Net increase (decrease) in net assets resulting from operations	12	99	—	—
Changes from principal transactions:				
Total unit transactions	15	23	—	—
Increase (decrease) in net assets derived from principal transactions	15	23	—	—
Total increase (decrease) in net assets	27	122	—	—
Net assets at December 31, 2013	63	356	—	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(3)	1	(1)
Total realized gain (loss) on investments and capital gains distributions	9	83	—	18
Net unrealized appreciation (depreciation) of investments	(4)	(15)	(1)	(14)
Net increase (decrease) in net assets resulting from operations	5	65	—	3
Changes from principal transactions:				
Total unit transactions	(17)	21	35	228
Increase (decrease) in net assets derived from principal transactions	(17)	21	35	228
Total increase (decrease) in net assets	(12)	86	35	231
Net assets at December 31, 2014	$ 51	$ 442	$ 35	$ 231

The accompanying notes are an integral part of these financial statements.

135

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Invesco Energy Fund - Class R5	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Net assets at January 1, 2013	$ —	$ 141	$ 19,755	$ 34,682
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	(129)	131
Total realized gain (loss) on investments and capital gains distributions	—	26	349	1,550
Net unrealized appreciation (depreciation) of investments	—	56	7,115	7,604
Net increase (decrease) in net assets resulting from operations	—	80	7,335	9,285
Changes from principal transactions:				
Total unit transactions	—	97	(1,025)	(3,816)
Increase (decrease) in net assets derived from principal transactions	—	97	(1,025)	(3,816)
Total increase (decrease) in net assets	—	177	6,310	5,469
Net assets at December 31, 2013	—	318	26,065	40,151
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(3)	(268)	(77)
Total realized gain (loss) on investments and capital gains distributions	—	81	1,117	2,286
Net unrealized appreciation (depreciation) of investments	—	(55)	1,045	521
Net increase (decrease) in net assets resulting from operations	—	23	1,894	2,730
Changes from principal transactions:				
Total unit transactions	—	82	(787)	(3,249)
Increase (decrease) in net assets derived from principal transactions	—	82	(787)	(3,249)
Total increase (decrease) in net assets	—	105	1,107	(519)
Net assets at December 31, 2014	$ —	$ 423	$ 27,172	$ 39,632

The accompanying notes are an integral part of these financial statements.

136

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund - Class A	AllianceBernstein Growth and Income Portfolio - Class A
Net assets at January 1, 2013	$ 492	$ 2,030	$ 201	$ 476
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(33)	(1)	—
Total realized gain (loss) on investments and capital gains distributions	49	417	38	66
Net unrealized appreciation (depreciation) of investments	127	492	14	87
Net increase (decrease) in net assets resulting from operations	174	876	51	153
Changes from principal transactions:				
Total unit transactions	57	1,306	(69)	45
Increase (decrease) in net assets derived from principal transactions	57	1,306	(69)	45
Total increase (decrease) in net assets	231	2,182	(18)	198
Net assets at December 31, 2013	723	4,212	183	674
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(41)	—	1
Total realized gain (loss) on investments and capital gains distributions	200	614	14	158
Net unrealized appreciation (depreciation) of investments	(67)	(439)	1	(115)
Net increase (decrease) in net assets resulting from operations	129	134	15	44
Changes from principal transactions:				
Total unit transactions	483	(571)	3	(275)
Increase (decrease) in net assets derived from principal transactions	483	(571)	3	(275)
Total increase (decrease) in net assets	612	(437)	18	(231)
Net assets at December 31, 2014	$ 1,335	$ 3,775	$ 201	$ 443

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A	Amana Growth Fund - Investor Class
Net assets at January 1, 2013	$ 206	$ 35	$ 400	$ 35,389
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1	1	(135)
Total realized gain (loss) on investments and capital gains distributions	9	4	66	2,988
Net unrealized appreciation (depreciation) of investments	44	5	63	4,468
Net increase (decrease) in net assets resulting from operations	56	10	130	7,321
Changes from principal transactions:				
Total unit transactions	(16)	(20)	54	(2,949)
Increase (decrease) in net assets derived from principal transactions	(16)	(20)	54	(2,949)
Total increase (decrease) in net assets	40	(10)	184	4,372
Net assets at December 31, 2013	246	25	584	39,761
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1	9	(241)
Total realized gain (loss) on investments and capital gains distributions	7	—	144	4,825
Net unrealized appreciation (depreciation) of investments	12	2	(148)	215
Net increase (decrease) in net assets resulting from operations	22	3	5	4,799
Changes from principal transactions:				
Total unit transactions	(7)	(1)	(41)	(2,098)
Increase (decrease) in net assets derived from principal transactions	(7)	(1)	(41)	(2,098)
Total increase (decrease) in net assets	15	2	(36)	2,701
Net assets at December 31, 2014	$ 261	$ 27	$ 548	$ 42,462

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
Net assets at January 1, 2013	$ 51,965	$ 5,771	$ —	$ 54,588
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	371	54	—	62
Total realized gain (loss) on investments and capital gains distributions	1,879	119	—	1,097
Net unrealized appreciation (depreciation) of investments	13,098	1,055	—	(5,842)
Net increase (decrease) in net assets resulting from operations	15,348	1,228	—	(4,683)
Changes from principal transactions:				
Total unit transactions	5,113	354	—	(17,045)
Increase (decrease) in net assets derived from principal transactions	5,113	354	—	(17,045)
Total increase (decrease) in net assets	20,461	1,582	—	(21,728)
Net assets at December 31, 2013	72,426	7,353	—	32,860
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	425	48	—	128
Total realized gain (loss) on investments and capital gains distributions	4,884	1,036	4	(698)
Net unrealized appreciation (depreciation) of investments	510	(523)	(1)	1,104
Net increase (decrease) in net assets resulting from operations	5,819	561	3	534
Changes from principal transactions:				
Total unit transactions	(3,433)	(597)	61	(4,371)
Increase (decrease) in net assets derived from principal transactions	(3,433)	(597)	61	(4,371)
Total increase (decrease) in net assets	2,386	(36)	64	(3,837)
Net assets at December 31, 2014	$ 74,812	$ 7,317	$ 64	$ 29,023

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors^SM - Class R-3	Fundamental Investors^SM - Class R-4	American Funds American Mutual Fund® - Class R-4
Net assets at January 1, 2013	$ 6,374	$ 1,203	$ 37,284	$ 61
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	71	10	218	7
Total realized gain (loss) on investments and capital gains distributions	(51)	108	3,287	22
Net unrealized appreciation (depreciation) of investments	2,269	312	8,071	51
Net increase (decrease) in net assets resulting from operations	2,289	430	11,576	80
Changes from principal transactions:				
Total unit transactions	986	303	2,336	747
Increase (decrease) in net assets derived from principal transactions	986	303	2,336	747
Total increase (decrease) in net assets	3,275	733	13,912	827
Net assets at December 31, 2013	9,649	1,936	51,196	888
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	68	5	110	25
Total realized gain (loss) on investments and capital gains distributions	859	319	6,922	87
Net unrealized appreciation (depreciation) of investments	146	(166)	(2,028)	73
Net increase (decrease) in net assets resulting from operations	1,073	158	5,004	185
Changes from principal transactions:				
Total unit transactions	184	76	11,192	1,081
Increase (decrease) in net assets derived from principal transactions	184	76	11,192	1,081
Total increase (decrease) in net assets	1,257	234	16,196	1,266
Net assets at December 31, 2014	$ 10,906	$ 2,170	$ 67,392	$ 2,154

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	Aston/Fairpointe Mid Cap Fund - Class N
Net assets at January 1, 2013	$ 866	$ 3,328	$ 5,043	$ 8,892
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(26)	12	(184)
Total realized gain (loss) on investments and capital gains distributions	205	726	439	3,506
Net unrealized appreciation (depreciation) of investments	105	1,692	1,143	3,023
Net increase (decrease) in net assets resulting from operations	309	2,392	1,594	6,345
Changes from principal transactions:				
Total unit transactions	(435)	4,847	3,647	18,198
Increase (decrease) in net assets derived from principal transactions	(435)	4,847	3,647	18,198
Total increase (decrease) in net assets	(126)	7,239	5,241	24,543
Net assets at December 31, 2013	740	10,567	10,284	33,435
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(44)	(28)	(334)
Total realized gain (loss) on investments and capital gains distributions	168	2,427	399	8,889
Net unrealized appreciation (depreciation) of investments	(103)	(1,387)	(611)	(5,131)
Net increase (decrease) in net assets resulting from operations	64	996	(240)	3,424
Changes from principal transactions:				
Total unit transactions	(107)	349	3,048	10,560
Increase (decrease) in net assets derived from principal transactions	(107)	349	3,048	10,560
Total increase (decrease) in net assets	(43)	1,345	2,808	13,984
Net assets at December 31, 2014	$ 697	$ 11,912	$ 13,092	$ 47,419

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4
Net assets at January 1, 2013	$ 1,014	$ —	$ 9,764	$ 10,954
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	—	(77)	135
Total realized gain (loss) on investments and capital gains distributions	33	—	1,976	141
Net unrealized appreciation (depreciation) of investments	210	—	1,750	(591)
Net increase (decrease) in net assets resulting from operations	256	—	3,649	(315)
Changes from principal transactions:				
Total unit transactions	164	—	2,703	(1,395)
Increase (decrease) in net assets derived from principal transactions	164	—	2,703	(1,395)
Total increase (decrease) in net assets	420	—	6,352	(1,710)
Net assets at December 31, 2013	1,434	—	16,116	9,244
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	—	(107)	105
Total realized gain (loss) on investments and capital gains distributions	131	2	3,462	54
Net unrealized appreciation (depreciation) of investments	(21)	(2)	(2,555)	241
Net increase (decrease) in net assets resulting from operations	127	—	800	400
Changes from principal transactions:				
Total unit transactions	136	21	(133)	(327)
Increase (decrease) in net assets derived from principal transactions	136	21	(133)	(327)
Total increase (decrease) in net assets	263	21	667	73
Net assets at December 31, 2014	$ 1,697	$ 21	$ 16,783	$ 9,317

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Capital World Growth & Income Fund[SM] - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia[SM] Acorn® Fund - Class A Shares
Net assets at January 1, 2013	$ 46,174	$ 513	$ 2,138	$ 85
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	10	36	(1)
Total realized gain (loss) on investments and capital gains distributions	5,099	12	118	8
Net unrealized appreciation (depreciation) of investments	2,569	104	(144)	17
Net increase (decrease) in net assets resulting from operations	7,666	126	10	24
Changes from principal transactions:				
Total unit transactions	(1,140)	46	286	(6)
Increase (decrease) in net assets derived from principal transactions	(1,140)	46	286	(6)
Total increase (decrease) in net assets	6,526	172	296	18
Net assets at December 31, 2013	52,700	685	2,434	103
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	253	11	69	(1)
Total realized gain (loss) on investments and capital gains distributions	4,303	12	281	18
Net unrealized appreciation (depreciation) of investments	(281)	—	626	(17)
Net increase (decrease) in net assets resulting from operations	4,275	23	976	—
Changes from principal transactions:				
Total unit transactions	(3,484)	67	3,268	(3)
Increase (decrease) in net assets derived from principal transactions	(3,484)	67	3,268	(3)
Total increase (decrease) in net assets	791	90	4,244	(3)
Net assets at December 31, 2014	$ 53,491	$ 775	$ 6,678	$ 100

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Columbia^{SM} Acorn® Fund - Class Z Shares	Columbia Mid Cap Value Fund - Class A Shares	Columbia Mid Cap Value Fund - Class Z Shares	CRM Mid Cap Value Fund - Investor Shares
Net assets at January 1, 2013	$ 39	$ 4,121	$ 1	$ 232
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(27)	—	(1)
Total realized gain (loss) on investments and capital gains distributions	3	1,265	—	51
Net unrealized appreciation (depreciation) of investments	9	222	—	25
Net increase (decrease) in net assets resulting from operations	11	1,460	—	75
Changes from principal transactions:				
Total unit transactions	4	399	1	6
Increase (decrease) in net assets derived from principal transactions	4	399	1	6
Total increase (decrease) in net assets	15	1,859	1	81
Net assets at December 31, 2013	54	5,980	2	313
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(32)	—	—
Total realized gain (loss) on investments and capital gains distributions	9	1,832	—	82
Net unrealized appreciation (depreciation) of investments	(8)	(1,014)	—	(67)
Net increase (decrease) in net assets resulting from operations	—	786	—	15
Changes from principal transactions:				
Total unit transactions	4	3,650	—	(40)
Increase (decrease) in net assets derived from principal transactions	4	3,650	—	(40)
Total increase (decrease) in net assets	4	4,436	—	(25)
Net assets at December 31, 2014	$ 58	$ 10,416	$ 2	$ 288

The accompanying notes are an integral part of these financial statements.

144

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A	Delaware Small Cap Value Fund - Class A	Deutsche Small Cap Growth Fund - Class S
Net assets at January 1, 2013	$ —	$ 801	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	41	—	—
Total realized gain (loss) on investments and capital gains distributions	—	(48)	2	—
Net unrealized appreciation (depreciation) of investments	—	(34)	6	—
Net increase (decrease) in net assets resulting from operations	—	(41)	8	—
Changes from principal transactions:				
Total unit transactions	—	1,127	101	—
Increase (decrease) in net assets derived from principal transactions	—	1,127	101	—
Total increase (decrease) in net assets	—	1,086	109	—
Net assets at December 31, 2013	—	1,887	109	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	86	(1)	—
Total realized gain (loss) on investments and capital gains distributions	—	2	38	2
Net unrealized appreciation (depreciation) of investments	—	13	(24)	(1)
Net increase (decrease) in net assets resulting from operations	—	101	13	1
Changes from principal transactions:				
Total unit transactions	—	2,474	570	23
Increase (decrease) in net assets derived from principal transactions	—	2,474	570	23
Total increase (decrease) in net assets	—	2,575	583	24
Net assets at December 31, 2014	$ —	$ 4,462	$ 692	$ 24

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R Shares
Net assets at January 1, 2013	$ 224	$ 28	$ 491	$ 98
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	—	5	—
Total realized gain (loss) on investments and capital gains distributions	8	6	5	17
Net unrealized appreciation (depreciation) of investments	56	15	145	13
Net increase (decrease) in net assets resulting from operations	67	21	155	30
Changes from principal transactions:				
Total unit transactions	89	79	30	3
Increase (decrease) in net assets derived from principal transactions	89	79	30	3
Total increase (decrease) in net assets	156	100	185	33
Net assets at December 31, 2013	380	128	676	131
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	2	6	—
Total realized gain (loss) on investments and capital gains distributions	20	20	74	45
Net unrealized appreciation (depreciation) of investments	(28)	4	3	(33)
Net increase (decrease) in net assets resulting from operations	(3)	26	83	12
Changes from principal transactions:				
Total unit transactions	16	148	(13)	(50)
Increase (decrease) in net assets derived from principal transactions	16	148	(13)	(50)
Total increase (decrease) in net assets	13	174	70	(38)
Net assets at December 31, 2014	$ 393	$ 302	$ 746	$ 93

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Institutional Class	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2013	$ 8,750	$ 268,614	$ 465	$ 264,552
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	459	(7)	4,268
Total realized gain (loss) on investments and capital gains distributions	892	(691)	113	17,227
Net unrealized appreciation (depreciation) of investments	555	51,226	55	47,229
Net increase (decrease) in net assets resulting from operations	1,460	50,994	161	68,724
Changes from principal transactions:				
Total unit transactions	(1,548)	(4,948)	103	(26,669)
Increase (decrease) in net assets derived from principal transactions	(1,548)	(4,948)	103	(26,669)
Total increase (decrease) in net assets	(88)	46,046	264	42,055
Net assets at December 31, 2013	8,662	314,660	729	306,607
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	33	1,386	(9)	5,435
Total realized gain (loss) on investments and capital gains distributions	650	970	187	4,145
Net unrealized appreciation (depreciation) of investments	(926)	(13,038)	(72)	12,997
Net increase (decrease) in net assets resulting from operations	(243)	(10,682)	106	22,577
Changes from principal transactions:				
Total unit transactions	(1,319)	(8,450)	99	(27,320)
Increase (decrease) in net assets derived from principal transactions	(1,319)	(8,450)	99	(27,320)
Total increase (decrease) in net assets	(1,562)	(19,132)	205	(4,743)
Net assets at December 31, 2014	$ 7,100	$ 295,528	$ 934	$ 301,864

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2013	$ 225,077	$ 12,167	$ 29,379	$ 1,085,469
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,690)	520	143	1,964
Total realized gain (loss) on investments and capital gains distributions	10,773	315	(1,965)	23,779
Net unrealized appreciation (depreciation) of investments	65,870	(312)	10,114	291,519
Net increase (decrease) in net assets resulting from operations	74,953	523	8,292	317,262
Changes from principal transactions:				
Total unit transactions	(25,029)	(1,336)	(1,359)	(82,018)
Increase (decrease) in net assets derived from principal transactions	(25,029)	(1,336)	(1,359)	(82,018)
Total increase (decrease) in net assets	49,924	(813)	6,933	235,244
Net assets at December 31, 2013	275,001	11,354	36,312	1,320,713
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,239)	575	107	665
Total realized gain (loss) on investments and capital gains distributions	9,482	101	(700)	56,881
Net unrealized appreciation (depreciation) of investments	20,363	(692)	(2,504)	82,142
Net increase (decrease) in net assets resulting from operations	27,606	(16)	(3,097)	139,688
Changes from principal transactions:				
Total unit transactions	(10,109)	813	(3,332)	(80,851)
Increase (decrease) in net assets derived from principal transactions	(10,109)	813	(3,332)	(80,851)
Total increase (decrease) in net assets	17,497	797	(6,429)	58,837
Net assets at December 31, 2014	$ 292,498	$ 12,151	$ 29,883	$ 1,379,550

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R
Net assets at January 1, 2013	$ 115,759	$ 20,599	$ 22,592	$ 2,419
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,072	127	97	17
Total realized gain (loss) on investments and capital gains distributions	4,779	3,793	428	319
Net unrealized appreciation (depreciation) of investments	30,085	3,481	2,542	210
Net increase (decrease) in net assets resulting from operations	35,936	7,401	3,067	546
Changes from principal transactions:				
Total unit transactions	1,981	(145)	(2,409)	(355)
Increase (decrease) in net assets derived from principal transactions	1,981	(145)	(2,409)	(355)
Total increase (decrease) in net assets	37,917	7,256	658	191
Net assets at December 31, 2013	153,676	27,855	23,250	2,610
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	837	74	75	34
Total realized gain (loss) on investments and capital gains distributions	4,424	1,808	1,359	221
Net unrealized appreciation (depreciation) of investments	13,593	(162)	(368)	(144)
Net increase (decrease) in net assets resulting from operations	18,854	1,720	1,066	111
Changes from principal transactions:				
Total unit transactions	3,561	(111)	(1,655)	(128)
Increase (decrease) in net assets derived from principal transactions	3,561	(111)	(1,655)	(128)
Total increase (decrease) in net assets	22,415	1,609	(589)	(17)
Net assets at December 31, 2014	$ 176,091	$ 29,464	$ 22,661	$ 2,593

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2
Net assets at January 1, 2013	$ —	$ —	$ 553	$ 110,112
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(4)	497
Total realized gain (loss) on investments and capital gains distributions	—	—	156	4,350
Net unrealized appreciation (depreciation) of investments	—	—	59	33,299
Net increase (decrease) in net assets resulting from operations	—	—	211	38,146
Changes from principal transactions:				
Total unit transactions	—	—	(5)	(4,257)
Increase (decrease) in net assets derived from principal transactions	—	—	(5)	(4,257)
Total increase (decrease) in net assets	—	—	206	33,889
Net assets at December 31, 2013	—	—	759	144,001
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(3)	(405)
Total realized gain (loss) on investments and capital gains distributions	4	—	160	15,126
Net unrealized appreciation (depreciation) of investments	4	(1)	(136)	(15,311)
Net increase (decrease) in net assets resulting from operations	8	(1)	21	(590)
Changes from principal transactions:				
Total unit transactions	89	4	(474)	(11,303)
Increase (decrease) in net assets derived from principal transactions	89	4	(474)	(11,303)
Total increase (decrease) in net assets	97	3	(453)	(11,893)
Net assets at December 31, 2014	$ 97	$ 3	$ 306	$ 132,108

The accompanying notes are an integral part of these financial statements.

150

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Goldman Sachs Growth Opportunities Fund - Class IR Shares	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4
Net assets at January 1, 2013	$ —	$ 12,373	$ 287,158	$ 159
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(81)	(1,953)	(1)
Total realized gain (loss) on investments and capital gains distributions	—	1,965	27,868	72
Net unrealized appreciation (depreciation) of investments	—	2,073	65,718	(9)
Net increase (decrease) in net assets resulting from operations	—	3,957	91,633	62
Changes from principal transactions:				
Total unit transactions	—	(416)	(14,877)	(221)
Increase (decrease) in net assets derived from principal transactions	—	(416)	(14,877)	(221)
Total increase (decrease) in net assets	—	3,541	76,756	(159)
Net assets at December 31, 2013	—	15,914	363,914	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(88)	(2,242)	—
Total realized gain (loss) on investments and capital gains distributions	1	2,781	40,146	—
Net unrealized appreciation (depreciation) of investments	—	(1,397)	(8,466)	—
Net increase (decrease) in net assets resulting from operations	1	1,296	29,438	—
Changes from principal transactions:				
Total unit transactions	2	(490)	(13,292)	—
Increase (decrease) in net assets derived from principal transactions	2	(490)	(13,292)	—
Total increase (decrease) in net assets	3	806	16,146	—
Net assets at December 31, 2014	$ 3	$ 16,720	$ 380,060	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net assets at January 1, 2013	$ 261	$ 1,985	$ —	$ 174
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	53	—	1
Total realized gain (loss) on investments and capital gains distributions	73	82	—	10
Net unrealized appreciation (depreciation) of investments	(2)	207	—	13
Net increase (decrease) in net assets resulting from operations	73	342	—	24
Changes from principal transactions:				
Total unit transactions	(330)	65	—	(45)
Increase (decrease) in net assets derived from principal transactions	(330)	65	—	(45)
Total increase (decrease) in net assets	(257)	407	—	(21)
Net assets at December 31, 2013	4	2,392	—	153
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	56	—	1
Total realized gain (loss) on investments and capital gains distributions	—	182	—	9
Net unrealized appreciation (depreciation) of investments	—	(54)	—	1
Net increase (decrease) in net assets resulting from operations	—	184	—	11
Changes from principal transactions:				
Total unit transactions	1	46	31	(17)
Increase (decrease) in net assets derived from principal transactions	1	46	31	(17)
Total increase (decrease) in net assets	1	230	31	(6)
Net assets at December 31, 2014	$ 5	$ 2,622	$ 31	$ 147

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Net assets at January 1, 2013	$ 365	$ 40	$ 135	$ 70
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	2	—	—
Total realized gain (loss) on investments and capital gains distributions	33	1	1	2
Net unrealized appreciation (depreciation) of investments	53	(2)	34	17
Net increase (decrease) in net assets resulting from operations	83	1	35	19
Changes from principal transactions:				
Total unit transactions	(122)	(3)	(9)	(11)
Increase (decrease) in net assets derived from principal transactions	(122)	(3)	(9)	(11)
Total increase (decrease) in net assets	(39)	(2)	26	8
Net assets at December 31, 2013	326	38	161	78
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	1	—	(1)
Total realized gain (loss) on investments and capital gains distributions	56	—	27	9
Net unrealized appreciation (depreciation) of investments	(19)	—	(16)	1
Net increase (decrease) in net assets resulting from operations	34	1	11	9
Changes from principal transactions:				
Total unit transactions	(78)	1	(70)	(5)
Increase (decrease) in net assets derived from principal transactions	(78)	1	(70)	(5)
Total increase (decrease) in net assets	(44)	2	(59)	4
Net assets at December 31, 2014	$ 282	$ 40	$ 102	$ 82

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	JPMorgan Equity Income Fund - Select Class Shares	JPMorgan Government Bond Fund - Select Class Shares	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares
Net assets at January 1, 2013	$ —	$ 10	$ —	$ 5,049
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	5	—	(16)
Total realized gain (loss) on investments and capital gains distributions	—	(6)	—	296
Net unrealized appreciation (depreciation) of investments	—	(15)	—	936
Net increase (decrease) in net assets resulting from operations	—	(16)	—	1,216
Changes from principal transactions:				
Total unit transactions	—	248	—	(2,343)
Increase (decrease) in net assets derived from principal transactions	—	248	—	(2,343)
Total increase (decrease) in net assets	—	232	—	(1,127)
Net assets at December 31, 2013	—	242	—	3,922
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	3	—	(19)
Total realized gain (loss) on investments and capital gains distributions	1	(4)	—	325
Net unrealized appreciation (depreciation) of investments	2	9	—	131
Net increase (decrease) in net assets resulting from operations	4	8	—	437
Changes from principal transactions:				
Total unit transactions	64	176	—	(175)
Increase (decrease) in net assets derived from principal transactions	64	176	—	(175)
Total increase (decrease) in net assets	68	184	—	262
Net assets at December 31, 2014	$ 68	$ 426	$ —	$ 4,184

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y
Net assets at January 1, 2013	$ —	$ 337	$ 10,558	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(3)	(123)	—
Total realized gain (loss) on investments and capital gains distributions	—	49	1,824	—
Net unrealized appreciation (depreciation) of investments	—	40	2,154	—
Net increase (decrease) in net assets resulting from operations	—	86	3,855	—
Changes from principal transactions:				
Total unit transactions	—	(12)	1,178	—
Increase (decrease) in net assets derived from principal transactions	—	(12)	1,178	—
Total increase (decrease) in net assets	—	74	5,033	—
Net assets at December 31, 2013	—	411	15,591	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(3)	(99)	2
Total realized gain (loss) on investments and capital gains distributions	2	107	2,999	(1)
Net unrealized appreciation (depreciation) of investments	1	(104)	(2,344)	(1)
Net increase (decrease) in net assets resulting from operations	3	—	556	—
Changes from principal transactions:				
Total unit transactions	93	(63)	(1,832)	373
Increase (decrease) in net assets derived from principal transactions	93	(63)	(1,832)	373
Total increase (decrease) in net assets	96	(63)	(1,276)	373
Net assets at December 31, 2014	$ 96	$ 348	$ 14,315	$ 373

The accompanying notes are an integral part of these financial statements.

155

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund - Class A
Net assets at January 1, 2013	$ —	$ 93	$ 59	$ 960
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	—	(4)
Total realized gain (loss) on investments and capital gains distributions	—	46	—	151
Net unrealized appreciation (depreciation) of investments	—	36	(2)	101
Net increase (decrease) in net assets resulting from operations	—	80	(2)	248
Changes from principal transactions:				
Total unit transactions	—	86	(11)	(211)
Increase (decrease) in net assets derived from principal transactions	—	86	(11)	(211)
Total increase (decrease) in net assets	—	166	(13)	37
Net assets at December 31, 2013	—	259	46	997
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	—	(3)
Total realized gain (loss) on investments and capital gains distributions	—	50	—	28
Net unrealized appreciation (depreciation) of investments	—	(43)	3	87
Net increase (decrease) in net assets resulting from operations	—	5	3	112
Changes from principal transactions:				
Total unit transactions	—	10	1,209	46
Increase (decrease) in net assets derived from principal transactions	—	10	1,209	46
Total increase (decrease) in net assets	—	15	1,212	158
Net assets at December 31, 2014	$ —	$ 274	$ 1,258	$ 1,155

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3
Net assets at January 1, 2013	$ 1,186	$ 158	$ 95,534	$ 424
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	(1)	(537)	—
Total realized gain (loss) on investments and capital gains distributions	400	43	(309)	32
Net unrealized appreciation (depreciation) of investments	(8)	20	26,886	127
Net increase (decrease) in net assets resulting from operations	380	62	26,040	159
Changes from principal transactions:				
Total unit transactions	(116)	44	(16,890)	54
Increase (decrease) in net assets derived from principal transactions	(116)	44	(16,890)	54
Total increase (decrease) in net assets	264	106	9,150	213
Net assets at December 31, 2013	1,450	264	104,684	637
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	—	(535)	—
Total realized gain (loss) on investments and capital gains distributions	384	54	1,491	134
Net unrealized appreciation (depreciation) of investments	(367)	(38)	9,387	(134)
Net increase (decrease) in net assets resulting from operations	6	16	10,343	—
Changes from principal transactions:				
Total unit transactions	(202)	(15)	(10,441)	(635)
Increase (decrease) in net assets derived from principal transactions	(202)	(15)	(10,441)	(635)
Total increase (decrease) in net assets	(196)	1	(98)	(635)
Net assets at December 31, 2014	$ 1,254	$ 265	$ 104,586	$ 2

The accompanying notes are an integral part of these financial statements.

157

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class M Shares	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3
Net assets at January 1, 2013	$ 718	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	15	—	—
Total realized gain (loss) on investments and capital gains distributions	52	19	—	—
Net unrealized appreciation (depreciation) of investments	88	(18)	—	—
Net increase (decrease) in net assets resulting from operations	139	16	—	—
Changes from principal transactions:				
Total unit transactions	(197)	3,474	—	—
Increase (decrease) in net assets derived from principal transactions	(197)	3,474	—	—
Total increase (decrease) in net assets	(58)	3,490	—	—
Net assets at December 31, 2013	660	3,490	—	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	77	—	—
Total realized gain (loss) on investments and capital gains distributions	44	37	—	—
Net unrealized appreciation (depreciation) of investments	27	174	—	(1)
Net increase (decrease) in net assets resulting from operations	70	288	—	(1)
Changes from principal transactions:				
Total unit transactions	(8)	6,833	1	14
Increase (decrease) in net assets derived from principal transactions	(8)	6,833	1	14
Total increase (decrease) in net assets	62	7,121	1	13
Net assets at December 31, 2014	$ 722	$ 10,611	$ 1	$ 13

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4
Net assets at January 1, 2013	$ 95	$ 8,855	$ 2,123	$ 88,013
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	21	3	40
Total realized gain (loss) on investments and capital gains distributions	13	1,895	349	5,061
Net unrealized appreciation (depreciation) of investments	32	1,684	177	18,214
Net increase (decrease) in net assets resulting from operations	45	3,600	529	23,315
Changes from principal transactions:				
Total unit transactions	58	1,990	(235)	3,626
Increase (decrease) in net assets derived from principal transactions	58	1,990	(235)	3,626
Total increase (decrease) in net assets	103	5,590	294	26,941
Net assets at December 31, 2013	198	14,445	2,417	114,954
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(5)	(5)	(272)
Total realized gain (loss) on investments and capital gains distributions	59	2,720	339	8,102
Net unrealized appreciation (depreciation) of investments	(44)	(1,516)	(286)	(4,995)
Net increase (decrease) in net assets resulting from operations	13	1,199	48	2,835
Changes from principal transactions:				
Total unit transactions	262	(2,299)	(353)	4,062
Increase (decrease) in net assets derived from principal transactions	262	(2,299)	(353)	4,062
Total increase (decrease) in net assets	275	(1,100)	(305)	6,897
Net assets at December 31, 2014	$ 473	$ 13,345	$ 2,112	$ 121,851

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	American Funds New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I	Nuveen U.S. Infrastructure Income Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A
Net assets at January 1, 2013	$ —	$ —	$ —	$ 520
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	(2)
Total realized gain (loss) on investments and capital gains distributions	—	—	—	111
Net unrealized appreciation (depreciation) of investments	—	—	—	(49)
Net increase (decrease) in net assets resulting from operations	—	—	—	60
Changes from principal transactions:				
Total unit transactions	—	—	—	(474)
Increase (decrease) in net assets derived from principal transactions	—	—	—	(474)
Total increase (decrease) in net assets	—	—	—	(414)
Net assets at December 31, 2013	—	—	—	106
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	16	1	(1)
Total realized gain (loss) on investments and capital gains distributions	1	72	—	20
Net unrealized appreciation (depreciation) of investments	(3)	(84)	1	(5)
Net increase (decrease) in net assets resulting from operations	(2)	4	2	14
Changes from principal transactions:				
Total unit transactions	29	1,193	202	(16)
Increase (decrease) in net assets derived from principal transactions	29	1,193	202	(16)
Total increase (decrease) in net assets	27	1,197	204	(2)
Net assets at December 31, 2014	$ 27	$ 1,197	$ 204	$ 104

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A
Net assets at January 1, 2013	$ 275,812	$ 35,375	$ 16	$ 128
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,576)	6	—	4
Total realized gain (loss) on investments and capital gains distributions	(2,983)	684	(3)	(2)
Net unrealized appreciation (depreciation) of investments	24,650	2,350	(7)	(9)
Net increase (decrease) in net assets resulting from operations	19,091	3,040	(10)	(7)
Changes from principal transactions:				
Total unit transactions	(14,722)	709	9	20
Increase (decrease) in net assets derived from principal transactions	(14,722)	709	9	20
Total increase (decrease) in net assets	4,369	3,749	(1)	13
Net assets at December 31, 2013	280,181	39,124	15	141
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,119)	62	—	3
Total realized gain (loss) on investments and capital gains distributions	20,835	1,162	(1)	(8)
Net unrealized appreciation (depreciation) of investments	(34,012)	(3,251)	(4)	6
Net increase (decrease) in net assets resulting from operations	(15,296)	(2,027)	(5)	1
Changes from principal transactions:				
Total unit transactions	(15,191)	1,614	11	(85)
Increase (decrease) in net assets derived from principal transactions	(15,191)	1,614	11	(85)
Total increase (decrease) in net assets	(30,487)	(413)	6	(84)
Net assets at December 31, 2014	$ 249,694	$ 38,711	$ 21	$ 57

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small Company Fund - Class Y	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA
Net assets at January 1, 2013	$ —	$ —	$ 41	$ 226
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(1)	1
Total realized gain (loss) on investments and capital gains distributions	—	—	2	1
Net unrealized appreciation (depreciation) of investments	—	—	12	55
Net increase (decrease) in net assets resulting from operations	—	—	13	57
Changes from principal transactions:				
Total unit transactions	—	—	(8)	(22)
Increase (decrease) in net assets derived from principal transactions	—	—	(8)	(22)
Total increase (decrease) in net assets	—	—	5	35
Net assets at December 31, 2013	—	—	46	261
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(1)	1
Total realized gain (loss) on investments and capital gains distributions	—	—	3	22
Net unrealized appreciation (depreciation) of investments	—	—	(14)	(19)
Net increase (decrease) in net assets resulting from operations	—	—	(12)	4
Changes from principal transactions:				
Total unit transactions	10	12	(19)	(43)
Increase (decrease) in net assets derived from principal transactions	10	12	(19)	(43)
Total increase (decrease) in net assets	10	12	(31)	(39)
Net assets at December 31, 2014	$ 10	$ 12	$ 15	$ 222

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Small Cap Fund[SM]
Net assets at January 1, 2013	$ 109	$ 67	$ 10,845	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	—	(12)	—
Total realized gain (loss) on investments and capital gains distributions	1	2	1,172	—
Net unrealized appreciation (depreciation) of investments	(6)	17	4,192	—
Net increase (decrease) in net assets resulting from operations	(1)	19	5,352	—
Changes from principal transactions:				
Total unit transactions	(9)	(9)	7,302	—
Increase (decrease) in net assets derived from principal transactions	(9)	(9)	7,302	—
Total increase (decrease) in net assets	(10)	10	12,654	—
Net assets at December 31, 2013	99	77	23,499	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	—	9	—
Total realized gain (loss) on investments and capital gains distributions	—	5	5,490	—
Net unrealized appreciation (depreciation) of investments	(2)	2	(2,793)	—
Net increase (decrease) in net assets resulting from operations	1	7	2,706	—
Changes from principal transactions:				
Total unit transactions	(2)	(10)	2,149	—
Increase (decrease) in net assets derived from principal transactions	(2)	(10)	2,149	—
Total increase (decrease) in net assets	(1)	(3)	4,855	—
Net assets at December 31, 2014	$ 98	$ 74	$ 28,354	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Parnassus Core Equity Fund[SM] - Investor Shares	Pax World Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2013	$ 622	$ 46,306	$ —	$ 260,067
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	29	(103)	—	1,082
Total realized gain (loss) on investments and capital gains distributions	413	5,289	—	8,483
Net unrealized appreciation (depreciation) of investments	414	1,581	—	(31,921)
Net increase (decrease) in net assets resulting from operations	856	6,767	—	(22,356)
Changes from principal transactions:				
Total unit transactions	5,911	(3,659)	—	(88,953)
Increase (decrease) in net assets derived from principal transactions	5,911	(3,659)	—	(88,953)
Total increase (decrease) in net assets	6,767	3,108	—	(111,309)
Net assets at December 31, 2013	7,389	49,414	—	148,758
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	100	(72)	—	829
Total realized gain (loss) on investments and capital gains distributions	381	4,164	—	(541)
Net unrealized appreciation (depreciation) of investments	1,222	(949)	(2)	3,343
Net increase (decrease) in net assets resulting from operations	1,703	3,143	(2)	3,631
Changes from principal transactions:				
Total unit transactions	8,279	(7,639)	16	(24,985)
Increase (decrease) in net assets derived from principal transactions	8,279	(7,639)	16	(24,985)
Total increase (decrease) in net assets	9,982	(4,496)	14	(21,354)
Net assets at December 31, 2014	$ 17,371	$ 44,918	$ 14	$ 127,404

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Pioneer Equity Income Fund - Class Y Shares	Pioneer High Yield Fund - Class A Shares	Pioneer Strategic Income Fund - Class A Shares	Pioneer Emerging Markets VCT Portfolio - Class I
Net assets at January 1, 2013	$ 1,099	$ 2,178	$ 1,519	$ 15,901
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	53	87	52	38
Total realized gain (loss) on investments and capital gains distributions	180	171	32	340
Net unrealized appreciation (depreciation) of investments	441	(28)	(71)	(913)
Net increase (decrease) in net assets resulting from operations	674	230	13	(535)
Changes from principal transactions:				
Total unit transactions	2,778	(442)	(175)	(2,429)
Increase (decrease) in net assets derived from principal transactions	2,778	(442)	(175)	(2,429)
Total increase (decrease) in net assets	3,452	(212)	(162)	(2,964)
Net assets at December 31, 2013	4,551	1,966	1,357	12,937
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	134	73	45	(24)
Total realized gain (loss) on investments and capital gains distributions	799	117	11	(84)
Net unrealized appreciation (depreciation) of investments	(164)	(206)	(3)	(1,498)
Net increase (decrease) in net assets resulting from operations	769	(16)	53	(1,606)
Changes from principal transactions:				
Total unit transactions	3,118	73	(56)	(960)
Increase (decrease) in net assets derived from principal transactions	3,118	73	(56)	(960)
Total increase (decrease) in net assets	3,887	57	(3)	(2,566)
Net assets at December 31, 2014	$ 8,438	$ 2,023	$ 1,354	$ 10,371

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I Shares	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K Shares
Net assets at January 1, 2013	$ —	$ 27,738	$ —	$ 7,180
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1,292	—	58
Total realized gain (loss) on investments and capital gains distributions	—	1,754	—	500
Net unrealized appreciation (depreciation) of investments	—	39	—	1,631
Net increase (decrease) in net assets resulting from operations	—	3,085	—	2,189
Changes from principal transactions:				
Total unit transactions	—	87	—	155
Increase (decrease) in net assets derived from principal transactions	—	87	—	155
Total increase (decrease) in net assets	—	3,172	—	2,344
Net assets at December 31, 2013	—	30,910	—	9,524
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1,064	—	44
Total realized gain (loss) on investments and capital gains distributions	—	3,219	2	1,318
Net unrealized appreciation (depreciation) of investments	—	(4,183)	(2)	(305)
Net increase (decrease) in net assets resulting from operations	—	100	—	1,057
Changes from principal transactions:				
Total unit transactions	9	(7,740)	23	394
Increase (decrease) in net assets derived from principal transactions	9	(7,740)	23	394
Total increase (decrease) in net assets	9	(7,640)	23	1,451
Net assets at December 31, 2014	$ 9	$ 23,270	$ 23	$ 10,975

The accompanying notes are an integral part of these financial statements.

166

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Columbia Diversified Equity Income Fund - Class R4 Shares	Royce Total Return Fund - K Class	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class
Net assets at January 1, 2013	$ 88	$ 1	$ 7,942	$ 777
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	—	(101)	(3)
Total realized gain (loss) on investments and capital gains distributions	3	—	940	120
Net unrealized appreciation (depreciation) of investments	24	—	1,605	115
Net increase (decrease) in net assets resulting from operations	28	—	2,444	232
Changes from principal transactions:				
Total unit transactions	6	1	1,758	(81)
Increase (decrease) in net assets derived from principal transactions	6	1	1,758	(81)
Total increase (decrease) in net assets	34	1	4,202	151
Net assets at December 31, 2013	122	2	12,144	928
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	—	(122)	(1)
Total realized gain (loss) on investments and capital gains distributions	17	—	1,629	172
Net unrealized appreciation (depreciation) of investments	(8)	—	(1,432)	(84)
Net increase (decrease) in net assets resulting from operations	10	—	75	87
Changes from principal transactions:				
Total unit transactions	(18)	—	(378)	20
Increase (decrease) in net assets derived from principal transactions	(18)	—	(378)	20
Total increase (decrease) in net assets	(8)	—	(303)	107
Net assets at December 31, 2014	$ 114	$ 2	$ 11,841	$ 1,035

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A
Net assets at January 1, 2013	$ 226	$ 1,174	$ 37,035	$ 204,498
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	14	1,504	6,215
Total realized gain (loss) on investments and capital gains distributions	49	165	5	1,853
Net unrealized appreciation (depreciation) of investments	30	171	(907)	(5,834)
Net increase (decrease) in net assets resulting from operations	79	350	602	2,234
Changes from principal transactions:				
Total unit transactions	(20)	296	2,243	(6,007)
Increase (decrease) in net assets derived from principal transactions	(20)	296	2,243	(6,007)
Total increase (decrease) in net assets	59	646	2,845	(3,773)
Net assets at December 31, 2013	285	1,820	39,880	200,725
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	34	2,457	10,282
Total realized gain (loss) on investments and capital gains distributions	52	117	87	4,700
Net unrealized appreciation (depreciation) of investments	(15)	(357)	(2,001)	(13,460)
Net increase (decrease) in net assets resulting from operations	37	(206)	543	1,522
Changes from principal transactions:				
Total unit transactions	8	(12)	(2,335)	(22,193)
Increase (decrease) in net assets derived from principal transactions	8	(12)	(2,335)	(22,193)
Total increase (decrease) in net assets	45	(218)	(1,792)	(20,671)
Net assets at December 31, 2014	$ 330	$ 1,602	$ 38,088	$ 180,054

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio
Net assets at January 1, 2013	$ —	$ 34	$ 8,081	$ 87
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(64)	1
Total realized gain (loss) on investments and capital gains distributions	—	—	(2,926)	—
Net unrealized appreciation (depreciation) of investments	—	6	(1,813)	23
Net increase (decrease) in net assets resulting from operations	—	6	(4,803)	24
Changes from principal transactions:				
Total unit transactions	—	6	3,471	(4)
Increase (decrease) in net assets derived from principal transactions	—	6	3,471	(4)
Total increase (decrease) in net assets	—	12	(1,332)	20
Net assets at December 31, 2013	—	46	6,749	107
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	11	1
Total realized gain (loss) on investments and capital gains distributions	—	4	(2,413)	5
Net unrealized appreciation (depreciation) of investments	—	(7)	735	3
Net increase (decrease) in net assets resulting from operations	—	(3)	(1,667)	9
Changes from principal transactions:				
Total unit transactions	4	2	4,013	—
Increase (decrease) in net assets derived from principal transactions	4	2	4,013	—
Total increase (decrease) in net assets	4	(1)	2,346	9
Net assets at December 31, 2014	$ 4	$ 45	$ 9,095	$ 116

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Equity Income Portfolio	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y Shares	Victory Small Company Opportunity Fund - Class R
Net assets at January 1, 2013	$ 446	$ 25	$ —	$ 13
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	—	—	—
Total realized gain (loss) on investments and capital gains distributions	87	9	—	1
Net unrealized appreciation (depreciation) of investments	(2)	2	—	3
Net increase (decrease) in net assets resulting from operations	93	11	—	4
Changes from principal transactions:				
Total unit transactions	(294)	(13)	—	3
Increase (decrease) in net assets derived from principal transactions	(294)	(13)	—	3
Total increase (decrease) in net assets	(201)	(2)	—	7
Net assets at December 31, 2013	245	23	—	20
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	—	—	—
Total realized gain (loss) on investments and capital gains distributions	25	4	—	2
Net unrealized appreciation (depreciation) of investments	(6)	(3)	—	(1)
Net increase (decrease) in net assets resulting from operations	23	1	—	1
Changes from principal transactions:				
Total unit transactions	(19)	—	6	4
Increase (decrease) in net assets derived from principal transactions	(19)	—	6	4
Total increase (decrease) in net assets	4	1	6	5
Net assets at December 31, 2014	$ 249	$ 24	$ 6	$ 25

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Balanced Portfolio - Class I	Voya Growth Opportunities Fund - Class A	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A
Net assets at January 1, 2013	$ 305,260	$ 63	$ —	$ 1,954
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,429	(1)	—	34
Total realized gain (loss) on investments and capital gains distributions	3,552	6	—	164
Net unrealized appreciation (depreciation) of investments	37,873	16	—	(180)
Net increase (decrease) in net assets resulting from operations	44,854	21	—	18
Changes from principal transactions:				
Total unit transactions	(33,009)	23	6	(64)
Increase (decrease) in net assets derived from principal transactions	(33,009)	23	6	(64)
Total increase (decrease) in net assets	11,845	44	6	(46)
Net assets at December 31, 2013	317,105	107	6	1,908
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,725	(1)	—	38
Total realized gain (loss) on investments and capital gains distributions	4,635	17	—	257
Net unrealized appreciation (depreciation) of investments	9,094	(6)	—	189
Net increase (decrease) in net assets resulting from operations	15,454	10	—	484
Changes from principal transactions:				
Total unit transactions	(32,930)	(17)	1	(367)
Increase (decrease) in net assets derived from principal transactions	(32,930)	(17)	1	(367)
Total increase (decrease) in net assets	(17,476)	(7)	1	117
Net assets at December 31, 2014	$ 299,629	$ 100	$ 7	$ 2,025

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S
Net assets at January 1, 2013	$ 4,456	$ 3,250	$ 408,463	$ 1,202
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	108	60	8,549	28
Total realized gain (loss) on investments and capital gains distributions	(15)	83	(1,699)	33
Net unrealized appreciation (depreciation) of investments	(202)	(197)	(11,051)	(69)
Net increase (decrease) in net assets resulting from operations	(109)	(54)	(4,201)	(8)
Changes from principal transactions:				
Total unit transactions	(526)	(1,190)	(56,068)	(201)
Increase (decrease) in net assets derived from principal transactions	(526)	(1,190)	(56,068)	(201)
Total increase (decrease) in net assets	(635)	(1,244)	(60,269)	(209)
Net assets at December 31, 2013	3,821	2,006	348,194	993
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	97	41	8,287	26
Total realized gain (loss) on investments and capital gains distributions	(32)	24	(239)	6
Net unrealized appreciation (depreciation) of investments	84	40	11,424	28
Net increase (decrease) in net assets resulting from operations	149	105	19,472	60
Changes from principal transactions:				
Total unit transactions	(486)	(337)	(16,538)	(72)
Increase (decrease) in net assets derived from principal transactions	(486)	(337)	(16,538)	(72)
Total increase (decrease) in net assets	(337)	(232)	2,934	(12)
Net assets at December 31, 2014	$ 3,484	$ 1,774	$ 351,128	$ 981

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Adviser Class	Voya Global Resources Portfolio - Institutional Class	Voya Global Resources Portfolio - Service Class
Net assets at January 1, 2013	$ —	$ 2	$ 26	$ 101,734
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	(61)
Total realized gain (loss) on investments and capital gains distributions	—	—	—	(7,064)
Net unrealized appreciation (depreciation) of investments	—	—	3	18,734
Net increase (decrease) in net assets resulting from operations	—	—	3	11,609
Changes from principal transactions:				
Total unit transactions	—	(1)	(1)	(15,676)
Increase (decrease) in net assets derived from principal transactions	—	(1)	(1)	(15,676)
Total increase (decrease) in net assets	—	(1)	2	(4,067)
Net assets at December 31, 2013	—	1	28	97,667
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	—	—	(2)
Total realized gain (loss) on investments and capital gains distributions	1	—	—	(820)
Net unrealized appreciation (depreciation) of investments	(5)	—	(4)	(11,579)
Net increase (decrease) in net assets resulting from operations	(7)	—	(4)	(12,401)
Changes from principal transactions:				
Total unit transactions	929	(1)	1	(3,264)
Increase (decrease) in net assets derived from principal transactions	929	(1)	1	(3,264)
Total increase (decrease) in net assets	922	(1)	(3)	(15,665)
Net assets at December 31, 2014	$ 922	$ —	$ 25	$ 82,002

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class
Net assets at January 1, 2013	$ 51	$ 28,658	$ 30,849	$ 155
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1,607	1,441	—
Total realized gain (loss) on investments and capital gains distributions	1	328	417	5
Net unrealized appreciation (depreciation) of investments	(1)	(478)	(563)	40
Net increase (decrease) in net assets resulting from operations	3	1,457	1,295	45
Changes from principal transactions:				
Total unit transactions	(8)	1,000	(4,805)	(13)
Increase (decrease) in net assets derived from principal transactions	(8)	1,000	(4,805)	(13)
Total increase (decrease) in net assets	(5)	2,457	(3,510)	32
Net assets at December 31, 2013	46	31,115	27,339	187
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1,768	1,359	(1)
Total realized gain (loss) on investments and capital gains distributions	—	158	265	21
Net unrealized appreciation (depreciation) of investments	(2)	(1,715)	(1,510)	2
Net increase (decrease) in net assets resulting from operations	1	211	114	22
Changes from principal transactions:				
Total unit transactions	(3)	(49)	(2,829)	1
Increase (decrease) in net assets derived from principal transactions	(3)	(49)	(2,829)	1
Total increase (decrease) in net assets	(2)	162	(2,715)	23
Net assets at December 31, 2014	$ 44	$ 31,277	$ 24,624	$ 210

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class
Net assets at January 1, 2013	$ 193,340	$ 338	$ —	$ 217,365
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(778)	—	—	3,519
Total realized gain (loss) on investments and capital gains distributions	6,024	87	—	4,284
Net unrealized appreciation (depreciation) of investments	53,594	200	3	61,994
Net increase (decrease) in net assets resulting from operations	58,840	287	3	69,797
Changes from principal transactions:				
Total unit transactions	2,412	1,347	26	55,179
Increase (decrease) in net assets derived from principal transactions	2,412	1,347	26	55,179
Total increase (decrease) in net assets	61,252	1,634	29	124,976
Net assets at December 31, 2013	254,592	1,972	29	342,341
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,653)	(38)	—	4,345
Total realized gain (loss) on investments and capital gains distributions	27,793	992	2	21,559
Net unrealized appreciation (depreciation) of investments	13,856	111	—	4,481
Net increase (decrease) in net assets resulting from operations	39,996	1,065	2	30,385
Changes from principal transactions:				
Total unit transactions	139,940	2,376	(7)	11,503
Increase (decrease) in net assets derived from principal transactions	139,940	2,376	(7)	11,503
Total increase (decrease) in net assets	179,936	3,441	(5)	41,888
Net assets at December 31, 2014	$ 434,528	$ 5,413	$ 24	$ 384,229

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class
Net assets at January 1, 2013	$ 708	$ 17	$ 19,631	$ 273
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	—	53	(1)
Total realized gain (loss) on investments and capital gains distributions	61	—	76	10
Net unrealized appreciation (depreciation) of investments	169	—	5,597	66
Net increase (decrease) in net assets resulting from operations	242	—	5,726	75
Changes from principal transactions:				
Total unit transactions	309	1	(919)	(10)
Increase (decrease) in net assets derived from principal transactions	309	1	(919)	(10)
Total increase (decrease) in net assets	551	1	4,807	65
Net assets at December 31, 2013	1,259	18	24,438	338
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(26)	—	81	—
Total realized gain (loss) on investments and capital gains distributions	232	—	5,440	45
Net unrealized appreciation (depreciation) of investments	(222)	—	(3,406)	2
Net increase (decrease) in net assets resulting from operations	(16)	—	2,115	47
Changes from principal transactions:				
Total unit transactions	438	1	(9,313)	(3)
Increase (decrease) in net assets derived from principal transactions	438	1	(9,313)	(3)
Total increase (decrease) in net assets	422	1	(7,198)	44
Net assets at December 31, 2014	$ 1,681	$ 19	$ 17,240	$ 382

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Health Sciences Opportunities Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class
Net assets at January 1, 2013	$ 11,539	$ 7,900	$ 14,469	$ 97
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	107	228	(208)	—
Total realized gain (loss) on investments and capital gains distributions	(15)	313	3,070	3
Net unrealized appreciation (depreciation) of investments	(464)	2,506	5,179	(10)
Net increase (decrease) in net assets resulting from operations	(372)	3,047	8,041	(7)
Changes from principal transactions:				
Total unit transactions	(1,904)	3,449	10,698	(25)
Increase (decrease) in net assets derived from principal transactions	(1,904)	3,449	10,698	(25)
Total increase (decrease) in net assets	(2,276)	6,496	18,739	(32)
Net assets at December 31, 2013	9,263	14,396	33,208	65
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	120	304	(61)	1
Total realized gain (loss) on investments and capital gains distributions	(52)	2,251	11,267	(5)
Net unrealized appreciation (depreciation) of investments	408	(459)	(7,736)	6
Net increase (decrease) in net assets resulting from operations	476	2,096	3,470	2
Changes from principal transactions:				
Total unit transactions	2,545	3,216	(36,678)	(24)
Increase (decrease) in net assets derived from principal transactions	2,545	3,216	(36,678)	(24)
Total increase (decrease) in net assets	3,021	5,312	(33,208)	(22)
Net assets at December 31, 2014	$ 12,284	$ 19,708	$ —	$ 43

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® BlackRock Large Cap Growth Portfolio - Institutional Class	VY® BlackRock Large Cap Growth Portfolio - Service Class	VY® BlackRock Large Cap Growth Portfolio - Service 2 Class	VY® Clarion Global Real Estate Portfolio - Adviser Class
Net assets at January 1, 2013	$ 85,929	$ 502	$ 294	$ 7
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	301	2	2	—
Total realized gain (loss) on investments and capital gains distributions	(184)	26	23	—
Net unrealized appreciation (depreciation) of investments	25,760	62	62	—
Net increase (decrease) in net assets resulting from operations	25,877	90	87	—
Changes from principal transactions:				
Total unit transactions	(9,822)	(304)	(52)	(1)
Increase (decrease) in net assets derived from principal transactions	(9,822)	(304)	(52)	(1)
Total increase (decrease) in net assets	16,055	(214)	35	(1)
Net assets at December 31, 2013	101,984	288	329	6
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	465	1	—	—
Total realized gain (loss) on investments and capital gains distributions	30,435	92	131	—
Net unrealized appreciation (depreciation) of investments	(24,969)	(77)	(114)	1
Net increase (decrease) in net assets resulting from operations	5,931	16	17	1
Changes from principal transactions:				
Total unit transactions	(107,915)	(304)	(346)	—
Increase (decrease) in net assets derived from principal transactions	(107,915)	(304)	(346)	—
Total increase (decrease) in net assets	(101,984)	(288)	(329)	1
Net assets at December 31, 2014	$ —	$ —	$ —	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class
Net assets at January 1, 2013	$ 77,810	$ 41	$ 2,303	$ 54,384
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4,122	—	13	253
Total realized gain (loss) on investments and capital gains distributions	877	1	151	4,992
Net unrealized appreciation (depreciation) of investments	(2,778)	(1)	(120)	(4,567)
Net increase (decrease) in net assets resulting from operations	2,221	—	44	678
Changes from principal transactions:				
Total unit transactions	2,568	(3)	(419)	(4,849)
Increase (decrease) in net assets derived from principal transactions	2,568	(3)	(419)	(4,849)
Total increase (decrease) in net assets	4,789	(3)	(375)	(4,171)
Net assets at December 31, 2013	82,599	38	1,928	50,213
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	431	1	14	250
Total realized gain (loss) on investments and capital gains distributions	1,375	4	114	3,428
Net unrealized appreciation (depreciation) of investments	8,950	8	414	10,579
Net increase (decrease) in net assets resulting from operations	10,756	13	542	14,257
Changes from principal transactions:				
Total unit transactions	(650)	2	(61)	1,316
Increase (decrease) in net assets derived from principal transactions	(650)	2	(61)	1,316
Total increase (decrease) in net assets	10,106	15	481	15,573
Net assets at December 31, 2014	$ 92,705	$ 53	$ 2,409	$ 65,786

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® FMR Diversified Mid Cap Portfolio - Institutional Class	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	VY® Invesco Growth and Income Portfolio - Institutional Class
Net assets at January 1, 2013	$ 27,744	$ 48,491	$ 8	$ 6,568
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	92	(247)	—	103
Total realized gain (loss) on investments and capital gains distributions	1,104	3,729	—	163
Net unrealized appreciation (depreciation) of investments	8,741	12,595	8	2,335
Net increase (decrease) in net assets resulting from operations	9,937	16,077	8	2,601
Changes from principal transactions:				
Total unit transactions	(1,212)	(4,916)	22	3,088
Increase (decrease) in net assets derived from principal transactions	(1,212)	(4,916)	22	3,088
Total increase (decrease) in net assets	8,725	11,161	30	5,689
Net assets at December 31, 2013	36,469	59,652	38	12,257
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(391)	—	127
Total realized gain (loss) on investments and capital gains distributions	7,170	13,448	6	1,295
Net unrealized appreciation (depreciation) of investments	(5,083)	(10,280)	(4)	76
Net increase (decrease) in net assets resulting from operations	2,081	2,777	2	1,498
Changes from principal transactions:				
Total unit transactions	(1,539)	(7,635)	—	8,828
Increase (decrease) in net assets derived from principal transactions	(1,539)	(7,635)	—	8,828
Total increase (decrease) in net assets	542	(4,858)	2	10,326
Net assets at December 31, 2014	$ 37,011	$ 54,794	$ 40	$ 22,583

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net assets at January 1, 2013	$ 17,841	$ 307	$ 32,471	$ 26,309
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	94	1	22	(37)
Total realized gain (loss) on investments and capital gains distributions	1,502	1	2,441	2,606
Net unrealized appreciation (depreciation) of investments	4,579	(18)	(4,555)	(4,249)
Net increase (decrease) in net assets resulting from operations	6,175	(16)	(2,092)	(1,680)
Changes from principal transactions:				
Total unit transactions	1,929	(26)	(6,137)	(4,185)
Increase (decrease) in net assets derived from principal transactions	1,929	(26)	(6,137)	(4,185)
Total increase (decrease) in net assets	8,104	(42)	(8,229)	(5,865)
Net assets at December 31, 2013	25,945	265	24,242	20,444
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	69	1	26	(24)
Total realized gain (loss) on investments and capital gains distributions	3,054	18	2,672	2,312
Net unrealized appreciation (depreciation) of investments	(814)	(14)	(2,670)	(2,330)
Net increase (decrease) in net assets resulting from operations	2,309	5	28	(42)
Changes from principal transactions:				
Total unit transactions	(1,230)	51	(1,778)	(311)
Increase (decrease) in net assets derived from principal transactions	(1,230)	51	(1,778)	(311)
Total increase (decrease) in net assets	1,079	56	(1,750)	(353)
Net assets at December 31, 2014	$ 27,024	$ 321	$ 22,492	$ 20,091

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Marsico Growth Portfolio - Institutional Class
Net assets at January 1, 2013	$ 16	$ 9,013	$ 8,402	$ 9,713
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	72	(20)	5
Total realized gain (loss) on investments and capital gains distributions	—	683	983	1,264
Net unrealized appreciation (depreciation) of investments	5	3,736	3,319	2,117
Net increase (decrease) in net assets resulting from operations	5	4,491	4,282	3,386
Changes from principal transactions:				
Total unit transactions	1	5,965	5,308	(93)
Increase (decrease) in net assets derived from principal transactions	1	5,965	5,308	(93)
Total increase (decrease) in net assets	6	10,456	9,590	3,293
Net assets at December 31, 2013	22	19,469	17,992	13,006
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	26	(115)	(58)
Total realized gain (loss) on investments and capital gains distributions	3	2,346	2,220	4,429
Net unrealized appreciation (depreciation) of investments	(1)	(400)	(621)	(3,860)
Net increase (decrease) in net assets resulting from operations	2	1,972	1,484	511
Changes from principal transactions:				
Total unit transactions	—	5,263	2,567	(13,517)
Increase (decrease) in net assets derived from principal transactions	—	5,263	2,567	(13,517)
Total increase (decrease) in net assets	2	7,235	4,051	(13,006)
Net assets at December 31, 2014	$ 24	$ 26,704	$ 22,043	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Marsico Growth Portfolio - Service Class	VY® MFS Total Return Portfolio - Adviser Class	VY® MFS Total Return Portfolio - Institutional Class	VY® MFS Total Return Portfolio - Service Class
Net assets at January 1, 2013	$ 97	$ 1,139	$ 56,102	$ 25,679
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	20	765	319
Total realized gain (loss) on investments and capital gains distributions	6	83	(238)	(298)
Net unrealized appreciation (depreciation) of investments	21	88	9,177	4,398
Net increase (decrease) in net assets resulting from operations	27	191	9,704	4,419
Changes from principal transactions:				
Total unit transactions	(25)	(296)	(2,771)	(1,309)
Increase (decrease) in net assets derived from principal transactions	(25)	(296)	(2,771)	(1,309)
Total increase (decrease) in net assets	2	(105)	6,933	3,110
Net assets at December 31, 2013	99	1,034	63,035	28,789
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	27	1,870	723
Total realized gain (loss) on investments and capital gains distributions	34	308	11,089	6,341
Net unrealized appreciation (depreciation) of investments	(30)	(280)	(9,656)	(5,613)
Net increase (decrease) in net assets resulting from operations	4	55	3,303	1,451
Changes from principal transactions:				
Total unit transactions	(103)	(1,089)	(66,338)	(30,240)
Increase (decrease) in net assets derived from principal transactions	(103)	(1,089)	(66,338)	(30,240)
Total increase (decrease) in net assets	(99)	(1,034)	(63,035)	(28,789)
Net assets at December 31, 2014	$ —	$ —	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® MFS Utilities Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class
Net assets at January 1, 2013	$ 45,560	$ 31	$ 195	$ 112,414
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	544	1	2	1,379
Total realized gain (loss) on investments and capital gains distributions	(117)	2	17	9,700
Net unrealized appreciation (depreciation) of investments	8,167	3	28	15,535
Net increase (decrease) in net assets resulting from operations	8,594	6	47	26,614
Changes from principal transactions:				
Total unit transactions	(1,751)	—	104	20,691
Increase (decrease) in net assets derived from principal transactions	(1,751)	—	104	20,691
Total increase (decrease) in net assets	6,843	6	151	47,305
Net assets at December 31, 2013	52,403	37	346	159,719
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	867	1	3	2,081
Total realized gain (loss) on investments and capital gains distributions	19,332	5	38	16,055
Net unrealized appreciation (depreciation) of investments	(12,263)	(4)	2	1,680
Net increase (decrease) in net assets resulting from operations	7,936	2	43	19,816
Changes from principal transactions:				
Total unit transactions	(60,339)	(9)	14	11,888
Increase (decrease) in net assets derived from principal transactions	(60,339)	(9)	14	11,888
Total increase (decrease) in net assets	(52,403)	(7)	57	31,704
Net assets at December 31, 2014	$ —	$ 30	$ 403	$ 191,423

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class
Net assets at January 1, 2013	$ 377,748	$ 1,638	$ 104,568	$ 102
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	859	17	1,028	1
Total realized gain (loss) on investments and capital gains distributions	30,663	118	(30)	1
Net unrealized appreciation (depreciation) of investments	51,011	309	27,497	12
Net increase (decrease) in net assets resulting from operations	82,533	444	28,495	14
Changes from principal transactions:				
Total unit transactions	29,213	(289)	(10,602)	4
Increase (decrease) in net assets derived from principal transactions	29,213	(289)	(10,602)	4
Total increase (decrease) in net assets	111,746	155	17,893	18
Net assets at December 31, 2013	489,494	1,793	122,461	120
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,172	21	1,413	1
Total realized gain (loss) on investments and capital gains distributions	49,009	333	13,543	1
Net unrealized appreciation (depreciation) of investments	4,247	(237)	(7,032)	(4)
Net increase (decrease) in net assets resulting from operations	55,428	117	7,924	(2)
Changes from principal transactions:				
Total unit transactions	19,413	(375)	(8,733)	(1)
Increase (decrease) in net assets derived from principal transactions	19,413	(375)	(8,733)	(1)
Total increase (decrease) in net assets	74,841	(258)	(809)	(3)
Net assets at December 31, 2014	$ 564,335	$ 1,535	$ 121,652	$ 117

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Money Market Portfolio - Class I
Net assets at January 1, 2013	$ 7,554	$ 841	$ 4,823	$ 295,287
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	7	37	(2,221)
Total realized gain (loss) on investments and capital gains distributions	320	122	551	53
Net unrealized appreciation (depreciation) of investments	632	72	963	—
Net increase (decrease) in net assets resulting from operations	960	201	1,551	(2,168)
Changes from principal transactions:				
Total unit transactions	(616)	(229)	585	(11,628)
Increase (decrease) in net assets derived from principal transactions	(616)	(229)	585	(11,628)
Total increase (decrease) in net assets	344	(28)	2,136	(13,796)
Net assets at December 31, 2013	7,898	813	6,959	281,491
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	4	16	(1,950)
Total realized gain (loss) on investments and capital gains distributions	455	36	607	41
Net unrealized appreciation (depreciation) of investments	(637)	(69)	(906)	—
Net increase (decrease) in net assets resulting from operations	(167)	(29)	(283)	(1,909)
Changes from principal transactions:				
Total unit transactions	(49)	22	(93)	(43,218)
Increase (decrease) in net assets derived from principal transactions	(49)	22	(93)	(43,218)
Total increase (decrease) in net assets	(216)	(7)	(376)	(45,127)
Net assets at December 31, 2014	$ 7,682	$ 806	$ 6,583	$ 236,364

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A	Voya Aggregate Bond Portfolio - Adviser Class	Voya Aggregate Bond Portfolio - Initial Class
Net assets at January 1, 2013	$ 92	$ 418	$ 2,675	$ 322
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	5	65	15
Total realized gain (loss) on investments and capital gains distributions	2	24	(3)	4
Net unrealized appreciation (depreciation) of investments	(1)	84	(118)	(27)
Net increase (decrease) in net assets resulting from operations	3	113	(56)	(8)
Changes from principal transactions:				
Total unit transactions	40	(31)	(624)	824
Increase (decrease) in net assets derived from principal transactions	40	(31)	(624)	824
Total increase (decrease) in net assets	43	82	(680)	816
Net assets at December 31, 2013	135	500	1,995	1,138
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	—	23	28
Total realized gain (loss) on investments and capital gains distributions	6	52	(7)	(8)
Net unrealized appreciation (depreciation) of investments	9	(77)	68	59
Net increase (decrease) in net assets resulting from operations	17	(25)	84	79
Changes from principal transactions:				
Total unit transactions	(1)	(147)	(189)	1,261
Increase (decrease) in net assets derived from principal transactions	(1)	(147)	(189)	1,261
Total increase (decrease) in net assets	16	(172)	(105)	1,340
Net assets at December 31, 2014	$ 151	$ 328	$ 1,890	$ 2,478

The accompanying notes are an integral part of these financial statements.

187

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Aggregate Bond Portfolio - Service Class	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Net assets at January 1, 2013	$ 255,966	$ 388	$ 151,398	$ 1,301
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5,470	5	1,498	13
Total realized gain (loss) on investments and capital gains distributions	4,096	10	2,385	(1)
Net unrealized appreciation (depreciation) of investments	(16,754)	(32)	(11,188)	(65)
Net increase (decrease) in net assets resulting from operations	(7,188)	(17)	(7,305)	(53)
Changes from principal transactions:				
Total unit transactions	(47,551)	(48)	(30,595)	(293)
Increase (decrease) in net assets derived from principal transactions	(47,551)	(48)	(30,595)	(293)
Total increase (decrease) in net assets	(54,739)	(65)	(37,900)	(346)
Net assets at December 31, 2013	201,227	323	113,498	955
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,517	—	(154)	—
Total realized gain (loss) on investments and capital gains distributions	1,143	(4)	1,462	(10)
Net unrealized appreciation (depreciation) of investments	5,096	5	(1,327)	6
Net increase (decrease) in net assets resulting from operations	7,756	1	(19)	(4)
Changes from principal transactions:				
Total unit transactions	(39,053)	(52)	(16,971)	(19)
Increase (decrease) in net assets derived from principal transactions	(39,053)	(52)	(16,971)	(19)
Total increase (decrease) in net assets	(31,297)	(51)	(16,990)	(23)
Net assets at December 31, 2014	$ 169,930	$ 272	$ 96,508	$ 932

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Index Solution 2015 Portfolio - Initial Class	Voya Index Solution 2015 Portfolio - Service Class	Voya Index Solution 2015 Portfolio - Service 2 Class	Voya Index Solution 2025 Portfolio - Initial Class
Net assets at January 1, 2013	$ 270	$ 787	$ 981	$ 476
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	7	14	4
Total realized gain (loss) on investments and capital gains distributions	16	57	36	25
Net unrealized appreciation (depreciation) of investments	17	(3)	39	92
Net increase (decrease) in net assets resulting from operations	40	61	89	121
Changes from principal transactions:				
Total unit transactions	321	(262)	115	641
Increase (decrease) in net assets derived from principal transactions	321	(262)	115	641
Total increase (decrease) in net assets	361	(201)	204	762
Net assets at December 31, 2013	631	586	1,185	1,238
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	9	19	16
Total realized gain (loss) on investments and capital gains distributions	47	57	89	101
Net unrealized appreciation (depreciation) of investments	(25)	(21)	(51)	(51)
Net increase (decrease) in net assets resulting from operations	33	45	57	66
Changes from principal transactions:				
Total unit transactions	28	679	(19)	1,283
Increase (decrease) in net assets derived from principal transactions	28	679	(19)	1,283
Total increase (decrease) in net assets	61	724	38	1,349
Net assets at December 31, 2014	$ 692	$ 1,310	$ 1,223	$ 2,587

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class
Net assets at January 1, 2013	$ 87	$ 2,563	$ 372	$ 169
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	27	2	3
Total realized gain (loss) on investments and capital gains distributions	19	105	23	8
Net unrealized appreciation (depreciation) of investments	54	345	115	46
Net increase (decrease) in net assets resulting from operations	79	477	140	57
Changes from principal transactions:				
Total unit transactions	935	727	793	278
Increase (decrease) in net assets derived from principal transactions	935	727	793	278
Total increase (decrease) in net assets	1,014	1,204	933	335
Net assets at December 31, 2013	1,101	3,767	1,305	504
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	46	11	5
Total realized gain (loss) on investments and capital gains distributions	77	232	91	47
Net unrealized appreciation (depreciation) of investments	(19)	(88)	(26)	4
Net increase (decrease) in net assets resulting from operations	71	190	76	56
Changes from principal transactions:				
Total unit transactions	1,238	393	932	1,081
Increase (decrease) in net assets derived from principal transactions	1,238	393	932	1,081
Total increase (decrease) in net assets	1,309	583	1,008	1,137
Net assets at December 31, 2014	$ 2,410	$ 4,350	$ 2,313	$ 1,641

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class
Net assets at January 1, 2013	$ 1,815	$ 48	$ 34	$ 1,308
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	1	1	5
Total realized gain (loss) on investments and capital gains distributions	85	8	5	86
Net unrealized appreciation (depreciation) of investments	315	33	27	232
Net increase (decrease) in net assets resulting from operations	412	42	33	323
Changes from principal transactions:				
Total unit transactions	349	290	298	190
Increase (decrease) in net assets derived from principal transactions	349	290	298	190
Total increase (decrease) in net assets	761	332	331	513
Net assets at December 31, 2013	2,576	380	365	1,821
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	—	4	11
Total realized gain (loss) on investments and capital gains distributions	198	48	40	149
Net unrealized appreciation (depreciation) of investments	(81)	(22)	(20)	(59)
Net increase (decrease) in net assets resulting from operations	144	26	24	101
Changes from principal transactions:				
Total unit transactions	286	1,362	396	316
Increase (decrease) in net assets derived from principal transactions	286	1,362	396	316
Total increase (decrease) in net assets	430	1,388	420	417
Net assets at December 31, 2014	$ 3,006	$ 1,768	$ 785	$ 2,238

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class
Net assets at January 1, 2013	$ 20	$ 202	$ 92	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	—	—
Total realized gain (loss) on investments and capital gains distributions	1	26	7	—
Net unrealized appreciation (depreciation) of investments	14	13	26	—
Net increase (decrease) in net assets resulting from operations	15	38	33	—
Changes from principal transactions:				
Total unit transactions	118	6	92	10
Increase (decrease) in net assets derived from principal transactions	118	6	92	10
Total increase (decrease) in net assets	133	44	125	10
Net assets at December 31, 2013	153	246	217	10
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3	2	6
Total realized gain (loss) on investments and capital gains distributions	15	44	14	21
Net unrealized appreciation (depreciation) of investments	(3)	(32)	—	(6)
Net increase (decrease) in net assets resulting from operations	12	15	16	21
Changes from principal transactions:				
Total unit transactions	259	185	135	437
Increase (decrease) in net assets derived from principal transactions	259	185	135	437
Total increase (decrease) in net assets	271	200	151	458
Net assets at December 31, 2014	$ 424	$ 446	$ 368	$ 468

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class	Voya Solution 2015 Portfolio - Adviser Class	Voya Solution 2015 Portfolio - Initial Class
Net assets at January 1, 2013	$ 1,133	$ 226	$ 874	$ 1,276
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	26	5	24	50
Total realized gain (loss) on investments and capital gains distributions	46	8	2	15
Net unrealized appreciation (depreciation) of investments	(2)	2	48	71
Net increase (decrease) in net assets resulting from operations	70	15	74	136
Changes from principal transactions:				
Total unit transactions	(370)	18	(29)	354
Increase (decrease) in net assets derived from principal transactions	(370)	18	(29)	354
Total increase (decrease) in net assets	(300)	33	45	490
Net assets at December 31, 2013	833	259	919	1,766
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	4	18	54
Total realized gain (loss) on investments and capital gains distributions	51	14	13	38
Net unrealized appreciation (depreciation) of investments	(19)	(5)	15	39
Net increase (decrease) in net assets resulting from operations	46	13	46	131
Changes from principal transactions:				
Total unit transactions	215	16	(60)	1,157
Increase (decrease) in net assets derived from principal transactions	215	16	(60)	1,157
Total increase (decrease) in net assets	261	29	(14)	1,288
Net assets at December 31, 2014	$ 1,094	$ 288	$ 905	$ 3,054

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Solution 2015 Portfolio - Service Class	Voya Solution 2015 Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class
Net assets at January 1, 2013	$ 67,178	$ 10,582	$ 427	$ 521
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,611	250	7	14
Total realized gain (loss) on investments and capital gains distributions	427	188	7	3
Net unrealized appreciation (depreciation) of investments	3,313	377	54	81
Net increase (decrease) in net assets resulting from operations	5,351	815	68	98
Changes from principal transactions:				
Total unit transactions	(4,826)	(1,253)	13	169
Increase (decrease) in net assets derived from principal transactions	(4,826)	(1,253)	13	169
Total increase (decrease) in net assets	525	(438)	81	267
Net assets at December 31, 2013	67,703	10,144	508	788
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,204	162	7	49
Total realized gain (loss) on investments and capital gains distributions	3,672	463	36	182
Net unrealized appreciation (depreciation) of investments	(1,582)	(169)	(19)	(151)
Net increase (decrease) in net assets resulting from operations	3,294	456	24	80
Changes from principal transactions:				
Total unit transactions	(2,900)	(2,471)	(40)	610
Increase (decrease) in net assets derived from principal transactions	(2,900)	(2,471)	(40)	610
Total increase (decrease) in net assets	394	(2,015)	(16)	690
Net assets at December 31, 2014	$ 68,097	$ 8,129	$ 492	$ 1,478

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class
Net assets at January 1, 2013	$ 110,500	$ 15,599	$ 266	$ 1,299
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,767	225	2	25
Total realized gain (loss) on investments and capital gains distributions	(266)	655	19	2
Net unrealized appreciation (depreciation) of investments	16,037	1,280	23	255
Net increase (decrease) in net assets resulting from operations	17,538	2,160	44	282
Changes from principal transactions:				
Total unit transactions	3,388	(2,715)	(95)	202
Increase (decrease) in net assets derived from principal transactions	3,388	(2,715)	(95)	202
Total increase (decrease) in net assets	20,926	(555)	(51)	484
Net assets at December 31, 2013	131,426	15,044	215	1,783
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,681	179	2	39
Total realized gain (loss) on investments and capital gains distributions	7,435	1,285	26	241
Net unrealized appreciation (depreciation) of investments	(2,801)	(764)	(18)	(160)
Net increase (decrease) in net assets resulting from operations	6,315	700	10	120
Changes from principal transactions:				
Total unit transactions	4,868	(544)	(42)	792
Increase (decrease) in net assets derived from principal transactions	4,868	(544)	(42)	792
Total increase (decrease) in net assets	11,183	156	(32)	912
Net assets at December 31, 2014	$ 142,609	$ 15,200	$ 183	$ 2,695

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class
Net assets at January 1, 2013	$ 96,949	$ 15,155	$ 117	$ 803
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,226	142	2	16
Total realized gain (loss) on investments and capital gains distributions	(2)	968	7	7
Net unrealized appreciation (depreciation) of investments	18,458	1,442	15	205
Net increase (decrease) in net assets resulting from operations	19,682	2,552	24	228
Changes from principal transactions:				
Total unit transactions	6,441	(3,919)	(33)	282
Increase (decrease) in net assets derived from principal transactions	6,441	(3,919)	(33)	282
Total increase (decrease) in net assets	26,123	(1,367)	(9)	510
Net assets at December 31, 2013	123,072	13,788	108	1,313
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,609	174	2	20
Total realized gain (loss) on investments and capital gains distributions	11,580	1,757	11	173
Net unrealized appreciation (depreciation) of investments	(7,046)	(1,308)	(7)	(115)
Net increase (decrease) in net assets resulting from operations	6,143	623	6	78
Changes from principal transactions:				
Total unit transactions	7,546	(774)	—	135
Increase (decrease) in net assets derived from principal transactions	7,546	(774)	—	135
Total increase (decrease) in net assets	13,689	(151)	6	213
Net assets at December 31, 2014	$ 136,761	$ 13,637	$ 114	$ 1,526

The accompanying notes are an integral part of these financial statements.

196

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class
Net assets at January 1, 2013	$ 70,077	$ 11,546	$ 124	$ 3,384
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	706	71	1	23
Total realized gain (loss) on investments and capital gains distributions	234	1,431	2	366
Net unrealized appreciation (depreciation) of investments	15,565	510	26	705
Net increase (decrease) in net assets resulting from operations	16,505	2,012	29	1,094
Changes from principal transactions:				
Total unit transactions	4,116	(5,341)	2	2,994
Increase (decrease) in net assets derived from principal transactions	4,116	(5,341)	2	2,994
Total increase (decrease) in net assets	20,621	(3,329)	31	4,088
Net assets at December 31, 2013	90,698	8,217	155	7,472
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	854	71	4	53
Total realized gain (loss) on investments and capital gains distributions	10,927	1,249	24	785
Net unrealized appreciation (depreciation) of investments	(6,966)	(919)	(1)	(351)
Net increase (decrease) in net assets resulting from operations	4,815	401	27	487
Changes from principal transactions:				
Total unit transactions	2,796	(655)	595	2,858
Increase (decrease) in net assets derived from principal transactions	2,796	(655)	595	2,858
Total increase (decrease) in net assets	7,611	(254)	622	3,345
Net assets at December 31, 2014	$ 98,309	$ 7,963	$ 777	$ 10,817

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class
Net assets at January 1, 2013	$ 438	$ 2,273	$ 257	$ 1,968
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	36	7	68
Total realized gain (loss) on investments and capital gains distributions	68	139	3	10
Net unrealized appreciation (depreciation) of investments	45	201	6	67
Net increase (decrease) in net assets resulting from operations	115	376	16	145
Changes from principal transactions:				
Total unit transactions	130	853	(52)	442
Increase (decrease) in net assets derived from principal transactions	130	853	(52)	442
Total increase (decrease) in net assets	245	1,229	(36)	587
Net assets at December 31, 2013	683	3,502	221	2,555
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	39	4	76
Total realized gain (loss) on investments and capital gains distributions	77	349	1	145
Net unrealized appreciation (depreciation) of investments	(48)	(188)	5	(44)
Net increase (decrease) in net assets resulting from operations	36	200	10	177
Changes from principal transactions:				
Total unit transactions	168	578	(25)	558
Increase (decrease) in net assets derived from principal transactions	168	578	(25)	558
Total increase (decrease) in net assets	204	778	(15)	735
Net assets at December 31, 2014	$ 887	$ 4,280	$ 206	$ 3,290

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2013	$ 13,244	$ 2,070	$ 3,570	$ 119
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	417	54	78	1
Total realized gain (loss) on investments and capital gains distributions	197	37	226	10
Net unrealized appreciation (depreciation) of investments	274	12	42	25
Net increase (decrease) in net assets resulting from operations	888	103	346	36
Changes from principal transactions:				
Total unit transactions	987	(778)	984	(15)
Increase (decrease) in net assets derived from principal transactions	987	(778)	984	(15)
Total increase (decrease) in net assets	1,875	(675)	1,330	21
Net assets at December 31, 2013	15,119	1,395	4,900	140
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	320	22	71	2
Total realized gain (loss) on investments and capital gains distributions	216	13	433	33
Net unrealized appreciation (depreciation) of investments	260	27	(280)	(18)
Net increase (decrease) in net assets resulting from operations	796	62	224	17
Changes from principal transactions:				
Total unit transactions	1,824	(247)	995	(4)
Increase (decrease) in net assets derived from principal transactions	1,824	(247)	995	(4)
Total increase (decrease) in net assets	2,620	(185)	1,219	13
Net assets at December 31, 2014	$ 17,739	$ 1,210	$ 6,119	$ 153

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class
Net assets at January 1, 2013	$ 10,028	$ 43,640	$ 1,419	$ 129,571
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	137	192	2	709
Total realized gain (loss) on investments and capital gains distributions	816	4,372	711	11,851
Net unrealized appreciation (depreciation) of investments	3,056	8,849	(382)	37,584
Net increase (decrease) in net assets resulting from operations	4,009	13,413	331	50,144
Changes from principal transactions:				
Total unit transactions	5,510	397	(1,179)	6,320
Increase (decrease) in net assets derived from principal transactions	5,510	397	(1,179)	6,320
Total increase (decrease) in net assets	9,519	13,810	(848)	56,464
Net assets at December 31, 2013	19,547	57,450	571	186,035
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	221	324	(2)	(1,401)
Total realized gain (loss) on investments and capital gains distributions	4,297	12,842	101	12,185
Net unrealized appreciation (depreciation) of investments	(2,240)	(6,648)	(81)	(5,151)
Net increase (decrease) in net assets resulting from operations	2,278	6,518	18	5,633
Changes from principal transactions:				
Total unit transactions	(2,594)	(3,843)	(169)	(16,159)
Increase (decrease) in net assets derived from principal transactions	(2,594)	(3,843)	(169)	(16,159)
Total increase (decrease) in net assets	(316)	2,675	(151)	(10,526)
Net assets at December 31, 2014	$ 19,231	$ 60,125	$ 420	$ 175,509

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Fidelity® VIP Mid Cap Portfolio - Service Class
Net assets at January 1, 2013	$ 12,097	$ 279	$ 3,292	$ 4,543
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	56	1	(4)	(18)
Total realized gain (loss) on investments and capital gains distributions	857	12	262	344
Net unrealized appreciation (depreciation) of investments	2,980	67	1,113	1,021
Net increase (decrease) in net assets resulting from operations	3,893	80	1,371	1,347
Changes from principal transactions:				
Total unit transactions	(1,314)	(89)	595	(1,229)
Increase (decrease) in net assets derived from principal transactions	(1,314)	(89)	595	(1,229)
Total increase (decrease) in net assets	2,579	(9)	1,966	118
Net assets at December 31, 2013	14,676	270	5,258	4,661
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(29)	—	(36)	184
Total realized gain (loss) on investments and capital gains distributions	2,863	8	493	600
Net unrealized appreciation (depreciation) of investments	(1,204)	2	(306)	(573)
Net increase (decrease) in net assets resulting from operations	1,630	10	151	211
Changes from principal transactions:				
Total unit transactions	(1,035)	(26)	(679)	(780)
Increase (decrease) in net assets derived from principal transactions	(1,035)	(26)	(679)	(780)
Total increase (decrease) in net assets	595	(16)	(528)	(569)
Net assets at December 31, 2014	$ 15,271	$ 254	$ 4,730	$ 4,092

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class
Net assets at January 1, 2013	$ 334	$ 48,799	$ 712	$ 232,827
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(109)	5	1,037
Total realized gain (loss) on investments and capital gains distributions	5	604	11	7,732
Net unrealized appreciation (depreciation) of investments	108	16,385	146	44,611
Net increase (decrease) in net assets resulting from operations	114	16,880	162	53,380
Changes from principal transactions:				
Total unit transactions	(4)	4,149	(63)	(25,897)
Increase (decrease) in net assets derived from principal transactions	(4)	4,149	(63)	(25,897)
Total increase (decrease) in net assets	110	21,029	99	27,483
Net assets at December 31, 2013	444	69,828	811	260,310
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	702	16	2,413
Total realized gain (loss) on investments and capital gains distributions	22	1,973	125	17,768
Net unrealized appreciation (depreciation) of investments	14	3,058	(60)	1,128
Net increase (decrease) in net assets resulting from operations	43	5,733	81	21,309
Changes from principal transactions:				
Total unit transactions	(5)	709	782	68,811
Increase (decrease) in net assets derived from principal transactions	(5)	709	782	68,811
Total increase (decrease) in net assets	38	6,442	863	90,120
Net assets at December 31, 2014	$ 482	$ 76,270	$ 1,674	$ 350,430

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2013	$ 277	$ 348	$ 904	$ 40,437
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	8	(157)
Total realized gain (loss) on investments and capital gains distributions	30	67	173	2,988
Net unrealized appreciation (depreciation) of investments	31	25	544	10,591
Net increase (decrease) in net assets resulting from operations	61	92	725	13,422
Changes from principal transactions:				
Total unit transactions	(38)	(76)	3,316	6,315
Increase (decrease) in net assets derived from principal transactions	(38)	(76)	3,316	6,315
Total increase (decrease) in net assets	23	16	4,041	19,737
Net assets at December 31, 2013	300	364	4,945	60,174
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	1	16	(38)
Total realized gain (loss) on investments and capital gains distributions	63	34	465	5,356
Net unrealized appreciation (depreciation) of investments	(99)	17	323	3,043
Net increase (decrease) in net assets resulting from operations	3	52	804	8,361
Changes from principal transactions:				
Total unit transactions	3,059	(10)	1,190	(59)
Increase (decrease) in net assets derived from principal transactions	3,059	(10)	1,190	(59)
Total increase (decrease) in net assets	3,062	42	1,994	8,302
Net assets at December 31, 2014	$ 3,362	$ 406	$ 6,939	$ 68,476

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class
Net assets at January 1, 2013	$ 601	$ 540,715	$ 815	$ 23,376
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	2,054	2	1,156
Total realized gain (loss) on investments and capital gains distributions	84	19,950	15	661
Net unrealized appreciation (depreciation) of investments	57	112,073	195	1,202
Net increase (decrease) in net assets resulting from operations	145	134,077	212	3,019
Changes from principal transactions:				
Total unit transactions	(137)	(53,733)	34	9,523
Increase (decrease) in net assets derived from principal transactions	(137)	(53,733)	34	9,523
Total increase (decrease) in net assets	8	80,344	246	12,542
Net assets at December 31, 2013	609	621,059	1,061	35,918
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	924	—	1,684
Total realized gain (loss) on investments and capital gains distributions	44	31,309	73	719
Net unrealized appreciation (depreciation) of investments	(36)	(24,222)	(61)	(2,909)
Net increase (decrease) in net assets resulting from operations	11	8,011	12	(506)
Changes from principal transactions:				
Total unit transactions	(61)	(52,743)	28	8,575
Increase (decrease) in net assets derived from principal transactions	(61)	(52,743)	28	8,575
Total increase (decrease) in net assets	(50)	(44,732)	40	8,069
Net assets at December 31, 2014	$ 559	$ 576,327	$ 1,101	$ 43,987

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2013	$ 466	$ 465	$ 324,303	$ 586
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	(1)	(2,669)	(4)
Total realized gain (loss) on investments and capital gains distributions	5	86	16,710	38
Net unrealized appreciation (depreciation) of investments	31	46	90,956	172
Net increase (decrease) in net assets resulting from operations	57	131	104,997	206
Changes from principal transactions:				
Total unit transactions	175	(207)	(36,037)	67
Increase (decrease) in net assets derived from principal transactions	175	(207)	(36,037)	67
Total increase (decrease) in net assets	232	(76)	68,960	273
Net assets at December 31, 2013	698	389	393,263	859
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	(1)	(2,996)	(7)
Total realized gain (loss) on investments and capital gains distributions	17	53	40,264	117
Net unrealized appreciation (depreciation) of investments	(53)	(13)	2,509	(5)
Net increase (decrease) in net assets resulting from operations	(6)	39	39,777	105
Changes from principal transactions:				
Total unit transactions	96	(42)	(29,017)	106
Increase (decrease) in net assets derived from principal transactions	96	(42)	(29,017)	106
Total increase (decrease) in net assets	90	(3)	10,760	211
Net assets at December 31, 2014	$ 788	$ 386	$ 404,023	$ 1,070

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class
Net assets at January 1, 2013	$ 1,224	$ 247,651	$ 2,729	$ 562
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(2,539)	(18)	4
Total realized gain (loss) on investments and capital gains distributions	51	15,644	159	33
Net unrealized appreciation (depreciation) of investments	402	79,037	951	57
Net increase (decrease) in net assets resulting from operations	448	92,142	1,092	94
Changes from principal transactions:				
Total unit transactions	(111)	(13,754)	74	(117)
Increase (decrease) in net assets derived from principal transactions	(111)	(13,754)	74	(117)
Total increase (decrease) in net assets	337	78,388	1,166	(23)
Net assets at December 31, 2013	1,561	326,039	3,895	539
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(3,021)	(23)	8
Total realized gain (loss) on investments and capital gains distributions	214	39,828	619	12
Net unrealized appreciation (depreciation) of investments	(101)	(12,420)	(303)	(58)
Net increase (decrease) in net assets resulting from operations	108	24,387	293	(38)
Changes from principal transactions:				
Total unit transactions	(185)	(13,091)	(40)	(92)
Increase (decrease) in net assets derived from principal transactions	(185)	(13,091)	(40)	(92)
Total increase (decrease) in net assets	(77)	11,296	253	(130)
Net assets at December 31, 2014	$ 1,484	$ 337,335	$ 4,148	$ 409

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Core Equity Research Fund - Class A	Voya Strategic Allocation Conservative Portfolio - Class I
Net assets at January 1, 2013	$ 104,253	$ 284	$ 190	$ 33,238
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	537	3	—	572
Total realized gain (loss) on investments and capital gains distributions	(1,177)	7	26	55
Net unrealized appreciation (depreciation) of investments	19,663	49	17	3,067
Net increase (decrease) in net assets resulting from operations	19,023	59	43	3,694
Changes from principal transactions:				
Total unit transactions	(8,404)	19	(71)	638
Increase (decrease) in net assets derived from principal transactions	(8,404)	19	(71)	638
Total increase (decrease) in net assets	10,619	78	(28)	4,332
Net assets at December 31, 2013	114,872	362	162	37,570
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,621	6	2	651
Total realized gain (loss) on investments and capital gains distributions	(135)	11	35	2,475
Net unrealized appreciation (depreciation) of investments	(9,755)	(42)	(21)	(989)
Net increase (decrease) in net assets resulting from operations	(8,269)	(25)	16	2,137
Changes from principal transactions:				
Total unit transactions	(6,795)	(9)	(11)	(1,458)
Increase (decrease) in net assets derived from principal transactions	(6,795)	(9)	(11)	(1,458)
Total increase (decrease) in net assets	(15,064)	(34)	5	679
Net assets at December 31, 2014	$ 99,808	$ 328	$ 167	$ 38,249

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I
Net assets at January 1, 2013	$ 64,806	$ 61,420	$ 785	$ 1,068,514
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	513	778	8	3,035
Total realized gain (loss) on investments and capital gains distributions	(1,906)	(1,847)	104	2,547
Net unrealized appreciation (depreciation) of investments	15,036	10,508	240	318,111
Net increase (decrease) in net assets resulting from operations	13,643	9,439	352	323,693
Changes from principal transactions:				
Total unit transactions	(2,388)	(3,578)	461	(1,081)
Increase (decrease) in net assets derived from principal transactions	(2,388)	(3,578)	461	(1,081)
Total increase (decrease) in net assets	11,255	5,861	813	322,612
Net assets at December 31, 2013	76,061	67,281	1,598	1,391,126
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	808	949	19	11,564
Total realized gain (loss) on investments and capital gains distributions	(1,825)	(1,050)	261	198,530
Net unrealized appreciation (depreciation) of investments	5,078	3,894	(129)	(84,853)
Net increase (decrease) in net assets resulting from operations	4,061	3,793	151	125,241
Changes from principal transactions:				
Total unit transactions	(4,563)	(2,304)	(151)	(144,619)
Increase (decrease) in net assets derived from principal transactions	(4,563)	(2,304)	(151)	(144,619)
Total increase (decrease) in net assets	(502)	1,489	—	(19,378)
Net assets at December 31, 2014	$ 75,559	$ 68,770	$ 1,598	$ 1,371,748

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I
Net assets at January 1, 2013	$ 6,121	$ 269,213	$ 368	$ 298,981
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	2,369	4	763
Total realized gain (loss) on investments and capital gains distributions	1,198	11,741	18	6,231
Net unrealized appreciation (depreciation) of investments	(664)	67,358	71	89,396
Net increase (decrease) in net assets resulting from operations	527	81,468	93	96,390
Changes from principal transactions:				
Total unit transactions	(6,436)	(25,669)	(126)	(29,488)
Increase (decrease) in net assets derived from principal transactions	(6,436)	(25,669)	(126)	(29,488)
Total increase (decrease) in net assets	(5,909)	55,799	(33)	66,902
Net assets at December 31, 2013	212	325,012	335	365,883
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	1,589	3	(485)
Total realized gain (loss) on investments and capital gains distributions	42	11,501	36	24,718
Net unrealized appreciation (depreciation) of investments	(26)	26,916	2	5,574
Net increase (decrease) in net assets resulting from operations	18	40,006	41	29,807
Changes from principal transactions:				
Total unit transactions	51	(16,352)	(58)	(29,572)
Increase (decrease) in net assets derived from principal transactions	51	(16,352)	(58)	(29,572)
Total increase (decrease) in net assets	69	23,654	(17)	235
Net assets at December 31, 2014	$ 281	$ 348,666	$ 318	$ 366,118

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I
Net assets at January 1, 2013	$ 387	$ 109,978	$ 176	$ 20,592
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(17)	—	301
Total realized gain (loss) on investments and capital gains distributions	9	1,325	8	673
Net unrealized appreciation (depreciation) of investments	115	43,693	61	3,396
Net increase (decrease) in net assets resulting from operations	126	45,001	69	4,370
Changes from principal transactions:				
Total unit transactions	(10)	(98)	(9)	1,752
Increase (decrease) in net assets derived from principal transactions	(10)	(98)	(9)	1,752
Total increase (decrease) in net assets	116	44,903	60	6,122
Net assets at December 31, 2013	503	154,881	236	26,714
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(473)	—	(44)
Total realized gain (loss) on investments and capital gains distributions	111	3,112	3	722
Net unrealized appreciation (depreciation) of investments	(67)	3,612	12	(2,625)
Net increase (decrease) in net assets resulting from operations	45	6,251	15	(1,947)
Changes from principal transactions:				
Total unit transactions	(184)	(11,444)	27	2,175
Increase (decrease) in net assets derived from principal transactions	(184)	(11,444)	27	2,175
Total increase (decrease) in net assets	(139)	(5,193)	42	228
Net assets at December 31, 2014	$ 364	$ 149,688	$ 278	$ 26,942

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I
Net assets at January 1, 2013	$ 5	$ 8,965	$ 585	$ 23,318
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	38	6	181
Total realized gain (loss) on investments and capital gains distributions	—	735	9	1,338
Net unrealized appreciation (depreciation) of investments	1	1,983	192	6,588
Net increase (decrease) in net assets resulting from operations	1	2,756	207	8,107
Changes from principal transactions:				
Total unit transactions	—	318	164	5,925
Increase (decrease) in net assets derived from principal transactions	—	318	164	5,925
Total increase (decrease) in net assets	1	3,074	371	14,032
Net assets at December 31, 2013	6	12,039	956	37,350
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	24	7	275
Total realized gain (loss) on investments and capital gains distributions	—	916	36	1,158
Net unrealized appreciation (depreciation) of investments	—	738	70	3,586
Net increase (decrease) in net assets resulting from operations	—	1,678	113	5,019
Changes from principal transactions:				
Total unit transactions	1	4,738	(29)	9,714
Increase (decrease) in net assets derived from principal transactions	1	4,738	(29)	9,714
Total increase (decrease) in net assets	1	6,416	84	14,733
Net assets at December 31, 2014	$ 7	$ 18,455	$ 1,040	$ 52,083

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Net assets at January 1, 2013	$ 65	$ 255	$ 3,936	$ 5,776
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	24	(15)
Total realized gain (loss) on investments and capital gains distributions	3	62	456	541
Net unrealized appreciation (depreciation) of investments	35	21	881	1,487
Net increase (decrease) in net assets resulting from operations	38	84	1,361	2,013
Changes from principal transactions:				
Total unit transactions	118	26	761	724
Increase (decrease) in net assets derived from principal transactions	118	26	761	724
Total increase (decrease) in net assets	156	110	2,122	2,737
Net assets at December 31, 2013	221	365	6,058	8,513
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	21	(61)
Total realized gain (loss) on investments and capital gains distributions	13	18	725	559
Net unrealized appreciation (depreciation) of investments	30	20	(9)	393
Net increase (decrease) in net assets resulting from operations	43	39	737	891
Changes from principal transactions:				
Total unit transactions	148	(5)	1,447	734
Increase (decrease) in net assets derived from principal transactions	148	(5)	1,447	734
Total increase (decrease) in net assets	191	34	2,184	1,625
Net assets at December 31, 2014	$ 412	$ 399	$ 8,242	$ 10,138

The accompanying notes are an integral part of these financial statements.

212

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S
Net assets at January 1, 2013	$ 23,380	$ 12,589	$ 122,521	$ 207
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	131	71	(632)	—
Total realized gain (loss) on investments and capital gains distributions	2,346	1,163	11,847	22
Net unrealized appreciation (depreciation) of investments	7,141	4,457	32,065	57
Net increase (decrease) in net assets resulting from operations	9,618	5,691	43,280	79
Changes from principal transactions:				
Total unit transactions	11,132	5,481	(10,174)	13
Increase (decrease) in net assets derived from principal transactions	11,132	5,481	(10,174)	13
Total increase (decrease) in net assets	20,750	11,172	33,106	92
Net assets at December 31, 2013	44,130	23,761	155,627	299
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	157	43	(891)	(1)
Total realized gain (loss) on investments and capital gains distributions	2,651	2,067	17,876	44
Net unrealized appreciation (depreciation) of investments	3,158	(925)	(9,131)	(25)
Net increase (decrease) in net assets resulting from operations	5,966	1,185	7,854	18
Changes from principal transactions:				
Total unit transactions	12,752	4,856	(12,367)	(16)
Increase (decrease) in net assets derived from principal transactions	12,752	4,856	(12,367)	(16)
Total increase (decrease) in net assets	18,718	6,041	(4,513)	2
Net assets at December 31, 2014	$ 62,848	$ 29,802	$ 151,114	$ 301

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya International Value Portfolio - Class I	Voya International Value Portfolio - Class S	Voya MidCap Opportunities Portfolio - Class A	Voya MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2013	$ 59,954	$ 218	$ —	$ 49,515
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,145	4	—	(850)
Total realized gain (loss) on investments and capital gains distributions	(5,597)	(2)	—	7,928
Net unrealized appreciation (depreciation) of investments	15,690	38	—	16,439
Net increase (decrease) in net assets resulting from operations	11,238	40	—	23,517
Changes from principal transactions:				
Total unit transactions	(8,324)	(34)	1	40,460
Increase (decrease) in net assets derived from principal transactions	(8,324)	(34)	1	40,460
Total increase (decrease) in net assets	2,914	6	1	63,977
Net assets at December 31, 2013	62,868	224	1	113,492
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,486	5	—	(631)
Total realized gain (loss) on investments and capital gains distributions	(990)	24	—	24,124
Net unrealized appreciation (depreciation) of investments	(3,635)	(37)	—	(13,936)
Net increase (decrease) in net assets resulting from operations	(3,139)	(8)	—	9,557
Changes from principal transactions:				
Total unit transactions	(7,260)	(68)	(1)	8,554
Increase (decrease) in net assets derived from principal transactions	(7,260)	(68)	(1)	8,554
Total increase (decrease) in net assets	(10,399)	(76)	(1)	18,111
Net assets at December 31, 2014	$ 52,469	$ 148	$ —	$ 131,603

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International
Net assets at January 1, 2013	$ 1,742	$ 28,744	$ 80	$ 33,558
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	(305)	—	759
Total realized gain (loss) on investments and capital gains distributions	360	5,166	10	3,854
Net unrealized appreciation (depreciation) of investments	67	6,273	20	3,215
Net increase (decrease) in net assets resulting from operations	418	11,134	30	7,828
Changes from principal transactions:				
Total unit transactions	(759)	1,697	(2)	4,968
Increase (decrease) in net assets derived from principal transactions	(759)	1,697	(2)	4,968
Total increase (decrease) in net assets	(341)	12,831	28	12,796
Net assets at December 31, 2013	1,401	41,575	108	46,354
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(376)	—	321
Total realized gain (loss) on investments and capital gains distributions	286	6,393	16	5,572
Net unrealized appreciation (depreciation) of investments	(176)	(4,157)	(8)	(8,459)
Net increase (decrease) in net assets resulting from operations	106	1,860	8	(2,566)
Changes from principal transactions:				
Total unit transactions	(111)	(1,043)	23	2,232
Increase (decrease) in net assets derived from principal transactions	(111)	(1,043)	23	2,232
Total increase (decrease) in net assets	(5)	817	31	(334)
Net assets at December 31, 2014	$ 1,396	$ 42,392	$ 139	$ 46,020

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Wanger Select	Wanger USA	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4
Net assets at January 1, 2013	$ 82,307	$ 56,213	$ 4,381	$ 94,956
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(482)	(417)	68	1,410
Total realized gain (loss) on investments and capital gains distributions	2,493	6,934	394	3,913
Net unrealized appreciation (depreciation) of investments	23,722	12,172	730	23,143
Net increase (decrease) in net assets resulting from operations	25,733	18,689	1,192	28,466
Changes from principal transactions:				
Total unit transactions	(12,015)	(1,648)	(851)	(4,853)
Increase (decrease) in net assets derived from principal transactions	(12,015)	(1,648)	(851)	(4,853)
Total increase (decrease) in net assets	13,718	17,041	341	23,613
Net assets at December 31, 2013	96,025	73,254	4,722	118,569
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(658)	(514)	47	851
Total realized gain (loss) on investments and capital gains distributions	17,745	13,111	836	8,386
Net unrealized appreciation (depreciation) of investments	(15,673)	(9,980)	(384)	2,702
Net increase (decrease) in net assets resulting from operations	1,414	2,617	499	11,939
Changes from principal transactions:				
Total unit transactions	(24,288)	(7,203)	(362)	1,738
Increase (decrease) in net assets derived from principal transactions	(24,288)	(7,203)	(362)	1,738
Total increase (decrease) in net assets	(22,874)	(4,586)	137	13,677
Net assets at December 31, 2014	$ 73,151	$ 68,668	$ 4,859	$ 132,246

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Wells Fargo Advantage Small Cap Value Fund - Class A	Wells Fargo Advantage Special Small Cap Value Fund - Class A
Net assets at January 1, 2013	$ 135	$ 94,083
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(1)	(1,021)
Total realized gain (loss) on investments and capital gains distributions	31	7,208
Net unrealized appreciation (depreciation) of investments	(12)	26,823
Net increase (decrease) in net assets resulting from operations	18	33,010
Changes from principal transactions:		
Total unit transactions	(38)	(8,528)
Increase (decrease) in net assets derived from principal transactions	(38)	(8,528)
Total increase (decrease) in net assets	(20)	24,482
Net assets at December 31, 2013	115	118,565
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	—	(408)
Total realized gain (loss) on investments and capital gains distributions	23	20,105
Net unrealized appreciation (depreciation) of investments	(20)	(12,714)
Net increase (decrease) in net assets resulting from operations	3	6,983
Changes from principal transactions:		
Total unit transactions	(10)	(7,059)
Increase (decrease) in net assets derived from principal transactions	(10)	(7,059)
Total increase (decrease) in net assets	(7)	(76)
Net assets at December 31, 2014	$ 108	$ 118,489

The accompanying notes are an integral part of these financial statements.

217

1. Organization

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account") was established by ("VRIAC" or the "Company"), which changed its name from ING Life Insurance and Annuity Company on September 1, 2014, to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. (name changed from ING U.S., Inc.) ("Voya Financial"), a holding company domiciled in the State of Delaware.

In 2009, ING Groep N.V. ("ING") announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA". On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

On March 25, 2014, ING completed a sale of 30,475,000 shares of common stock of Voya Financial in a registered public offering (the "March 2014 Offering"). Also on March 25, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,255,853 shares of its common stock from ING (the "March 2014 Direct Share Repurchase") (the March 2014 Offering and the March 2014 Direct Share Repurchase collectively, the "March 2014 Transactions"). Upon completion of the March 2014 Transactions, ING's ownership of Voya Financial was reduced to approximately 43%.

On September 8, 2014, ING completed a sale of 22,277,993 shares of common stock of Voya Financial in a registered public offering (the "September 2014 Offering"). Also on September 8, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,722,007 shares of its common stock from ING (the "September 2014 Direct Share Repurchase") (the September 2014 Offering and the September 2014 Direct Share Repurchase collectively, the "September 2014 Transactions"). Upon completion of the September 2014 Transactions, ING's ownership of Voya Financial was reduced to 32.5%.

On November 18, 2014, ING completed a sale of 30,030,013 shares of common stock of Voya Financial in a registered public offering (the "November 2014 Offering"). Also on November 18, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 4,469,987 shares of its common stock from ING (the "November 2014 Direct Share Repurchase") (the November 2014 Offering and the November 2014 Direct Share

**VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Notes to Financial Statements

Repurchase collectively, the "November 2014 Transactions"). Upon completion of the November 2014 Transactions, ING's ownership of Voya Financial was reduced to 19%.

On March 9, 2015, ING completed a sale of 32,018,100 shares of common stock of Voya Financial in a registered public offering (the "March 2015 Offering"). Also on March 9, 2015, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 13,599,274 shares of its common stock from ING (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya Financial common stock. ING continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial common stock at an exercise price of $48.75, in each case subject to adjustments. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya Financial together with its subsidiaries, by the end of 2016.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2014, the Account had 322 investment divisions (the "Divisions"), 155 of which invest in independently managed mutual funds and 167 of which invest in mutual funds managed by affiliates, either Voya Investments, LLC ("VIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). All "ING" branded Trusts and Funds were rebranded with "Voya" or "VY" as of May 1, 2014.

Investment Divisions with asset balances at December 31, 2014 and related Trusts are as follows:

AIM Counselor Series Trust:
Invesco Floating Rate Fund - Class R5

AIM Growth Series:
Invesco Mid Cap Core Equity Fund - Class A
Invesco Small Cap Growth Fund - Class A

AIM International Mutual Funds:
Invesco International Growth Fund - Class R5

AIM Investment Funds:
Invesco Endeavor Fund - Class A
Invesco Global Health Care Fund - Investor Class

AIM Investment Securities Funds:
Invesco High Yield Fund - Class R5

AIM Sector Funds:
Invesco American Value Fund - Class R5
Invesco Energy Fund - Class R5
Invesco Small Cap Value Fund - Class A

AIM Variable Insurance Funds:
Invesco V.I. American Franchise Fund - Series I Shares
Invesco V.I. Core Equity Fund - Series I Shares

Alger Funds:
Alger Capital Appreciation Fund - Class A
Alger Funds II:
Alger Green Fund - Class A
AllianceBernstein Growth and Income Fund, Inc.:
AllianceBernstein Growth and Income Fund - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
AllianzGI NFJ Dividend Value Fund - Class A
AllianzGI NFJ Large-Cap Value Fund - Institutional Class
AllianzGI NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
Amana Growth Fund - Investor Class
Amana Income Fund - Investor Class
American Balanced Fund®, Inc.:
American Balanced Fund® - Class R-3
American Beacon Funds:
American Beacon Small Cap Value Fund - Investor Class
American Century Government Income Trust:
American Century Investments® Inflation-Adjusted Bond Fund
- Investor Class
American Century Quantitative Equity Funds, Inc.:
American Century Investments® Income & Growth Fund - A
American Funds Fundamental Investors[SM]:
Fundamental Investors[SM] - Class R-3
Fundamental Investors[SM] - Class R-4
American Mutual Fund®:
American Funds American Mutual Fund® - Class R-4
Ariel Investment Trust:
Ariel Appreciation Fund - Investor Class
Ariel Fund - Investor Class
Artisan Funds, Inc.:
Artisan International Fund - Investor Shares
Aston Funds:
Aston/Fairpointe Mid Cap Fund - Class N
BlackRock Equity Dividend Fund:
BlackRock Equity Dividend Fund - Investor A Shares
BlackRock Mid Cap Value Opportunities Series, Inc.:
BlackRock Mid Cap Value Opportunities Fund - Institutional
Shares
BlackRock Mid Cap Value Opportunities Fund - Investor A
Shares
Bond Fund of America[SM]:
Bond Fund of America[SM] - Class R-4
Calvert Variable Series, Inc.:
Calvert VP SRI Balanced Portfolio

Capital World Growth & Income Fund[SM]:
Capital World Growth & Income Fund[SM] - Class R-3
Cohen & Steers Realty Shares, Inc.:
Cohen & Steers Realty Shares, Inc.
Columbia[SM] Acorn® Trust:
Columbia[SM] Acorn® Fund - Class A Shares
Columbia[SM] Acorn® Fund - Class Z Shares
Columbia Funds Series Trust:
Columbia Mid Cap Value Fund - Class A Shares
Columbia Mid Cap Value Fund - Class Z Shares
CRM Mutual Fund Trust:
CRM Mid Cap Value Fund - Investor Shares
Davis Series Inc.:
Davis Financial Fund - Class Y
Delaware Group Adviser Funds:
Delaware Diversified Income Fund - Class A
Delaware Group Equity Funds V:
Delaware Small Cap Value Fund - Class A
Deutsche Investment Trust:
Deutsche Small Cap Growth Fund - Class S
Dodge & Cox Funds:
Dodge & Cox International Stock Fund
Dodge & Cox Stock Fund
DWS Institutional Funds:
Deutsche Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
Eaton Vance Large-Cap Value Fund - Class R Shares
EuroPacific Growth Fund®:
EuroPacific Growth Fund® - Class R-3
EuroPacific Growth Fund® - Class R-4
Fidelity® Contrafund®:
Fidelity Advisor® New Insights Fund - Institutional Class
Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Initial Class
Fidelity® VIP Growth Portfolio - Initial Class
Fidelity® VIP High Income Portfolio - Initial Class
Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
Fidelity® VIP Contrafund® Portfolio - Initial Class
Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
Fidelity® VIP Asset Manager Portfolio - Initial Class
Franklin Mutual Series Fund Inc.:
Franklin Mutual Global Discovery Fund - Class R

Franklin Strategic Series:
  Franklin Biotechnology Discovery Fund - Advisor Class
  Franklin Natural Resources Fund - Advisor Class
  Franklin Small-Mid Cap Growth Fund - Class A

Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value VIP Fund - Class 2

Goldman Sachs Trust:
  Goldman Sachs Growth Opportunities Fund - Class IR Shares

Growth Fund of America®:
  Growth Fund of America® - Class R-3
  Growth Fund of America® - Class R-4

Hartford Mutual Funds, Inc.:
  The Hartford Capital Appreciation Fund - Class R4
  The Hartford Dividend And Growth Fund - Class R4

Income Fund of America®:
  Income Fund of America® - Class R-3

Ivy Funds:
  Ivy Science and Technology Fund - Class Y

Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional Shares
  Janus Aspen Series Enterprise Portfolio - Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
  Janus Aspen Series Global Research Portfolio - Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional Shares

JPMorgan Trust II:
  JPMorgan Equity Income Fund - Select Class Shares
  JPMorgan Government Bond Fund - Select Class Shares

Lazard Funds, Inc.:
  Lazard Emerging Markets Equity Portfolio - Open Shares
  Lazard U.S. Mid Cap Equity Portfolio - Open Shares

Legg Mason Partners Equity Trust:
  ClearBridge Aggressive Growth Fund - Class I

LKCM Funds:
  LKCM Aquinas Growth Fund

Loomis Sayles Funds I:
  Loomis Sayles Small Cap Value Fund - Retail Class

Loomis Sayles Funds II:
  Loomis Sayles Limited Term Government and Agency Fund - Class Y
  Loomis Sayles Value Fund - Class Y

Lord Abbett Developing Growth Fund, Inc.:
  Lord Abbett Developing Growth Fund - Class A

Lord Abbett Investment Trust:
  Lord Abbett Core Fixed Income Fund - Class A

Lord Abbett Mid Cap Stock Fund, Inc.:
  Lord Abbett Mid Cap Stock Fund - Class A

Lord Abbett Mid Cap Stock Fund, Inc.:
  Lord Abbett Mid Cap Stock Fund - Class A

Lord Abbett Research Fund, Inc.:
  Lord Abbett Small Cap Value Fund - Class A

Lord Abbett Securities Trust:
  Lord Abbett Fundamental Equity Fund - Class A

Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC

MainStay Funds:
  MainStay Large Cap Growth Fund - Class R3

Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A

Metropolitan West Funds:
  Metropolitan West Total Return Bond Fund - Class M Shares

MFS® Series Trust l:
  MFS® New Discovery Fund - Class R3

MFS® Series Trust X:
  MFS® International Value Fund - Class R3

Neuberger Berman Equity Funds®:
  Neuberger Berman Genesis Fund - Trust Class
  Neuberger Berman Socially Responsive Fund - Trust Class

New Perspective Fund®:
  New Perspective Fund® - Class R-3
  New Perspective Fund® - Class R-4

New World Fund, Inc.:
  American Funds New World Fund® - Class R-4

Nuveen Investment Funds, Inc.:
  Nuveen Global Infrastructure Fund - Class I
  Nuveen U.S. Infrastructure Income Fund - Class I

Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A

Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
  Oppenheimer Developing Markets Fund - Class Y

Oppenheimer Gold & Special Minerals Fund:
  Oppenheimer Gold & Special Minerals Fund - Class A

Oppenheimer International Bond Fund:
  Oppenheimer International Bond Fund - Class A

Oppenheimer International Growth Fund:
  Oppenheimer International Growth Fund - Class Y

Oppenheimer International Small Company Fund:
  Oppenheimer International Small Company Fund - Class Y

Oppenheimer Variable Account Funds:
  Oppenheimer Discovery Mid Cap Growth Fund/VA
  Oppenheimer Global Fund/VA
  Oppenheimer Global Strategic Income Fund/VA
  Oppenheimer Main Street Fund®/VA

Oppenheimer Variable Account Funds (continued):
Oppenheimer Main Street Small Cap Fund®/VA

Parnassus Funds:
Parnassus Small Cap Fund[SM]

Parnassus Income Funds:
Parnassus Core Equity Fund[SM] - Investor Shares

Pax World Funds Series Trust I:
Pax World Balanced Fund - Individual Investor Class

PIMCO Funds:
PIMCO CommodityRealReturn Strategy Fund® - Administrative

PIMCO Variable Insurance Trust:
PIMCO Real Return Portfolio - Administrative Class

Pioneer Equity Income Fund:
Pioneer Equity Income Fund - Class Y Shares

Pioneer High Yield Fund:
Pioneer High Yield Fund - Class A Shares

Pioneer Strategic Income Fund:
Pioneer Strategic Income Fund - Class A Shares

Pioneer Variable Contracts Trust:
Pioneer Emerging Markets VCT Portfolio - Class I
Pioneer Equity Income VCT Portfolio - Class I
Pioneer High Yield VCT Portfolio - Class I Shares

Prudential Sector Funds, Inc.:
Prudential Jennison Utility Fund - Class Z

RiverSource® Investment Series, Inc.:
Columbia Diversified Equity Income Fund - Class K Shares
Columbia Diversified Equity Income Fund - Class R4 Shares

Royce Fund:
Royce Total Return Fund - K Class

SmallCap World Fund®, Inc.:
SMALLCAP World Fund® - Class R-4

T. Rowe Price Mid-Cap Value Fund, Inc.:
T. Rowe Price Mid-Cap Value Fund - R Class

T. Rowe Price Value Fund, Inc.:
T. Rowe Price Value Fund - Advisor Class

Templeton Funds, Inc.:
Templeton Foreign Fund - Class A

Templeton Income Trust:
Templeton Global Bond Fund - Advisor Class
Templeton Global Bond Fund - Class A

Third Avenue Trust:
Third Avenue Real Estate Value Fund - Institutional Class

Thornburg Investment Trust:
Thornburg International Value Fund - Class R4

USAA Investment Trust:
USAA Precious Metals and Minerals Fund - Adviser Shares

Vanguard® Variable Insurance Fund:
Diversified Value Portfolio

Vanguard® Variable Insurance Fund (continued):
Equity Income Portfolio
Small Company Growth Portfolio

Victory Portfolios:
Victory Integrity Small-Cap Value Fund - Class Y Shares
Victory Small Company Opportunity Fund - Class R

Voya Balanced Portfolio, Inc.:
Voya Balanced Portfolio - Class I

Voya Equity Trust:
Voya Growth Opportunities Fund - Class A
Voya Large Cap Value Fund - Class A
Voya Real Estate Fund - Class A

Voya Funds Trust:
Voya GNMA Income Fund - Class A
Voya Intermediate Bond Fund - Class A

Voya Intermediate Bond Portfolio:
Voya Intermediate Bond Portfolio - Class I
Voya Intermediate Bond Portfolio - Class S

Voya Investors Trust:
Voya Global Perspectives Portfolio - Class I
Voya Global Resources Portfolio - Institutional Class
Voya Global Resources Portfolio - Service Class
Voya High Yield Portfolio - Adviser Class
Voya High Yield Portfolio - Institutional Class
Voya High Yield Portfolio - Service Class
Voya Large Cap Growth Portfolio - Adviser Class
Voya Large Cap Growth Portfolio - Institutional Class
Voya Large Cap Growth Portfolio - Service Class
Voya Large Cap Value Portfolio - Adviser Class
Voya Large Cap Value Portfolio - Institutional Class
Voya Large Cap Value Portfolio - Service Class
Voya Limited Maturity Bond Portfolio - Adviser Class
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class
Voya Multi-Manager Large Cap Core Portfolio - Service Class
Voya U.S. Stock Index Portfolio - Institutional Class
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class
VY® Clarion Global Real Estate Portfolio - Adviser Class
VY® Clarion Global Real Estate Portfolio - Institutional Class
VY® Clarion Real Estate Portfolio - Adviser Class
VY® Clarion Real Estate Portfolio - Institutional Class
VY® Clarion Real Estate Portfolio - Service Class
VY® FMR Diversified Mid Cap Portfolio - Institutional Class
VY® FMR Diversified Mid Cap Portfolio - Service Class
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class
VY® Invesco Growth and Income Portfolio - Institutional Class
VY® Invesco Growth and Income Portfolio - Service Class

Voya Investors Trust (continued):

VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class

VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VY® Morgan Stanley Global Franchise Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Adviser Class

VY® T. Rowe Price International Stock Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Institutional Class

VY® Templeton Global Growth Portfolio - Service Class

Voya Money Market Portfolio:

Voya Money Market Portfolio - Class I

Voya Mutual Funds:

Voya Global Real Estate Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class A

Voya Partners, Inc.:

Voya Aggregate Bond Portfolio - Adviser Class

Voya Aggregate Bond Portfolio - Initial Class

Voya Aggregate Bond Portfolio - Service Class

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Index Solution 2015 Portfolio - Initial Class

Voya Index Solution 2015 Portfolio - Service Class

Voya Index Solution 2015 Portfolio - Service 2 Class

Voya Index Solution 2025 Portfolio - Initial Class

Voya Index Solution 2025 Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Service 2 Class

Voya Index Solution 2035 Portfolio - Initial Class

Voya Index Solution 2035 Portfolio - Service Class

Voya Index Solution 2035 Portfolio - Service 2 Class

Voya Index Solution 2045 Portfolio - Initial Class

Voya Index Solution 2045 Portfolio - Service Class

Voya Index Solution 2045 Portfolio - Service 2 Class

Voya Index Solution 2055 Portfolio - Initial Class

Voya Partners, Inc. (continued):

Voya Index Solution 2055 Portfolio - Service Class

Voya Index Solution 2055 Portfolio - Service 2 Class

Voya Index Solution Income Portfolio - Initial Class

Voya Index Solution Income Portfolio - Service Class

Voya Index Solution Income Portfolio - Service 2 Class

Voya Solution 2015 Portfolio - Adviser Class

Voya Solution 2015 Portfolio - Initial Class

Voya Solution 2015 Portfolio - Service Class

Voya Solution 2015 Portfolio - Service 2 Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2025 Portfolio - Service 2 Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Initial Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service 2 Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Solution 2045 Portfolio - Initial Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service 2 Class

Voya Solution 2055 Portfolio - Initial Class

Voya Solution 2055 Portfolio - Service Class

Voya Solution 2055 Portfolio - Service 2 Class

Voya Solution Balanced Portfolio - Service Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Initial Class

Voya Solution Income Portfolio - Service Class

Voya Solution Income Portfolio - Service 2 Class

Voya Solution Moderately Conservative Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Initial Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Fidelity® VIP Mid Cap Portfolio - Service Class

VY® Invesco Comstock Portfolio - Adviser Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

Voya Partners, Inc. (continued):

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Adviser Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Oppenheimer Global Portfolio - Service Class

VY® Pioneer High Yield Portfolio - Initial Class

VY® Pioneer High Yield Portfolio - Service Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

VY® Templeton Foreign Equity Portfolio - Adviser Class

VY® Templeton Foreign Equity Portfolio - Initial Class

VY® Templeton Foreign Equity Portfolio - Service Class

Voya Series Fund, Inc.:

Voya Core Equity Research Fund - Class A

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Growth and Income Portfolio - Class S

Voya Variable Portfolios, Inc.:

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus LargeCap Portfolio - Class S

Voya Index Plus MidCap Portfolio - Class I

Voya Variable Portfolios, Inc. (continued):

Voya Index Plus MidCap Portfolio - Class S

Voya Index Plus SmallCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class S

Voya International Index Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Growth Index Portfolio - Class S

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class S

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Mid Cap Index Portfolio - Class I

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya Small Company Portfolio - Class S

Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:

Voya International Value Portfolio - Class I

Voya International Value Portfolio - Class S

Voya MidCap Opportunities Portfolio - Class I

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class I

Voya SmallCap Opportunities Portfolio - Class S

Wanger Advisors Trust:

Wanger International

Wanger Select

Wanger USA

Washington Mutual Investors Fund[SM]:

Washington Mutual Investors Fund[SM] - Class R-3

Washington Mutual Investors Fund[SM] - Class R-4

Wells Fargo Funds Trust:

Wells Fargo Advantage Small Cap Value Fund - Class A

Wells Fargo Advantage Special Small Cap Value Fund - Class A

The names of certain Trusts and Divisions were changed during 2014. The following is a summary of current and former names for those Trusts and Divisions excluding any name changes associated with rebranding from the "ING" brand to the new Voya brand:

Current Name	Former Name
Amana Mutual Funds Trust:	**Amana Mutual Funds Trust:**
Amana Growth Fund - Investor Class	Amana Growth Fund
Amana Income Fund - Investor Class	Amana Income Fund
DWS Institutional Funds:	**DWS Institutional Funds:**
Deutsche Equity 500 Index Fund - Class S	DWS Equity 500 Index Fund - Class S

Current Name	Former Name
Franklin Mutual Series Fund Inc.:	**Franklin Mutual Series Fund Inc.:**
Franklin Mutual Global Discovery Fund - Class R	Mutual Global Discovery Fund - Class R
Franklin Templeton Variable Insurance Products Trust:	**Franklin Templeton Variable Insurance Products Trust:**
Franklin Small Cap Value VIP Fund - Class 2	Franklin Small Cap Value Securities Fund - Class 2
Parnassus Income Funds:	**Parnassus Income Funds:**
Parnassus Core Equity Fund^{SM} - Investor Shares	Parnassus Equity Income Fund - Investor Shares
Voya Investors Trust:	**ING Investors Trust:**
Voya High Yield Portfolio - Adviser Class	ING PIMCO High Yield Portfolio - Adviser Class
Voya Investors Trust:	**ING Investors Trust:**
Voya High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Institutional Class
Voya High Yield Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class
Voya Partners, Inc.:	**ING Partners, Inc.:**
Voya Aggregate Bond Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Adviser Class
Voya Aggregate Bond Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Initial Class
Voya Aggregate Bond Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class

During 2014, the following Divisions were closed to contract owners:

Voya Investors Trust:
Voya Global Resources Portfolio - Adviser Class
VY® BlackRock Health Sciences Opportunities Portfolio - Service Class
VY® BlackRock Large Cap Growth Portfolio - Institutional Class
VY® BlackRock Large Cap Growth Portfolio - Service Class
VY® BlackRock Large Cap Growth Portfolio - Service 2 Class
VY® Marsico Growth Portfolio - Institutional Class
VY® Marsico Growth Portfolio - Service Class
VY® MFS Total Return Portfolio - Adviser Class
VY® MFS Total Return Portfolio - Institutional Class
VY® MFS Total Return Portfolio - Service Class
VY® MFS Utilities Portfolio - Service Class
Voya Variable Products Trust:
Voya MidCap Opportunities Portfolio - Class A

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2014 and for the years ended December 31, 2014 and 2013, were issued.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

3. Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2014 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2014. The Account had no financial liabilities as of December 31, 2014.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at an annual rate of 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $50 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.5% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. Related Party Transactions

During the year ended December 31, 2014, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provided for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Equity Trust, Voya Funds Trust, Voya Intermediate Bond Portfolio, Voya Money Market Portfolio, Voya Mutual Funds, Voya Partners, Inc., Voya Series Fund, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provided for fees at annual rates ranging from 0.10% to 0.97% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2014 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Counselor Series Trust:		
Invesco Floating Rate Fund - Class R5	$ 36	$ 4
AIM Growth Series:		
Invesco Mid Cap Core Equity Fund - Class A	1,052	1,349
Invesco Small Cap Growth Fund - Class A	67	8
AIM International Mutual Funds:		
Invesco International Growth Fund - Class R5	247	34
AIM Investment Funds:		
Invesco Endeavor Fund - Class A	7	19
Invesco Global Health Care Fund - Investor Class	192	130
AIM Investment Securities Funds:		
Invesco High Yield Fund - Class R5	36	—
AIM Sector Funds:		
Invesco American Value Fund - Class R5	288	42
Invesco Energy Fund - Class R5	1	—
Invesco Small Cap Value Fund - Class A	212	72
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	2,953	4,009
Invesco V.I. Core Equity Fund - Series I Shares	2,417	5,550
Alger Funds:		
Alger Capital Appreciation Fund - Class A	747	88
Alger Funds II:		
Alger Green Fund - Class A	1,201	1,711
AllianceBernstein Growth and Income Fund, Inc.:		
AllianceBernstein Growth and Income Fund - Class A	23	10
AllianceBernstein Variable Products Series Fund, Inc.:		
AllianceBernstein Growth and Income Portfolio - Class A	70	344
Allianz Funds:		
AllianzGI NFJ Dividend Value Fund - Class A	12	17
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	—	—
AllianzGI NFJ Small-Cap Value Fund - Class A	190	107
Amana Mutual Funds Trust:		
Amana Growth Fund - Investor Class	7,379	7,286
Amana Income Fund - Investor Class	9,336	11,696
American Balanced Fund®, Inc.:		
American Balanced Fund® - Class R-3	1,192	1,338
American Beacon Funds:		
American Beacon Small Cap Value Fund - Investor Class	90	26
American Century Government Income Trust:		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	3,876	8,015
American Century Quantitative Equity Funds, Inc.:		
American Century Investments® Income & Growth Fund - A Class	2,232	1,417
American Funds Fundamental Investors[SM]:		
Fundamental Investors[SM] - Class R-3	684	449

	Purchases	Sales
	(Dollars in thousands)	
American Funds Fundamental Investors^{SM} (continued):		
Fundamental Investors^{SM} - Class R-4	$ 20,086	$ 3,989
American Mutual Fund®:		
American Funds American Mutual Fund® - Class R-4	1,255	76
Ariel Investment Trust:		
Ariel Appreciation Fund - Investor Class	277	314
Ariel Fund - Investor Class	5,598	3,898
Artisan Funds, Inc.:		
Artisan International Fund - Investor Shares	4,458	1,437
Aston Funds:		
Aston/Fairpointe Mid Cap Fund - Class N	22,170	4,486
BlackRock Equity Dividend Fund:		
BlackRock Equity Dividend Fund - Investor A Shares	445	221
BlackRock Mid Cap Value Opportunities Series, Inc.:		
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	24	—
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	5,975	3,980
Bond Fund of America^{SM}:		
Bond Fund of America^{SM} - Class R-4	1,686	1,909
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	6,854	6,499
Capital World Growth & Income Fund^{SM}:		
Capital World Growth & Income Fund^{SM} - Class R-3	120	42
Cohen & Steers Realty Shares, Inc.:		
Cohen & Steers Realty Shares, Inc.	4,396	844
Columbia^{SM} Acorn® Trust:		
Columbia^{SM} Acorn® Fund - Class A Shares	26	14
Columbia^{SM} Acorn® Fund - Class Z Shares	13	—
Columbia Funds Series Trust:		
Columbia Mid Cap Value Fund - Class A Shares	6,176	1,140
Columbia Mid Cap Value Fund - Class Z Shares	1	—
CRM Mutual Fund Trust:		
CRM Mid Cap Value Fund - Investor Shares	82	58
Davis Series Inc.:		
Davis Financial Fund - Class Y	—	—
Delaware Group Adviser Funds:		
Delaware Diversified Income Fund - Class A	3,129	556
Delaware Group Equity Funds V:		
Delaware Small Cap Value Fund - Class A	728	128
Deutsche Investment Trust:		
Deutsche Small Cap Growth Fund - Class S	25	—
Dodge & Cox Funds:		
Dodge & Cox International Stock Fund	74	54
Dodge & Cox Stock Fund	661	506
DWS Institutional Funds:		
Deutsche Equity 500 Index Fund - Class S	164	148
Eaton Vance Special Investment Trust:		
Eaton Vance Large-Cap Value Fund - Class R Shares	44	69
EuroPacific Growth Fund®:		
EuroPacific Growth Fund® - Class R-3	767	2,054

	Purchases	Sales
	(Dollars in thousands)	
EuroPacific Growth Fund® (continued):		
EuroPacific Growth Fund® - Class R-4	$ 15,686	$ 22,750
Fidelity® Contrafund®:		
Fidelity Advisor® New Insights Fund - Institutional Class	794	640
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	18,506	36,200
Fidelity® VIP Growth Portfolio - Initial Class	8,082	20,431
Fidelity® VIP High Income Portfolio - Initial Class	3,457	2,069
Fidelity® VIP Overseas Portfolio - Initial Class	3,149	6,365
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	61,602	114,902
Fidelity® VIP Index 500 Portfolio - Initial Class	13,955	9,404
Fidelity® Variable Insurance Products III:		
Fidelity® VIP Mid Cap Portfolio - Initial Class	3,966	3,352
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Asset Manager Portfolio - Initial Class	2,614	3,108
Franklin Mutual Series Fund Inc.:		
Franklin Mutual Global Discovery Fund - Class R	547	535
Franklin Strategic Series:		
Franklin Biotechnology Discovery Fund - Advisor Class	92	—
Franklin Natural Resources Fund - Advisor Class	4	—
Franklin Small-Mid Cap Growth Fund - Class A	90	514
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	16,215	17,595
Goldman Sachs Trust:		
Goldman Sachs Growth Opportunities Fund - Class IR Shares	3	—
Growth Fund of America®:		
Growth Fund of America® - Class R-3	3,190	2,301
Growth Fund of America® - Class R-4	43,897	26,368
Hartford Mutual Funds, Inc.:		
The Hartford Capital Appreciation Fund - Class R4	—	—
The Hartford Dividend And Growth Fund - Class R4	2	1
Income Fund of America®:		
Income Fund of America® - Class R-3	726	608
Ivy Funds:		
Ivy Science and Technology Fund - Class Y	30	—
Janus Aspen Series:		
Janus Aspen Series Balanced Portfolio - Institutional Shares	9	21
Janus Aspen Series Enterprise Portfolio - Institutional Shares	42	100
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	4	3
Janus Aspen Series Global Research Portfolio - Institutional Shares	9	78
Janus Aspen Series Janus Portfolio - Institutional Shares	9	9
JPMorgan Trust II:		
JPMorgan Equity Income Fund - Select Class Shares	66	—
JPMorgan Government Bond Fund - Select Class Shares	362	177
Lazard Funds, Inc.:		
Lazard Emerging Markets Equity Portfolio - Open Shares	—	—
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	914	1,109
Legg Mason Partners Equity Trust:		
ClearBridge Aggressive Growth Fund - Class I	125	30

	Purchases	Sales
	(Dollars in thousands)	
LKCM Funds:		
LKCM Aquinas Growth Fund	$ 100	$ 93
Loomis Sayles Funds I:		
Loomis Sayles Small Cap Value Fund - Retail Class	3,004	3,186
Loomis Sayles Funds II:		
Loomis Sayles Limited Term Government and Agency Fund - Class Y	711	336
Loomis Sayles Value Fund - Class Y	—	—
Lord Abbett Developing Growth Fund, Inc.:		
Lord Abbett Developing Growth Fund - Class A	92	40
Lord Abbett Investment Trust:		
Lord Abbett Core Fixed Income Fund - Class A	1,226	16
Lord Abbett Mid Cap Stock Fund, Inc.:		
Lord Abbett Mid Cap Stock Fund - Class A	99	57
Lord Abbett Research Fund, Inc.:		
Lord Abbett Small Cap Value Fund - Class A	391	318
Lord Abbett Securities Trust:		
Lord Abbett Fundamental Equity Fund - Class A	90	61
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	2,672	13,648
MainStay Funds:		
MainStay Large Cap Growth Fund - Class R3	8	643
Massachusetts Investors Growth Stock Fund:		
Massachusetts Investors Growth Stock Fund - Class A	97	84
Metropolitan West Funds:		
Metropolitan West Total Return Bond Fund - Class M Shares	7,499	564
MFS® Series Trust l:		
MFS® New Discovery Fund - Class R3	1	—
MFS® Series Trust X:		
MFS® International Value Fund - Class R3	14	—
Neuberger Berman Equity Funds®:		
Neuberger Berman Genesis Fund - Trust Class	414	117
Neuberger Berman Socially Responsive Fund - Trust Class	3,022	3,416
New Perspective Fund®:		
New Perspective Fund® - Class R-3	423	653
New Perspective Fund® - Class R-4	18,735	7,667
New World Fund, Inc.:		
American Funds New World Fund® - Class R-4	31	1
Nuveen Investment Funds, Inc.:		
Nuveen Global Infrastructure Fund - Class I	1,784	495
Nuveen U.S. Infrastructure Income Fund - Class I	276	73
Oppenheimer Capital Appreciation Fund:		
Oppenheimer Capital Appreciation Fund - Class A	17	18
Oppenheimer Developing Markets Fund:		
Oppenheimer Developing Markets Fund - Class A	14,292	27,461
Oppenheimer Developing Markets Fund - Class Y	5,497	3,176
Oppenheimer Gold & Special Minerals Fund:		
Oppenheimer Gold & Special Minerals Fund - Class A	11	—
Oppenheimer International Bond Fund:		
Oppenheimer International Bond Fund - Class A	33	116

	Purchases	Sales
	(Dollars in thousands)	
Oppenheimer International Growth Fund:		
Oppenheimer International Growth Fund - Class Y	$ 10	$ —
Oppenheimer International Small Company Fund:		
Oppenheimer International Small Company Fund - Class Y	12	—
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	125	145
Oppenheimer Global Fund/VA	14	47
Oppenheimer Global Strategic Income Fund/VA	6	5
Oppenheimer Main Street Fund®/VA	3	12
Oppenheimer Main Street Small Cap Fund®/VA	9,017	3,287
Parnassus Funds:		
Parnassus Small Cap Fund^{SM}	—	—
Parnassus Income Funds:		
Parnassus Core Equity Fund^{SM} - Investor Shares	9,201	561
Pax World Funds Series Trust I:		
Pax World Balanced Fund - Individual Investor Class	6,814	10,142
PIMCO Funds:		
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	16	—
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	7,805	31,961
Pioneer Equity Income Fund:		
Pioneer Equity Income Fund - Class Y Shares	4,633	738
Pioneer High Yield Fund:		
Pioneer High Yield Fund - Class A Shares	897	657
Pioneer Strategic Income Fund:		
Pioneer Strategic Income Fund - Class A Shares	376	369
Pioneer Variable Contracts Trust:		
Pioneer Emerging Markets VCT Portfolio - Class I	1,268	2,183
Pioneer Equity Income VCT Portfolio - Class I	9	—
Pioneer High Yield VCT Portfolio - Class I Shares	5,367	10,998
Prudential Sector Funds, Inc.:		
Prudential Jennison Utility Fund - Class Z	25	—
RiverSource® Investment Series, Inc.:		
Columbia Diversified Equity Income Fund - Class K Shares	2,619	1,361
Columbia Diversified Equity Income Fund - Class R4 Shares	20	29
Royce Fund:		
Royce Total Return Fund - K Class	—	—
SmallCap World Fund®, Inc.:		
SMALLCAP World Fund® - Class R-4	3,192	2,560
T. Rowe Price Mid-Cap Value Fund, Inc.:		
T. Rowe Price Mid-Cap Value Fund - R Class	230	87
T. Rowe Price Value Fund, Inc.:		
T. Rowe Price Value Fund - Advisor Class	95	60
Templeton Funds, Inc.:		
Templeton Foreign Fund - Class A	365	293
Templeton Income Trust:		
Templeton Global Bond Fund - Advisor Class	6,368	6,162
Templeton Global Bond Fund - Class A	18,297	29,818
Third Avenue Trust:		
Third Avenue Real Estate Value Fund - Institutional Class	4	—

	Purchases	Sales
	(Dollars in thousands)	
Thornburg Investment Trust:		
Thornburg International Value Fund - Class R4	$ 10	$ 4
USAA Investment Trust:		
USAA Precious Metals and Minerals Fund - Adviser Shares	9,117	5,094
Vanguard® Variable Insurance Fund:		
Diversified Value Portfolio	10	5
Equity Income Portfolio	31	34
Small Company Growth Portfolio	5	2
Victory Portfolios:		
Victory Integrity Small-Cap Value Fund - Class Y Shares	5	—
Victory Small Company Opportunity Fund - Class R	6	—
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	7,455	38,661
Voya Equity Trust:		
Voya Growth Opportunities Fund - Class A	27	33
Voya Large Cap Value Fund - Class A	—	—
Voya Real Estate Fund - Class A	261	524
Voya Funds Trust:		
Voya GNMA Income Fund - Class A	733	1,122
Voya Intermediate Bond Fund - Class A	621	918
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	30,342	38,593
Voya Intermediate Bond Portfolio - Class S	68	114
Voya Investors Trust:		
Voya Global Perspectives Portfolio - Class I	993	68
Voya Global Resources Portfolio - Adviser Class	1	2
Voya Global Resources Portfolio - Institutional Class	—	—
Voya Global Resources Portfolio - Service Class	8,431	11,696
Voya High Yield Portfolio - Adviser Class	7	7
Voya High Yield Portfolio - Institutional Class	7,615	5,896
Voya High Yield Portfolio - Service Class	4,761	6,231
Voya Large Cap Growth Portfolio - Adviser Class	36	22
Voya Large Cap Growth Portfolio - Institutional Class	187,477	30,431
Voya Large Cap Growth Portfolio - Service Class	40,092	37,562
Voya Large Cap Value Portfolio - Adviser Class	2	9
Voya Large Cap Value Portfolio - Institutional Class	66,753	44,824
Voya Large Cap Value Portfolio - Service Class	52,468	52,035
Voya Limited Maturity Bond Portfolio - Adviser Class	1	—
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	3,061	11,115
Voya Multi-Manager Large Cap Core Portfolio - Service Class	77	53
Voya U.S. Stock Index Portfolio - Institutional Class	6,593	1,454
VY® BlackRock Health Sciences Opportunities Portfolio - Service Class	19,763	42,669
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	8	31
VY® BlackRock Large Cap Growth Portfolio - Institutional Class	22,341	110,288
VY® BlackRock Large Cap Growth Portfolio - Service Class	254	508
VY® BlackRock Large Cap Growth Portfolio - Service 2 Class	69	366
VY® Clarion Global Real Estate Portfolio - Adviser Class	3	2
VY® Clarion Global Real Estate Portfolio - Institutional Class	11,062	11,281
VY® Clarion Real Estate Portfolio - Adviser Class	17	14
VY® Clarion Real Estate Portfolio - Institutional Class	380	427

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust (continued):		
VY® Clarion Real Estate Portfolio - Service Class	$ 7,263	$ 5,696
VY® FMR Diversified Mid Cap Portfolio - Institutional Class	9,654	5,230
VY® FMR Diversified Mid Cap Portfolio - Service Class	10,834	9,772
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	6	—
VY® Invesco Growth and Income Portfolio - Institutional Class	11,229	1,355
VY® Invesco Growth and Income Portfolio - Service Class	4,228	3,734
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	197	111
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	4,600	4,035
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	4,970	3,292
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	5	2
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	9,033	1,895
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	6,158	2,046
VY® Marsico Growth Portfolio - Institutional Class	5,439	15,235
VY® Marsico Growth Portfolio - Service Class	31	104
VY® MFS Total Return Portfolio - Adviser Class	196	1,120
VY® MFS Total Return Portfolio - Institutional Class	12,670	68,656
VY® MFS Total Return Portfolio - Service Class	5,293	31,082
VY® MFS Utilities Portfolio - Service Class	21,018	63,975
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	6	11
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	73	23
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	37,925	9,227
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	85,983	20,312
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	184	415
VY® T. Rowe Price Equity Income Portfolio - Service Class	17,070	15,667
VY® T. Rowe Price International Stock Portfolio - Adviser Class	5	5
VY® T. Rowe Price International Stock Portfolio - Service Class	945	979
VY® Templeton Global Growth Portfolio - Institutional Class	127	101
VY® Templeton Global Growth Portfolio - Service Class	1,810	1,887
Voya Money Market Portfolio:		
Voya Money Market Portfolio - Class I	37,289	82,416
Voya Mutual Funds:		
Voya Global Real Estate Fund - Class A	23	21
Voya Multi-Manager International Small Cap Fund - Class A	75	222
Voya Partners, Inc.:		
Voya Aggregate Bond Portfolio - Adviser Class	81	246
Voya Aggregate Bond Portfolio - Initial Class	1,476	187
Voya Aggregate Bond Portfolio - Service Class	7,979	45,378
Voya Global Bond Portfolio - Adviser Class	23	75
Voya Global Bond Portfolio - Initial Class	4,715	21,840
Voya Global Bond Portfolio - Service Class	162	181
Voya Index Solution 2015 Portfolio - Initial Class	528	451
Voya Index Solution 2015 Portfolio - Service Class	1,288	569
Voya Index Solution 2015 Portfolio - Service 2 Class	379	309
Voya Index Solution 2025 Portfolio - Initial Class	1,548	171
Voya Index Solution 2025 Portfolio - Service Class	1,483	166
Voya Index Solution 2025 Portfolio - Service 2 Class	898	264
Voya Index Solution 2035 Portfolio - Initial Class	1,080	57
Voya Index Solution 2035 Portfolio - Service Class	1,193	67
Voya Index Solution 2035 Portfolio - Service 2 Class	656	194

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc. (continued):		
Voya Index Solution 2045 Portfolio - Initial Class	$ 1,472	$ 75
Voya Index Solution 2045 Portfolio - Service Class	476	43
Voya Index Solution 2045 Portfolio - Service 2 Class	584	155
Voya Index Solution 2055 Portfolio - Initial Class	290	21
Voya Index Solution 2055 Portfolio - Service Class	431	221
Voya Index Solution 2055 Portfolio - Service 2 Class	154	4
Voya Index Solution Income Portfolio - Initial Class	540	76
Voya Index Solution Income Portfolio - Service Class	285	5
Voya Index Solution Income Portfolio - Service 2 Class	51	17
Voya Solution 2015 Portfolio - Adviser Class	27	64
Voya Solution 2015 Portfolio - Initial Class	1,467	241
Voya Solution 2015 Portfolio - Service Class	9,455	10,716
Voya Solution 2015 Portfolio - Service 2 Class	898	3,147
Voya Solution 2025 Portfolio - Adviser Class	42	50
Voya Solution 2025 Portfolio - Initial Class	2,060	1,282
Voya Solution 2025 Portfolio - Service Class	23,321	10,005
Voya Solution 2025 Portfolio - Service 2 Class	3,040	2,659
Voya Solution 2035 Portfolio - Adviser Class	20	45
Voya Solution 2035 Portfolio - Initial Class	1,315	301
Voya Solution 2035 Portfolio - Service Class	26,879	6,893
Voya Solution 2035 Portfolio - Service 2 Class	2,958	2,347
Voya Solution 2045 Portfolio - Adviser Class	14	—
Voya Solution 2045 Portfolio - Initial Class	469	178
Voya Solution 2045 Portfolio - Service Class	21,040	7,829
Voya Solution 2045 Portfolio - Service 2 Class	2,252	1,990
Voya Solution 2055 Portfolio - Initial Class	637	17
Voya Solution 2055 Portfolio - Service Class	4,643	1,193
Voya Solution 2055 Portfolio - Service 2 Class	555	326
Voya Solution Balanced Portfolio - Service Class	1,356	494
Voya Solution Income Portfolio - Adviser Class	5	26
Voya Solution Income Portfolio - Initial Class	2,583	1,949
Voya Solution Income Portfolio - Service Class	4,695	2,550
Voya Solution Income Portfolio - Service 2 Class	178	403
Voya Solution Moderately Conservative Portfolio - Service Class	2,267	894
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	50	28
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	6,612	5,955
VY® American Century Small-Mid Cap Value Portfolio - Service Class	13,966	8,782
VY® Baron Growth Portfolio - Adviser Class	23	186
VY® Baron Growth Portfolio - Service Class	8,517	23,322
VY® Columbia Contrarian Core Portfolio - Service Class	2,717	1,988
VY® Columbia Small Cap Value II Portfolio - Adviser Class	1	26
VY® Columbia Small Cap Value II Portfolio - Service Class	572	1,288
VY® Fidelity® VIP Mid Cap Portfolio - Service Class	492	800
VY® Invesco Comstock Portfolio - Adviser Class	68	66
VY® Invesco Comstock Portfolio - Service Class	9,266	7,854
VY® Invesco Equity and Income Portfolio - Adviser Class	1,136	290
VY® Invesco Equity and Income Portfolio - Initial Class	111,313	31,471
VY® Invesco Equity and Income Portfolio - Service Class	28,889	25,057
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	33	18

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc. (continued):		
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	$ 2,091	$ 539
VY® JPMorgan Mid Cap Value Portfolio - Service Class	10,292	6,665
VY® Oppenheimer Global Portfolio - Adviser Class	32	81
VY® Oppenheimer Global Portfolio - Initial Class	19,339	63,001
VY® Oppenheimer Global Portfolio - Service Class	162	120
VY® Pioneer High Yield Portfolio - Initial Class	16,078	5,819
VY® Pioneer High Yield Portfolio - Service Class	214	88
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	30	47
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	32,264	37,750
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	292	124
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	133	220
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	39,469	32,884
VY® T. Rowe Price Growth Equity Portfolio - Service Class	779	575
VY® Templeton Foreign Equity Portfolio - Adviser Class	26	110
VY® Templeton Foreign Equity Portfolio - Initial Class	7,155	12,329
VY® Templeton Foreign Equity Portfolio - Service Class	46	49
Voya Series Fund, Inc.:		
Voya Core Equity Research Fund - Class A	52	41
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	7,020	7,827
Voya Strategic Allocation Growth Portfolio - Class I	4,922	8,677
Voya Strategic Allocation Moderate Portfolio - Class I	6,777	8,133
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	244	193
Voya Growth and Income Portfolio - Class I	178,646	162,251
Voya Growth and Income Portfolio - Class S	139	58
Voya Variable Portfolios, Inc.:		
Voya Index Plus LargeCap Portfolio - Class I	13,721	28,484
Voya Index Plus LargeCap Portfolio - Class S	8	62
Voya Index Plus MidCap Portfolio - Class I	23,867	38,707
Voya Index Plus MidCap Portfolio - Class S	32	195
Voya Index Plus SmallCap Portfolio - Class I	5,717	17,634
Voya Index Plus SmallCap Portfolio - Class S	33	6
Voya International Index Portfolio - Class I	5,079	2,949
Voya International Index Portfolio - Class S	1	—
Voya Russell™ Large Cap Growth Index Portfolio - Class I	7,300	2,538
Voya Russell™ Large Cap Growth Index Portfolio - Class S	89	111
Voya Russell™ Large Cap Index Portfolio - Class I	12,361	2,371
Voya Russell™ Large Cap Index Portfolio - Class S	190	42
Voya Russell™ Large Cap Value Index Portfolio - Class I	62	62
Voya Russell™ Large Cap Value Index Portfolio - Class S	3,363	1,797
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	1,998	1,324
Voya Russell™ Mid Cap Index Portfolio - Class I	18,163	3,752
Voya Russell™ Small Cap Index Portfolio - Class I	8,720	2,290
Voya Small Company Portfolio - Class I	20,507	17,297
Voya Small Company Portfolio - Class S	55	38
Voya U.S. Bond Index Portfolio - Class I	4,092	1,427
Voya Variable Products Trust:		
Voya International Value Portfolio - Class I	3,868	9,642

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Products Trust(continued):		
Voya International Value Portfolio - Class S	$ 12	$ 75
Voya MidCap Opportunities Portfolio - Class A	1	2
Voya MidCap Opportunities Portfolio - Class I	42,275	15,527
Voya MidCap Opportunities Portfolio - Class S	352	255
Voya SmallCap Opportunities Portfolio - Class I	8,769	6,636
Voya SmallCap Opportunities Portfolio - Class S	45	10
Wanger Advisors Trust:		
Wanger International	12,602	4,779
Wanger Select	10,582	26,278
Wanger USA	12,396	11,425
Washington Mutual Investors Fund[SM]:		
Washington Mutual Investors Fund[SM] - Class R-3	1,055	1,124
Washington Mutual Investors Fund[SM] - Class R-4	18,030	8,822
Wells Fargo Funds Trust:		
Wells Fargo Advantage Small Cap Value Fund - Class A	58	50
Wells Fargo Advantage Special Small Cap Value Fund - Class A	23,298	12,477

7. Changes in Units

The changes in units outstanding were as follows:

	Year ended December 31					
	2014			**2013**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Counselor Series Trust:						
Invesco Floating Rate Fund - Class R5	3,590	397	3,193	—	—	—
AIM Growth Series:						
Invesco Mid Cap Core Equity Fund - Class A	61,826	97,560	(35,734)	83,840	151,512	(67,672)
Invesco Small Cap Growth Fund - Class A	2,298	289	2,009	318	226	92
AIM International Mutual Funds:						
Invesco International Growth Fund - Class R5	18,800	2,737	16,063	16,490	1,530	14,960
AIM Investment Funds:						
Invesco Endeavor Fund - Class A	150	985	(835)	2,069	1,153	916
Invesco Global Health Care Fund - Investor Class	4,387	4,194	193	2,564	2,154	410
AIM Investment Securities Funds:						
Invesco High Yield Fund - Class R5	3,582	—	3,582	—	—	—
AIM Sector Funds:						
Invesco American Value Fund - Class R5	24,670	3,396	21,274	—	—	—
Invesco Energy Fund - Class R5	59	—	59	—	—	—
Invesco Small Cap Value Fund - Class A	10,396	7,347	3,049	10,130	5,717	4,413
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	2,273,655	2,285,773	(12,118)	1,729,947	1,734,198	(4,251)
Invesco V.I. Core Equity Fund - Series I Shares	1,021,584	1,235,507	(213,923)	381,722	670,658	(288,936)
Alger Funds:						
Alger Capital Appreciation Fund - Class A	56,679	31,640	25,039	4,512	1,163	3,349
Alger Funds II:						
Alger Green Fund - Class A	69,630	97,999	(28,369)	137,089	62,806	74,283
AllianceBernstein Growth and Income Fund, Inc.:						
AllianceBernstein Growth and Income Fund - Class A	1,139	909	230	1,281	6,157	(4,876)
AllianceBernstein Variable Products Series Fund, Inc.:						
AllianceBernstein Growth and Income Portfolio - Class A	8,091	22,880	(14,789)	11,302	9,054	2,248
Allianz Funds:						
AllianzGI NFJ Dividend Value Fund - Class A	403	696	(293)	566	1,378	(812)

| | **Year ended December 31** | | | | | |
| | **2014** | | | **2013** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Allianz Funds (continued:						
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	—	—	—	58	1,867	(1,809)
AllianzGI NFJ Small-Cap Value Fund - Class A	8,537	10,283	(1,746)	11,781	9,408	2,373
Amana Mutual Funds Trust:						
Amana Growth Fund - Investor Class	517,473	683,467	(165,994)	654,147	896,989	(242,842)
Amana Income Fund - Investor Class	804,236	1,003,614	(199,378)	1,203,871	868,633	335,238
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	77,927	110,300	(32,373)	203,036	183,185	19,851
American Beacon Funds:						
American Beacon Small Cap Value Fund - Investor Class	8,564	2,575	5,989	—	—	—
American Century Government Income Trust:						
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	609,577	968,978	(359,401)	902,333	2,269,235	(1,366,902)
American Century Quantitative Equity Funds, Inc.:						
American Century Investments® Income & Growth Fund - A Class	182,599	170,673	11,926	225,681	153,680	72,001
American Funds Fundamental Investors[SM]:						
Fundamental Investors[SM] - Class R-3	105,939	100,760	5,179	108,599	81,542	27,057
Fundamental Investors[SM] - Class R-4	1,467,112	640,796	826,316	1,095,577	903,222	192,355
American Mutual Fund®:						
American Funds American Mutual Fund® - Class R-4	116,889	48,519	68,370	57,093	3,346	53,747
Ariel Investment Trust:						
Ariel Appreciation Fund - Investor Class	15,551	19,831	(4,280)	8,813	33,289	(24,476)
Ariel Fund - Investor Class	334,428	315,240	19,188	649,175	336,975	312,200
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	500,588	238,867	261,721	594,877	247,761	347,116
Aston Funds:						
Aston/Fairpointe Mid Cap Fund - Class N	1,253,942	642,464	611,478	1,562,486	351,095	1,211,391
BlackRock Equity Dividend Fund:						
BlackRock Equity Dividend Fund - Investor A Shares	36,295	28,711	7,584	68,384	58,257	10,127
BlackRock Mid Cap Value Opportunities Series, Inc.:						
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	2,050	—	2,050	—	—	—
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	229,160	236,337	(7,177)	464,773	325,192	139,581

| | \<center>Year ended December 31\</center> | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Bond Fund of America[SM]:						
Bond Fund of America[SM] - Class R-4	205,111	234,254	(29,143)	237,156	360,575	(123,419)
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	271,437	408,239	(136,802)	279,444	335,888	(56,444)
Capital World Growth & Income Fund[SM]:						
Capital World Growth & Income Fund[SM] - Class R-3	13,931	10,378	3,553	19,891	17,262	2,629
Cohen & Steers Realty Shares, Inc.:						
Cohen & Steers Realty Shares, Inc.	373,166	124,771	248,395	233,746	210,609	23,137
Columbia[SM] Acorn® Trust:						
Columbia[SM] Acorn® Fund - Class A Shares	2,877	3,037	(160)	4,132	4,527	(395)
Columbia[SM] Acorn® Fund - Class Z Shares	301	1	300	230	—	230
Columbia Funds Series Trust:						
Columbia Mid Cap Value Fund - Class A Shares	403,700	166,157	237,543	185,657	154,176	31,481
Columbia Mid Cap Value Fund - Class Z Shares	—	—	—	6	—	6
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	1,959	3,855	(1,896)	3,412	3,141	271
Davis Series Inc.:						
Davis Financial Fund - Class Y	16	—	16	—	—	—
Delaware Group Adviser Funds:						
Delaware Diversified Income Fund - Class A	334,963	91,754	243,209	212,092	100,036	112,056
Delaware Group Equity Funds V:						
Delaware Small Cap Value Fund - Class A	60,683	14,824	45,859	10,165	1,104	9,061
Deutsche Investment Trust:						
Deutsche Small Cap Growth Fund - Class S	2,198	—	2,198	—	—	—
Dodge & Cox Funds:						
Dodge & Cox International Stock Fund	8,823	7,736	1,087	15,434	8,743	6,691
Dodge & Cox Stock Fund	11,165	3,117	8,048	7,905	3,221	4,684
DWS Institutional Funds:						
Deutsche Equity 500 Index Fund - Class S	6,247	6,751	(504)	4,110	2,434	1,676
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R Shares	959	3,435	(2,476)	3,285	2,996	289

	Year ended December 31					
	2014			2013		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	137,446	198,666	(61,220)	176,986	261,553	(84,567)
EuroPacific Growth Fund® - Class R-4	2,271,569	2,567,432	(295,863)	2,933,961	3,144,297	(210,336)
Fidelity® Contrafund®:						
Fidelity Advisor® New Insights Fund - Institutional Class	57,873	47,555	10,318	29,292	22,922	6,370
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	4,739,446	5,697,917	(958,471)	2,021,516	3,124,046	(1,102,530)
Fidelity® VIP Growth Portfolio - Initial Class	1,936,777	2,343,497	(406,720)	1,653,429	2,738,405	(1,084,976)
Fidelity® VIP High Income Portfolio - Initial Class	324,193	270,806	53,387	306,906	400,417	(93,511)
Fidelity® VIP Overseas Portfolio - Initial Class	291,741	488,619	(196,878)	449,293	509,310	(60,017)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	8,504,413	10,428,334	(1,923,921)	7,664,321	9,394,224	(1,729,903)
Fidelity® VIP Index 500 Portfolio - Initial Class	552,062	470,164	81,898	538,590	478,807	59,783
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	204,220	210,389	(6,169)	211,954	221,163	(9,209)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager Portfolio - Initial Class	81,565	137,289	(55,724)	86,980	177,762	(90,782)
Franklin Mutual Series Fund Inc.:						
Franklin Mutual Global Discovery Fund - Class R	47,969	53,384	(5,415)	59,779	77,653	(17,874)
Franklin Strategic Series:						
Franklin Biotechnology Discovery Fund - Advisor Class	6,880	—	6,880	—	—	—
Franklin Natural Resources Fund - Advisor Class	393	—	393	—	—	—
Franklin Small-Mid Cap Growth Fund - Class A	12,882	34,663	(21,781)	8,720	8,968	(248)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	1,578,288	1,969,637	(391,349)	1,303,466	1,462,830	(159,364)
Goldman Sachs Trust:						
Goldman Sachs Growth Opportunities Fund - Class IR Shares	255	—	255	—	—	—
Growth Fund of America®:						
Growth Fund of America® - Class R-3	275,304	300,335	(25,031)	347,973	375,859	(27,886)
Growth Fund of America® - Class R-4	1,947,231	2,591,846	(644,615)	2,862,204	3,697,817	(835,613)
Hartford Mutual Funds, Inc.:						
The Hartford Capital Appreciation Fund - Class R4	2	—	2	13,538	27,338	(13,800)

	Year ended December 31					
	2014			**2013**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Hartford Mutual Funds, Inc. (continued):						
The Hartford Dividend And Growth Fund - Class R4	64	28	36	10,728	31,324	(20,596)
Income Fund of America®:						
Income Fund of America® - Class R-3	78,078	75,682	2,396	62,175	59,637	2,538
Ivy Funds:						
Ivy Science and Technology Fund - Class Y	2,814	—	2,814	—	—	—
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	73	407	(334)	305	1,450	(1,145)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	614	2,189	(1,575)	548	3,919	(3,371)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	119	122	(3)	55	76	(21)
Janus Aspen Series Global Research Portfolio - Institutional Shares	429	2,613	(2,184)	406	806	(400)
Janus Aspen Series Janus Portfolio - Institutional Shares	194	355	(161)	69	559	(490)
JPMorgan Trust II:						
JPMorgan Equity Income Fund - Select Class Shares	6,148	2	6,146	—	—	—
JPMorgan Government Bond Fund - Select Class Shares	35,333	18,132	17,201	55,398	31,099	24,299
Lazard Funds, Inc.:						
Lazard Emerging Markets Equity Portfolio - Open Shares	5	2	3	1	—	1
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	89,475	106,101	(16,626)	60,833	292,959	(232,126)
Legg Mason Partners Equity Trust:						
ClearBridge Aggressive Growth Fund - Class I	11,423	2,710	8,713	—	—	—
LKCM Funds:						
LKCM Aquinas Growth Fund	2,389	7,026	(4,637)	3,665	4,567	(902)
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	135,003	243,495	(108,492)	253,102	169,689	83,413
Loomis Sayles Funds II:						
Loomis Sayles Limited Term Government and Agency Fund - Class Y	77,688	40,421	37,267	—	—	—
Loomis Sayles Value Fund - Class Y	15	—	15	—	—	—
Lord Abbett Developing Growth Fund, Inc.:						
Lord Abbett Developing Growth Fund - Class A	6,841	6,523	318	8,023	3,310	4,713
Lord Abbett Investment Trust:						
Lord Abbett Core Fixed Income Fund - Class A	107,585	1,858	105,727	6,265	7,382	(1,117)

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Lord Abbett Mid Cap Stock Fund, Inc.:						
Lord Abbett Mid Cap Stock Fund - Class A	5,779	3,391	2,388	12,129	25,285	(13,156)
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small Cap Value Fund - Class A	11,666	20,089	(8,423)	42,451	47,371	(4,920)
Lord Abbett Securities Trust:						
Lord Abbett Fundamental Equity Fund - Class A	3,375	4,144	(769)	5,550	2,667	2,883
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	947,908	1,444,081	(496,173)	1,291,278	2,174,896	(883,618)
MainStay Funds:						
MainStay Large Cap Growth Fund - Class R3	349	33,956	(33,607)	4,351	1,205	3,146
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	5,465	5,925	(460)	12,232	27,089	(14,857)
Metropolitan West Funds:						
Metropolitan West Total Return Bond Fund - Class M Shares	800,259	119,151	681,108	374,933	16,444	358,489
MFS® Series Trust l:						
MFS® New Discovery Fund - Class R3	77	—	77	—	—	—
MFS® Series Trust X:						
MFS® International Value Fund - Class R3	1,360	—	1,360	—	—	—
Neuberger Berman Equity Funds®:						
Neuberger Berman Genesis Fund - Trust Class	22,553	6,799	15,754	10,586	6,789	3,797
Neuberger Berman Socially Responsive Fund - Trust Class	149,371	292,937	(143,566)	463,321	312,026	151,295
New Perspective Fund®:						
New Perspective Fund® - Class R-3	41,053	56,424	(15,371)	47,372	59,452	(12,080)
New Perspective Fund® - Class R-4	953,736	767,474	186,262	1,143,245	952,810	190,435
New World Fund, Inc.:						
American Funds New World Fund® - Class R-4	2,923	107	2,816	—	—	—
Nuveen Investment Funds, Inc.:						
Nuveen Global Infrastructure Fund - Class I	166,321	51,773	114,548	—	—	—
Nuveen U.S. Infrastructure Income Fund - Class I	13,171	3,309	9,862	—	—	—
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	156	1,088	(932)	1,018	38,472	(37,454)

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	586,373	795,730	(209,357)	797,261	1,059,680	(262,419)
Oppenheimer Developing Markets Fund - Class Y	545,143	408,100	137,043	573,424	500,822	72,602
Oppenheimer Gold & Special Minerals Fund:						
Oppenheimer Gold & Special Minerals Fund - Class A	2,123	538	1,585	2,087	962	1,125
Oppenheimer International Bond Fund:						
Oppenheimer International Bond Fund - Class A	5,425	12,978	(7,553)	11,470	9,752	1,718
Oppenheimer International Growth Fund:						
Oppenheimer International Growth Fund - Class Y	1,119	34	1,085	—	—	—
Oppenheimer International Small Company Fund:						
Oppenheimer International Small Company Fund - Class Y	1,264	—	1,264	—	—	—
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	1,073,660	1,075,981	(2,321)	24,591	25,346	(755)
Oppenheimer Global Fund/VA	100	1,410	(1,310)	292	1,027	(735)
Oppenheimer Global Strategic Income Fund/VA	166	278	(112)	10	460	(450)
Oppenheimer Main Street Fund®/VA	71,747	72,472	(725)	24,090	24,847	(757)
Oppenheimer Main Street Small Cap Fund®/VA	420,162	298,913	121,249	685,901	237,022	448,879
Parnassus Funds:						
Parnassus Small Cap Fund[SM]	1	—	1	—	—	—
Parnassus Income Funds:						
Parnassus Core Equity Fund[SM] - Investor Shares	664,173	91,287	572,886	543,334	55,509	487,825
Pax World Funds Series Trust I:						
Pax World Balanced Fund - Individual Investor Class	337,046	833,243	(496,197)	478,588	743,423	(264,835)
PIMCO Funds:						
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	1,941	2	1,939	—	—	—
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	1,459,039	3,066,350	(1,607,311)	2,311,845	8,263,260	(5,951,415)
Pioneer Equity Income Fund:						
Pioneer Equity Income Fund - Class Y Shares	294,049	60,025	234,024	276,640	29,298	247,342
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A Shares	59,423	54,683	4,740	43,130	68,700	(25,570)

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Pioneer Strategic Income Fund:						
Pioneer Strategic Income Fund - Class A Shares	28,838	33,274	(4,436)	21,734	35,878	(14,144)
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	286,936	401,033	(114,097)	383,906	677,040	(293,134)
Pioneer Equity Income VCT Portfolio - Class I	438	5	433	—	—	—
Pioneer High Yield VCT Portfolio - Class I Shares	312,054	731,752	(419,698)	467,074	460,587	6,487
Prudential Sector Funds, Inc.:						
Prudential Jennison Utility Fund - Class Z	2,146	—	2,146	—	—	—
RiverSource® Investment Series, Inc.:						
Columbia Diversified Equity Income Fund - Class K Shares	187,608	157,877	29,731	36,742	19,214	17,528
Columbia Diversified Equity Income Fund - Class R4 Shares	8,405	9,974	(1,569)	566	—	566
Royce Fund:						
Royce Total Return Fund - K Class	14	26	(12)	11	1	10
SmallCap World Fund®, Inc.:						
SMALLCAP World Fund® - Class R-4	246,943	277,010	(30,067)	449,256	302,914	146,342
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	8,097	7,391	706	28,854	32,951	(4,097)
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	3,943	3,384	559	4,462	5,706	(1,244)
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	34,101	33,560	541	45,381	28,249	17,132
Templeton Income Trust:						
Templeton Global Bond Fund - Advisor Class	505,041	719,703	(214,662)	1,033,930	834,841	199,089
Templeton Global Bond Fund - Class A	1,246,084	2,175,254	(929,170)	1,873,499	2,221,855	(348,356)
Third Avenue Trust:						
Third Avenue Real Estate Value Fund - Institutional Class	352	—	352	—	—	—
Thornburg Investment Trust:						
Thornburg International Value Fund - Class R4	846	709	137	3,353	2,872	481
USAA Investment Trust:						
USAA Precious Metals and Minerals Fund - Adviser Shares	2,785,318	1,886,913	898,405	1,710,752	930,410	780,342
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	190	223	(33)	216	445	(229)

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Vanguard® Variable Insurance Fund (continued):						
Equity Income Portfolio	674	1,609	(935)	15,975	32,680	(16,705)
Small Company Growth Portfolio	110	114	(4)	458	1,041	(583)
Victory Portfolios:						
Victory Integrity Small-Cap Value Fund - Class Y Shares	521	—	521	—	—	—
Victory Small Company Opportunity Fund - Class R	1,193	1,007	186	269	85	184
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	6,900,260	7,946,799	(1,046,539)	3,211,209	4,442,240	(1,231,031)
Voya Equity Trust:						
Voya Growth Opportunities Fund - Class A	6,922	7,948	(1,026)	1,608	114	1,494
Voya Large Cap Value Fund - Class A	—	—	—	491	—	491
Voya Real Estate Fund - Class A	29,488	45,369	(15,881)	26,058	29,528	(3,470)
Voya Funds Trust:						
Voya GNMA Income Fund - Class A	81,389	118,073	(36,684)	82,884	127,147	(44,263)
Voya Intermediate Bond Fund - Class A	63,178	85,742	(22,564)	80,323	164,900	(84,577)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	10,266,086	10,948,673	(682,587)	6,968,979	9,141,399	(2,172,420)
Voya Intermediate Bond Portfolio - Class S	3,065	8,131	(5,066)	4,394	19,297	(14,903)
Voya Investors Trust:						
Voya Global Perspectives Portfolio - Class I	97,383	6,645	90,738	—	—	—
Voya Global Resources Portfolio - Adviser Class	—	69	(69)	—	113	(113)
Voya Global Resources Portfolio - Institutional Class	2,012	2,036	(24)	—	120	(120)
Voya Global Resources Portfolio - Service Class	1,472,683	1,770,413	(297,730)	1,722,003	3,059,843	(1,337,840)
Voya High Yield Portfolio - Adviser Class	326	553	(227)	972	1,571	(599)
Voya High Yield Portfolio - Institutional Class	594,053	608,615	(14,562)	1,160,232	943,616	216,616
Voya High Yield Portfolio - Service Class	347,303	503,670	(156,367)	640,889	915,879	(274,990)
Voya Large Cap Growth Portfolio - Adviser Class	1,269	1,343	(74)	95	1,017	(922)
Voya Large Cap Growth Portfolio - Institutional Class	15,073,827	6,688,751	8,385,076	3,507,037	3,279,851	227,186
Voya Large Cap Growth Portfolio - Service Class	2,183,541	2,007,745	175,796	120,498	36,065	84,433
Voya Large Cap Value Portfolio - Adviser Class	135	792	(657)	2,787	32	2,755
Voya Large Cap Value Portfolio - Institutional Class	9,544,852	8,749,430	795,422	18,985,303	14,205,891	4,779,412
Voya Large Cap Value Portfolio - Service Class	4,411,579	4,385,896	25,683	60,565	32,103	28,462

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
Voya Limited Maturity Bond Portfolio - Adviser Class	117	53	64	117	—	117
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	335,215	994,174	(658,959)	333,685	406,680	(72,995)
Voya Multi-Manager Large Cap Core Portfolio - Service Class	6,812	6,956	(144)	4,428	5,419	(991)
Voya U.S. Stock Index Portfolio - Institutional Class	293,421	90,931	202,490	335,517	67,370	268,147
VY® BlackRock Health Sciences Opportunities Portfolio - Service Class	—	1,571,525	(1,571,525)	967,670	370,014	597,656
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	683	2,903	(2,220)	491	2,736	(2,245)
VY® BlackRock Large Cap Growth Portfolio - Institutional Class	—	7,610,741	(7,610,741)	1,759,860	2,606,749	(846,889)
VY® BlackRock Large Cap Growth Portfolio - Service Class	—	19,765	(19,765)	1,567	29,081	(27,514)
VY® BlackRock Large Cap Growth Portfolio - Service 2 Class	—	24,054	(24,054)	198	4,669	(4,471)
VY® Clarion Global Real Estate Portfolio - Adviser Class	154	112	42	29	156	(127)
VY® Clarion Global Real Estate Portfolio - Institutional Class	1,478,388	1,533,113	(54,725)	2,025,676	1,835,075	190,601
VY® Clarion Real Estate Portfolio - Adviser Class	1,299	1,002	297	60	363	(303)
VY® Clarion Real Estate Portfolio - Institutional Class	2,676,696	2,681,243	(4,547)	2,115,219	2,145,540	(30,321)
VY® Clarion Real Estate Portfolio - Service Class	981,456	909,218	72,238	956,409	1,320,633	(364,224)
VY® FMR Diversified Mid Cap Portfolio - Institutional Class	336,908	441,515	(104,607)	491,978	576,823	(84,845)
VY® FMR Diversified Mid Cap Portfolio - Service Class	359,464	714,674	(355,210)	504,385	776,122	(271,737)
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	—	—	—	2,161	109	2,052
VY® Invesco Growth and Income Portfolio - Institutional Class	725,655	126,589	599,066	371,617	120,036	251,581
VY® Invesco Growth and Income Portfolio - Service Class	249,607	319,147	(69,540)	572,437	442,851	129,586
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	8,883	5,748	3,135	587	1,875	(1,288)
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	297,493	392,004	(94,511)	330,204	659,587	(329,383)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	253,723	273,074	(19,351)	268,549	462,214	(193,665)
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	190	162	28	42	34	8
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	531,339	175,309	356,030	660,224	185,979	474,245
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	313,961	198,398	115,563	526,210	234,293	291,917
VY® Marsico Growth Portfolio - Institutional Class	—	888,913	(888,913)	275,995	279,214	(3,219)
VY® Marsico Growth Portfolio - Service Class	—	6,254	(6,254)	1,200	3,013	(1,813)
VY® MFS Total Return Portfolio - Adviser Class	—	68,573	(68,573)	852	21,324	(20,472)
VY® MFS Total Return Portfolio - Institutional Class	—	4,396,217	(4,396,217)	631,862	841,460	(209,598)
VY® MFS Total Return Portfolio - Service Class	—	1,530,853	(1,530,853)	305,044	378,249	(73,205)
VY® MFS Utilities Portfolio - Service Class	—	2,187,486	(2,187,486)	428,862	504,933	(76,071)

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	172	774	(602)	80	25	55
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	2,269	1,072	1,197	10,585	2,344	8,241
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	2,095,836	1,202,234	893,602	3,020,267	1,234,217	1,786,050
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	4,815,888	3,876,591	939,297	6,750,946	5,100,275	1,650,671
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	2,073	23,600	(21,527)	4,648	23,838	(19,190)
VY® T. Rowe Price Equity Income Portfolio - Service Class	2,013,121	2,219,181	(206,060)	2,094,826	2,299,661	(204,835)
VY® T. Rowe Price International Stock Portfolio - Adviser Class	349	417	(68)	850	470	380
VY® T. Rowe Price International Stock Portfolio - Service Class	87,609	90,434	(2,825)	100,416	140,744	(40,328)
VY® Templeton Global Growth Portfolio - Institutional Class	7,609	5,231	2,378	16,346	29,739	(13,393)
VY® Templeton Global Growth Portfolio - Service Class	173,993	182,526	(8,533)	232,060	178,728	53,332
Voya Money Market Portfolio:						
Voya Money Market Portfolio - Class I	21,872,589	24,500,295	(2,627,706)	16,787,563	17,246,886	(459,323)
Voya Mutual Funds:						
Voya Global Real Estate Fund - Class A	6,560	6,669	(109)	6,408	4,298	2,110
Voya Multi-Manager International Small Cap Fund - Class A	6,040	12,641	(6,601)	7,009	8,686	(1,677)
Voya Partners, Inc.:						
Voya Aggregate Bond Portfolio - Adviser Class	3,492	16,257	(12,765)	4,853	47,043	(42,190)
Voya Aggregate Bond Portfolio - Initial Class	200,523	89,309	111,214	95,578	20,304	75,274
Voya Aggregate Bond Portfolio - Service Class	6,317,060	8,733,815	(2,416,755)	5,805,529	8,834,993	(3,029,464)
Voya Global Bond Portfolio - Adviser Class	1,631	5,115	(3,484)	1,949	5,226	(3,277)
Voya Global Bond Portfolio - Initial Class	4,716,036	5,893,271	(1,177,235)	2,102,380	4,245,650	(2,143,270)
Voya Global Bond Portfolio - Service Class	30,180	32,209	(2,029)	25,212	47,576	(22,364)
Voya Index Solution 2015 Portfolio - Initial Class	41,437	39,483	1,954	31,685	8,890	22,795
Voya Index Solution 2015 Portfolio - Service Class	78,930	36,195	42,735	13,877	30,748	(16,871)
Voya Index Solution 2015 Portfolio - Service 2 Class	39,203	40,530	(1,327)	21,269	12,407	8,862
Voya Index Solution 2025 Portfolio - Initial Class	103,691	33,404	70,287	49,033	8,243	40,790
Voya Index Solution 2025 Portfolio - Service Class	79,995	10,534	69,461	58,152	108	58,044
Voya Index Solution 2025 Portfolio - Service 2 Class	115,966	91,208	24,758	199,431	145,909	53,522
Voya Index Solution 2035 Portfolio - Initial Class	80,221	32,474	47,747	50,917	2,604	48,313
Voya Index Solution 2035 Portfolio - Service Class	61,629	3,894	57,735	17,611	486	17,125
Voya Index Solution 2035 Portfolio - Service 2 Class	62,364	44,415	17,949	125,092	101,407	23,685

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
Voya Index Solution 2045 Portfolio - Initial Class	79,331	13,209	66,122	18,096	1,134	16,962
Voya Index Solution 2045 Portfolio - Service Class	22,326	2,599	19,727	17,635	208	17,427
Voya Index Solution 2045 Portfolio - Service 2 Class	54,200	35,570	18,630	95,152	82,089	13,063
Voya Index Solution 2055 Portfolio - Initial Class	24,539	8,482	16,057	8,386	90	8,296
Voya Index Solution 2055 Portfolio - Service Class	27,913	16,457	11,456	11,383	11,639	(256)
Voya Index Solution 2055 Portfolio - Service 2 Class	13,199	4,884	8,315	14,231	7,632	6,599
Voya Index Solution Income Portfolio - Initial Class	34,836	4,971	29,865	769	—	769
Voya Index Solution Income Portfolio - Service Class	14,325	3	14,322	5,896	31,963	(26,067)
Voya Index Solution Income Portfolio - Service 2 Class	2,621	1,435	1,186	6,930	5,597	1,333
Voya Solution 2015 Portfolio - Adviser Class	—	4,278	(4,278)	—	2,164	(2,164)
Voya Solution 2015 Portfolio - Initial Class	123,459	21,267	102,192	60,603	26,966	33,637
Voya Solution 2015 Portfolio - Service Class	1,088,365	1,296,113	(207,748)	1,382,690	1,732,741	(350,051)
Voya Solution 2015 Portfolio - Service 2 Class	192,801	370,146	(177,345)	364,225	463,007	(98,782)
Voya Solution 2025 Portfolio - Adviser Class	573	3,412	(2,839)	1,126	92	1,034
Voya Solution 2025 Portfolio - Initial Class	156,600	102,645	53,955	18,783	3,494	15,289
Voya Solution 2025 Portfolio - Service Class	1,782,932	1,457,184	325,748	2,202,535	1,944,229	258,306
Voya Solution 2025 Portfolio - Service 2 Class	387,739	424,277	(36,538)	465,269	664,957	(199,688)
Voya Solution 2035 Portfolio - Adviser Class	94	2,888	(2,794)	56	7,192	(7,136)
Voya Solution 2035 Portfolio - Initial Class	98,339	24,053	74,286	19,287	1,589	17,698
Voya Solution 2035 Portfolio - Service Class	1,539,254	1,063,086	476,168	1,898,232	1,431,133	467,099
Voya Solution 2035 Portfolio - Service 2 Class	361,772	411,197	(49,425)	484,750	760,667	(275,917)
Voya Solution 2045 Portfolio - Adviser Class	70	4	66	24	2,464	(2,440)
Voya Solution 2045 Portfolio - Initial Class	25,148	13,743	11,405	28,919	3,722	25,197
Voya Solution 2045 Portfolio - Service Class	1,100,142	933,260	166,882	1,367,633	1,059,776	307,857
Voya Solution 2045 Portfolio - Service 2 Class	209,789	248,904	(39,115)	375,592	743,675	(368,083)
Voya Solution 2055 Portfolio - Initial Class	47,952	1,027	46,925	103	18	85
Voya Solution 2055 Portfolio - Service Class	326,023	143,253	182,770	351,621	133,979	217,642
Voya Solution 2055 Portfolio - Service 2 Class	58,096	47,801	10,295	67,105	57,511	9,594
Voya Solution Balanced Portfolio - Service Class	100,040	52,251	47,789	117,950	42,045	75,905
Voya Solution Income Portfolio - Adviser Class	—	1,801	(1,801)	2	3,788	(3,786)
Voya Solution Income Portfolio - Initial Class	224,552	172,525	52,027	62,747	21,294	41,453

251

| | **Year ended December 31** | | | | | |
| | **2014** | | | **2013** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
Voya Solution Income Portfolio - Service Class	382,007	240,155	141,852	410,224	318,071	92,153
Voya Solution Income Portfolio - Service 2 Class	39,405	58,560	(19,155)	57,663	121,108	(63,445)
Voya Solution Moderately Conservative Portfolio - Service Class	166,705	85,586	81,119	149,927	63,338	86,589
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	1,038	1,203	(165)	146	948	(802)
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	268,668	409,162	(140,494)	522,414	139,063	383,351
VY® American Century Small-Mid Cap Value Portfolio - Service Class	1,501,255	1,595,898	(94,643)	1,274,015	1,119,439	154,576
VY® Baron Growth Portfolio - Adviser Class	831	8,967	(8,136)	5,522	73,476	(67,954)
VY® Baron Growth Portfolio - Service Class	3,991,501	4,506,102	(514,601)	2,734,878	2,214,007	520,871
VY® Columbia Contrarian Core Portfolio - Service Class	168,151	211,457	(43,306)	164,859	219,945	(55,086)
VY® Columbia Small Cap Value II Portfolio - Adviser Class	—	1,703	(1,703)	965	9,045	(8,080)
VY® Columbia Small Cap Value II Portfolio - Service Class	66,448	110,449	(44,001)	192,863	148,862	44,001
VY® Fidelity® VIP Mid Cap Portfolio - Service Class	173	55,311	(55,138)	1,772	106,096	(104,324)
VY® Invesco Comstock Portfolio - Adviser Class	3,694	3,668	26	1,657	1,933	(276)
VY® Invesco Comstock Portfolio - Service Class	2,137,088	2,029,400	107,688	1,431,624	1,118,183	313,441
VY® Invesco Equity and Income Portfolio - Adviser Class	61,538	16,371	45,167	2,199	6,498	(4,299)
VY® Invesco Equity and Income Portfolio - Initial Class	12,469,969	7,461,599	5,008,370	2,614,530	4,223,656	(1,609,126)
VY® Invesco Equity and Income Portfolio - Service Class	691,428	468,040	223,388	855	1,625	(770)
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	459	861	(402)	2,864	7,538	(4,674)
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	130,214	44,285	85,929	315,751	30,476	285,275
VY® JPMorgan Mid Cap Value Portfolio - Service Class	1,959,205	1,971,077	(11,872)	1,096,748	831,046	265,702
VY® Oppenheimer Global Portfolio - Adviser Class	1,337	4,763	(3,426)	2,741	11,495	(8,754)
VY® Oppenheimer Global Portfolio - Initial Class	6,224,212	9,005,922	(2,781,710)	4,099,694	7,003,366	(2,903,672)
VY® Oppenheimer Global Portfolio - Service Class	7,124	5,853	1,271	8,770	7,016	1,754
VY® Pioneer High Yield Portfolio - Initial Class	6,473,942	6,010,825	463,117	2,199,760	1,662,356	537,404
VY® Pioneer High Yield Portfolio - Service Class	14,965	10,213	4,752	36,798	27,818	8,980
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	189	2,296	(2,107)	1,280	13,228	(11,948)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	2,837,157	4,215,240	(1,378,083)	1,705,718	3,687,087	(1,981,369)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	13,246	7,880	5,366	17,059	12,272	4,787
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	2,187	11,925	(9,738)	4,101	10,921	(6,820)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	4,188,100	4,567,469	(379,369)	3,038,143	3,251,128	(212,985)
VY® T. Rowe Price Growth Equity Portfolio - Service Class	64,294	66,822	(2,528)	65,685	59,736	5,949

| | **Year ended December 31** | | | | | |
| | **2014** | | | **2013** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Partners, Inc. (continued):						
VY® Templeton Foreign Equity Portfolio - Adviser Class	1,523	10,449	(8,926)	2,155	14,167	(12,012)
VY® Templeton Foreign Equity Portfolio - Initial Class	4,962,045	5,609,164	(647,119)	2,028,234	2,887,775	(859,541)
VY® Templeton Foreign Equity Portfolio - Service Class	5,213	5,840	(627)	2,183	548	1,635
Voya Series Fund, Inc.:						
Voya Core Equity Research Fund - Class A	2,997	3,357	(360)	2,755	6,458	(3,703)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	1,635,167	1,730,309	(95,142)	798,223	775,820	22,403
Voya Strategic Allocation Growth Portfolio - Class I	733,966	947,155	(213,189)	702,924	783,901	(80,977)
Voya Strategic Allocation Moderate Portfolio - Class I	1,793,016	1,912,695	(119,679)	760,611	956,915	(196,304)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	2,688	12,564	(9,876)	59,211	18,831	40,380
Voya Growth and Income Portfolio - Class I	11,031,502	15,285,768	(4,254,266)	10,208,654	10,332,531	(123,877)
Voya Growth and Income Portfolio - Class S	9,136	5,506	3,630	14,023	535,211	(521,188)
Voya Variable Portfolios, Inc.:						
Voya Index Plus LargeCap Portfolio - Class I	5,670,660	6,341,918	(671,258)	2,479,821	3,444,120	(964,299)
Voya Index Plus LargeCap Portfolio - Class S	242	3,662	(3,420)	273	9,952	(9,679)
Voya Index Plus MidCap Portfolio - Class I	3,087,313	3,870,160	(782,847)	2,671,717	3,399,202	(727,485)
Voya Index Plus MidCap Portfolio - Class S	447	9,960	(9,513)	1,032	1,811	(779)
Voya Index Plus SmallCap Portfolio - Class I	2,285,303	2,736,124	(450,821)	2,542,981	2,574,977	(31,996)
Voya Index Plus SmallCap Portfolio - Class S	1,941	190	1,751	501	1,263	(762)
Voya International Index Portfolio - Class I	1,442,540	1,212,705	229,835	1,003,360	826,945	176,415
Voya International Index Portfolio - Class S	96	4	92	—	5	(5)
Voya Russell™ Large Cap Growth Index Portfolio - Class I	1,247,505	1,040,628	206,877	483,380	467,527	15,853
Voya Russell™ Large Cap Growth Index Portfolio - Class S	3,707	5,271	(1,564)	10,839	2,252	8,587
Voya Russell™ Large Cap Index Portfolio - Class I	1,191,493	530,711	660,782	1,096,770	602,168	494,602
Voya Russell™ Large Cap Index Portfolio - Class S	860,062	853,121	6,941	29,852	23,492	6,360
Voya Russell™ Large Cap Value Index Portfolio - Class I	4,113	4,437	(324)	18,301	16,621	1,680
Voya Russell™ Large Cap Value Index Portfolio - Class S	191,901	122,370	69,531	179,178	131,033	48,145
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	113,781	85,159	28,622	127,573	94,174	33,399
Voya Russell™ Mid Cap Index Portfolio - Class I	1,311,188	537,543	773,645	1,380,864	546,960	833,904
Voya Russell™ Small Cap Index Portfolio - Class I	616,523	323,247	293,276	702,634	314,926	387,708

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Portfolios, Inc. (continued):						
Voya Small Company Portfolio - Class I	2,344,271	2,699,627	(355,356)	1,286,764	1,544,442	(257,678)
Voya Small Company Portfolio - Class S	1,051	1,771	(720)	1,103	349	754
Voya U.S. Bond Index Portfolio - Class I	406,227	201,011	205,216	341,881	502,541	(160,660)
Voya Variable Products Trust:						
Voya International Value Portfolio - Class I	2,519,394	2,881,169	(361,775)	1,664,318	2,014,599	(350,281)
Voya International Value Portfolio - Class S	495	5,528	(5,033)	334	3,231	(2,897)
Voya MidCap Opportunities Portfolio - Class A	—	68	(68)	179	111	68
Voya MidCap Opportunities Portfolio - Class I	1,507,301	1,180,261	327,040	3,543,945	1,146,825	2,397,120
Voya MidCap Opportunities Portfolio - Class S	24,674	31,150	(6,476)	37,234	85,607	(48,373)
Voya SmallCap Opportunities Portfolio - Class I	631,044	675,546	(44,502)	944,352	801,039	143,313
Voya SmallCap Opportunities Portfolio - Class S	1,542	438	1,104	723	840	(117)
Wanger Advisors Trust:						
Wanger International	873,333	703,951	169,382	1,303,795	866,986	436,809
Wanger Select	283,485	1,406,887	(1,123,402)	580,916	1,221,499	(640,583)
Wanger USA	396,744	729,662	(332,918)	736,330	800,037	(63,707)
Washington Mutual Investors Fund[SM]:						
Washington Mutual Investors Fund[SM] - Class R-3	75,199	92,828	(17,629)	90,485	147,537	(57,052)
Washington Mutual Investors Fund[SM] - Class R-4	1,207,855	1,113,451	94,404	1,320,301	1,614,505	(294,204)
Wells Fargo Funds Trust:						
Wells Fargo Advantage Small Cap Value Fund - Class A	2,661	3,325	(664)	1,847	4,465	(2,618)
Wells Fargo Advantage Special Small Cap Value Fund - Class A	392,932	598,893	(205,961)	444,058	733,586	(289,528)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2014, 2013, 2012, 2011, and 2010, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Floating Rate Fund - Class R5													
2014	07/29/2014	3	$9.90	to	$9.92	$32	(e)	0.95%	to	1.25%	(e)		
2013		(e)		(e)		(e)	(e)	(e)			(e)		
2012		(e)		(e)		(e)	(e)	(e)			(e)		
2011		(e)		(e)		(e)	(e)	(e)			(e)		
2010		(e)		(e)		(e)	(e)	(e)			(e)		
Invesco Mid Cap Core Equity Fund - Class A													
2014		211	$17.86	to	$22.40	$4,057	-	0.15%	to	1.70%	2.73%	to	4.35%
2013		246	$17.35	to	$21.65	$4,574	-	0.15%	to	1.70%	27.06%	to	28.99%
2012		314	$13.63	to	$16.93	$4,552	0.51%	0.00%	to	1.70%	8.48%	to	10.43%
2011		371	$12.54	to	$15.49	$4,891	-	0.00%	to	1.70%	-7.81%	to	-6.25%
2010		361	$13.57	to	$16.69	$5,115	0.08%	0.00%	to	1.70%	10.66%	to	12.54%
Invesco Small Cap Growth Fund - Class A													
2014		4		$24.48		$90	-		1.00%			6.57%	
2013		2		$22.97		$38	-		1.00%			38.54%	
2012		2		$16.58		$26	-		1.00%			17.17%	
2011		2		$14.15		$32	-		1.00%			-2.28%	
2010		3		$14.48		$42	-		1.00%			25.04%	
Invesco International Growth Fund - Class R5													
2014		34		$11.99		$408	1.92%		0.95%			-0.75%	
2013		18		$12.08		$217	2.43%		0.95%			17.97%	
2012	11/30/2012	3		$10.24		$30	(c)		0.95%			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	

255

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Endeavor Fund - Class A													
2014		3	$19.14	to	$19.85	$51	-	0.45%	to	1.20%	6.77%	to	7.12%
2013		3	$17.86	to	$18.53	$63	-	0.45%	to	1.40%	26.22%	to	27.44%
2012		2	$14.15	to	$14.54	$36	(f)	0.45%	to	1.40%		(f)	
2011	07/19/2011	-		$12.26		-	(b)		0.75%			(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Invesco Global Health Care Fund - Investor Class													
2014		6	$64.44	to	$70.86	$442	-	0.50%	to	1.50%	18.56%	to	19.76%
2013		6	$54.35	to	$59.17	$356	0.34%	0.50%	to	1.50%	40.40%	to	41.83%
2012		6	$38.71	to	$41.72	$234	0.49%	0.50%	to	1.50%	18.96%	to	20.16%
2011		5	$32.54	to	$34.72	$176	0.56%	0.50%	to	1.50%	3.00%	to	3.49%
2010		6	$31.62	to	$33.40	$183	-	0.55%	to	1.55%	3.00%	to	4.05%
Invesco High Yield Fund - Class R5													
2014	08/06/2014	4	$9.71	to	$9.77	$35	(e)	0.40%	to	1.40%		(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
2010		(e)		(e)		(e)	(e)		(e)			(e)	
Invesco American Value Fund - Class R5													
2014	06/16/2014	21	$10.83	to	$10.86	$231	(e)	0.95%	to	1.40%		(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
2010		(e)		(e)		(e)	(e)		(e)			(e)	
Invesco Energy Fund - Class R5													
2014	08/27/2014	-	$7.51	to	$7.53	-	(e)	1.05%	to	1.40%		(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
2010		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Small Cap Value Fund - Class A													
2014		15	$26.40	to	$28.81	$423	-	0.20%	to	1.75%	5.31%	to	6.90%
2013		12	$25.07	to	$26.95	$318	-	0.20%	to	1.75%	41.72%	to	43.25%
2012		8	$17.69	to	$18.65	$141	-	0.30%	to	1.75%	20.42%	to	22.13%
2011		5	$14.69	to	$15.27	$82	-	0.30%	to	1.75%	-9.82%	to	-8.45%
2010	01/28/2010	7	$16.29	to	$16.68	$120	(a)	0.30%	to	1.75%		(a)	
Invesco V.I. American Franchise Fund - Series I Shares													
2014		686	$14.43	to	$55.13	$27,172	0.04%	0.00%	to	1.50%	6.83%	to	8.52%
2013		698	$13.50	to	$50.84	$26,065	0.42%	0.00%	to	1.50%	38.04%	to	40.13%
2012	04/27/2012	702	$9.77	to	$36.28	$19,755	(c)	0.00%	to	1.50%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
Invesco V.I. Core Equity Fund - Series I Shares													
2014		2,593	$12.43	to	$22.25	$39,632	0.86%	0.00%	to	1.95%	6.04%	to	8.16%
2013		2,807	$11.63	to	$20.68	$40,151	1.40%	0.00%	to	1.95%	26.73%	to	29.22%
2012		3,096	$9.11	to	$16.08	$34,682	0.97%	0.00%	to	1.95%	11.59%	to	13.87%
2011		3,494	$8.08	to	$14.19	$34,790	0.97%	0.00%	to	1.95%	-2.01%		
2010		3,820	$8.17	to	$14.12	$38,408	0.94%	0.00%	to	1.95%	7.44%	to	9.68%
Alger Capital Appreciation Fund - Class A													
2014		64	$20.24	to	$21.20	$1,335	-	0.20%	to	1.15%	11.91%	to	12.55%
2013		39	$18.13	to	$18.75	$723	-	0.25%	to	1.10%	34.20%	to	34.60%
2012	05/01/2012	35	$13.55	to	$13.93	$492	(c)	0.25%	to	1.20%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
Alger Green Fund - Class A													
2014		181	$12.85	to	$22.00	$3,775	-	0.00%	to	1.50%	3.22%	to	4.81%
2013		209	$12.42	to	$20.99	$4,212	-	0.00%	to	1.50%	32.75%	to	34.72%
2012		135	$9.35	to	$15.58	$2,030	0.16%	0.00%	to	1.50%	13.20%	to	14.90%
2011		123	$8.25	to	$13.56	$1,622	-	0.00%	to	1.50%	-6.66%	to	-5.24%
2010		114	$8.90	to	$14.36	$1,614	-	0.00%	to	1.50%	7.97%	to	9.57%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AllianceBernstein Growth and Income Fund - Class A													
2014		11	$18.09	to	$18.90	$201	1.04%	0.70%	to	1.10%	7.61%	to	7.97%
2013		11	$16.81	to	$17.66	$183	0.52%	0.60%	to	1.10%	32.89%	to	33.48%
2012		16	$12.65	to	$13.23	$201	1.07%	0.60%	to	1.10%	16.16%	to	16.87%
2011		16	$10.71	to	$11.32	$172	1.10%	0.60%	to	1.30%	4.18%	to	4.91%
2010		18	$10.14	to	$10.79	$191	0.52%	0.60%	to	1.50%	11.39%	to	12.40%
AllianceBernstein Growth and Income Portfolio - Class A													
2014		23	$19.21	to	$19.41	$443	1.43%	1.15%	to	1.25%	8.16%	to	8.25%
2013		38	$17.76	to	$17.93	$674	1.04%	1.15%	to	1.25%	33.23%	to	33.41%
2012		36	$13.33	to	$13.44	$476	1.69%	1.15%	to	1.25%	16.11%	to	16.16%
2011		41	$11.48	to	$11.57	$473	1.29%	1.15%	to	1.25%	5.03%	to	5.18%
2010		42	$10.93	to	$11.11	$457	-	1.00%	to	1.25%	11.64%	to	12.00%
AllianzGI NFJ Dividend Value Fund - Class A													
2014		12	$21.76	to	$22.13	$261	1.97%	0.70%	to	1.00%	8.53%	to	8.85%
2013		12	$20.05	to	$20.33	$246	2.21%	0.70%	to	1.00%	27.38%	to	27.78%
2012		13	$15.74	to	$15.91	$206	2.60%	0.70%	to	1.00%		12.83%	
2011		13	$13.95	to	$14.03	$179	2.29%	0.80%	to	1.00%		2.05%	
2010		19	$13.67	to	$13.74	$258	3.06%	0.70%	to	1.00%		11.96%	
AllianzGI NFJ Large-Cap Value Fund - Institutional Class													
2014		2		$13.12		$27	3.85%		0.80%			10.72%	
2013		2		$11.85		$25	3.33%		0.80%			31.67%	
2012		4		$9.00		$35	2.58%		0.80%			13.21%	
2011		374	$7.95	to	$8.19	$3,063	2.91%	0.00%	to	0.80%	1.02%	to	1.87%
2010		234	$7.78	to	$8.04	$1,879	2.62%	0.00%	to	1.25%	11.30%	to	12.76%
AllianzGI NFJ Small-Cap Value Fund - Class A													
2014		21	$24.04	to	$27.25	$548	2.47%	0.50%	to	1.65%	-0.04%	to	1.04%
2013		23	$24.05	to	$26.82	$584	1.22%	0.55%	to	1.65%	29.37%	to	30.83%
2012		20	$18.59	to	$20.50	$400	1.26%	0.55%	to	1.65%	8.52%	to	9.74%
2011		22	$17.13	to	$18.68	$395	1.51%	0.55%	to	1.65%	0.47%	to	1.52%
2010		22	$17.05	to	$18.40	$398	1.04%	0.55%	to	1.65%	22.84%	to	24.05%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Amana Growth Fund - Investor Class													
2014		2,369	$15.70	to	$21.91	$42,462	0.36%	0.00%	to	1.65%	12.13%	to	14.07%
2013		2,537	$13.97	to	$19.22	$39,761	0.61%	0.00%	to	1.65%	20.84%	to	22.89%
2012		2,780	$11.55	to	$15.64	$35,389	0.28%	0.00%	to	1.65%	9.54%	to	11.18%
2011		2,411	$10.54	to	$14.07	$27,822	0.10%	0.00%	to	1.60%	-3.30%	to	-1.81%
2010		1,503	$10.90	to	$14.33	$18,000	0.03%	0.00%	to	1.65%	14.12%	to	47.13%
Amana Income Fund - Investor Class													
2014		4,115	$16.20	to	$21.19	$74,812	1.56%	0.00%	to	1.60%	7.50%	to	9.12%
2013		4,314	$15.07	to	$19.47	$72,426	1.58%	0.00%	to	1.65%	27.55%	to	29.71%
2012		3,978	$11.79	to	$15.12	$51,965	1.71%	0.00%	to	1.65%	-9.31%	to	9.67%
2011		3,336	$10.92	to	$13.94	$40,417	1.63%	0.00%	to	1.50%	0.45%	to	1.99%
2010		2,466	$10.87	to	$13.81	$29,407	1.54%	0.00%	to	1.55%	10.51%	to	35.39%
American Balanced Fund® - Class R-3													
2014		383	$17.09	to	$20.24	$7,317	1.19%	0.00%	to	1.55%	6.81%	to	8.53%
2013		415	$16.00	to	$18.65	$7,353	1.39%	0.00%	to	1.55%	19.49%	to	21.34%
2012		396	$13.39	to	$15.37	$5,771	1.67%	0.00%	to	1.55%	12.05%	to	13.85%
2011		446	$11.95	to	$13.50	$5,726	1.88%	0.00%	to	1.55%	1.96%	to	3.45%
2010		497	$11.72	to	$13.05	$6,178	1.82%	0.00%	to	1.55%	11.01%	to	12.69%
American Beacon Small Cap Value Fund - Investor Class													
2014	05/16/2014	6	$10.60	to	$10.61	$64	(e)	0.95%	to	1.00%		(e)	
2013		(e)	(e)			(e)	(e)	(e)				(e)	
2012		(e)	(e)			(e)	(e)	(e)				(e)	
2011		(e)	(e)			(e)	(e)	(e)				(e)	
2010		(e)	(e)			(e)	(e)	(e)				(e)	
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class													
2014		2,408	$9.85	to	$12.79	$29,023	1.48%	0.00%	to	1.90%	0.70%	to	2.65%
2013		2,767	$11.41	to	$12.46	$32,860	1.18%	0.00%	to	1.90%	-10.79%	to	-9.12%
2012		4,134	$12.79	to	$13.71	$54,588	2.39%	0.00%	to	1.90%	4.66%	to	6.69%
2011		3,484	$12.22	to	$12.85	$43,588	3.98%	0.00%	to	1.90%	10.89%	to	13.02%
2010		1,607	$11.02	to	$11.37	$17,967	2.49%	0.00%	to	1.90%	3.75%	to	5.47%

259

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
American Century Investments® Income & Growth Fund - A Class													
2014		636	$17.09	to	$55.06	$10,906	1.87%	0.75%	to	1.20%	10.90%	to	11.39%
2013		624	$15.41	to	$49.43	$9,649	2.07%	0.75%	to	1.20%	33.77%	to	34.36%
2012		552	$11.52	to	$36.79	$6,374	1.95%	0.75%	to	1.10%	13.05%	to	13.17%
2011		523	$10.19	to	$31.52	$5,331	1.36%		1.00%		1.70%	to	1.71%
2010		509	$10.02	to	$30.99	$5,100	1.15%		1.00%		12.69%	to	12.71%
Fundamental Investors[SM] - Class R-3													
2014		149	$13.59	to	$15.06	$2,170	0.68%	0.00%	to	1.55%	6.92%	to	8.50%
2013		143	$12.71	to	$13.88	$1,936	1.15%	0.00%	to	1.55%	29.04%	to	31.07%
2012		116	$9.85	to	$10.59	$1,203	1.05%	0.00%	to	1.55%	14.94%	to	16.89%
2011		123	$8.57	to	$9.06	$1,093	1.48%	0.00%	to	1.55%	-3.71%	to	-2.27%
2010		87	$8.90	to	$9.27	$793	1.08%	0.00%	to	1.55%	12.17%	to	13.42%
Fundamental Investors[SM] - Class R-4													
2014		4,638	$13.91	to	$15.37	$67,392	1.07%	0.00%	to	1.50%	7.25%	to	8.93%
2013		3,811	$12.97	to	$14.11	$51,196	1.37%	0.00%	to	1.50%	29.57%	to	31.50%
2012		3,619	$10.01	to	$10.73	$37,284	1.30%	0.00%	to	1.50%	15.32%	to	17.01%
2011		3,649	$8.68	to	$9.17	$32,351	1.71%	0.00%	to	1.50%	-3.34%	to	-1.93%
2010		3,501	$8.98	to	$9.35	$31,928	1.44%	0.00%	to	1.50%	12.25%	to	14.02%
American Funds American Mutual Fund® - Class R-4													
2014		127	$16.21	to	$17.16	$2,154	1.97%	0.00%	to	1.40%	11.00%	to	12.60%
2013		59	$14.60	to	$15.24	$888	1.90%	0.00%	to	1.40%	26.08%	to	26.92%
2012		5	$11.58	to	$11.74	$61	2.99%	0.75%	to	1.40%	10.60%	to	11.39%
2011	07/21/2011	1	$10.47	to	$10.54	$6	(b)	0.75%	to	1.40%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Ariel Appreciation Fund - Investor Class													
2014		30	$20.37	to	$23.47	$697	0.70%	0.60%	to	1.90%	6.09%	to	7.46%
2013		35	$19.20	to	$21.84	$740	0.75%	0.60%	to	1.90%	43.50%	to	45.41%
2012		59	$13.38	to	$15.02	$866	0.91%	0.60%	to	1.90%	17.06%	to	18.64%
2011		55	$11.43	to	$12.66	$679	0.40%	0.60%	to	1.90%	-9.07%	to	-8.08%
2010		62	$12.40	to	$13.61	$833	-	0.75%	to	2.10%	17.20%	to	18.76%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Ariel Fund - Investor Class													
2014		590	$18.58	to	$30.44	$11,912	0.60%	0.00%	to	1.90%	8.90%	to	10.91%
2013		571	$17.00	to	$27.52	$10,567	0.82%	0.00%	to	1.90%	41.91%	to	44.72%
2012		258	$11.93	to	$18.86	$3,328	0.97%	0.00%	to	1.90%	18.22%	to	20.37%
2011		286	$10.06	to	$15.99	$3,064	0.25%	0.00%	to	1.70%	-12.80%	to	-11.35%
2010		202	$11.52	to	$17.82	$2,518	-	0.00%	to	2.10%	23.35%	to	25.12%
Artisan International Fund - Investor Shares													
2014		1,146	$10.83	to	$19.47	$13,092	0.84%	0.00%	to	1.50%	-2.49%	to	-0.99%
2013		885	$11.10	to	$19.92	$10,284	1.14%	0.00%	to	1.50%	23.33%	to	25.18%
2012		537	$9.00	to	$15.91	$5,043	1.43%	0.00%	to	1.50%	23.46%	to	25.32%
2011		354	$7.29	to	$12.80	$2,674	1.43%	0.00%	to	1.50%	-8.65%	to	-7.23%
2010		306	$7.98	to	$13.98	$2,510	0.92%	0.00%	to	1.50%	4.44%	to	5.87%
Aston/Fairpointe Mid Cap Fund - Class N													
2014		2,535	$15.45	to	$20.37	$47,419	0.11%	0.00%	to	1.50%	8.08%	to	9.69%
2013		1,924	$14.21	to	$18.57	$33,435	-	0.00%	to	1.50%	42.35%	to	44.51%
2012		712	$9.93	to	$12.85	$8,892	1.09%	0.00%	to	1.50%	14.67%	to	16.39%
2011		512	$10.77	to	$11.04	$5,556	0.24%	0.00%	to	1.50%	-7.87%	to	-6.79%
2010	05/24/2010	249	$11.69	to	$11.79	$2,925	(a)	0.25%	to	1.50%		(a)	
BlackRock Equity Dividend Fund - Investor A Shares													
2014		92	$17.57	to	$18.96	$1,697	1.66%	0.10%	to	1.65%	7.26%	to	8.97%
2013		84	$16.38	to	$17.40	$1,434	1.80%	0.10%	to	1.65%	22.33%	to	24.20%
2012		74	$13.39	to	$14.01	$1,014	2.40%	0.10%	to	1.65%	10.52%	to	11.69%
2011		39	$12.26	to	$12.49	$487	2.09%	0.25%	to	1.25%		4.75%	
2010	07/19/2010	15		$11.80		$183	(a)		0.80%			(a)	
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares													
2014	08/05/2014	2	$10.24	to	$10.30	$21	(e)	0.40%	to	1.40%		(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
2010		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares													
2014		689	$23.40	to	$25.47	$16,783	0.49%	0.00%	to	1.50%	4.79%	to	6.39%
2013		696	$22.33	to	$23.94	$16,116	0.56%	0.00%	to	1.50%	31.35%	to	33.30%
2012		556	$17.00	to	$17.96	$9,764	0.37%	0.00%	to	1.50%	11.48%	to	13.17%
2011		478	$15.25	to	$15.91	$7,480	0.42%	0.00%	to	1.50%	-2.06%	to	-0.56%
2010		285	$15.57	to	$16.16	$4,516	-	0.00%	to	1.50%	24.01%	to	25.18%
Bond Fund of America[SM] - Class R-4													
2014		789	$11.40	to	$12.60	$9,317	2.09%	0.00%	to	1.50%	3.92%	to	5.53%
2013		819	$10.97	to	$11.94	$9,244	2.35%	0.00%	to	1.50%	-3.43%	to	-1.97%
2012		942	$11.36	to	$12.18	$10,954	2.62%	0.00%	to	1.50%	4.32%	to	5.91%
2011		831	$10.89	to	$11.50	$9,219	3.28%	0.00%	to	1.50%	4.91%	to	6.48%
2010		780	$10.38	to	$10.80	$8,210	4.03%	0.00%	to	1.50%	5.70%	to	7.25%
Calvert VP SRI Balanced Portfolio													
2014		1,780	$13.52	to	$44.87	$53,491	1.54%	0.00%	to	1.50%	7.95%	to	9.60%
2013		1,917	$12.44	to	$41.44	$52,700	1.06%	0.00%	to	1.50%	16.21%	to	18.04%
2012		1,973	$10.64	to	$35.53	$46,174	1.25%	0.00%	to	1.50%	8.85%	to	10.41%
2011		2,054	$9.72	to	$32.50	$44,041	1.30%	0.00%	to	1.50%	2.98%	to	4.61%
2010		2,182	$9.38	to	$31.39	$45,223	1.41%	0.00%	to	1.50%	10.42%	to	12.09%
Capital World Growth & Income Fund[SM] - Class R-3													
2014		41	$18.22	to	$19.56	$775	2.05%	0.00%	to	1.25%	2.36%	to	3.66%
2013		37	$17.80	to	$18.87	$685	2.17%	0.00%	to	1.25%	22.93%	to	24.55%
2012		35	$14.48	to	$15.15	$513	2.16%	0.00%	to	1.25%	17.34%	to	18.52%
2011		33	$12.34	to	$12.69	$415	2.06%	0.20%	to	1.25%	-9.00%	to	-8.04%
2010		27	$13.56	to	$13.80	$363	2.65%	0.20%	to	1.25%	6.85%	to	6.85%
Cohen & Steers Realty Shares, Inc.													
2014		469	$14.01	to	$14.81	$6,678	2.44%	0.00%	to	1.50%	28.18%	to	30.26%
2013		220	$10.93	to	$11.37	$2,434	2.76%	0.00%	to	1.50%	1.58%	to	3.08%
2012		197	$10.76	to	$11.03	$2,138	2.49%	0.00%	to	1.50%	13.98%	to	15.46%
2011	05/13/2011	71	$9.44	to	$9.52	$677	(b)	0.25%	to	1.50%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
ColumbiaSM Acorn® Fund - Class A Shares													
2014		5	$18.64	to	$18.92	$100	-	0.70%	to	1.00%	-0.48%	to	-0.26%
2013		5	$18.40	to	$18.88	$103	-	0.80%	to	1.45%	28.67%	to	29.39%
2012		6	$14.30	to	$14.53	$85	-	0.90%	to	1.45%	15.88%	to	16.52%
2011		6	$12.34	to	$12.47	$69	-	0.90%	to	1.45%		-5.98%	
2010	08/06/2010	1	$13.20	to	$13.23	$9	(a)	0.95%	to	1.15%		(a)	
ColumbiaSM Acorn® Fund - Class Z Shares													
2014		4		$15.35		$58	-		1.25%			-0.45%	
2013		4		$15.42		$54	-		1.25%			29.25%	
2012		3		$11.93		$39	-		1.25%			16.50%	
2011		1,012	$10.24	to	$10.72	$10,848	0.32%	0.00%	to	1.25%	-5.80%	to	-4.63%
2010		631	$10.87	to	$11.24	$7,095	0.17%	0.00%	to	1.25%	24.37%	to	26.01%
Columbia Mid Cap Value Fund - Class A Shares													
2014		656	$14.97	to	$16.82	$10,416	0.50%	0.00%	to	1.75%	10.20%	to	11.72%
2013		419	$13.72	to	$14.89	$5,980	0.40%	0.15%	to	1.60%	32.95%	to	34.88%
2012		388	$10.32	to	$10.98	$4,121	0.76%	0.25%	to	1.60%	14.67%	to	16.22%
2011		413	$9.00	to	$9.45	$3,805	0.57%	0.25%	to	1.60%	-5.74%	to	-4.55%
2010		399	$9.54	to	$9.90	$3,877	1.20%	0.25%	to	1.65%	21.09%	to	22.68%
Columbia Mid Cap Value Fund - Class Z Shares													
2014		-		$16.23		$2	-		0.80%			11.47%	
2013		-		$14.56		$2	-		0.80%			34.32%	
2012		-		$10.84		$1	0.75%		0.80%			15.94%	
2011		557	$9.35	to	$9.63	$5,363	1.04%	0.00%	to	0.80%	-4.79%	to	-3.99%
2010		273	$9.82	to	$10.03	$2,739	1.48%	0.00%	to	0.80%	22.14%	to	23.22%
CRM Mid Cap Value Fund - Investor Shares													
2014		13	$20.38	to	$21.75	$288	0.67%	0.40%	to	1.55%	4.22%	to	5.01%
2013		15	$19.53	to	$20.60	$313	0.37%	0.45%	to	1.60%	30.99%	to	32.48%
2012		15	$14.83	to	$15.55	$232	0.89%	0.45%	to	1.75%	15.93%	to	17.09%
2011		16	$12.93	to	$13.28	$216	0.46%	0.45%	to	1.45%	-8.33%	to	-7.59%
2010		16	$14.11	to	$14.37	$223	0.68%	0.45%	to	1.55%	17.78%	to	18.08%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Davis Financial Fund - Class Y													
2014	08/28/2014	-		$10.48		-	(e)		0.95%			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
2010		(e)		(e)		(e)	(e)		(e)			(e)	
Delaware Diversified Income Fund - Class A													
2014		434		$10.27		$4,462	3.65%		0.95%			4.16%	
2013		191		$9.86		$1,887	4.09%		0.95%			-2.38%	
2012	09/14/2012	79		$10.10		$801	(c)		0.95%			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
Delaware Small Cap Value Fund - Class A													
2014		55	$12.49	to	$12.73	$692	0.50%	0.25%	to	1.40%	4.07%	to	5.12%
2013	05/10/2013	9	$12.03	to	$12.11	$109	(d)	0.25%	to	1.25%		(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
2010		(d)		(d)		(d)	(d)		(d)			(d)	
Deutsche Small Cap Growth Fund - Class S													
2014	08/15/2014	2	$10.98	to	$11.00	$24	(e)	1.05%	to	1.40%		(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
2010		(e)		(e)		(e)	(e)		(e)			(e)	
Dodge & Cox International Stock Fund													
2014		27	$13.95	to	$14.98	$393	2.33%	0.50%	to	1.95%	-1.90%	to	-0.47%
2013		26	$14.22	to	$15.05	$380	1.99%	0.50%	to	1.95%	23.87%	to	25.42%
2012		19	$11.48	to	$11.88	$224	2.78%	0.75%	to	1.95%	18.85%	to	20.12%
2011		14	$9.69	to	$9.89	$136	(f)	0.75%	to	1.85%		(f)	
2010	10/18/2010	-		$11.80		$4	(a)		1.35%			(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Dodge & Cox Stock Fund													
2014		15	$19.45	to	$20.73	$302	1.86%	0.50%	to	1.80%	8.46%	to	9.86%
2013		7	$17.93	to	$18.87	$128	1.28%	0.50%	to	1.80%		38.03%	
2012		2	$12.99	to	$13.16	$28	(f)	1.35%	to	1.80%		(f)	
2011	01/10/2011	2	$10.86	to	$10.98	$24	(b)	1.15%	to	1.70%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Deutsche Equity 500 Index Fund - Class S													
2014		33		$22.89		$746	1.83%		1.00%			12.15%	
2013		33		$20.41		$676	1.89%		1.00%			30.67%	
2012		31		$15.62		$491	2.02%		1.00%			14.43%	
2011		29		$13.65		$400	1.86%		1.00%			0.89%	
2010		26		$13.53		$351	1.67%		1.00%			13.79%	
Eaton Vance Large-Cap Value Fund - Class R Shares													
2014		5	$19.91	to	$20.89	$93	0.89%	0.20%	to	1.05%	9.52%	to	10.47%
2013		7	$18.18	to	$18.91	$131	0.87%	0.20%	to	1.05%	28.16%	to	28.73%
2012		7	$14.13	to	$14.69	$98	1.39%	0.20%	to	1.25%	14.04%	to	15.31%
2011		4	$12.29	to	$12.74	$46	2.38%	0.20%	to	1.55%	-5.26%	to	-4.93%
2010		3	$13.20	to	$13.40	$38	-	0.20%	to	1.10%	9.09%	to	9.17%
EuroPacific Growth Fund® - Class R-3													
2014		349	$18.22	to	$21.58	$7,100	0.95%	0.00%	to	1.55%	-4.46%	to	-2.92%
2013		410	$19.07	to	$22.23	$8,662	0.65%	0.00%	to	1.55%	18.01%	to	19.77%
2012		494	$16.16	to	$18.56	$8,750	1.35%	0.00%	to	1.55%	17.02%	to	18.90%
2011		649	$13.81	to	$15.61	$9,736	1.18%	0.00%	to	1.55%	-15.17%	to	-13.85%
2010		742	$16.06	to	$18.12	$12,954	1.19%	0.00%	to	1.75%	7.21%	to	9.09%
EuroPacific Growth Fund® - Class R-4													
2014		15,222	$10.24	to	$22.06	$295,528	1.33%	0.00%	to	1.50%	-4.13%	to	-2.61%
2013		15,518	$10.61	to	$22.67	$314,660	1.02%	0.00%	to	1.50%	18.42%	to	20.50%
2012		15,728	$8.91	to	$18.86	$268,614	1.82%	0.00%	to	1.50%	17.44%	to	19.23%
2011		16,297	$7.54	to	$15.82	$235,342	1.54%	0.00%	to	1.50%	-14.91%	to	-13.60%
2010		16,595	$8.81	to	$18.31	$279,835	1.48%	0.00%	to	1.50%	7.74%	to	9.40%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity Advisor® New Insights Fund - Institutional Class													
2014		51	$10.87	to	$20.27	$934	0.24%	0.40%	to	1.95%	7.38%	to	9.10%
2013		40	$17.49	to	$18.58	$729	-	0.40%	to	1.95%	30.13%	to	32.15%
2012		34	$13.44	to	$14.06	$465	-	0.40%	to	1.95%	14.15%	to	15.72%
2011		22	$11.82	to	$12.15	$259	(f)	0.40%	to	1.85%		(f)	
2010	08/12/2010	3	$12.21	to	$12.24	$38	(a)	0.90%	to	1.15%		(a)	
Fidelity® VIP Equity-Income Portfolio - Initial Class													
2014		9,616	$12.83	to	$44.27	$301,864	2.80%	0.00%	to	1.95%	6.58%	to	8.75%
2013		10,575	$11.91	to	$41.19	$306,607	2.51%	0.00%	to	1.95%	25.63%	to	28.10%
2012		11,678	$9.38	to	$32.52	$264,552	3.11%	0.00%	to	1.95%	15.02%	to	17.37%
2011		13,226	$8.07	to	$28.04	$256,279	2.48%	0.00%	to	1.95%	-0.94%	to	1.01%
2010		14,409	$8.06	to	$28.09	$280,318	1.76%	0.00%	to	2.15%	12.73%	to	15.25%
Fidelity® VIP Growth Portfolio - Initial Class													
2014		10,303	$13.57	to	$45.36	$292,498	0.19%	0.00%	to	1.75%	9.42%	to	11.34%
2013		10,711	$12.30	to	$41.23	$275,001	0.28%	0.00%	to	1.75%	33.95%	to	36.33%
2012		11,796	$9.10	to	$30.59	$225,077	0.62%	0.00%	to	1.75%	12.69%	to	14.70%
2011		12,717	$8.01	to	$26.98	$214,512	0.38%	0.00%	to	1.80%	-1.49%	to	0.18%
2010		13,207	$8.07	to	$27.24	$225,726	0.34%	0.00%	to	1.85%	21.91%	to	24.36%
Fidelity® VIP High Income Portfolio - Initial Class													
2014		812	$14.94	to	$15.85	$12,151	6.10%	0.95%	to	1.50%	-0.38%	to	0.20%
2013		759	$14.91	to	$15.91	$11,354	5.55%	0.95%	to	1.50%	4.40%	to	5.00%
2012		852	$14.20	to	$15.24	$12,167	6.21%	0.95%	to	1.50%	12.56%	to	13.15%
2011		770	$12.55	to	$13.54	$9,729	6.80%	0.95%	to	1.50%	2.42%	to	3.04%
2010		812	$12.18	to	$13.22	$9,957	7.77%	0.95%	to	1.50%	12.13%	to	12.78%
Fidelity® VIP Overseas Portfolio - Initial Class													
2014		1,667	$8.96	to	$24.80	$29,883	1.30%	0.00%	to	1.50%	-9.46%	to	-8.07%
2013		1,864	$9.83	to	$27.07	$36,312	1.36%	0.00%	to	1.50%	28.47%	to	30.42%
2012		1,924	$7.61	to	$20.76	$29,379	1.91%	0.00%	to	1.50%	18.92%	to	20.83%
2011		2,181	$6.36	to	$17.19	$27,985	1.44%	0.00%	to	1.50%	-18.39%	to	-17.16%
2010		2,316	$7.74	to	$20.75	$36,340	1.31%	0.00%	to	1.50%	11.42%	to	13.20%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Contrafund® Portfolio - Initial Class													
2014		32,591	$14.21	to	$60.97	1,379,550	0.95%	0.00%	to	1.95%	9.83%	to	12.30%
2013		34,517	$12.81	to	$54.32	1,320,713	1.07%	0.00%	to	1.95%	28.75%	to	31.32%
2012		36,247	$9.84	to	$41.86	1,085,469	1.39%	0.00%	to	1.95%	14.15%	to	16.42%
2011		37,831	$8.53	to	$36.35	988,331	1.03%	0.00%	to	1.95%	-4.39%	to	-2.54%
2010		38,963	$8.83	to	$37.67	1,058,819	1.19%	0.00%	to	2.15%	14.74%	to	17.37%
Fidelity® VIP Index 500 Portfolio - Initial Class													
2014		3,986	$44.11	to	$44.18	176,091	1.67%	0.95%	to	1.20%	12.22%	to	12.50%
2013		3,904	$39.21	to	$39.37	153,676	1.96%	0.95%	to	1.20%	30.71%	to	31.01%
2012		3,845	$29.93	to	$30.12	115,759	2.20%	0.95%	to	1.10%	14.66%	to	14.81%
2011		3,936	$26.07	to	$26.27	103,342	1.98%	0.95%	to	1.00%	1.04%	to	1.09%
2010		4,089	$25.79	to	$26.00	106,249	1.90%	0.95%	to	1.00%	13.84%	to	13.91%
Fidelity® VIP Mid Cap Portfolio - Initial Class													
2014		1,283		$22.96		29,464	0.26%		-			6.30%	
2013		1,290		$21.60		27,855	0.52%		-			36.19%	
2012		1,299		$15.86		20,599	0.66%		-			14.84%	
2011		1,311		$13.81		18,110	0.26%		-			-10.61%	
2010		1,329		$15.45		20,531	0.39%		-			28.86%	
Fidelity® VIP Asset Manager Portfolio - Initial Class													
2014		759	$29.83	to	$29.88	22,661	1.50%	0.95%	to	1.20%	4.59%	to	4.81%
2013		814	$28.46	to	$28.57	23,250	1.53%	0.95%	to	1.20%	14.33%	to	14.62%
2012		905	$24.83	to	$24.99	22,592	1.59%	0.95%	to	1.10%	11.26%	to	11.40%
2011		930	$22.29	to	$22.46	20,844	2.01%	0.95%	to	1.00%	-3.52%	to	-3.46%
2010		947	$23.09	to	$23.28	22,008	1.67%	0.95%	to	1.00%	13.12%	to	13.19%
Franklin Mutual Global Discovery Fund - Class R													
2014		108	$13.50	to	$25.31	2,593	1.88%	0.10%	to	1.55%	3.20%	to	4.55%
2013		113	$13.03	to	$24.06	2,610	1.27%	0.15%	to	1.55%	23.10%	to	24.86%
2012		131	$10.55	to	$19.27	2,419	1.30%	0.15%	to	1.55%	11.32%	to	12.89%
2011		171	$15.28	to	$17.07	2,800	1.26%	0.15%	to	1.55%	-4.68%	to	-3.42%
2010		228	$15.81	to	$17.53	3,888	1.60%	0.25%	to	1.75%	8.96%	to	10.53%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Franklin Biotechnology Discovery Fund - Advisor Class													
2014	09/10/2014	7	$10.88	to	$14.12	$97	(e)	0.95%	to	1.25%	(e)		
2013		(e)		(e)		(e)	(e)		(e)		(e)		
2012		(e)		(e)		(e)	(e)		(e)		(e)		
2011		(e)		(e)		(e)	(e)		(e)		(e)		
2010		(e)		(e)		(e)	(e)		(e)		(e)		
Franklin Natural Resources Fund - Advisor Class													
2014	08/27/2014	-	$7.30	to	$7.31	$3	(e)	1.15%	to	1.40%	(e)		
2013		(e)		(e)		(e)	(e)		(e)		(e)		
2012		(e)		(e)		(e)	(e)		(e)		(e)		
2011		(e)		(e)		(e)	(e)		(e)		(e)		
2010		(e)		(e)		(e)	(e)		(e)		(e)		
Franklin Small-Mid Cap Growth Fund - Class A													
2014		14	$20.69	to	$23.71	$306	-	0.20%	to	1.45%	5.99%	to	7.29%
2013		36	$18.95	to	$22.10	$759	-	0.20%	to	1.75%	36.60%	to	38.30%
2012		36	$14.29	to	$15.98	$553	-	0.20%	to	1.45%	9.17%	to	10.59%
2011		49	$12.78	to	$14.45	$673	-	0.20%	to	1.75%	-6.58%	to	-5.57%
2010		47	$13.68	to	$15.12	$681	-	0.30%	to	1.75%	26.20%	to	28.04%
Franklin Small Cap Value VIP Fund - Class 2													
2014		4,562	$15.55	to	$33.03	$132,108	0.62%	0.00%	to	1.75%	-1.18%	to	0.87%
2013		4,953	$15.61	to	$32.84	$144,001	1.30%	0.00%	to	1.75%	33.84%	to	36.21%
2012		5,113	$11.56	to	$24.11	$110,112	0.79%	0.00%	to	1.75%	16.34%	to	18.42%
2011		5,934	$9.85	to	$20.36	$109,148	0.70%	0.00%	to	1.75%	-5.40%	to	-3.71%
2010		6,233	$10.33	to	$21.19	$119,932	0.74%	0.00%	to	1.95%	25.72%	to	28.24%
Goldman Sachs Growth Opportunities Fund - Class IR Shares													
2014	08/27/2014	-	$11.28	to	$11.29	$3	(e)	1.10%	to	1.25%	(e)		
2013		(e)		(e)		(e)	(e)		(e)		(e)		
2012		(e)		(e)		(e)	(e)		(e)		(e)		
2011		(e)		(e)		(e)	(e)		(e)		(e)		
2010		(e)		(e)		(e)	(e)		(e)		(e)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Growth Fund of America® - Class R-3													
2014		794	$16.46	to	$22.93	$16,720	0.03%	0.00%	to	1.55%	7.31%	to	8.93%
2013		819	$15.26	to	$21.05	$15,914	0.03%	0.00%	to	1.55%	31.37%	to	33.40%
2012		847	$11.56	to	$15.78	$12,373	0.44%	0.00%	to	1.55%	18.35%	to	20.18%
2011		1,165	$9.71	to	$13.13	$14,365	0.34%	0.00%	to	1.55%	-6.60%	to	-5.13%
2010		1,342	$10.34	to	$13.84	$17,580	0.60%	0.00%	to	1.75%	9.96%	to	11.97%
Growth Fund of America® - Class R-4													
2014		17,901	$14.21	to	$23.65	$380,060	0.33%	0.00%	to	1.50%	7.64%	to	9.61%
2013		18,546	$13.12	to	$21.64	$363,914	0.33%	0.00%	to	1.50%	31.83%	to	33.83%
2012		19,382	$9.90	to	$16.17	$287,158	0.76%	0.00%	to	1.50%	18.73%	to	20.61%
2011		21,865	$8.28	to	$13.42	$271,700	0.64%	0.00%	to	1.50%	-6.27%	to	-4.82%
2010		23,779	$8.79	to	$14.10	$313,633	0.88%	0.00%	to	1.50%	10.63%	to	12.30%
The Hartford Capital Appreciation Fund - Class R4													
2014		-	$17.34			-	-	0.65%			6.64%		
2013		-	$16.26			-	-	0.65%			40.78%		
2012		14	$11.55			$159	0.60%	0.65%			19.44%		
2011		18	$9.67			$173	1.65%	0.65%			-15.77%		
2010	07/19/2010	17	$11.48			$190	(a)	0.65%			(a)		
The Hartford Dividend And Growth Fund - Class R4													
2014		-	$18.23			$5	-	0.65%			11.64%		
2013		-	$16.33			$4	3.02%	0.65%			30.12%		
2012		21	$12.55			$261	1.38%	0.65%			12.15%		
2011		2	$11.19			$28	-	0.65%			0.27%		
2010	06/29/2010	4	$11.16			$46	(a)	0.65%			(a)		
Income Fund of America® - Class R-3													
2014		134	$17.54	to	$20.77	$2,622	2.79%	0.00%	to	1.55%	6.37%	to	8.01%
2013		131	$16.49	to	$19.23	$2,392	3.02%	0.00%	to	1.55%	15.96%	to	17.76%
2012		129	$14.22	to	$16.33	$1,985	3.31%	0.00%	to	1.55%	10.00%	to	11.62%
2011		153	$13.10	to	$14.63	$2,121	3.64%	0.00%	to	1.40%	3.72%	to	5.18%
2010		147	$12.33	to	$13.91	$1,942	3.82%	0.00%	to	1.75%	9.70%	to	11.55%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Ivy Science and Technology Fund - Class Y													
2014	08/15/2014	3	$10.84	to	$10.85	$31	(e)	0.95%	to	1.15%		(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
2010		(e)		(e)		(e)	(e)		(e)			(e)	
Janus Aspen Series Balanced Portfolio - Institutional Shares													
2014		3	$32.95	to	$50.91	$147	2.00%	0.50%	to	1.40%	7.02%	to	7.96%
2013		3	$30.58	to	$47.51	$153	1.83%	0.50%	to	1.40%	18.46%	to	19.58%
2012		4	$25.63	to	$40.04	$174	3.08%	0.50%	to	1.40%	12.05%	to	13.05%
2011		4	$22.71	to	$35.79	$151	2.55%	0.40%	to	1.40%	0.23%	to	1.11%
2010		7	$22.50	to	$35.55	$242	2.78%	0.50%	to	1.40%	6.87%	to	7.87%
Janus Aspen Series Enterprise Portfolio - Institutional Shares													
2014		6	$32.59	to	$51.62	$282	0.33%	0.45%	to	1.50%	10.84%	to	12.00%
2013		7	$29.17	to	$46.45	$326	0.29%	0.45%	to	1.50%	30.42%	to	31.81%
2012		11	$22.19	to	$35.53	$365	-	0.45%	to	1.50%	15.58%	to	16.74%
2011		11	$19.05	to	$30.67	$322	-	0.40%	to	1.50%	-2.91%	to	-1.84%
2010		12	$19.46	to	$31.51	$363	-	0.45%	to	1.50%	24.01%	to	25.27%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares													
2014		1	$22.03	to	$32.21	$40	2.56%	0.50%	to	1.50%	3.38%	to	4.39%
2013		1	$21.24	to	$31.08	$38	5.13%	0.50%	to	1.50%	-1.62%	to	-0.62%
2012		1	$21.52	to	$31.52	$40	1.90%	0.50%	to	1.50%	6.72%	to	7.80%
2011		2	$20.09	to	$29.46	$65	7.63%	0.50%	to	1.50%	5.15%	to	6.19%
2010		3	$18.80	to	$27.94	$66	3.13%	0.50%	to	1.50%	6.38%	to	7.47%
Janus Aspen Series Global Research Portfolio - Institutional Shares													
2014		4	$16.46	to	$31.40	$102	1.52%	0.45%	to	1.50%	5.87%	to	6.98%
2013		6	$15.43	to	$29.59	$161	1.35%	0.45%	to	1.50%	26.46%	to	27.83%
2012		6	$12.10	to	$23.33	$135	0.80%	0.45%	to	1.50%	18.33%	to	19.52%
2011		6	$10.15	to	$19.68	$114	0.72%	0.40%	to	1.50%	-15.03%	to	-14.08%
2010		8	$11.85	to	$23.10	$164	0.60%	0.45%	to	1.50%	14.08%	to	15.28%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Janus Aspen Series Janus Portfolio - Institutional Shares													
2014		3	$14.52	to	$35.95	$82	-	0.50%	to	1.25%	11.61%	to	12.40%
2013		3	$12.96	to	$32.19	$78	1.35%	0.50%	to	1.25%	28.71%	to	29.67%
2012		4	$10.04	to	$24.98	$70	-	0.50%	to	1.40%	16.99%	to	18.06%
2011		4	$8.54	to	$21.31	$57	-	0.50%	to	1.40%	-6.62%	to	-5.81%
2010		5	$9.10	to	$22.41	$82	1.20%	0.50%	to	1.40%	12.89%	to	14.00%
JPMorgan Equity Income Fund - Select Class Shares													
2014	08/11/2014	6	$11.00	to	$11.03	$68	(e)	0.95%	to	1.25%		(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
2010		(e)		(e)		(e)	(e)		(e)			(e)	
JPMorgan Government Bond Fund - Select Class Shares													
2014		42		$10.02		$426	1.50%		0.95%			4.59%	
2013		25		$9.58		$242	5.56%		0.95%			-4.58%	
2012	11/05/2012	1		$10.04		$10	(c)		0.95%			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
Lazard Emerging Markets Equity Portfolio - Open Shares													
2014		-		$11.72		-	(f)		0.70%			(f)	
2013	09/25/2013	-		$12.30		-	(d)		0.80%			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
2010		(d)		(d)		(d)	(d)		(d)			(d)	
Lazard U.S. Mid Cap Equity Portfolio - Open Shares													
2014		322	$12.32	to	$14.54	$4,184	0.22%	0.00%	to	1.50%	12.20%	to	13.95%
2013		339	$10.98	to	$12.76	$3,922	0.29%	0.00%	to	1.50%	30.71%	to	32.57%
2012		571	$8.40	to	$9.63	$5,049	0.07%	0.00%	to	1.50%	3.83%	to	5.48%
2011		452	$8.09	to	$9.13	$3,793	0.03%	0.00%	to	1.50%	-7.22%	to	-5.86%
2010		287	$8.72	to	$9.70	$2,566	0.86%	0.00%	to	1.50%	21.28%	to	23.10%

271

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
ClearBridge Aggressive Growth Fund - Class I													
2014	08/15/2014	9	$11.02	to	$11.10	$96	(e)	0.10%	to	1.25%	(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
2010		(e)	(e)			(e)	(e)	(e)			(e)		
LKCM Aquinas Growth Fund													
2014		25	$13.87			$348	-	0.90%			0.36%		
2013		30	$13.82			$411	-	0.90%			25.64%		
2012		31	$11.00			$337	-	0.90%			9.45%		
2011		29	$10.05			$291	-	0.90%			0.60%		
2010		28	$9.99	to	$11.93	$316	-	0.90%	to	1.05%	15.32%	to	15.49%
Loomis Sayles Small Cap Value Fund - Retail Class													
2014		813	$16.98	to	$18.76	$14,315	0.27%	0.00%	to	1.50%	3.47%	to	5.04%
2013		921	$16.41	to	$17.86	$15,591	0.02%	0.00%	to	1.50%	33.52%	to	35.61%
2012		838	$12.29	to	$13.17	$10,558	0.87%	0.00%	to	1.50%	14.33%	to	16.04%
2011		668	$10.75	to	$11.35	$7,314	-	0.00%	to	1.50%	-3.24%	to	-1.82%
2010		413	$11.11	to	$11.56	$4,646	0.50%	0.00%	to	1.50%	22.90%	to	24.70%
Loomis Sayles Limited Term Government and Agency Fund - Class Y													
2014	05/19/2014	37	$9.99	to	$10.01	$373	(e)	0.95%	to	1.20%	(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
2010		(e)	(e)			(e)	(e)	(e)			(e)		
Loomis Sayles Value Fund - Class Y													
2014	09/29/2014	-	$10.81			-	(e)	0.95%			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
2010		(e)	(e)			(e)	(e)	(e)			(e)		

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Lord Abbett Developing Growth Fund - Class A													
2014		11	$23.92	to	$25.56	$274	-	0.20%	to	1.55%	1.97%	to	3.06%
2013		11	$23.49	to	$24.80	$259	-	0.20%	to	1.60%	54.74%	to	56.86%
2012		6	$15.18	to	$15.81	$93	-	0.20%	to	1.60%	8.85%	to	9.75%
2011		5	$13.96	to	$14.26	$77	-	0.55%	to	1.65%		-2.55%	
2010	07/30/2010	1	$14.51	to	$14.57	$19	(a)	0.60%	to	1.05%		(a)	
Lord Abbett Core Fixed Income Fund - Class A													
2014		110	$11.05	to	$11.44	$1,258	0.15%	0.70%	to	1.45%	4.64%	to	5.03%
2013		4	$10.56	to	$10.78	$46	1.90%	0.90%	to	1.45%	-3.74%	to	-3.14%
2012		5	$10.97	to	$11.13	$59	1.80%	0.90%	to	1.45%	4.28%	to	4.90%
2011		5	$10.52	to	$10.61	$51	3.64%	0.90%	to	1.45%		3.93%	
2010	8/6/2010	-		$10.17		$4	(a)		1.15%			(a)	
Lord Abbett Mid Cap Stock Fund - Class A													
2014		53	$19.01	to	$24.26	$1,155	0.46%	0.35%	to	1.65%	10.21%	to	11.22%
2013		50	$17.14	to	$21.96	$997	0.41%	0.35%	to	1.75%	28.44%	to	29.60%
2012		63	$13.75	to	$17.02	$960	0.52%	0.55%	to	1.45%	12.89%	to	13.91%
2011		102	$11.90	to	$15.01	$1,343	0.14%	0.55%	to	1.75%	-5.63%	to	-4.54%
2010		106	$12.61	to	$15.79	$1,451	0.40%	0.60%	to	1.75%	23.39%	to	24.77%
Lord Abbett Small Cap Value Fund - Class A													
2014		47	$24.45	to	$27.41	$1,254	-	0.55%	to	1.60%	0.29%	to	1.33%
2013		55	$24.38	to	$27.05	$1,450	-	0.55%	to	1.60%	31.57%	to	32.92%
2012		60	$18.53	to	$20.35	$1,186	0.69%	0.55%	to	1.60%	8.81%	to	10.00%
2011		63	$17.03	to	$18.50	$1,138	-	0.55%	to	1.60%	-6.12%	to	-5.20%
2010		92	$18.14	to	$19.44	$1,751	-	0.60%	to	1.60%	24.25%	to	25.50%
Lord Abbett Fundamental Equity Fund - Class A													
2014		14	$17.79	to	$19.05	$265	0.76%	0.20%	to	1.60%	5.27%	to	6.72%
2013		15	$16.90	to	$17.85	$264	0.47%	0.20%	to	1.60%	34.45%	to	36.36%
2012		12	$12.57	to	$13.09	$158	0.99%	0.20%	to	1.60%	9.52%	to	10.46%
2011	03/16/2011	4	$11.52	to	$11.85	$45	(b)	0.20%	to	1.65%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC													
2014		4,665	$13.77	to	$26.55	$104,586	0.43%	0.00%	to	1.50%	9.87%	to	11.50%
2013		5,161	$12.46	to	$24.10	$104,684	0.40%	0.00%	to	1.50%	28.34%	to	30.40%
2012		6,044	$9.65	to	$18.71	$95,534	0.67%	0.00%	to	1.50%	12.88%	to	14.55%
2011		6,523	$8.50	to	$16.51	$90,948	0.21%	0.00%	to	1.50%	-5.45%	to	-4.07%
2010		6,716	$8.93	to	$17.37	$98,339	0.38%	0.00%	to	1.50%	23.52%	to	25.52%
MainStay Large Cap Growth Fund - Class R3													
2014		-	$20.77			$2	-	-			9.89%		
2013		34	$18.90			$637	-	-			35.97%		
2012	02/15/2012	31	$13.90			$424	(c)	-			(c)		
2011		(c)	(c)			(c)	(c)	(c)			(c)		
2010		(c)	(c)			(c)	(c)	(c)			(c)		
Massachusetts Investors Growth Stock Fund - Class A													
2014		34	$19.89	to	$22.42	$722	0.58%	0.25%	to	1.35%	10.25%	to	11.21%
2013		34	$17.90	to	$20.16	$660	0.44%	0.25%	to	1.45%	28.52%	to	29.37%
2012		49	$13.52	to	$15.05	$718	1.05%	0.60%	to	1.80%	15.41%	to	16.22%
2011		33	$12.20	to	$12.95	$428	0.50%	0.60%	to	1.35%	0.16%	to	0.55%
2010		29	$12.33	to	$12.81	$371	0.60%	0.65%	to	1.20%	12.81%	to	13.46%
Metropolitan West Total Return Bond Fund - Class M Shares													
2014		1,039	$10.11	to	$10.32	$10,611	1.90%	0.25%	to	1.50%	4.53%	to	5.53%
2013	05/15/2013	358	$9.71	to	$9.77	$3,490	(d)	0.30%	to	1.25%	(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		
2010		(d)	(d)			(d)	(d)	(d)			(d)		
MFS® New Discovery Fund - Class R3													
2014	08/13/2014	-	$10.55	to	$10.57	$1	(e)	0.95%	to	1.20%	(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
2010		(e)	(e)			(e)	(e)	(e)			(e)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
MFS® International Value Fund - Class R3													
2014	08/15/2014	1	$9.77	to	$9.78	$13	(e)	0.95%	to	1.20%	(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
2010		(e)	(e)			(e)	(e)	(e)			(e)		
Neuberger Berman Genesis Fund - Trust Class													
2014		27	$17.09	to	$18.14	$473	-	0.35%	to	1.70%	-1.23%	to	-0.66%
2013		11	$17.41	to	$18.26	$198	0.68%	0.35%	to	1.75%	34.54%	to	36.37%
2012		7	$12.94	to	$13.39	$95	-	0.35%	to	1.75%	8.44%		
2011	03/08/2011	5	$11.99	to	$12.15	$66	(b)	0.85%	to	1.80%	(b)		
2010		(b)	(b)			(b)	(b)	(b)			(b)		
Neuberger Berman Socially Responsive Fund - Trust Class													
2014		786	$15.12	to	$18.09	$13,345	0.92%	0.00%	to	1.90%	8.18%	to	10.29%
2013		930	$13.84	to	$16.45	$14,445	1.19%	0.00%	to	1.90%	35.35%	to	37.90%
2012		779	$10.12	to	$11.95	$8,855	0.80%	0.00%	to	1.90%	8.70%	to	10.88%
2011		1,002	$9.22	to	$10.81	$10,377	0.73%	0.00%	to	1.90%	-4.81%	to	-3.07%
2010		660	$9.77	to	$11.18	$7,130	0.20%	0.00%	to	1.90%	20.44%	to	22.19%
New Perspective Fund® - Class R-3													
2014		94	$20.24	to	$23.58	$2,112	0.22%	0.00%	to	1.40%	1.40%	to	2.83%
2013		110	$19.96	to	$22.93	$2,417	0.53%	0.00%	to	1.40%	24.67%	to	26.41%
2012		122	$15.94	to	$18.14	$2,123	0.61%	0.00%	to	1.45%	18.68%	to	20.37%
2011		236	$13.33	to	$15.07	$3,477	0.67%	0.00%	to	1.55%	-9.32%	to	-7.89%
2010		266	$14.70	to	$16.36	$4,250	0.76%	0.00%	to	1.55%	10.61%	to	12.36%
New Perspective Fund® - Class R-4													
2014		5,427	$13.13	to	$24.79	$121,851	0.59%	0.00%	to	1.50%	1.68%	to	3.20%
2013		5,241	$12.84	to	$24.03	$114,954	0.86%	0.00%	to	1.50%	24.88%	to	26.81%
2012		5,050	$10.22	to	$18.95	$88,013	1.22%	0.00%	to	1.50%	18.94%	to	20.87%
2011		4,619	$8.77	to	$15.69	$67,062	1.04%	0.00%	to	1.50%	-8.98%	to	-7.65%
2010		4,588	$9.50	to	$16.99	$72,675	1.13%	0.00%	to	1.50%	11.05%	to	12.74%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
American Funds New World Fund® - Class R-4													
2014	08/13/2014	3	$9.46	to	$9.53	$27	(e)	0.10%	to	1.25%	(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
2010		(e)	(e)			(e)	(e)	(e)			(e)		
Nuveen Global Infrastructure Fund - Class I													
2014	05/15/2014	115	$10.45	to	$10.46	$1,197	(e)	1.00%	to	1.20%	(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
2010		(e)	(e)			(e)	(e)	(e)			(e)		
Nuveen U.S. Infrastructure Income Fund - Class I													
2014	06/23/2014	10	$20.68	to	$20.75	$204	(e)	0.70%	to	1.25%	(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
2010		(e)	(e)			(e)	(e)	(e)			(e)		
Oppenheimer Capital Appreciation Fund - Class A													
2014		6	$16.51	to	$17.35	$104	-	0.75%	to	1.20%	13.63%	to	14.22%
2013		7	$14.53	to	$15.42	$106	-	0.60%	to	1.20%	27.79%	to	28.50%
2012		44	$11.27	to	$12.00	$520	0.65%	0.60%	to	1.30%	12.14%	to	12.99%
2011		39	$10.05	to	$10.62	$400	0.23%	0.60%	to	1.30%	-2.80%	to	-2.12%
2010		43	$10.23	to	$10.85	$456	-	0.60%	to	1.45%	7.57%	to	8.50%
Oppenheimer Developing Markets Fund - Class A													
2014		3,823	$11.43	to	$88.14	$249,694	0.27%	0.00%	to	1.75%	-6.45%	to	-4.51%
2013		4,033	$12.12	to	$92.59	$280,181	0.10%	0.00%	to	1.75%	6.49%	to	8.38%
2012		4,295	$11.29	to	$85.45	$275,812	0.41%	0.00%	to	1.75%	18.73%	to	20.87%
2011		4,737	$9.42	to	$70.71	$259,497	1.67%	0.00%	to	1.75%	-19.52%	to	-18.09%
2010		4,842	$11.61	to	$86.33	$325,715	0.15%	0.00%	to	1.95%	24.54%	to	26.97%

276

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Developing Markets Fund - Class Y													
2014		3,459	$10.98	to	$11.31	$38,711	0.62%	0.00%	to	1.25%	-5.01%	to	-4.56%
2013		3,321	$11.78	to	$11.85	$39,124	0.46%	0.00%	to	0.45%	8.17%	to	8.62%
2012	09/04/2012	3,248	$10.89	to	$10.91	$35,375	(c)	0.00%	to	0.45%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
Oppenheimer Gold & Special Minerals Fund - Class A													
2014		4	$4.82	to	$5.20	$21	-	0.20%	to	1.75%	-16.75%	to	-15.58%
2013		3	$5.79	to	$6.16	$15	-	0.20%	to	1.75%	-48.60%	to	-47.88%
2012		1	$11.40	to	$11.82	$16	(f)	0.20%	to	1.45%		(f)	
2011		1	$12.79	to	$12.89	$7	(f)	0.80%	to	1.20%		(f)	
2010	07/26/2010	2		$17.52		$38	(a)		0.60%			(a)	
Oppenheimer International Bond Fund - Class A													
2014		5	$10.68	to	$11.13	$57	4.04%	0.70%	to	1.55%	-1.01%	to	-0.36%
2013		13	$10.79	to	$11.17	$141	3.72%	0.70%	to	1.60%	-5.57%	to	-4.86%
2012		11	$11.49	to	$11.74	$128	3.82%	0.70%	to	1.45%	9.22%	to	9.87%
2011		13	$10.50	to	$10.65	$134	6.49%	0.80%	to	1.55%	-1.77%	to	-1.12%
2010	07/14/2010	5	$10.71	to	$10.76	$52	(a)	0.85%	to	1.45%		(a)	
Oppenheimer International Growth Fund - Class Y													
2014	07/15/2014	1	$9.09	to	$9.11	$10	(e)	0.95%	to	1.20%		(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
2010		(e)		(e)		(e)	(e)		(e)			(e)	
Oppenheimer International Small Company Fund - Class Y													
2014	08/01/2014	1	$9.75	to	$9.77	$12	(e)	0.95%	to	1.40%		(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
2010		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Discovery Mid Cap Growth Fund/VA													
2014		2	$7.23	to	$14.61	$15	-	1.25%	to	1.50%	4.33%	to	4.43%
2013		4	$6.93	to	$13.99	$46	-	1.25%	to	1.50%	33.78%	to	34.26%
2012		5	$5.18	to	$10.42	$41	-	1.25%	to	1.50%	14.86%	to	15.01%
2011		2	$4.51	to	$9.06	$11	-	1.25%	to	1.50%	-0.44%	to	-0.11%
2010		3	$4.53	to	$9.07	$15	-	1.25%	to	1.50%	25.48%	to	25.80%
Oppenheimer Global Fund/VA													
2014		7	$19.05	to	$36.29	$222	1.24%	0.50%	to	1.80%	0.47%	to	1.77%
2013		8	$18.96	to	$35.66	$261	1.23%	0.50%	to	1.80%	25.07%	to	26.68%
2012		9	$15.16	to	$28.15	$226	2.31%	0.50%	to	1.80%	19.09%	to	20.66%
2011		10	$12.73	to	$23.58	$207	1.23%	0.40%	to	1.80%	-9.97%	to	-8.76%
2010		12	$14.14	to	$25.57	$281	1.44%	0.50%	to	1.80%	13.94%	to	15.39%
Oppenheimer Global Strategic Income Fund/VA													
2014		4	$20.62	to	$22.99	$98	4.06%	0.60%	to	1.25%	1.58%	to	2.22%
2013		5	$20.30	to	$22.49	$99	4.81%	0.60%	to	1.25%	-1.36%	to	-0.75%
2012		5	$20.58	to	$22.66	$109	5.58%	0.60%	to	1.25%	12.09%	to	12.85%
2011		5	$18.36	to	$20.08	$106	3.67%	0.60%	to	1.25%	-0.38%	to	0.25%
2010		6	$18.43	to	$20.15	$112	8.33%	0.55%	to	1.25%	13.56%	to	14.33%
Oppenheimer Main Street Fund®/VA													
2014		5	$13.89	to	$15.92	$74	1.32%	1.25%	to	1.50%	9.03%	to	9.34%
2013		6	$12.74	to	$14.56	$77	1.39%	1.25%	to	1.50%	29.87%	to	30.12%
2012		7	$9.81	to	$11.19	$67	1.52%	1.25%	to	1.50%	15.14%	to	15.48%
2011		8	$8.52	to	$9.69	$65	1.44%	1.25%	to	1.50%	-1.50%	to	-1.32%
2010		8	$8.65	to	$9.82	$74	1.37%	1.25%	to	1.50%	14.27%	to	14.72%
Oppenheimer Main Street Small Cap Fund®/VA													
2014		1,288	$17.15	to	$26.68	$28,354	0.86%	0.00%	to	1.50%	10.25%	to	12.00%
2013		1,167	$15.46	to	$24.07	$23,499	0.83%	0.00%	to	1.50%	38.93%	to	40.98%
2012		718	$11.06	to	$17.24	$10,845	0.60%	0.00%	to	1.50%	16.23%	to	18.00%
2011		711	$9.46	to	$14.76	$9,234	0.64%	0.00%	to	1.50%	-3.62%	to	-2.21%
2010		763	$9.76	to	$15.25	$10,224	0.59%	0.00%	to	1.50%	21.54%	to	23.33%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Parnassus Small Cap Fund[SM]													
2014	12/08/2014	-	$12.46			-	(e)	1.00%			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
2010		(e)	(e)			(e)	(e)	(e)			(e)		
Parnassus Core Equity Fund[SM] - Investor Shares													
2014		1,120	$15.11	to	$25.22	$17,371	1.75%	0.10%	to	1.35%	12.94%	to	14.18%
2013		547	$13.33	to	$22.01	$7,389	1.50%	0.15%	to	1.35%	32.23%	to	32.77%
2012		59	$10.04	to	$16.12	$622	3.31%	0.95%	to	1.35%	13.97%	to	14.33%
2011	09/28/2011	3	$14.03			$42	(b)	1.25%			(b)		
2010		(b)	(b)			(b)	(b)	(b)			(b)		
Pax World Balanced Fund - Individual Investor Class													
2014		2,813	$12.20	to	$18.40	$44,918	0.87%	0.00%	to	1.50%	6.38%	to	7.98%
2013		3,309	$11.40	to	$17.04	$49,414	0.81%	0.00%	to	1.50%	14.64%	to	16.39%
2012		3,574	$9.88	to	$14.64	$46,306	1.59%	0.00%	to	1.50%	9.65%	to	11.29%
2011		4,035	$8.96	to	$13.16	$47,486	1.30%	0.00%	to	1.60%	-3.31%	to	-1.79%
2010		4,354	$9.21	to	$13.40	$52,720	1.48%	0.00%	to	1.65%	10.10%	to	11.85%
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class													
2014	06/30/2014	2	$7.36	to	$7.38	$14	(e)	0.95%	to	1.25%	(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
2010		(e)	(e)			(e)	(e)	(e)			(e)		
PIMCO Real Return Portfolio - Administrative Class													
2014		8,463	$9.80	to	$16.72	$127,404	1.43%	0.00%	to	1.60%	1.43%	to	3.11%
2013		10,069	$12.89	to	$16.22	$148,758	1.37%	0.00%	to	1.65%	-10.68%	to	-9.22%
2012		16,021	$14.33	to	$17.87	$260,067	1.05%	0.00%	to	1.65%	7.10%	to	8.78%
2011		13,442	$13.30	to	$16.43	$201,912	5.14%	0.00%	to	1.60%	9.90%	to	11.69%
2010		11,633	$12.01	to	$14.71	$158,235	1.44%	0.00%	to	1.65%	6.40%	to	8.25%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Pioneer Equity Income Fund - Class Y Shares													
2014		592		$14.25		$8,438	2.94%		0.95%			12.12%	
2013		358		$12.71		$4,551	2.90%		0.95%			28.00%	
2012	09/17/2012	111		$9.93		$1,099	(c)		0.95%			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
Pioneer High Yield Fund - Class A Shares													
2014		112	$16.01	to	$18.96	$2,023	4.31%	0.20%	to	1.75%	-1.90%	to	-0.37%
2013		108	$16.32	to	$19.03	$1,966	4.83%	0.20%	to	1.75%	10.34%	to	12.07%
2012		133	$14.79	to	$16.98	$2,178	4.74%	0.20%	to	1.75%	12.99%	to	14.73%
2011		303	$13.09	to	$14.80	$4,359	5.30%	0.20%	to	1.75%	-3.47%	to	-1.92%
2010		338	$13.37	to	$15.09	$4,956	5.25%	0.20%	to	1.95%	15.26%	to	17.34%
Pioneer Strategic Income Fund - Class A Shares													
2014		105	$12.15	to	$13.10	$1,354	3.84%	0.20%	to	1.75%	3.17%	to	4.38%
2013		110	$11.89	to	$12.55	$1,357	4.17%	0.20%	to	1.60%	-0.08%	to	1.29%
2012		124	$11.90	to	$12.39	$1,519	3.51%	0.20%	to	1.60%	10.11%	to	11.02%
2011	05/09/2011	22	$10.98	to	$11.16	$248	(b)	0.20%	to	1.05%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Pioneer Emerging Markets VCT Portfolio - Class I													
2014		1,392	$5.82	to	$7.98	$10,371	0.74%	0.00%	to	1.60%	-13.99%	to	-12.31%
2013		1,506	$6.71	to	$9.13	$12,937	1.12%	0.00%	to	1.60%	-3.52%	to	-1.93%
2012		1,799	$6.91	to	$9.31	$15,901	0.52%	0.00%	to	1.60%	10.18%	to	12.03%
2011		2,217	$6.23	to	$8.32	$17,672	0.28%	0.00%	to	1.60%	-24.59%	to	-23.35%
2010		2,736	$8.20	to	$10.86	$28,736	0.46%	0.00%	to	1.65%	14.02%	to	16.03%
Pioneer Equity Income VCT Portfolio - Class I													
2014	10/06/2014	-		$21.36		$9	(e)		1.05%			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
2010		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Pioneer High Yield VCT Portfolio - Class I Shares													
2014		1,311	$14.58	to	$19.47	$23,270	4.92%	0.00%	to	1.50%	-1.41%	to	0.07%
2013		1,731	$14.70	to	$19.47	$30,910	5.41%	0.00%	to	1.50%	10.38%	to	12.02%
2012		1,725	$13.24	to	$17.39	$27,738	9.42%	0.00%	to	1.50%	14.34%	to	16.06%
2011		1,673	$11.51	to	$14.89	$23,415	5.53%	0.00%	to	1.50%	-3.16%	to	-1.66%
2010		1,601	$11.81	to	$15.12	$22,990	5.40%	0.00%	to	1.50%	16.30%	to	18.06%
Prudential Jennison Utility Fund - Class Z													
2014	08/14/2014	2	$9.91	to	$10.70	$23	(e)	0.95%	to	1.25%		(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
2010		(e)		(e)		(e)	(e)		(e)			(e)	
Columbia Diversified Equity Income Fund - Class K Shares													
2014		789	$13.30	to	$14.70	$10,975	1.26%	0.00%	to	1.50%	10.10%	to	11.79%
2013		759	$12.08	to	$13.15	$9,524	1.54%	0.00%	to	1.50%	28.78%	to	30.85%
2012		742	$9.38	to	$10.05	$7,180	2.27%	0.00%	to	1.50%	13.29%	to	14.99%
2011		691	$8.28	to	$8.74	$5,863	1.73%	0.00%	to	1.50%	-6.44%	to	-5.10%
2010		592	$8.85	to	$9.21	$5,329	1.33%	0.00%	to	1.50%	14.49%	to	16.29%
Columbia Diversified Equity Income Fund - Class R4 Shares													
2014		8	$13.99	to	$14.46	$114	(f)	0.10%	to	0.60%		(f)	
2013		10	$12.65	to	$12.91	$122	1.90%	0.15%	to	0.50%		30.93%	
2012		9	$9.56	to	$9.86	$88	2.56%	0.15%	to	0.80%	13.81%	to	14.65%
2011		8	$8.40	to	$8.60	$68	0.88%	0.15%	to	0.80%	-6.25%	to	-5.70%
2010		18	$8.96	to	$9.12	$160	1.02%	0.15%	to	0.80%	15.13%	to	15.17%
Royce Total Return Fund - K Class													
2014		-		$17.99		$2	-		1.40%			-0.39%	
2013		-		$18.06		$2	-		1.40%			30.40%	
2012		-		$13.85		$1	(f)		1.40%			(f)	
2011	11/30/2011	-		$12.31		-	(b)		1.30%			(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
SMALLCAP World Fund® - Class R-4													
2014		872	$13.14	to	$14.52	$11,841	-	0.00%	to	1.50%	0.31%	to	1.82%
2013		902	$13.10	to	$14.26	$12,144	-	0.00%	to	1.50%	27.43%	to	29.40%
2012		755	$10.28	to	$11.02	$7,942	1.55%	0.00%	to	1.50%	20.23%	to	22.04%
2011		764	$8.55	to	$9.03	$6,672	0.38%	0.00%	to	1.50%	-15.60%	to	-14.33%
2010		681	$10.13	to	$10.54	$6,996	1.98%	0.00%	to	1.50%	23.09%	to	24.88%
T. Rowe Price Mid-Cap Value Fund - R Class													
2014		41	$24.23	to	$26.87	$1,035	0.41%	0.00%	to	0.95%	9.05%	to	10.03%
2013		40	$21.36	to	$24.42	$928	0.23%	0.00%	to	1.35%	29.49%	to	30.42%
2012		44	$16.61	to	$18.49	$777	0.86%	0.10%	to	1.30%	17.39%	to	18.91%
2011		42	$14.15	to	$15.55	$625	0.42%	0.10%	to	1.30%	-6.48%	to	-5.41%
2010		51	$15.13	to	$16.44	$803	1.11%	0.10%	to	1.30%	14.36%	to	15.77%
T. Rowe Price Value Fund - Advisor Class													
2014		18		$18.33		$330	0.98%		1.00%			12.04%	
2013		17		$16.36		$285	1.17%		1.00%			35.54%	
2012		19		$12.07		$226	1.50%		1.00%			17.99%	
2011		17		$10.23		$173	1.19%		1.00%			-3.13%	
2010		15		$10.56		$163	2.21%		1.00%			14.66%	
Templeton Foreign Fund - Class A													
2014		94	$10.72	to	$18.05	$1,602	2.69%	0.20%	to	1.65%	-12.24%	to	-11.23%
2013		94	$12.19	to	$19.97	$1,820	1.60%	0.35%	to	1.75%	25.07%	to	26.71%
2012		77	$9.79	to	$15.76	$1,174	2.21%	0.35%	to	1.65%	16.61%	to	18.14%
2011		84	$11.94	to	$13.34	$1,088	2.74%	0.35%	to	1.75%	-14.22%	to	-13.04%
2010		74	$13.92	to	$15.34	$1,103	1.69%	0.35%	to	1.75%	6.58%	to	7.92%
Templeton Global Bond Fund - Advisor Class													
2014		3,491	$10.91	to	$11.03	$38,088	6.75%	0.00%	to	0.45%	1.39%	to	1.85%
2013		3,706	$10.76	to	$10.83	$39,880	4.38%	0.00%	to	0.45%	1.89%	to	2.46%
2012	09/04/2012	3,507	$10.56	to	$10.57	$37,035	(c)	0.00%	to	0.45%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Templeton Global Bond Fund - Class A													
2014		7,637	$10.79	to	$36.44	$180,054	6.35%	0.00%	to	1.50%	0.09%	to	1.52%
2013		8,567	$10.78	to	$35.87	$200,725	4.05%	0.00%	to	1.50%	0.69%	to	2.24%
2012		8,916	$10.72	to	$35.09	$204,498	5.98%	0.00%	to	1.50%	14.03%	to	15.85%
2011		9,995	$9.37	to	$30.30	$209,387	6.17%	0.95%	to	1.50%	-3.81%	to	-2.38%
2010		9,629	$13.96	to	$31.04	$207,794	5.51%	0.00%	to	1.50%	10.99%	to	12.71%
Third Avenue Real Estate Value Fund - Institutional Class													
2014	08/27/2014	-	$10.49	to	$10.50	$4	(e)	0.95%	to	1.15%		(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
2010		(e)		(e)		(e)	(e)		(e)			(e)	
Thornburg International Value Fund - Class R4													
2014		4	$12.35	to	$12.69	$45	-	0.60%	to	1.15%		-6.42%	
2013		3	$13.17	to	$13.56	$46	-	0.60%	to	1.35%		13.73%	
2012		3	$11.58	to	$11.73	$34	(f)	0.90%	to	1.35%		(f)	
2011	01/10/2011	5	$10.28	to	$10.31	$55	(b)	0.60%	to	0.75%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
USAA Precious Metals and Minerals Fund - Adviser Shares													
2014		2,743	$3.26	to	$3.44	$9,095	1.41%	0.00%	to	1.50%	-9.70%	to	-8.51%
2013		1,843	$3.61	to	$3.76	$6,749	-	0.00%	to	1.50%	-52.19%	to	-51.42%
2012		1,062	$7.55	to	$7.74	$8,081	-	0.00%	to	1.50%	-13.42%	to	-12.05%
2011	05/11/2011	552	$8.71	to	$8.80	$4,823	(b)	0.00%	to	1.50%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Diversified Value Portfolio													
2014		5	$19.03	to	$21.29	$116	1.79%	0.95%	to	2.00%	7.64%	to	8.79%
2013		5	$17.68	to	$19.57	$107	2.06%	0.95%	to	2.00%	26.83%	to	28.16%
2012		6	$13.94	to	$15.27	$87	2.37%	0.95%	to	2.00%	14.17%	to	15.42%
2011		6	$12.21	to	$13.23	$82	2.38%	0.95%	to	2.00%	1.92%	to	2.96%
2010		7	$11.98	to	$12.85	$86	2.35%	0.95%	to	2.00%	7.16%	to	8.26%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Equity Income Portfolio													
2014		11	$20.13	to	$22.40	$249	2.43%	1.00%	to	2.00%	9.16%	to	10.29%
2013		12	$18.44	to	$20.31	$245	3.47%	1.00%	to	2.00%	27.52%	to	28.37%
2012		29	$14.46	to	$15.64	$446	2.51%	1.10%	to	2.00%	11.15%	to	12.20%
2011		25	$13.01	to	$14.00	$351	2.45%	1.05%	to	2.00%	8.06%	to	9.08%
2010		24	$12.04	to	$12.78	$303	2.65%	1.10%	to	2.00%	12.42%	to	13.40%
Small Company Growth Portfolio													
2014		1	$21.65	to	$24.22	$24	-	0.95%	to	2.00%	1.36%	to	2.41%
2013		1	$21.36	to	$23.65	$23	-	0.95%	to	2.00%	43.64%	to	45.18%
2012		2	$14.87	to	$16.29	$25	-	0.95%	to	2.00%	12.40%	to	13.60%
2011		6	$13.23	to	$14.34	$92	-	0.95%	to	2.00%	-0.68%	to	0.35%
2010		8	$13.32	to	$14.29	$110	-	0.95%	to	2.00%	29.19%	to	30.62%
Victory Integrity Small-Cap Value Fund - Class Y Shares													
2014	08/22/2014	1	$10.75	to	$10.81	$6	(e)	0.10%	to	0.95%		(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
2010		(e)		(e)		(e)	(e)		(e)			(e)	
Victory Small Company Opportunity Fund - Class R													
2014		1	$19.05	to	$19.38	$25	-	0.80%	to	1.15%	4.96%	to	5.33%
2013		1	$18.08	to	$18.40	$20	-	0.80%	to	1.25%	30.92%	to	31.05%
2012		1	$13.81	to	$14.07	$13	-	0.60%	to	1.25%		11.23%	
2011	02/08/2011	-		$12.65		$1	(b)		0.60%			(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Balanced Portfolio - Class I													
2014		9,743	$12.82	to	$51.49	$299,629	1.64%	0.00%	to	1.95%	4.09%	to	6.20%
2013		10,790	$12.18	to	$48.94	$317,105	2.18%	0.00%	to	1.95%	14.46%	to	16.71%
2012		12,021	$10.53	to	$42.33	$305,260	3.11%	0.00%	to	1.95%	11.45%	to	13.65%
2011		13,209	$9.35	to	$37.60	$299,261	2.79%	0.00%	to	1.95%	-3.28%	to	-1.33%
2010		14,952	$9.56	to	$38.46	$347,585	2.78%	0.00%	to	1.95%	11.89%	to	14.19%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth Opportunities Fund - Class A													
2014		5	$19.56	to	$19.88	$100	-	1.00%	to	1.15%	11.58%		
2013		6		$17.53		$107	-		1.15%		26.94%		
2012	12/24/2012	5		$13.81		$63	(c)		1.15%		(c)		
2011		(c)		(c)		(c)	(c)		(c)		(c)		
2010		(c)		(c)		(c)	(c)		(c)		(c)		
Voya Large Cap Value Fund - Class A													
2014		-		$13.27		$7	-		0.50%		9.04%		
2013	07/12/2013	-		$12.17		$6	(d)		0.50%		(d)		
2012		(d)		(d)		(d)	(d)		(d)		(d)		
2011		(d)		(d)		(d)	(d)		(d)		(d)		
2010		(d)		(d)		(d)	(d)		(d)		(d)		
Voya Real Estate Fund - Class A													
2014		73	$24.66	to	$29.20	$2,025	2.34%	0.00%	to	1.55%	28.17%	to	30.12%
2013		89	$19.24	to	$22.44	$1,908	2.18%	0.00%	to	1.55%	0.21%	to	1.77%
2012		92	$19.20	to	$22.05	$1,954	2.17%	0.00%	to	1.55%	13.80%	to	15.32%
2011		114	$17.05	to	$19.12	$2,098	1.97%	0.00%	to	1.45%	7.85%	to	9.32%
2010		117	$15.50	to	$17.49	$1,971	2.35%	0.00%	to	1.75%	25.63%	to	27.39%
Voya GNMA Income Fund - Class A													
2014		257	$10.94	to	$17.64	$3,484	3.42%	0.00%	to	1.55%	3.27%	to	4.95%
2013		294	$10.58	to	$16.86	$3,821	3.38%	0.00%	to	1.55%	-3.32%	to	-1.84%
2012		338	$10.94	to	$17.22	$4,456	3.62%	0.00%	to	1.55%	1.30%	to	2.90%
2011		355	$10.80	to	$16.78	$4,837	3.86%	0.00%	to	1.55%	5.73%	to	7.40%
2010		367	$10.20	to	$15.66	$4,750	3.74%	0.00%	to	1.55%	4.56%	to	6.24%
Voya Intermediate Bond Fund - Class A													
2014		118	$13.58	to	$16.08	$1,774	2.70%	0.00%	to	1.55%	4.86%	to	6.49%
2013		141	$12.95	to	$15.10	$2,006	2.89%	0.00%	to	1.55%	-2.26%	to	-0.72%
2012		225	$13.25	to	$15.21	$3,250	4.51%	0.00%	to	1.55%	7.20%	to	8.80%
2011		251	$12.36	to	$13.98	$3,356	4.24%	0.00%	to	1.55%	6.00%	to	7.79%
2010		326	$11.66	to	$12.97	$4,053	5.17%	0.00%	to	1.55%	8.06%	to	9.64%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Intermediate Bond Portfolio - Class I													
2014		13,747	$13.45	to	$107.70	$351,128	3.27%	0.00%	to	1.95%	4.57%	to	6.63%
2013		14,430	$12.72	to	$102.02	$348,194	3.16%	0.00%	to	1.95%	-2.05%	to	0.14%
2012		16,602	$12.85	to	$103.21	$408,463	4.58%	0.00%	to	1.95%	7.24%	to	9.37%
2011		17,019	$11.86	to	$95.33	$386,933	4.47%	0.00%	to	1.95%	5.49%	to	7.59%
2010		17,564	$11.13	to	$89.57	$383,698	5.05%	0.00%	to	1.95%	7.67%	to	9.98%
Voya Intermediate Bond Portfolio - Class S													
2014		69	$14.28			$981	3.04%	0.35%			6.17%		
2013		74	$13.45			$993	2.92%	0.35%			-0.74%		
2012		89	$13.55			$1,202	4.71%	0.35%			8.66%		
2011		74	$12.47			$922	5.44%	0.35%			6.95%		
2010		44	$11.66			$511	5.81%	0.35%			9.07%		
Voya Global Perspectives Portfolio - Class I													
2014	05/12/2014	91	$10.13	to	$10.21	$922	(e)	0.25%	to	1.50%	(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
2010		(e)	(e)			(e)	(e)	(e)			(e)		
Voya Global Resources Portfolio - Institutional Class													
2014		2	$12.40			$25	(f)	0.05%			(f)		
2013		2	$13.82			$28	-	0.20%			13.65%		
2012		2	$12.16			$26	-	0.20%			-2.80%		
2011		2	$12.51			$30	-	0.20%			-9.08%		
2010		2	$13.76			$33	-	0.20%			21.66%		
Voya Global Resources Portfolio - Service Class													
2014		7,446	$8.43	to	$13.13	$82,002	1.13%	0.00%	to	1.50%	-13.10%	to	-11.77%
2013		7,743	$9.64	to	$14.93	$97,667	0.94%	0.00%	to	1.50%	11.89%	to	13.63%
2012		9,081	$8.56	to	$13.18	$101,734	0.79%	0.00%	to	1.50%	-4.24%	to	-2.84%
2011		10,492	$8.89	to	$13.59	$122,291	0.60%	0.00%	to	1.50%	-10.51%	to	-9.13%
2010		10,301	$9.88	to	$15.01	$133,413	0.85%	0.00%	to	1.50%	19.77%	to	21.64%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya High Yield Portfolio - Adviser Class													
2014		4		$11.83		$44	6.67%		0.35%			0.51%	
2013		4		$11.77		$46	6.19%		0.35%			4.81%	
2012		5		$11.23		$51	5.00%		0.35%			13.32%	
2011	07/18/2011	3		$9.91		$29	(b)		0.35%			(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Voya High Yield Portfolio - Institutional Class													
2014		2,381	$11.11	to	$17.32	$31,277	6.41%	0.00%	to	1.20%	0.23%	to	1.45%
2013		2,397	$11.00	to	$17.24	$31,115	6.14%	0.00%	to	1.20%	4.64%	to	5.83%
2012		2,180	$10.44	to	$16.43	$28,658	5.51%	0.00%	to	1.10%	13.20%	to	13.31%
2011		697	$14.47	to	$14.50	$10,100	7.87%	0.95%	to	1.00%	3.65%	to	3.72%
2010		491	$13.96	to	$13.98	$6,858	7.29%	0.95%	to	1.00%	13.40%	to	13.47%
Voya High Yield Portfolio - Service Class													
2014		1,361	$15.82	to	$19.86	$24,624	6.21%	0.00%	to	1.50%	-0.35%	to	1.21%
2013		1,517	$15.78	to	$19.70	$27,339	5.94%	0.00%	to	1.50%	4.07%	to	5.63%
2012		1,792	$15.08	to	$18.65	$30,849	6.94%	0.00%	to	1.50%	12.30%	to	14.08%
2011		1,538	$13.34	to	$16.36	$23,607	7.03%	0.00%	to	1.50%	2.85%	to	4.47%
2010		1,397	$12.89	to	$15.66	$20,723	7.21%	0.00%	to	1.50%	12.60%	to	14.27%
Voya Large Cap Growth Portfolio - Adviser Class													
2014		12		$17.69		$210	-		0.35%			12.60%	
2013		12		$15.71		$187	0.58%		0.35%			29.83%	
2012		13		$12.10		$155	0.75%		0.35%			17.13%	
2011	01/21/2011	11		$10.33		$113	(b)		0.35%			(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Large Cap Growth Portfolio - Institutional Class													
2014		24,580	$17.24	to	$23.99	$434,528	0.38%	0.00%	to	1.50%	11.88%	to	13.62%
2013		16,193	$15.41	to	$21.32	$254,592	0.54%	0.00%	to	1.50%	29.01%	to	31.09%
2012		15,966	$11.94	to	$16.43	$193,340	0.58%	0.00%	to	1.50%	16.26%	to	18.10%
2011	01/21/2011	12,873	$10.27	to	$14.05	$133,022	(b)	0.00%	to	1.50%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Growth Portfolio - Service Class													
2014		286	$11.31	to	$27.27	$5,413	0.24%	0.00%	to	1.35%	11.79%	to	13.35%
2013		110	$15.63	to	$24.06	$1,972	0.52%	0.00%	to	1.40%	28.82%	to	30.64%
2012		25	$12.06	to	$13.93	$338	0.33%	0.00%	to	1.40%	16.14%	to	17.87%
2011		25	$10.32	to	$15.22	$266	0.11%	0.00%	to	1.40%		1.74%	
2010		217	$14.96	to	$15.29	$3,252	0.33%	0.00%	to	0.50%	13.68%	to	14.19%
Voya Large Cap Value Portfolio - Adviser Class													
2014		2		$11.53		$24	-		0.35%			8.98%	
2013	09/06/2013	3		$10.58		$29	(d)		0.35%			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
2010		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Large Cap Value Portfolio - Institutional Class													
2014		27,820	$12.68	to	$15.50	$384,229	2.12%	0.00%	to	1.95%	7.95%	to	10.09%
2013		27,029	$11.74	to	$14.08	$342,341	2.16%	0.00%	to	1.95%	28.31%	to	30.92%
2012		22,249	$9.15	to	$10.76	$217,365	2.56%	0.00%	to	1.95%	12.41%	to	14.71%
2011		24,706	$8.14	to	$9.38	$212,312	1.28%	0.00%	to	1.95%	1.50%	to	3.53%
2010		16,432	$8.02	to	$9.06	$137,628	2.49%	0.00%	to	1.95%	17.08%	to	19.37%
Voya Large Cap Value Portfolio - Service Class													
2014		126	$12.15	to	$14.19	$1,681	1.97%	0.10%	to	1.55%	7.99%	to	9.40%
2013		100	$11.22	to	$13.29	$1,259	1.73%	0.10%	to	1.55%	28.68%	to	30.07%
2012		72	$9.24	to	$9.91	$708	2.35%	0.50%	to	1.55%	12.55%	to	13.78%
2011		95	$8.21	to	$8.71	$821	1.94%	0.50%	to	1.55%		2.18%	
2010		-		$8.26		$3	-		1.05%			18.00%	
Voya Limited Maturity Bond Portfolio - Adviser Class													
2014		2		$10.06		$19	-		0.35%			-	
2013		2		$10.06		$18	-		0.35%			-	
2012	01/23/2012	2		$10.06		$17	(c)		0.35%			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	

288

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class													
2014		1,061	$13.93	to	$17.64	$17,240	0.99%	0.00%	to	1.95%	13.13%	to	15.65%
2013		1,721	$12.19	to	$15.44	$24,438	0.97%	0.00%	to	1.95%	28.10%	to	30.74%
2012		1,794	$9.41	to	$11.93	$19,631	1.55%	0.00%	to	1.95%	8.29%	to	10.53%
2011		1,981	$8.60	to	$10.90	$19,761	1.67%	0.00%	to	1.95%	-6.14%	to	-4.24%
2010		1,963	$9.06	to	$11.50	$20,602	1.34%	0.00%	to	1.95%	13.87%	to	16.17%
Voya Multi-Manager Large Cap Core Portfolio - Service Class													
2014		25	$14.88	to	$15.88	$382	1.11%	0.75%	to	1.50%	13.24%	to	14.08%
2013		25	$13.14	to	$13.92	$338	0.65%	0.75%	to	1.50%	28.32%	to	29.19%
2012		26	$10.24	to	$10.73	$273	1.47%	0.80%	to	1.50%	8.70%	to	9.49%
2011		28	$9.42	to	$9.80	$271	1.08%	0.80%	to	1.50%	-5.85%	to	-5.31%
2010		46	$10.00	to	$10.52	$473	1.21%	0.45%	to	1.55%	14.27%	to	15.22%
Voya U.S. Bond Index Portfolio - Class I													
2014		982	$11.76	to	$13.24	$12,284	1.95%	0.00%	to	1.80%	3.89%	to	5.75%
2013		777	$11.32	to	$12.52	$9,263	1.91%	0.00%	to	1.80%	-4.31%	to	-2.57%
2012		937	$11.83	to	$12.85	$11,539	2.32%	0.00%	to	1.80%	2.30%	to	3.88%
2011		794	$11.71	to	$12.37	$9,456	2.02%	0.00%	to	1.50%	5.58%	to	7.19%
2010		477	$11.09	to	$11.54	$5,363	2.67%	0.00%	to	1.55%	4.52%	to	6.16%
Voya U.S. Stock Index Portfolio - Institutional Class													
2014		1,006	$15.49	to	$22.59	$19,708	2.04%	0.00%	to	1.40%	11.78%	to	13.35%
2013		802	$13.72	to	$19.93	$14,396	2.25%	0.00%	to	1.40%	30.43%	to	32.34%
2012		534	$10.44	to	$15.09	$7,900	1.98%	0.00%	to	1.25%	14.36%	to	15.81%
2011		532	$11.84	to	$13.03	$6,870	2.11%	0.00%	to	1.25%	0.50%	to	1.80%
2010		473	$11.98	to	$12.80	$6,021	1.76%	0.00%	to	1.25%	13.34%	to	14.72%
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class													
2014		4		$10.38		$43	1.85%		0.35%			1.76%	
2013		6		$10.20		$65	-		0.35%			-9.41%	
2012		9		$11.26		$97	-		0.35%			5.73%	
2011	11/10/2011	7		$10.65		$74	(b)		0.35%			(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Global Real Estate Portfolio - Adviser Class													
2014		1	$12.91			$7	-	0.35%			12.95%		
2013		1	$11.43			$6	-	0.35%			2.97%		
2012		1	$11.10			$7	-	0.35%			24.72%		
2011	07/18/2011	-	$8.90			$2	(b)	0.35%			(b)		
2010		(b)	(b)			(b)	(b)	(b)			(b)		
VY® Clarion Global Real Estate Portfolio - Institutional Class													
2014		6,586	$13.50	to	$14.85	$92,705	1.37%	0.00%	to	1.50%	12.41%	to	14.06%
2013		6,640	$12.01	to	$13.02	$82,599	6.06%	0.00%	to	1.50%	2.39%	to	3.99%
2012		6,449	$11.73	to	$12.52	$77,810	0.80%	0.00%	to	1.50%	24.21%	to	26.08%
2011		5,765	$9.44	to	$9.93	$55,561	3.83%	0.00%	to	1.50%	-6.63%	to	-5.16%
2010		5,816	$10.11	to	$10.47	$59,612	8.70%	0.00%	to	1.50%	14.63%	to	16.33%
VY® Clarion Real Estate Portfolio - Adviser Class													
2014		4	$14.69			$53	2.20%	0.35%			28.97%		
2013		3	$11.39			$38	-	0.35%			1.33%		
2012		4	$11.24			$41	-	0.35%			14.69%		
2011	08/15/2011	2	$9.80			$18	(b)	0.35%			(b)		
2010		(b)	(b)			(b)	(b)	(b)			(b)		
VY® Clarion Real Estate Portfolio - Institutional Class													
2014		140	$15.77	to	$17.22	$2,409	1.61%	0.95%	to	1.95%	27.80%	to	29.09%
2013		145	$12.34	to	$13.34	$1,928	1.65%	0.95%	to	1.95%	0.24%	to	1.29%
2012		175	$12.31	to	$13.17	$2,303	1.30%	0.95%	to	1.95%	13.56%	to	14.72%
2011		188	$10.84	to	$11.48	$2,157	2.40%	0.95%	to	1.95%	7.65%	to	8.71%
2010		182	$10.07	to	$10.56	$1,924	3.64%	0.95%	to	1.95%	25.88%	to	27.08%
VY® Clarion Real Estate Portfolio - Service Class													
2014		3,889	$14.77	to	$18.29	$65,786	1.31%	0.00%	to	1.50%	27.97%	to	29.81%
2013		3,817	$11.47	to	$14.09	$50,213	1.43%	0.00%	to	1.50%	0.48%	to	2.13%
2012		4,181	$11.34	to	$13.80	$54,384	1.03%	0.00%	to	1.55%	13.69%	to	15.52%
2011		4,216	$9.91	to	$11.95	$48,009	1.33%	0.00%	to	1.55%	7.87%	to	9.53%
2010		3,935	$9.13	to	$10.91	$41,259	3.37%	0.00%	to	1.50%	26.02%	to	28.05%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® FMR Diversified Mid Cap Portfolio - Institutional Class													
2014		2,466	$15.01	to	$15.17	$37,011	0.43%	0.00%	to	0.45%	5.78%	to	6.23%
2013		2,570	$14.19	to	$14.28	$36,469	0.74%	0.00%	to	0.45%	35.79%	to	36.39%
2012	09/04/2012	2,655	$10.45	to	$10.47	$27,744	(c)	0.00%	to	0.45%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
VY® FMR Diversified Mid Cap Portfolio - Service Class													
2014		2,450	$14.79	to	$24.45	$54,794	0.23%	0.00%	to	1.60%	4.34%	to	6.04%
2013		2,805	$14.08	to	$23.06	$59,652	0.47%	0.00%	to	1.60%	33.87%	to	36.01%
2012		3,077	$10.44	to	$16.96	$48,491	0.53%	0.00%	to	1.60%	12.81%	to	14.67%
2011		4,580	$9.19	to	$14.79	$64,098	0.20%	0.00%	to	1.60%	-12.28%	to	-10.93%
2010		4,086	$10.41	to	$16.61	$64,558	0.15%	0.00%	to	1.80%	26.45%	to	28.45%
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class													
2014		3		$13.88		$40	-		0.35%			5.47%	
2013		3		$13.16		$38	-		0.35%			35.39%	
2012		1		$9.72		$8	-		0.35%			14.08%	
2011	05/17/2011	1		$8.52		$12	(b)		0.35%			(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
VY® Invesco Growth and Income Portfolio - Institutional Class													
2014		1,485	$15.21	to	$15.37	$22,583	1.17%	0.00%	to	0.45%	9.90%	to	10.34%
2013		886	$13.84	to	$13.93	$12,257	1.54%	0.00%	to	0.45%	33.59%	to	34.20%
2012	09/04/2012	634	$10.36	to	$10.38	$6,568	(c)	0.00%	to	0.45%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
VY® Invesco Growth and Income Portfolio - Service Class													
2014		1,427	$14.39	to	$20.69	$27,024	1.15%	0.00%	to	1.50%	8.48%	to	10.11%
2013		1,496	$13.18	to	$18.79	$25,945	1.37%	0.00%	to	1.50%	31.89%	to	33.98%
2012		1,367	$9.94	to	$14.04	$17,841	2.25%	0.00%	to	1.50%	12.91%	to	14.61%
2011		1,721	$8.75	to	$12.25	$19,901	1.21%	0.00%	to	1.50%	-3.65%	to	-2.16%
2010		1,829	$9.03	to	$12.52	$21,766	0.24%	0.00%	to	1.50%	10.79%	to	12.49%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class													
2014		18		$17.88		$321	0.68%		0.35%			0.17%	
2013		15		$17.85		$265	0.70%		0.35%			-6.40%	
2012		16		$19.07		$307	-		0.35%			18.30%	
2011		18		$16.12		$286	0.87%		0.35%			-18.83%	
2010		20		$19.86		$405	0.48%		0.35%			19.49%	
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2014		1,208	$18.55	to	$18.70	$22,492	1.22%	0.95%	to	1.20%	-0.11%	to	0.16%
2013		1,302	$18.57	to	$18.67	$24,242	1.13%	0.95%	to	1.20%	-6.54%	to	-6.37%
2012		1,631	$19.87	to	$19.94	$32,471	-	0.95%	to	1.10%	17.99%	to	18.20%
2011		1,715	$16.84	to	$16.87	$28,902	1.10%	0.95%	to	1.00%	-18.84%	to	-18.82%
2010		1,953	$20.75	to	$20.78	$40,548	0.67%	0.95%	to	1.00%	19.39%	to	19.49%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class													
2014		953	$8.88	to	$23.68	$20,091	0.94%	0.00%	to	1.55%	-0.58%	to	0.97%
2013		973	$8.88	to	$23.46	$20,444	0.87%	0.00%	to	1.50%	-7.12%	to	-5.78%
2012		1,166	$9.51	to	$24.70	$26,309	-	0.00%	to	1.50%	17.35%	to	19.08%
2011		1,268	$8.05	to	$20.76	$23,894	0.83%	0.00%	to	1.50%	-19.51%	to	-18.26%
2010		1,441	$9.94	to	$25.42	$33,720	0.48%	0.00%	to	1.55%	18.45%	to	20.31%
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class													
2014		1		$15.89		$24	-		0.35%			7.51%	
2013		1		$14.78		$22	-		0.35%			38.13%	
2012		1		$10.70		$16	-		0.35%			17.84%	
2011	08/08/2011	1		$9.08		$9	(b)		0.35%			(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
2014		1,682	$15.88	to	$16.05	$26,704	0.56%	0.00%	to	0.45%	8.10%	to	8.59%
2013		1,325	$14.69	to	$14.78	$19,469	0.95%	0.00%	to	0.45%	38.72%	to	39.43%
2012	09/04/2012	851	$10.59	to	$10.60	$9,013	(c)	0.00%	to	0.45%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	

292

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class													
2014		931	$17.70	to	$26.03	$22,043	0.36%	0.00%	to	1.65%	6.60%	to	8.37%
2013		816	$16.48	to	$24.02	$17,992	0.83%	0.00%	to	1.65%	36.86%	to	39.00%
2012		524	$11.97	to	$17.29	$8,402	0.25%	0.00%	to	1.50%	16.92%	to	18.67%
2011		631	$10.18	to	$14.57	$8,714	0.37%	0.00%	to	1.50%	-2.80%	to	-1.29%
2010		466	$10.41	to	$14.76	$6,554	0.28%	0.00%	to	1.50%	24.86%	to	26.70%
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class													
2014		2		$13.79		$30	2.99%		0.35%			3.53%	
2013		3		$13.32		$37	2.94%		0.35%			18.61%	
2012		3		$11.23		$31	4.35%		0.35%			14.94%	
2011	08/08/2011	1		$9.77		$15	(b)		0.35%			(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class													
2014		27		$14.83		$403	1.07%		0.35%			11.42%	
2013		26		$13.31		$346	1.11%		0.35%			21.33%	
2012		18		$10.97		$195	1.76%		0.35%			13.68%	
2011	05/17/2011	15		$9.65		$146	(b)		0.35%			(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class													
2014		13,509	$14.17	to	$14.32	$191,423	1.63%	0.00%	to	0.45%	11.93%	to	12.40%
2013		12,616	$12.66	to	$12.74	$159,719	1.46%	0.00%	to	0.45%	21.97%	to	22.50%
2012	09/04/2012	10,830	$10.38	to	$10.40	$112,414	(c)	0.00%	to	0.45%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class													
2014		26,384	$16.59	to	$23.46	$564,335	1.35%	0.00%	to	1.55%	10.39%	to	12.16%
2013		25,445	$14.93	to	$20.92	$489,494	1.16%	0.00%	to	1.55%	20.31%	to	22.22%
2012		23,795	$12.33	to	$17.12	$377,748	1.56%	0.00%	to	1.55%	12.76%	to	14.52%
2011		28,088	$10.86	to	$14.95	$396,097	1.97%	0.00%	to	1.55%	1.28%	to	2.89%
2010		25,529	$10.65	to	$14.53	$352,842	1.74%	0.00%	to	1.55%	12.32%	to	13.97%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Equity Income Portfolio - Adviser Class													
2014		87		$17.64		$1,535	1.62%		0.35%			6.78%	
2013		109		$16.52		$1,793	1.34%		0.35%			28.86%	
2012		128		$12.82		$1,638	1.75%		0.35%			16.23%	
2011		131		$11.03		$1,447	1.86%		0.35%			-1.52%	
2010		121		$11.20		$1,354	1.31%		0.35%			14.17%	
VY® T. Rowe Price Equity Income Portfolio - Service Class													
2014		5,230	$13.77	to	$28.61	$121,652	1.87%	0.00%	to	1.65%	5.70%	to	7.46%
2013		5,436	$12.93	to	$26.63	$122,461	1.61%	0.00%	to	1.65%	27.59%	to	30.09%
2012		5,641	$10.06	to	$20.53	$104,568	1.97%	0.00%	to	1.65%	15.46%	to	17.25%
2011		6,232	$8.66	to	$17.51	$100,170	1.97%	0.00%	to	1.50%	-2.41%	to	-0.89%
2010		6,508	$8.82	to	$17.67	$106,214	1.54%	0.00%	to	1.65%	13.06%	to	15.00%
VY® T. Rowe Price International Stock Portfolio - Adviser Class													
2014		12		$10.04		$117	0.84%		0.35%			-1.76%	
2013		12		$10.22		$120	0.90%		0.35%			13.56%	
2012		11		$9.00		$102	-		0.35%			17.96%	
2011		11		$7.63		$83	3.66%		0.35%			-13.00%	
2010		9		$8.77		$81	0.78%		0.35%			13.02%	
VY® T. Rowe Price International Stock Portfolio - Service Class													
2014		484	$8.63	to	$17.44	$7,682	1.18%	0.00%	to	1.50%	-2.58%	to	-1.08%
2013		487	$8.81	to	$17.64	$7,898	1.06%	0.00%	to	1.50%	12.58%	to	14.39%
2012		527	$7.78	to	$15.43	$7,554	0.28%	0.00%	to	1.50%	17.02%	to	18.78%
2011		564	$6.61	to	$12.99	$6,872	3.63%	0.00%	to	1.50%	-13.67%	to	-12.35%
2010		579	$7.60	to	$14.82	$8,102	1.37%	0.00%	to	1.50%	12.11%	to	13.82%
VY® Templeton Global Growth Portfolio - Institutional Class													
2014		41	$9.36	to	$20.79	$806	1.36%	0.55%	to	1.45%	-3.95%	to	-3.12%
2013		39	$20.02	to	$21.46	$813	1.57%	0.55%	to	1.45%	29.08%	to	30.21%
2012		52	$15.51	to	$16.42	$841	1.94%	0.60%	to	1.45%	20.23%	to	21.27%
2011		53	$12.90	to	$13.54	$709	1.80%	0.60%	to	1.45%	-6.86%	to	-6.04%
2010		52	$13.78	to	$14.41	$735	1.63%	0.60%	to	1.55%	6.33%	to	7.38%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Templeton Global Growth Portfolio - Service Class													
	2014	503	$11.66	to	$14.03	$6,583	1.31%	0.00%	to	1.50%	-4.27%	to	-2.76%
	2013	511	$12.10	to	$14.47	$6,959	1.65%	0.00%	to	1.50%	28.73%	to	30.65%
	2012	458	$9.34	to	$11.11	$4,823	1.78%	0.00%	to	1.50%	19.93%	to	21.73%
	2011	438	$7.74	to	$9.14	$3,825	1.81%	0.00%	to	1.50%	-7.10%	to	-5.69%
	2010	395	$8.29	to	$9.72	$3,693	1.47%	0.00%	to	1.50%	6.15%	to	7.79%
Voya Money Market Portfolio - Class I													
	2014	16,143	$9.74	to	$56.50	$236,364	-	0.00%	to	1.80%	-1.51%	to	0.10%
	2013	18,772	$9.87	to	$56.80	$281,491	-	0.00%	to	1.85%		-1.79%	
	2012	19,232	$10.05	to	$57.08	$295,287	0.03%	0.00%	to	1.85%	-1.53%	to	0.07%
	2011	21,788	$10.14	to	$57.32	$341,904	0.00%	0.00%	to	1.60%	-1.51%	to	0.06%
	2010	21,616	$10.23	to	$57.51	$342,560	0.02%	0.00%	to	1.85%	-1.61%	to	0.29%
Voya Global Real Estate Fund - Class A													
	2014	7	$20.79	to	$22.00	$151	2.10%	0.35%	to	1.35%	12.18%	to	13.01%
	2013	7	$18.51	to	$19.30	$135	2.64%	0.50%	to	1.40%	2.21%	to	3.10%
	2012	5	$18.11	to	$18.72	$92	5.16%	0.50%	to	1.40%	24.30%	to	24.63%
	2011	4	$14.90	to	$15.02	$63	3.60%	0.50%	to	0.80%		-6.35%	
	2010	3	$15.91	to	$15.95	$48	2.78%	0.65%	to	0.80%		13.89%	
Voya Multi-Manager International Small Cap Fund - Class A													
	2014	16	$18.57	to	$21.28	$328	0.48%	0.00%	to	1.25%	-7.06%	to	-6.13%
	2013	23	$20.33	to	$22.67	$500	1.53%	0.00%	to	1.10%	27.14%	to	28.51%
	2012	25	$15.64	to	$17.64	$418	0.90%	0.00%	to	1.35%	18.57%	to	20.16%
	2011	79	$13.14	to	$14.68	$1,134	1.38%	0.00%	to	1.40%	-18.79%	to	-17.62%
	2010	101	$15.79	to	$17.82	$1,766	0.41%	0.00%	to	1.75%	22.40%	to	24.53%
Voya Aggregate Bond Portfolio - Adviser Class													
	2014	124		$15.23		$1,890	1.54%		0.35%			4.46%	
	2013	137		$14.58		$1,995	3.13%		0.35%			-2.41%	
	2012	179		$14.94		$2,675	2.97%		0.35%			7.25%	
	2011	185		$13.93		$2,578	2.89%		0.35%			2.58%	
	2010	147		$13.58		$1,991	3.43%		0.35%			6.93%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Aggregate Bond Portfolio - Initial Class													
2014		216	$10.99	to	$11.69	$2,478	2.05%	0.00%	to	1.40%	3.88%	to	5.41%
2013		105	$10.58	to	$11.09	$1,138	2.60%	0.00%	to	1.40%	-3.02%	to	-2.44%
2012		29	$10.91	to	$11.07	$322	5.00%	0.80%	to	1.40%	6.75%	to	7.19%
2011	07/20/2011	8	$10.22	to	$10.29	$78	(b)	0.95%	to	1.40%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Aggregate Bond Portfolio - Service Class													
2014		10,309	$13.45	to	$18.94	$169,930	1.76%	0.00%	to	1.95%	3.12%	to	5.52%
2013		12,726	$12.90	to	$18.01	$201,227	3.35%	0.00%	to	1.95%	-3.80%	to	-1.85%
2012		15,755	$13.27	to	$18.35	$255,966	3.07%	0.00%	to	1.95%	5.80%	to	7.92%
2011		15,317	$12.41	to	$17.01	$232,928	2.92%	0.00%	to	1.95%	1.25%	to	3.26%
2010		15,339	$12.13	to	$16.48	$227,651	3.41%	0.00%	to	1.95%	5.45%	to	7.58%
Voya Global Bond Portfolio - Adviser Class													
2014		19		$14.21		$272	0.34%		0.35%			-0.42%	
2013		23		$14.27		$323	1.69%		0.35%			-4.87%	
2012		26		$15.00		$388	5.74%		0.35%			6.99%	
2011		29		$14.02		$413	7.47%		0.35%			2.94%	
2010		35		$13.62		$471	3.38%		0.35%			14.74%	
Voya Global Bond Portfolio - Initial Class													
2014		6,870	$12.27	to	$15.51	$96,508	0.83%	0.00%	to	1.95%	-1.54%	to	1.34%
2013		8,054	$12.33	to	$15.45	$113,498	2.06%	0.00%	to	1.95%	-6.10%	to	-2.83%
2012		10,197	$12.96	to	$16.05	$151,398	6.15%	0.00%	to	1.95%	5.04%	to	7.95%
2011		11,179	$12.12	to	$14.91	$155,537	7.58%	0.00%	to	1.95%	1.72%	to	3.76%
2010		11,430	$11.79	to	$14.38	$154,688	3.10%	0.00%	to	1.95%	13.56%	to	17.21%
Voya Global Bond Portfolio - Service Class													
2014		74	$11.82	to	$13.16	$932	0.53%	0.00%	to	1.50%	-1.29%	to	0.23%
2013		76	$11.97	to	$13.18	$955	1.68%	0.00%	to	1.50%	-5.72%	to	-4.30%
2012		98	$12.68	to	$13.98	$1,301	5.93%	0.00%	to	1.50%	6.07%	to	7.38%
2011		72	$11.94	to	$13.18	$891	10.87%	0.25%	to	1.50%	1.93%	to	3.12%
2010		90	$11.68	to	$12.93	$1,077	2.73%	0.35%	to	1.50%	13.82%	to	15.15%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2015 Portfolio - Initial Class													
2014		44	$13.29	to	$17.03	$692	2.87%	0.10%	to	1.40%	4.62%	to	5.72%
2013		42	$12.69	to	$15.67	$631	2.66%	0.30%	to	1.40%	8.41%	to	9.05%
2012		20	$11.68	to	$14.37	$270	2.14%	0.80%	to	1.40%	9.01%	to	9.40%
2011	07/21/2011	1	$10.70	to	$13.08	$11	(b)	0.95%	to	1.40%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Index Solution 2015 Portfolio - Service Class													
2014		84	$13.88	to	$16.33	$1,310	1.48%	0.00%	to	1.20%	4.46%	to	5.71%
2013		41	$13.13	to	$15.49	$586	1.46%	0.00%	to	1.20%	8.80%	to	9.69%
2012		58	$11.97	to	$14.23	$787	1.79%	0.00%	to	0.80%	9.38%	to	10.22%
2011		44	$10.86	to	$13.01	$552	0.99%	0.00%	to	0.75%	0.08%	to	0.74%
2010	07/19/2010	5	$10.78	to	$13.00	$55	(a)	0.00%	to	0.75%		(a)	
Voya Index Solution 2015 Portfolio - Service 2 Class													
2014		89	$13.23	to	$14.27	$1,223	2.41%	0.00%	to	1.55%	4.01%	to	5.63%
2013		90	$12.72	to	$13.51	$1,185	2.12%	0.00%	to	1.55%	7.89%	to	9.57%
2012		82	$11.79	to	$12.33	$981	1.80%	0.00%	to	1.55%	8.36%	to	9.86%
2011		72	$10.88	to	$11.16	$798	2.29%	0.20%	to	1.55%	-0.91%	to	0.45%
2010	04/16/2010	62	$10.98	to	$11.11	$687	(a)	0.20%	to	1.55%		(a)	
Voya Index Solution 2025 Portfolio - Initial Class													
2014		143	$14.73	to	$19.18	$2,587	1.78%	0.10%	to	1.40%	4.51%	to	5.63%
2013		73	$14.08	to	$17.87	$1,238	1.63%	0.30%	to	1.40%	15.72%	to	16.27%
2012		32	$12.14	to	$15.12	$476	2.17%	0.95%	to	1.40%	11.73%	to	12.17%
2011	07/21/2011	6	$10.86	to	$13.48	$78	(b)	0.95%	to	1.40%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Index Solution 2025 Portfolio - Service Class													
2014		134	$15.38	to	$18.41	$2,410	1.42%	0.00%	to	1.20%	4.42%	to	5.63%
2013		64	$14.56	to	$17.47	$1,101	1.68%	0.00%	to	1.20%	16.16%	to	17.04%
2012		6	$12.44	to	$15.04	$87	1.47%	0.00%	to	0.75%	12.24%	to	13.09%
2011		4	$11.00	to	$13.40	$49	5.19%	0.00%	to	0.75%	-2.26%	to	-1.52%
2010	08/19/2010	2	$11.17	to	$13.71	$28	(a)	0.00%	to	0.75%		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2025 Portfolio - Service 2 Class													
2014		282	$14.71	to	$15.87	$4,350	1.72%	0.00%	to	1.55%	3.88%	to	5.52%
2013		257	$14.16	to	$15.04	$3,767	1.58%	0.00%	to	1.55%	15.12%	to	16.86%
2012		204	$12.30	to	$12.87	$2,563	1.36%	0.00%	to	1.55%	11.11%	to	12.59%
2011		178	$11.07	to	$11.36	$2,003	1.87%	0.20%	to	1.55%	-3.23%	to	-1.90%
2010	04/16/2010	132	$11.44	to	$11.58	$1,519	(a)	0.20%	to	1.55%		(a)	
Voya Index Solution 2035 Portfolio - Initial Class													
2014		120	$16.32	to	$20.74	$2,313	1.55%	0.00%	to	1.40%	4.68%	to	6.14%
2013		72	$15.42	to	$19.54	$1,305	1.19%	0.00%	to	1.40%	20.64%	to	21.17%
2012		24	$15.41	to	$15.59	$372	1.45%	0.95%	to	1.40%	13.90%	to	14.38%
2011	07/05/2011	3	$13.53	to	$13.63	$42	(b)	0.95%	to	1.40%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Index Solution 2035 Portfolio - Service Class													
2014		88	$16.33	to	$19.82	$1,641	1.12%	0.00%	to	1.20%	4.66%	to	5.90%
2013		30	$15.42	to	$18.77	$504	1.19%	0.00%	to	1.20%	20.99%	to	21.99%
2012		13	$12.64	to	$15.50	$169	0.80%	0.00%	to	0.80%	14.22%	to	15.12%
2011		7	$10.98	to	$13.57	$80	1.96%	0.00%	to	0.75%	-3.96%	to	-3.26%
2010	08/12/2010	2	$11.35	to	$14.13	$22	(a)	0.00%	to	0.75%		(a)	
Voya Index Solution 2035 Portfolio - Service 2 Class													
2014		183	$15.65	to	$16.89	$3,006	1.54%	0.00%	to	1.55%	4.13%	to	5.83%
2013		165	$15.03	to	$15.96	$2,576	1.23%	0.00%	to	1.55%	19.86%	to	21.74%
2012		141	$12.54	to	$13.11	$1,815	1.13%	0.00%	to	1.55%	13.28%	to	14.94%
2011		139	$11.07	to	$11.38	$1,557	1.59%	0.10%	to	1.55%	-4.90%	to	-3.48%
2010	04/16/2010	92	$11.64	to	$11.79	$1,083	(a)	0.10%	to	1.55%		(a)	
Voya Index Solution 2045 Portfolio - Initial Class													
2014		86	$16.83	to	$21.74	$1,768	0.93%	0.00%	to	1.40%	4.83%	to	6.36%
2013		20	$15.87	to	$20.44	$380	1.40%	0.00%	to	1.40%	22.64%	to	23.12%
2012		3	$15.86	to	$16.05	$48	-	0.95%	to	1.40%	14.51%	to	15.14%
2011	09/19/2011	1	$13.85	to	$13.94	$17	(b)	0.95%	to	1.40%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2045 Portfolio - Service Class													
2014		40	$15.94	to	$20.77	$785	1.57%	0.00%	to	1.25%	4.76%	to	6.03%
2013		20	$15.93	to	$19.65	$365	1.00%	0.00%	to	1.20%	23.10%	to	24.07%
2012		2	$12.84	to	$15.95	$34	-	0.00%	to	0.80%	14.94%	to	15.88%
2011		2	$11.08	to	$13.87	$19	-	0.00%	to	0.80%	-4.80%	to	-4.15%
2010	12/1/2010	-	$11.56	to	$14.57	$1	(a)	0.00%	to	0.75%		(a)	
Voya Index Solution 2045 Portfolio - Service 2 Class													
2014		132	$16.17	to	$17.45	$2,238	1.18%	0.00%	to	1.55%	4.32%	to	5.95%
2013		114	$15.50	to	$16.47	$1,821	1.02%	0.00%	to	1.55%	21.95%	to	23.83%
2012		101	$12.71	to	$13.30	$1,308	1.08%	0.00%	to	1.55%	13.89%	to	15.61%
2011		81	$11.16	to	$11.47	$923	1.19%	0.10%	to	1.55%	-5.82%	to	-4.42%
2010	04/16/2010	49	$11.85	to	$12.00	$584	(a)	0.10%	to	1.55%		(a)	
Voya Index Solution 2055 Portfolio - Initial Class													
2014		26	$16.09	to	$17.10	$424	1.04%	0.10%	to	1.40%	5.09%	to	6.49%
2013		10	$15.31	to	$16.02	$153	1.16%	0.15%	to	1.40%	22.72%	to	23.10%
2012		2	$12.50	to	$12.64	$20	-	0.95%	to	1.35%		15.12%	
2011	11/15/2011	-		$10.98		-	(b)		0.95%			(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Index Solution 2055 Portfolio - Service Class													
2014		27	$15.84	to	$16.98	$446	1.73%	0.00%	to	1.50%	4.76%	to	6.32%
2013		16	$15.12	to	$15.97	$246	0.45%	0.00%	to	1.50%	22.59%	to	24.18%
2012		16	$12.44	to	$12.86	$202	-	0.00%	to	1.25%	14.44%	to	15.86%
2011		6	$10.87	to	$11.10	$64	-	0.00%	to	1.25%	-5.04%	to	-4.15%
2010	10/11/2010	-	$11.51	to	$11.58	$3	(a)	0.00%	to	0.95%		(a)	
Voya Index Solution 2055 Portfolio - Service 2 Class													
2014		22	$15.84	to	$16.86	$368	1.03%	0.00%	to	1.35%	4.75%	to	6.10%
2013		14	$15.01	to	$15.89	$217	0.65%	0.00%	to	1.55%	22.03%	to	23.95%
2012		7	$12.30	to	$12.82	$92	-	0.00%	to	1.55%	14.35%	to	14.89%
2011		5	$10.87	to	$10.97	$53	-	0.60%	to	1.15%		-5.21%	
2010	6/22/2010	-		$11.51		-	(a)	0.90%	to	0.95%		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution Income Portfolio - Initial Class													
2014		31	$13.41	to	$15.97	$468	4.18%	0.10%	to	1.25%	4.91%	to	5.92%
2013	10/09/2013	1	$12.66	to	$14.45	$10	(d)	0.30%	to	1.25%		(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
2010		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Index Solution Income Portfolio - Service Class													
2014		72	$13.43	to	$15.33	$1,094	2.28%	0.00%	to	1.05%	5.04%	to	5.91%
2013		58	$12.68	to	$14.49	$833	3.56%	0.00%	to	0.80%	6.94%	to	7.73%
2012		84	$11.77	to	$13.55	$1,133	2.02%	0.00%	to	0.80%	7.63%	to	8.58%
2011	02/09/2011	51	$10.84	to	$12.59	$645	(b)	0.00%	to	0.80%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Index Solution Income Portfolio - Service 2 Class													
2014		22	$12.70	to	$13.70	$288	2.19%	0.00%	to	1.55%	4.18%	to	5.79%
2013		21	$12.19	to	$12.95	$259	2.89%	0.00%	to	1.55%	6.00%	to	7.08%
2012		19	$11.50	to	$11.86	$226	2.91%	0.50%	to	1.55%	6.68%	to	7.76%
2011		17	$10.78	to	$10.97	$186	2.89%	0.60%	to	1.55%	0.94%	to	1.86%
2010	04/16/2010	15	$10.68	to	$10.76	$160	(a)	0.65%	to	1.55%		(a)	
Voya Solution 2015 Portfolio - Adviser Class													
2014		63		$14.28		$905	2.30%		0.35%			5.08%	
2013		68		$13.59		$919	3.01%		0.35%			8.55%	
2012		70		$12.52		$874	3.93%		0.35%			10.70%	
2011		71	$11.31	to	$12.12	$805	2.89%	0.00%	to	0.35%	-1.22%	to	-0.90%
2010		45	$11.45	to	$12.23	$512	0.09%	0.00%	to	0.65%	10.19%	to	10.88%
Voya Solution 2015 Portfolio - Initial Class													
2014		260	$10.27	to	$11.93	$3,054	2.70%	0.00%	to	1.20%	5.55%	to	6.04%
2013		158	$11.18	to	$11.25	$1,766	3.75%	0.00%	to	0.45%	8.97%	to	9.44%
2012	09/04/2012	124	$10.26	to	$10.28	$1,276	(c)	0.00%	to	0.45%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2015 Portfolio - Service Class													
2014		4,708	$11.83	to	$15.86	$68,097	2.61%	0.00%	to	1.50%	4.18%	to	5.75%
2013		4,916	$11.29	to	$15.00	$67,703	3.22%	0.00%	to	1.50%	7.48%	to	9.16%
2012		5,266	$10.44	to	$13.75	$67,178	4.26%	0.00%	to	1.50%	9.77%	to	11.53%
2011		5,226	$9.45	to	$12.33	$60,328	3.23%	0.00%	to	1.50%	-2.19%	to	-0.68%
2010		4,993	$9.61	to	$12.42	$58,754	2.36%	0.00%	to	1.50%	9.61%	to	11.39%
Voya Solution 2015 Portfolio - Service 2 Class													
2014		579	$13.44	to	$14.50	$8,129	2.43%	0.00%	to	1.55%	3.94%	to	5.61%
2013		756	$12.93	to	$13.73	$10,144	3.01%	0.00%	to	1.55%	7.30%	to	8.97%
2012		855	$12.05	to	$12.60	$10,582	3.80%	0.00%	to	1.55%	9.55%	to	11.21%
2011		1,241	$11.00	to	$11.33	$13,912	3.32%	0.00%	to	1.55%	-2.40%	to	-0.79%
2010	04/16/2010	1,297	$11.27	to	$11.42	$14,738	(a)	0.00%	to	1.55%		(a)	
Voya Solution 2025 Portfolio - Adviser Class													
2014		34	$14.64	to	$15.09	$492	1.80%	0.35%	to	0.70%		4.87%	
2013		36		$13.96		$508	1.93%		0.35%			15.66%	
2012		35		$12.07		$427	2.46%		0.35%			12.80%	
2011		36		$10.70		$387	1.90%		0.35%			-3.69%	
2010		32	$11.11	to	$12.08	$351	0.05%	0.00%	to	0.95%	12.38%	to	13.53%
Voya Solution 2025 Portfolio - Initial Class													
2014		120	$10.32	to	$12.79	$1,478	4.94%	0.00%	to	1.20%	5.33%	to	5.79%
2013		66	$12.01	to	$12.09	$788	2.60%	0.00%	to	0.45%	16.04%	to	16.59%
2012	09/04/2012	50	$10.35	to	$10.37	$521	(c)	0.00%	to	0.45%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
Voya Solution 2025 Portfolio - Service Class													
2014		9,368	$11.80	to	$16.56	$142,609	2.03%	0.00%	to	1.50%	3.99%	to	5.61%
2013		9,043	$11.28	to	$15.69	$131,426	2.28%	0.00%	to	1.50%	14.56%	to	16.39%
2012		8,785	$9.79	to	$13.48	$110,500	2.73%	0.00%	to	1.50%	11.77%	to	13.49%
2011		8,260	$8.71	to	$11.89	$92,206	2.18%	0.00%	to	1.50%	-4.53%	to	-3.03%
2010		7,451	$9.07	to	$12.27	$86,539	1.58%	0.00%	to	1.50%	12.04%	to	13.82%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2025 Portfolio - Service 2 Class													
2014		982	$14.79	to	$15.96	$15,200	1.82%	0.00%	to	1.55%	3.79%	to	5.42%
2013		1,019	$14.25	to	$15.14	$15,044	2.10%	0.00%	to	1.55%	14.27%	to	16.10%
2012		1,219	$12.47	to	$13.04	$15,599	2.31%	0.00%	to	1.55%	11.61%	to	13.29%
2011		1,727	$11.17	to	$11.51	$19,675	2.22%	0.00%	to	1.55%	-4.77%	to	-3.20%
2010	04/16/2010	1,708	$11.73	to	$11.89	$20,208	(a)	0.00%	to	1.55%		(a)	
Voya Solution 2035 Portfolio - Adviser Class													
2014		12		$15.17		$183	1.51%		0.35%			4.98%	
2013		15		$14.45		$215	1.25%		0.35%			19.72%	
2012		22		$12.07		$266	1.99%		0.35%			14.41%	
2011		32		$10.55		$338	1.12%		0.35%			-5.21%	
2010		34	$11.13	to	$11.56	$379	0.05%	0.35%	to	1.00%	13.11%	to	13.92%
Voya Solution 2035 Portfolio - Initial Class													
2014		217	$10.39	to	$13.34	$2,695	2.23%	0.00%	to	1.20%	5.43%	to	5.96%
2013		142	$12.52	to	$12.59	$1,783	2.08%	0.00%	to	0.45%	20.15%	to	20.71%
2012	09/04/2012	125	$10.42	to	$10.43	$1,299	(c)	0.00%	to	0.45%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
Voya Solution 2035 Portfolio - Service Class													
2014		8,558	$11.92	to	$17.35	$136,761	2.01%	0.00%	to	1.50%	4.09%	to	5.73%
2013		8,079	$11.38	to	$16.41	$123,072	1.90%	0.00%	to	1.50%	18.60%	to	20.66%
2012		7,612	$9.54	to	$13.64	$96,949	2.16%	0.00%	to	1.50%	13.34%	to	15.11%
2011		6,862	$8.36	to	$11.85	$76,467	1.61%	0.00%	to	1.50%	-6.05%	to	-4.55%
2010		5,947	$8.85	to	$12.42	$70,002	1.19%	0.00%	to	1.50%	12.86%	to	14.58%
Voya Solution 2035 Portfolio - Service 2 Class													
2014		840	$15.56	to	$16.79	$13,637	1.95%	0.00%	to	1.55%	3.87%	to	5.53%
2013		889	$14.98	to	$15.91	$13,788	1.62%	0.00%	to	1.55%	18.33%	to	20.17%
2012		1,165	$12.66	to	$13.24	$15,155	1.94%	0.00%	to	1.55%	13.24%	to	14.93%
2011		1,444	$11.18	to	$11.52	$16,464	1.68%	0.00%	to	1.55%	-6.29%	to	-4.79%
2010	04/16/2010	1,425	$11.93	to	$12.10	$17,154	(a)	0.00%	to	1.55%		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2045 Portfolio - Adviser Class													
2014		7	$15.36	to	$15.44	$114	1.80%	0.35%	to	1.25%	5.49%		
2013		7		$14.56		$108	1.78%		0.35%		22.66%		
2012		10		$11.87		$117	1.72%		0.35%		14.80%		
2011		11		$10.34		$115	1.03%		0.35%		-5.74%		
2010		7		$10.97		$80	0.02%		0.35%		14.51%		
Voya Solution 2045 Portfolio - Initial Class													
2014		114	$10.45	to	$13.76	$1,526	1.83%	0.00%	to	1.20%	5.83%	to	6.34%
2013		102	$12.86	to	$12.94	$1,313	1.98%	0.00%	to	0.45%	23.18%		
2012	09/04/2012	77		$10.44		$803	(c)		0.45%		(c)		
2011		(c)		(c)		(c)	(c)		(c)		(c)		
2010		(c)		(c)		(c)	(c)		(c)		(c)		
Voya Solution 2045 Portfolio - Service Class													
2014		5,982	$11.86	to	$17.85	$98,309	1.68%	0.00%	to	1.50%	4.51%	to	6.12%
2013		5,814	$11.28	to	$16.82	$90,698	1.67%	0.00%	to	1.50%	21.56%	to	23.77%
2012		5,506	$9.22	to	$13.63	$70,077	1.84%	0.00%	to	1.50%	13.76%	to	15.51%
2011		4,993	$8.06	to	$11.80	$55,372	1.22%	0.00%	to	1.50%	-6.56%	to	-5.12%
2010		4,246	$8.57	to	$12.44	$49,958	0.90%	0.00%	to	1.50%	13.39%	to	15.17%
Voya Solution 2045 Portfolio - Service 2 Class													
2014		473	$16.13	to	$17.40	$7,963	1.56%	0.00%	to	1.55%	4.27%	to	5.84%
2013		512	$15.47	to	$16.44	$8,217	1.31%	0.00%	to	1.55%	21.33%	to	23.24%
2012		881	$12.75	to	$13.34	$11,546	1.54%	0.00%	to	1.55%	13.64%	to	15.40%
2011		1,168	$11.22	to	$11.56	$13,383	1.25%	0.00%	to	1.55%	-6.89%	to	-5.40%
2010	04/16/2010	1,142	$12.05	to	$12.22	$13,890	(a)	0.00%	to	1.55%		(a)	
Voya Solution 2055 Portfolio - Initial Class													
2014		57	$10.48	to	$16.90	$777	1.07%	0.00%	to	1.20%	6.09%		
2013		10		$15.60		$155	1.43%		0.45%		23.32%		
2012	09/14/2012	10		$12.65		$124	(c)		0.45%		(c)		
2011		(c)		(c)		(c)	(c)		(c)		(c)		
2010		(c)		(c)		(c)	(c)		(c)		(c)		

303

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2055 Portfolio - Service Class													
2014		672	$15.03	to	$16.71	$10,817	1.38%	0.00%	to	1.50%	4.63%	to	6.23%
2013		489	$14.28	to	$15.73	$7,472	1.20%	0.00%	to	1.50%	21.65%	to	23.57%
2012		272	$11.67	to	$12.73	$3,384	1.04%	0.00%	to	1.50%	13.86%	to	15.52%
2011		130	$10.20	to	$11.02	$1,414	0.37%	0.05%	to	1.50%	-6.52%	to	-5.16%
2010	06/18/2010	19	$11.50	to	$11.62	$222	(a)	0.05%	to	1.50%		(a)	
Voya Solution 2055 Portfolio - Service 2 Class													
2014		55	$15.55	to	$16.60	$887	1.53%	0.00%	to	1.40%	4.64%	to	6.14%
2013		45	$14.86	to	$15.64	$683	1.07%	0.00%	to	1.40%	21.60%	to	23.34%
2012		35	$12.22	to	$12.68	$438	0.86%	0.00%	to	1.40%	13.77%	to	15.27%
2011		24	$10.74	to	$11.00	$259	0.46%	0.00%	to	1.45%	-6.43%	to	-5.25%
2010	06/28/2010	15	$11.51	to	$11.61	$174	(a)	0.00%	to	1.25%		(a)	
Voya Solution Balanced Portfolio - Service Class													
2014		343	$12.06	to	$13.10	$4,280	1.93%	0.25%	to	1.50%	4.78%	to	6.07%
2013		295	$11.51	to	$12.35	$3,502	2.15%	0.25%	to	1.50%	13.92%	to	15.36%
2012		219	$10.10	to	$10.71	$2,273	1.63%	0.25%	to	1.50%	11.97%	to	13.45%
2011		193	$9.02	to	$9.44	$1,775	0.33%	0.25%	to	1.50%	-3.94%	to	-2.68%
2010		131	$9.39	to	$9.70	$1,246	1.11%	0.25%	to	1.50%	11.11%	to	12.40%
Voya Solution Income Portfolio - Adviser Class													
2014		14		$14.52		$206	2.34%		0.35%			5.14%	
2013		16		$13.81		$221	3.35%		0.35%			6.31%	
2012		20		$12.99		$257	3.93%		0.35%			9.16%	
2011		25		$11.90		$303	2.00%		0.35%			-0.17%	
2010		84	$11.92	to	$12.20	$998	0.63%	0.25%	to	0.40%	8.82%	to	9.03%
Voya Solution Income Portfolio - Initial Class													
2014		287	$10.25	to	$11.63	$3,290	3.08%	0.00%	to	1.20%	5.50%	to	6.02%
2013		234	$10.90	to	$10.97	$2,555	3.45%	0.00%	to	0.45%	6.86%	to	7.34%
2012	09/04/2012	193	$10.20	to	$10.22	$1,968	(c)	0.00%	to	0.45%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	

304

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Income Portfolio - Service Class													
2014		1,248	$12.57	to	$15.66	$17,739	2.64%	0.00%	to	1.50%	4.23%	to	5.81%
2013		1,106	$11.99	to	$14.81	$15,119	3.65%	0.00%	to	1.50%	5.35%	to	7.01%
2012		1,014	$11.31	to	$13.84	$13,244	5.01%	0.00%	to	1.50%	8.15%	to	9.75%
2011		1,144	$10.40	to	$12.61	$13,757	3.92%	0.00%	to	1.50%	-1.13%	to	0.42%
2010		1,044	$10.46	to	$12.57	$12,512	3.39%	0.00%	to	1.50%	7.95%	to	9.78%
Voya Solution Income Portfolio - Service 2 Class													
2014		91	$12.82	to	$13.73	$1,210	2.23%	0.00%	to	1.40%	4.14%	to	5.62%
2013		110	$12.31	to	$13.00	$1,395	3.75%	0.00%	to	1.40%	5.38%	to	6.82%
2012		173	$11.68	to	$12.17	$2,070	4.41%	0.00%	to	1.40%	8.05%	to	9.64%
2011		241	$10.80	to	$11.10	$2,646	3.22%	0.00%	to	1.45%	-1.10%	to	0.27%
2010	04/16/2010	458	$10.93	to	$11.07	$5,049	(a)	0.00%	to	1.40%		(a)	
Voya Solution Moderately Conservative Portfolio - Service Class													
2014		493	$11.99	to	$13.03	$6,119	2.21%	0.25%	to	1.50%	3.99%	to	5.34%
2013		412	$11.53	to	$12.37	$4,900	2.79%	0.25%	to	1.50%	7.96%	to	9.28%
2012		326	$10.68	to	$11.32	$3,570	1.85%	0.25%	to	1.50%	10.33%	to	11.64%
2011		305	$9.68	to	$10.14	$3,018	0.54%	0.25%	to	1.50%	-2.22%	to	-0.88%
2010		247	$9.90	to	$10.23	$2,487	1.49%	0.25%	to	1.50%	9.51%	to	10.95%
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class													
2014		7		$21.99		$153	1.37%		0.35%			11.74%	
2013		7		$19.68		$140	0.77%		0.35%			30.68%	
2012		8		$15.06		$119	0.87%		0.35%			15.67%	
2011		8		$13.02		$110	1.08%		0.35%			-3.77%	
2010		6		$13.53		$76	1.56%		0.35%			21.35%	
VY® American Century Small-Mid Cap Value Portfolio - Initial Class													
2014		1,017	$14.77	to	$19.45	$19,231	1.62%	0.00%	to	1.40%	11.19%	to	12.75%
2013		1,158	$13.22	to	$17.25	$19,547	1.41%	0.00%	to	1.40%	29.96%	to	31.78%
2012		774	$12.65	to	$13.09	$10,028	0.02%	0.00%	to	1.40%	14.90%	to	15.43%
2011	09/19/2011	-	$11.01	to	$11.08	$5	(b)	0.95%	to	1.40%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
2014		2,229	$18.32	to	$32.79	$60,125	1.27%	0.00%	to	1.50%	10.79%	to	12.81%
2013		2,324	$16.43	to	$29.16	$57,450	1.13%	0.00%	to	1.50%	29.40%	to	31.40%
2012		2,169	$13.08	to	$22.20	$43,640	1.22%	0.00%	to	1.50%	14.61%	to	16.40%
2011		2,497	$10.97	to	$19.08	$44,006	1.09%	0.00%	to	1.50%	-4.57%	to	-3.13%
2010		2,506	$11.41	to	$19.70	$45,970	1.09%	0.00%	to	1.50%	20.15%	to	22.06%
VY® Baron Growth Portfolio - Adviser Class													
2014		20	$21.18			$420	-	0.35%			3.67%		
2013		28	$20.43			$571	0.60%	0.35%			38.04%		
2012		96	$14.80			$1,419	-	0.35%			18.97%		
2011		99	$12.44			$1,233	-	0.35%			1.55%		
2010		102	$12.25			$1,247	-	0.35%			25.77%		
VY® Baron Growth Portfolio - Service Class													
2014		6,191	$11.08	to	$34.97	$175,509	0.07%	0.00%	to	1.55%	2.76%	to	4.35%
2013		6,705	$10.75	to	$33.72	$186,035	1.30%	0.00%	to	1.55%	36.74%	to	38.89%
2012		6,184	$11.46	to	$24.57	$129,571	-	0.00%	to	1.55%	17.77%	to	19.72%
2011		6,828	$9.66	to	$20.75	$121,607	-	0.00%	to	1.55%	0.69%	to	2.27%
2010		6,913	$9.54	to	$20.51	$122,371	-	0.00%	to	1.75%	24.28%	to	26.62%
VY® Columbia Contrarian Core Portfolio - Service Class													
2014		554	$13.53	to	$33.07	$15,271	0.77%	0.00%	to	1.50%	11.13%	to	12.88%
2013		598	$12.10	to	$29.32	$14,676	1.41%	0.00%	to	1.50%	32.75%	to	34.79%
2012		653	$9.06	to	$21.76	$12,097	0.30%	0.00%	to	1.50%	10.57%	to	12.31%
2011		730	$8.15	to	$19.38	$11,915	0.99%	0.00%	to	1.50%	-6.09%	to	-4.66%
2010		843	$8.62	to	$20.33	$14,440	0.40%	0.00%	to	1.50%	10.40%	to	12.01%
VY® Columbia Small Cap Value II Portfolio - Adviser Class													
2014		17	$15.23			$254	0.38%	0.35%			3.75%		
2013		18	$14.68			$270	0.73%	0.35%			39.15%		
2012		26	$10.55			$279	0.39%	0.35%			13.56%		
2011		25	$9.29			$234	0.77%	0.35%			-3.23%		
2010		3	$9.60			$26	-	0.35%			24.51%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Columbia Small Cap Value II Portfolio - Service Class													
2014		293	$15.08	to	$17.12	$4,730	0.18%	0.00%	to	1.50%	2.82%	to	4.33%
2013		337	$14.58	to	$16.45	$5,258	0.84%	0.00%	to	1.50%	37.89%	to	40.00%
2012		293	$10.51	to	$11.78	$3,292	0.25%	0.00%	to	1.50%	12.47%	to	14.14%
2011		312	$9.31	to	$10.34	$3,093	0.51%	0.00%	to	1.50%	-4.18%	to	-2.65%
2010		231	$9.81	to	$10.66	$2,367	1.31%	0.00%	to	1.50%	23.49%	to	24.97%
VY® Fidelity® VIP Mid Cap Portfolio - Service Class													
2014		278	$14.73	to	$19.33	$4,092	4.64%	0.00%	to	0.45%	5.21%	to	5.69%
2013		333	$14.00	to	$18.29	$4,661	0.04%	0.00%	to	0.45%	34.74%	to	35.38%
2012		437	$10.39	to	$13.51	$4,543	-	0.00%	to	0.45%		14.30%	
2011		692	$11.51	to	$11.82	$7,970	0.17%	0.00%	to	0.50%	-11.53%	to	-11.13%
2010		1,084	$13.01	to	$13.30	$14,099	0.52%	0.00%	to	0.50%	27.55%	to	28.13%
VY® Invesco Comstock Portfolio - Adviser Class													
2014		27		$17.95		$482	1.94%		0.35%			8.46%	
2013		27		$16.55		$444	0.51%		0.35%			34.33%	
2012		27		$12.32		$334	0.95%		0.35%			17.89%	
2011		28		$10.45		$297	1.32%		0.35%			-2.70%	
2010		29		$10.74		$307	1.02%		0.35%			14.38%	
VY® Invesco Comstock Portfolio - Service Class													
2014		3,702	$14.52	to	$24.48	$76,270	1.94%	0.00%	to	1.95%	6.98%	to	9.18%
2013		3,594	$13.42	to	$22.70	$69,828	0.81%	0.00%	to	1.95%	32.35%	to	35.10%
2012		3,281	$10.03	to	$17.01	$48,799	1.24%	0.00%	to	1.95%	16.31%	to	18.73%
2011		3,682	$8.53	to	$14.49	$46,669	1.37%	0.00%	to	1.95%	-3.92%	to	-2.12%
2010		4,016	$8.79	to	$14.95	$52,549	1.29%	0.00%	to	1.95%	12.86%	to	15.17%
VY® Invesco Equity and Income Portfolio - Adviser Class													
2014		95		$17.67		$1,674	1.61%		0.35%			8.07%	
2013		50		$16.35		$811	1.05%		0.35%			23.86%	
2012		54		$13.20		$712	1.62%		0.35%			11.86%	
2011		55		$11.80		$649	2.05%		0.35%			-1.91%	
2010		43		$12.03		$523	1.38%		0.35%			11.39%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Equity and Income Portfolio - Initial Class													
2014		20,175	$10.23	to	$20.99	$350,430	1.75%	0.00%	to	1.95%	1.44%	to	11.71%
2013		15,175	$13.78	to	$19.26	$260,310	1.40%	0.00%	to	1.95%	20.81%	to	30.53%
2012		16,784	$11.13	to	$15.37	$232,827	2.34%	0.00%	to	1.95%	5.06%	to	12.81%
2011		18,261	$9.95	to	$13.67	$228,833	2.23%	0.00%	to	1.95%	-3.03%	to	-1.01%
2010		19,572	$10.15	to	$13.81	$249,741	1.82%	0.00%	to	1.95%	10.19%	to	17.25%
VY® Invesco Equity and Income Portfolio - Service Class													
2014		229	$10.57	to	$60.47	$3,362	3.93%	0.00%	to	1.25%		7.61%	
2013		6	$52.41	to	$54.02	$300	1.04%	1.00%	to	1.25%	23.09%	to	23.39%
2012		6	$42.58	to	$43.78	$277	1.98%	1.00%	to	1.25%	11.12%	to	11.40%
2011		6	$38.32	to	$39.30	$229	2.26%	1.00%	to	1.25%	-2.54%	to	-2.31%
2010		5	$39.32	to	$40.23	$214	1.65%	1.00%	to	1.25%	10.64%	to	10.92%
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class													
2014		18		$22.26		$406	0.52%		0.35%			14.27%	
2013		19		$19.48		$364	0.28%		0.35%			30.74%	
2012		23		$14.90		$348	0.61%		0.35%			19.30%	
2011		25		$12.49		$308	0.58%		0.35%			1.30%	
2010		31		$12.33		$378	0.60%		0.35%			22.20%	
VY® JPMorgan Mid Cap Value Portfolio - Initial Class													
2014		461		$15.06		$6,939	1.19%		0.95%			14.18%	
2013		375		$13.19		$4,945	1.27%		0.95%			30.72%	
2012	09/14/2012	90		$10.09		$904	(c)		0.95%			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
VY® JPMorgan Mid Cap Value Portfolio - Service Class													
2014		2,205	$17.67	to	$35.87	$68,476	0.84%	0.00%	to	1.55%	13.20%	to	14.99%
2013		2,217	$15.51	to	$31.20	$60,174	0.65%	0.00%	to	1.55%	29.54%	to	31.58%
2012		1,951	$11.89	to	$23.72	$40,437	0.76%	0.00%	to	1.55%	18.23%	to	20.04%
2011		1,760	$10.00	to	$19.76	$30,683	0.83%	0.00%	to	1.50%	0.29%	to	1.88%
2010		1,790	$9.91	to	$19.41	$30,952	0.77%	0.00%	to	1.55%	21.11%	to	23.01%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Oppenheimer Global Portfolio - Adviser Class													
2014		33		$17.17		$559	0.86%		0.35%			1.48%	
2013		36		$16.92		$609	0.99%		0.35%			25.99%	
2012		45		$13.43		$601	0.90%		0.35%			20.77%	
2011		46		$11.12		$515	1.20%		0.35%			-8.93%	
2010		40		$12.21		$483	1.39%		0.35%			15.08%	
VY® Oppenheimer Global Portfolio - Initial Class													
2014		30,400	$12.85	to	$21.73	$576,327	1.18%	0.00%	to	1.80%	-2.86%	to	5.83%
2013		33,227	$12.67	to	$21.19	$621,059	1.36%	0.00%	to	1.80%	17.76%	to	32.35%
2012		36,131	$10.06	to	$16.66	$540,715	1.29%	0.00%	to	1.80%	15.61%	to	21.70%
2011		40,001	$8.34	to	$13.73	$498,449	1.52%	0.00%	to	1.65%	-9.60%	to	-8.10%
2010		43,210	$9.16	to	$14.94	$591,369	1.57%	0.00%	to	1.80%	14.05%	to	21.88%
VY® Oppenheimer Global Portfolio - Service Class													
2014		50	$21.26	to	$21.95	$1,101	1.02%	1.00%	to	1.25%	0.81%	to	1.11%
2013		49	$21.09	to	$21.71	$1,061	1.17%	1.00%	to	1.25%	25.31%	to	25.56%
2012		47	$16.83	to	$17.29	$815	1.10%	1.00%	to	1.25%	19.79%	to	20.15%
2011		44	$14.05	to	$14.39	$638	1.40%	1.00%	to	1.25%	-9.53%	to	-9.33%
2010		41	$15.53	to	$15.87	$647	1.41%	1.00%	to	1.25%	14.36%	to	14.67%
VY® Pioneer High Yield Portfolio - Initial Class													
2014		2,359	$17.04	to	$20.67	$43,987	5.14%	0.00%	to	1.95%	-1.64%	to	0.34%
2013		1,896	$17.14	to	$20.60	$35,918	4.80%	0.00%	to	1.95%	10.14%	to	12.34%
2012		1,358	$15.39	to	$18.34	$23,376	6.02%	0.00%	to	1.95%	13.96%	to	16.22%
2011		1,281	$13.37	to	$15.78	$19,191	6.17%	0.00%	to	1.95%	-2.62%	to	-0.69%
2010		1,177	$13.58	to	$15.89	$17,901	6.06%	0.00%	to	1.95%	16.67%	to	19.10%
VY® Pioneer High Yield Portfolio - Service Class													
2014		41	$17.98	to	$19.78	$788	4.71%	0.25%	to	1.35%	-1.21%	to	-0.15%
2013		36	$18.20	to	$19.81	$698	4.30%	0.25%	to	1.35%	10.68%	to	11.38%
2012		27	$16.41	to	$17.31	$466	5.82%	0.60%	to	1.40%	14.35%	to	15.08%
2011		27	$14.41	to	$15.25	$393	5.50%	0.35%	to	1.35%	-2.31%	to	-1.29%
2010		25	$14.71	to	$15.45	$370	5.44%	0.35%	to	1.40%	17.02%	to	18.30%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class													
	2014	18		$21.65		$386	-		0.35%			10.91%	
	2013	20		$19.52		$389	0.23%		0.35%			33.97%	
	2012	32		$14.57		$465	-		0.35%			15.27%	
	2011	32		$12.64		$409	0.23%		0.35%			-4.53%	
	2010	34		$13.24		$451	-		0.35%			27.31%	
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
	2014	17,649	$16.72	to	$37.97	$404,023	0.27%	0.00%	to	1.50%	4.50%	to	14.29%
	2013	18,991	$15.09	to	$23.21	$393,263	0.29%	0.00%	to	1.50%	29.45%	to	38.68%
	2012	20,973	$11.26	to	$17.17	$324,303	0.52%	0.00%	to	1.50%	11.41%	to	16.10%
	2011	22,944	$9.79	to	$14.79	$309,528	0.35%	0.00%	to	1.50%	-5.15%	to	-3.64%
	2010	24,412	$10.25	to	$15.35	$345,307	0.28%	0.00%	to	1.50%	26.65%	to	31.82%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class													
	2014	53	$16.17	to	$24.79	$1,070	-	0.00%	to	1.30%	10.19%	to	11.67%
	2013	48	$14.67	to	$22.20	$859	0.14%	0.00%	to	1.30%	33.06%	to	34.71%
	2012	43	$11.02	to	$16.48	$586	0.17%	0.00%	to	1.30%	14.43%	to	15.89%
	2011	47	$9.63	to	$14.22	$580	0.18%	0.00%	to	1.25%	-5.12%	to	-3.92%
	2010	43	$10.15	to	$14.80	$562	-	0.00%	to	1.25%	26.47%	to	28.14%
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class													
	2014	73		$20.36		$1,484	-		0.35%			7.78%	
	2013	83		$18.89		$1,561	-		0.35%			38.08%	
	2012	89		$13.68		$1,224	-		0.35%			17.93%	
	2011	98		$11.60		$1,139	-		0.35%			-1.94%	
	2010	101		$11.83		$1,195	-		0.35%			15.87%	
VY® T. Rowe Price Growth Equity Portfolio - Initial Class													
	2014	9,293	$15.91	to	$48.96	$337,335	-	0.00%	to	1.50%	7.06%	to	8.71%
	2013	9,672	$14.77	to	$45.48	$326,039	0.02%	0.00%	to	1.50%	37.17%	to	39.28%
	2012	9,885	$10.71	to	$32.97	$247,651	0.17%	0.00%	to	1.50%	17.11%	to	18.92%
	2011	9,608	$9.08	to	$28.03	$208,716	-	0.00%	to	1.50%	-2.57%	to	-1.06%
	2010	10,050	$9.27	to	$28.62	$223,428	0.04%	0.00%	to	1.50%	15.11%	to	16.88%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Growth Equity Portfolio - Service Class													
2014		180	$20.39	to	$24.39	$4,148	-	0.00%	to	1.45%	6.87%	to	8.40%
2013		182	$18.89	to	$22.72	$3,895	0.03%	0.00%	to	1.55%	36.78%	to	38.90%
2012		176	$13.81	to	$16.52	$2,729	-	0.00%	to	1.55%	16.74%	to	18.62%
2011		156	$11.83	to	$14.07	$2,053	-	0.00%	to	1.55%	-2.79%	to	-1.33%
2010		152	$12.17	to	$14.40	$2,022	0.06%	0.00%	to	1.55%	14.81%	to	16.61%
VY® Templeton Foreign Equity Portfolio - Adviser Class													
2014		40		$10.13		$409	2.11%		0.35%			-7.40%	
2013		49		$10.94		$539	1.09%		0.35%			19.30%	
2012		61		$9.17		$562	1.18%		0.35%			17.87%	
2011		59		$7.78		$457	2.05%		0.35%			-12.68%	
2010		36		$8.91		$324	1.86%		0.35%			7.87%	
VY® Templeton Foreign Equity Portfolio - Initial Class													
2014		9,958	$9.63	to	$10.73	$99,808	2.55%	0.00%	to	1.50%	-7.97%	to	-6.53%
2013		10,606	$10.46	to	$11.48	$114,872	1.48%	0.00%	to	1.50%	18.46%	to	20.21%
2012		11,465	$8.83	to	$9.55	$104,253	1.62%	0.00%	to	1.50%	17.08%	to	18.93%
2011		10,100	$7.54	to	$8.03	$77,991	1.95%	0.00%	to	1.50%	-13.36%	to	-12.05%
2010		10,877	$8.70	to	$9.13	$96,382	2.20%	0.00%	to	1.50%	7.22%	to	9.74%
VY® Templeton Foreign Equity Portfolio - Service Class													
2014		26	$11.37	to	$12.84	$328	2.03%	0.00%	to	1.40%	-8.23%	to	-6.89%
2013		27	$12.39	to	$13.79	$362	1.24%	0.00%	to	1.40%	18.34%	to	19.91%
2012		25	$10.47	to	$11.50	$284	2.16%	0.00%	to	1.40%	16.98%	to	18.68%
2011		9	$8.95	to	$9.69	$86	1.15%	0.00%	to	1.40%	-13.44%	to	-12.23%
2010		8	$10.32	to	$11.04	$88	2.76%	0.00%	to	1.45%	7.04%	to	8.55%
Voya Core Equity Research Fund - Class A													
2014		7	$23.57	to	$25.32	$167	1.82%	0.35%	to	1.55%	8.40%	to	9.42%
2013		7	$22.13	to	$23.14	$162	0.57%	0.35%	to	1.25%	28.96%	to	30.15%
2012		11	$17.16	to	$17.78	$190	1.06%	0.35%	to	1.25%	16.02%	to	17.05%
2011		13	$14.79	to	$15.19	$189	1.03%	0.35%	to	1.25%	-1.66%	to	-0.78%
2010		13	$14.99	to	$15.29	$200	0.61%	0.40%	to	1.40%	10.95%	to	12.10%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Strategic Allocation Conservative Portfolio - Class I													
	2014	1,725	$12.95	to	$28.93	$38,249	2.71%	0.00%	to	1.50%	4.98%	to	6.63%
	2013	1,821	$12.26	to	$27.13	$37,570	2.58%	0.00%	to	1.60%	10.41%	to	12.39%
	2012	1,798	$11.03	to	$24.14	$33,238	2.70%	0.00%	to	1.70%	10.62%	to	12.32%
	2011	1,920	$9.91	to	$21.55	$31,636	4.08%	0.00%	to	1.60%	0.18%	to	1.80%
	2010	1,876	$9.82	to	$21.17	$30,602	4.39%	0.00%	to	1.60%	9.40%	to	11.10%
Voya Strategic Allocation Growth Portfolio - Class I													
	2014	3,394	$12.34	to	$30.84	$75,559	2.04%	0.00%	to	1.95%	4.45%	to	6.63%
	2013	3,607	$11.68	to	$28.95	$76,061	1.71%	0.00%	to	1.95%	20.03%	to	22.45%
	2012	3,688	$9.63	to	$23.66	$64,806	1.57%	0.00%	to	1.95%	12.70%	to	15.09%
	2011	3,981	$8.45	to	$20.63	$61,425	2.68%	0.00%	to	1.95%	-4.75%	to	-2.89%
	2010	4,056	$8.78	to	$21.25	$65,533	3.58%	0.00%	to	1.95%	10.82%	to	13.15%
Voya Strategic Allocation Moderate Portfolio - Class I													
	2014	3,238	$12.54	to	$29.32	$68,770	2.33%	0.00%	to	1.60%	4.94%	to	6.71%
	2013	3,358	$11.86	to	$27.50	$67,281	2.15%	0.00%	to	1.60%	14.74%	to	16.58%
	2012	3,554	$10.27	to	$23.66	$61,420	2.13%	0.00%	to	1.70%	11.85%	to	13.66%
	2011	3,774	$9.12	to	$20.83	$57,881	3.49%	0.00%	to	1.60%	-2.21%	to	-0.57%
	2010	3,928	$9.26	to	$20.95	$61,501	3.92%	0.00%	to	1.60%	10.25%	to	12.15%
Voya Growth and Income Portfolio - Class A													
	2014	101		$15.77		$1,598	1.56%		0.35%			9.82%	
	2013	111		$14.36		$1,598	1.09%		0.35%			29.60%	
	2012	71		$11.08		$785	1.34%		0.35%			14.82%	
	2011	89		$9.65		$856	1.09%		0.35%			-1.03%	
	2010	62		$9.75		$606	0.99%		0.35%			13.11%	
Voya Growth and Income Portfolio - Class I													
	2014	37,723	$14.38	to	$502.14	$1,371,748	1.94%	0.00%	to	1.95%	8.58%	to	10.72%
	2013	41,976	$13.11	to	$457.82	$1,391,126	1.38%	0.00%	to	1.95%	28.10%	to	31.00%
	2012	42,100	$10.12	to	$353.70	$1,068,514	1.84%	0.00%	to	1.95%	13.53%	to	15.77%
	2011	47,467	$8.82	to	$308.39	$1,044,149	1.24%	0.00%	to	1.95%	-2.23%	to	-0.22%
	2010	52,699	$8.93	to	$312.14	$1,177,617	1.06%	0.00%	to	1.95%	11.92%	to	14.24%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class S													
2014		15	$15.29	to	$22.95	$281	1.62%	0.10%	to	1.55%	8.70%	to	10.33%
2013		12	$13.98	to	$20.81	$212	0.06%	0.10%	to	1.55%	28.36%	to	30.26%
2012		533	$10.84	to	$16.04	$6,121	1.47%	0.00%	to	1.55%	13.73%	to	15.45%
2011		737	$9.58	to	$13.95	$7,254	2.00%	0.00%	to	1.55%	-1.72%	to	-0.50%
2010		141	$9.70	to	$14.09	$1,467	1.02%	0.00%	to	1.50%	12.15%	to	13.84%
Voya Index Plus LargeCap Portfolio - Class I													
2014		11,978	$13.30	to	$37.36	$348,666	1.47%	0.00%	to	1.95%	11.70%	to	13.92%
2013		12,649	$11.85	to	$32.83	$325,012	1.82%	0.00%	to	1.95%	30.24%	to	32.92%
2012		13,613	$9.05	to	$24.77	$269,213	1.66%	0.00%	to	1.95%	12.30%	to	14.50%
2011		15,065	$8.03	to	$21.65	$262,851	1.90%	0.00%	to	1.95%	-2.07%	to	-0.05%
2010		16,582	$8.16	to	$21.66	$292,131	1.93%	0.00%	to	1.95%	11.70%	to	14.02%
Voya Index Plus LargeCap Portfolio - Class S													
2014		18		$17.76		$318	1.23%		0.35%			13.12%	
2013		21		$15.70		$335	1.42%		0.35%			32.27%	
2012		31		$11.87		$368	1.60%		0.35%			13.70%	
2011		37		$10.44		$383	1.64%		0.35%			-0.76%	
2010		33		$10.52		$348	1.94%		0.35%			13.24%	
Voya Index Plus MidCap Portfolio - Class I													
2014		9,910	$15.76	to	$46.11	$366,118	0.77%	0.00%	to	1.95%	7.44%	to	9.90%
2013		10,694	$14.52	to	$42.09	$365,883	1.15%	0.00%	to	1.95%	31.89%	to	34.56%
2012		11,422	$10.89	to	$31.28	$298,981	0.91%	0.00%	to	1.95%	15.57%	to	17.73%
2011		12,437	$9.33	to	$26.58	$280,455	0.84%	0.00%	to	1.85%	-2.94%	to	-1.12%
2010		13,426	$9.53	to	$26.88	$307,653	1.06%	0.00%	to	2.10%	19.36%	to	21.95%
Voya Index Plus MidCap Portfolio - Class S													
2014		19		$19.37		$364	0.69%		0.35%			8.94%	
2013		28		$17.78		$503	0.90%		0.35%			33.78%	
2012		29		$13.29		$387	0.52%		0.35%			16.99%	
2011		34		$11.36		$389	0.41%		0.35%			-1.73%	
2010		51		$11.56		$590	0.94%		0.35%			21.05%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus SmallCap Portfolio - Class I													
	2014	5,601	$15.13	to	$32.63	$149,688	0.63%	0.00%	to	1.95%	3.40%	to	5.43%
	2013	6,051	$14.48	to	$30.95	$154,881	0.94%	0.00%	to	1.95%	39.95%	to	42.71%
	2012	6,083	$10.24	to	$21.69	$109,978	0.58%	0.00%	to	1.95%	10.36%	to	12.38%
	2011	6,805	$9.19	to	$19.30	$110,537	0.86%	0.00%	to	1.80%	-2.52%	to	-0.72%
	2010	7,455	$9.34	to	$19.44	$122,910	0.69%	0.00%	to	2.10%	20.30%	to	22.86%
Voya Index Plus SmallCap Portfolio - Class S													
	2014	16		$17.50		$278	0.39%		0.35%			4.92%	
	2013	14		$16.68		$236	0.49%		0.35%			41.72%	
	2012	15		$11.77		$176	-		0.35%			11.78%	
	2011	17		$10.53		$181	0.60%		0.35%			-1.31%	
	2010	14		$10.67		$154	0.72%		0.35%			22.08%	
Voya International Index Portfolio - Class I													
	2014	2,753	$8.78	to	$16.46	$26,942	0.83%	0.00%	to	1.65%	-7.48%	to	-5.95%
	2013	2,524	$9.41	to	$17.67	$26,714	2.24%	0.00%	to	1.80%	19.26%	to	21.45%
	2012	2,347	$7.89	to	$14.68	$20,592	2.78%	0.00%	to	1.80%	16.54%	to	18.84%
	2011	2,344	$6.77	to	$12.49	$17,553	2.70%	0.00%	to	1.80%	-13.76%	to	-12.20%
	2010	2,334	$7.85	to	$14.36	$20,151	3.45%	0.00%	to	1.80%	6.27%	to	8.01%
Voya International Index Portfolio - Class S													
	2014	-		$15.95		$7	-		0.35%			-6.51%	
	2013	-		$17.06		$6	-		0.35%			20.65%	
	2012	-		$14.14		$5	-		0.35%			18.03%	
	2011	1		$11.98		$7	-		0.35%			-12.75%	
	2010	1		$13.73		$13	6.25%		0.35%			7.27%	
Voya Russell™ Large Cap Growth Index Portfolio - Class I													
	2014	769	$23.33	to	$25.39	$18,455	1.11%	0.00%	to	1.50%	11.41%	to	13.10%
	2013	563	$20.94	to	$22.45	$12,039	1.35%	0.00%	to	1.50%	30.06%	to	31.98%
	2012	547	$16.10	to	$17.01	$8,965	1.14%	0.00%	to	1.50%	12.75%	to	14.47%
	2011	367	$14.28	to	$14.86	$5,308	1.31%	0.00%	to	1.50%	2.66%	to	4.21%
	2010	274	$13.91	to	$14.26	$3,841	0.64%	0.00%	to	1.50%	11.10%	to	12.82%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Growth Index Portfolio - Class S													
2014		43	$23.54	to	$25.04	$1,040	1.10%	0.00%	to	1.10%	11.95%	to	12.74%
2013		45	$21.00	to	$22.21	$956	1.17%	0.00%	to	1.20%	30.17%	to	31.71%
2012		36	$16.02	to	$16.87	$585	0.86%	0.00%	to	1.35%	12.78%	to	14.26%
2011		41	$14.06	to	$14.63	$581	1.10%	0.00%	to	1.35%	2.52%	to	3.87%
2010		37	$13.60	to	$14.12	$508	0.46%	0.00%	to	1.35%	10.94%	to	12.47%
Voya Russell™ Large Cap Index Portfolio - Class I													
2014		3,365	$14.76	to	$16.39	$52,083	1.45%	0.00%	to	1.65%	11.06%	to	12.96%
2013		2,704	$13.18	to	$14.51	$37,350	1.48%	0.00%	to	1.80%	29.72%	to	32.03%
2012		2,210	$10.16	to	$10.99	$23,318	2.28%	0.00%	to	1.80%	13.39%	to	15.56%
2011		1,513	$8.96	to	$9.51	$13,923	1.53%	0.00%	to	1.80%	0.79%	to	2.59%
2010		1,295	$8.89	to	$9.27	$11,717	3.25%	0.00%	to	1.80%	10.48%	to	12.23%
Voya Russell™ Large Cap Index Portfolio - Class S													
2014		17		$23.81		$412	0.95%		0.95%			11.52%	
2013		10		$21.35		$221	0.70%		0.95%			30.50%	
2012		4		$16.36		$65	2.70%		0.95%			14.17%	
2011		1		$14.33		$9	-		0.95%			1.20%	
2010	10/04/2010	1		$14.16		$10	(a)		0.95%			(a)	
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2014		18	$21.54	to	$21.66	$399	1.57%	1.15%	to	1.25%	11.03%	to	11.13%
2013		19	$19.40	to	$19.49	$365	1.61%	1.15%	to	1.25%	30.20%	to	30.37%
2012		17	$14.90	to	$14.95	$255	1.82%	1.15%	to	1.25%	14.79%	to	14.91%
2011		14	$12.98	to	$13.01	$184	1.22%	1.15%	to	1.25%	-0.38%	to	-0.31%
2010		11	$13.03	to	$13.05	$145	1.79%	1.15%	to	1.25%	9.96%	to	10.03%
Voya Russell™ Large Cap Value Index Portfolio - Class S													
2014		382	$20.94	to	$22.79	$8,242	1.23%	0.00%	to	1.50%	10.56%	to	12.21%
2013		312	$18.94	to	$20.31	$6,058	1.54%	0.00%	to	1.50%	29.46%	to	31.46%
2012		264	$14.63	to	$15.45	$3,936	1.55%	0.00%	to	1.50%	14.21%	to	15.90%
2011		215	$12.81	to	$13.33	$2,795	1.56%	0.00%	to	1.50%	-0.93%	to	0.60%
2010		180	$12.93	to	$13.25	$2,346	1.44%	0.00%	to	1.50%	9.48%	to	11.16%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
2014		387	$25.30	to	$27.53	$10,138	0.21%	0.00%	to	1.50%	9.48%	to	11.10%
2013		358	$23.11	to	$24.78	$8,513	0.67%	0.00%	to	1.50%	32.89%	to	34.89%
2012		325	$17.39	to	$18.37	$5,776	0.35%	0.00%	to	1.50%	13.73%	to	15.46%
2011		335	$15.29	to	$15.91	$5,207	0.45%	0.00%	to	1.50%	-3.65%	to	-2.15%
2010		291	$15.87	to	$16.26	$4,652	0.29%	0.00%	to	1.50%	23.98%	to	25.85%
Voya Russell™ Mid Cap Index Portfolio - Class I													
2014		3,618	$16.29	to	$18.17	$62,848	0.96%	0.00%	to	1.65%	10.89%	to	12.72%
2013		2,845	$14.57	to	$16.12	$44,130	1.11%	0.00%	to	1.80%	31.86%	to	34.11%
2012		2,011	$11.05	to	$12.02	$23,380	0.87%	0.00%	to	1.80%	14.86%	to	17.04%
2011		786	$9.62	to	$10.27	$7,784	1.25%	0.00%	to	1.80%	-3.61%	to	-2.12%
2010		638	$9.98	to	$10.40	$6,503	0.52%	0.25%	to	1.80%	23.31%	to	25.00%
Voya Russell™ Small Cap Index Portfolio - Class I													
2014		1,730	$16.31	to	$18.20	$29,802	0.98%	0.00%	to	1.65%	3.23%	to	4.96%
2013		1,437	$15.67	to	$17.34	$23,761	1.25%	0.00%	to	1.80%	36.26%	to	38.72%
2012		1,049	$11.50	to	$12.50	$12,589	0.79%	0.00%	to	1.80%	13.97%	to	16.06%
2011		648	$10.09	to	$10.77	$6,728	0.90%	0.00%	to	1.80%	-5.61%	to	-3.93%
2010		482	$10.69	to	$11.21	$5,262	0.47%	0.00%	to	1.80%	24.51%	to	26.16%
Voya Small Company Portfolio - Class I													
2014		3,880	$16.28	to	$56.62	$151,114	0.35%	0.00%	to	1.50%	4.94%	to	6.51%
2013		4,235	$15.42	to	$52.98	$155,627	0.51%	0.00%	to	1.50%	35.67%	to	37.83%
2012		4,493	$11.29	to	$38.48	$122,521	0.41%	0.00%	to	1.50%	12.81%	to	14.53%
2011		4,827	$9.95	to	$33.68	$116,910	0.40%	0.00%	to	1.50%	-3.94%	to	-2.48%
2010		5,153	$10.30	to	$34.54	$129,660	0.52%	0.00%	to	1.50%	22.55%	to	24.44%
Voya Small Company Portfolio - Class S													
2014		14	$21.36			$301	-	0.35%			5.90%		
2013		15	$20.17			$299	0.40%	0.35%			36.93%		
2012		14	$14.73			$207	-	0.35%			13.83%		
2011		14	$12.94			$184	-	0.35%			-3.00%		
2010		11	$13.34			$149	-	0.35%			23.52%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya International Value Portfolio - Class I													
2014		3,643	$8.20	to	$17.36	$52,469	3.33%	0.00%	to	1.50%	-6.40%	to	-4.93%
2013		4,006	$8.71	to	$18.26	$62,868	2.58%	0.00%	to	1.55%	19.44%	to	21.25%
2012		4,356	$7.25	to	$15.06	$59,954	2.51%	0.00%	to	1.50%	17.41%	to	19.24%
2011		5,279	$6.14	to	$12.70	$62,017	2.61%	0.00%	to	1.55%	-16.21%	to	-14.84%
2010		6,060	$7.28	to	$15.07	$84,378	2.04%	0.00%	to	1.70%	0.73%	to	2.49%
Voya International Value Portfolio - Class S													
2014		12		$12.69		$148	3.23%		0.35%			-5.51%	
2013		17		$13.43		$224	2.26%		0.35%			20.45%	
2012		20		$11.15		$218	2.34%		0.35%			18.62%	
2011		22		$9.40		$210	2.54%		0.35%			-15.24%	
2010		24		$11.09		$263	1.83%		0.35%			1.93%	
Voya MidCap Opportunities Portfolio - Class I													
2014		5,371	$13.03	to	$31.20	$131,603	0.41%	0.00%	to	1.50%	7.23%	to	8.85%
2013		5,043	$12.14	to	$28.81	$113,492	0.04%	0.00%	to	1.50%	29.99%	to	31.99%
2012		2,646	$9.83	to	$21.94	$49,515	0.59%	0.00%	to	1.50%	12.48%	to	14.21%
2011		1,972	$11.38	to	$19.31	$32,603	-	0.00%	to	1.50%	-1.94%	to	-0.51%
2010		1,410	$11.54	to	$18.47	$23,611	0.72%	0.00%	to	1.50%	28.37%	to	30.35%
Voya MidCap Opportunities Portfolio - Class S													
2014		67	$18.59	to	$25.19	$1,396	0.29%	0.20%	to	1.55%	6.90%	to	8.16%
2013		74	$17.39	to	$23.29	$1,401	-	0.00%	to	1.55%	29.68%	to	31.62%
2012		122	$13.41	to	$17.75	$1,742	0.42%	0.00%	to	1.55%	12.33%	to	13.94%
2011		164	$12.00	to	$15.64	$2,056	-	0.00%	to	1.35%	-2.12%	to	-0.97%
2010		198	$12.22	to	$15.81	$2,514	0.57%	0.15%	to	1.75%		29.48%	
Voya SmallCap Opportunities Portfolio - Class I													
2014		2,382	$11.05	to	$28.97	$42,392	-	0.00%	to	1.75%	4.01%	to	5.63%
2013		2,427	$13.46	to	$27.49	$41,575	-	0.00%	to	1.50%	37.03%	to	39.05%
2012		2,283	$9.77	to	$19.73	$28,744	-	0.00%	to	1.75%	13.45%	to	14.88%
2011		1,989	$10.26	to	$17.18	$21,998	-	0.20%	to	1.50%	-0.68%	to	0.60%
2010		1,873	$10.33	to	$17.09	$20,701	-	0.00%	to	1.50%	30.43%	to	32.13%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya SmallCap Opportunities Portfolio - Class S													
2014		6		$23.41		$139	-		0.35%			4.98%	
2013		5		$22.30		$108	-		0.35%			38.25%	
2012		5		$16.13		$80	-		0.35%			14.56%	
2011		6		$14.08		$86	-		0.35%			0.14%	
2010		15		$14.06		$213	-		0.35%			31.65%	
Wanger International													
2014		3,757	$11.02	to	$13.06	$46,020	1.53%	0.00%	to	1.60%	-5.94%	to	-4.35%
2013		3,586	$11.63	to	$13.66	$46,354	2.71%	0.00%	to	1.60%	20.51%	to	22.40%
2012		3,149	$9.59	to	$11.16	$33,558	1.33%	0.00%	to	1.60%	19.74%	to	21.64%
2011		2,787	$7.96	to	$9.18	$24,628	5.06%	0.00%	to	1.50%	-15.91%	to	-14.60%
2010		2,483	$9.42	to	$10.75	$25,898	2.55%	0.00%	to	1.55%	23.00%	to	25.03%
Wanger Select													
2014		3,331	$12.99	to	$24.14	$73,151	-	0.00%	to	1.75%	1.39%	to	3.43%
2013		4,455	$12.71	to	$23.40	$96,025	0.28%	0.00%	to	1.75%	32.27%	to	34.62%
2012		5,096	$9.53	to	$17.39	$82,307	0.44%	0.00%	to	1.75%	16.36%	to	18.47%
2011		5,695	$8.12	to	$14.68	$78,376	2.26%	0.00%	to	1.75%	-19.10%	to	-17.67%
2010		6,108	$9.95	to	$17.83	$102,870	0.53%	0.00%	to	1.75%	24.65%	to	26.60%
Wanger USA													
2014		2,947	$13.70	to	$25.84	$68,668	-	0.00%	to	1.75%	2.96%	to	4.79%
2013		3,280	$13.20	to	$24.83	$73,254	0.14%	0.00%	to	1.75%	31.46%	to	33.78%
2012		3,344	$9.97	to	$18.69	$56,213	0.36%	0.00%	to	1.75%	18.15%	to	20.04%
2011		2,848	$9.63	to	$15.69	$40,134	-	0.00%	to	1.50%	-4.88%	to	-3.46%
2010		2,442	$10.06	to	$16.37	$35,896	-	0.00%	to	1.50%	21.50%	to	23.35%
Washington Mutual Investors Fund[SM] - Class R-3													
2014		242	$17.84	to	$21.12	$4,859	1.46%	0.00%	to	1.55%	9.11%	to	10.81%
2013		260	$16.35	to	$19.06	$4,722	1.98%	0.00%	to	1.55%	29.45%	to	31.45%
2012		317	$12.63	to	$14.50	$4,381	1.92%	0.00%	to	1.55%	10.40%	to	12.06%
2011		361	$11.44	to	$12.94	$4,465	1.96%	0.00%	to	1.55%	5.05%	to	6.68%
2010		389	$10.89	to	$12.13	$4,515	1.98%	0.00%	to	1.55%	11.12%	to	13.05%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Washington Mutual Investors Fund[SM] - Class R-4													
2014		6,771	$14.52	to	$21.76	$132,246	1.70%	0.00%	to	1.50%	9.53%	to	11.16%
2013		6,678	$13.18	to	$19.59	$118,569	2.35%	0.00%	to	1.50%	29.82%	to	31.93%
2012		6,972	$10.09	to	$14.88	$94,956	2.25%	0.00%	to	1.50%	10.80%	to	12.47%
2011		7,177	$9.05	to	$13.14	$87,837	2.21%	0.00%	to	1.50%	5.41%	to	6.90%
2010		7,137	$8.54	to	$12.26	$82,473	2.28%	0.00%	to	1.50%	11.57%	to	13.43%
Wells Fargo Advantage Small Cap Value Fund - Class A													
2014		7		$15.12		$108	0.90%		1.00%			2.44%	
2013		8		$14.76		$115	-		1.00%			13.80%	
2012		10		$12.97		$135	0.82%		1.00%			12.00%	
2011		9		$11.58		$108	-		1.00%			-8.46%	
2010		9		$12.65		$118	0.97%		1.00%			18.11%	
Wells Fargo Advantage Special Small Cap Value Fund - Class A													
2014		3,271	$15.93	to	$41.74	$118,489	0.75%	0.00%	to	1.50%	5.77%	to	7.34%
2013		3,477	$14.97	to	$38.91	$118,565	0.12%	0.00%	to	1.50%	36.00%	to	38.06%
2012		3,766	$10.94	to	$28.21	$94,083	-	0.00%	to	1.50%	11.78%	to	13.50%
2011		4,004	$9.73	to	$24.89	$89,066	-	0.00%	to	1.55%	-3.69%	to	-2.15%
2010		4,325	$10.04	to	$25.47	$99,165	-	0.00%	to	1.55%	20.70%	to	22.54%

(a) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(d) As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(e) As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(f) As investment Division is wholly comprised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A The Fund Inception Date represents the first date the fund received money.

B The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Retirement Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Voya Retirement Insurance and Annuity Company and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2015

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2014 and 2013
(In millions, except share and per share data)

	As of December 31,	
	2014	2013
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $19,085.0 as of 2014 and $19,096.7 as of 2013)	$ 20,655.6	$ 19,944.4
Fixed maturities, at fair value using the fair value option	725.7	621.3
Equity securities, available-for-sale, at fair value (cost of $107.4 as of 2014 and $119.4 as of 2013)	121.9	134.9
Short-term investments	241.5	15.0
Mortgage loans on real estate, net of valuation allowance of $1.1 as of 2014 and $1.2 as of 2013	3,513.0	3,396.1
Policy loans	239.1	242.0
Limited partnerships/corporations	248.4	180.9
Derivatives	562.0	464.4
Securities pledged (amortized cost of $224.4 as of 2014 and $137.9 as of 2013)	235.3	140.1
Total investments	26,542.5	25,139.1
Cash and cash equivalents	481.2	378.9
Short-term investments under securities loan agreements, including collateral delivered	325.4	135.8
Accrued investment income	285.2	285.0
Reinsurance recoverable	1,929.5	2,016.6
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	939.1	1,189.7
Notes receivable from affiliate	175.0	175.0
Current income tax recoverable	10.1	—
Due from affiliates	60.6	62.9
Property and equipment	74.8	78.4
Other assets	170.0	114.0
Assets held in separate accounts	62,808.1	60,104.9
Total assets	$ 93,801.5	$ 89,680.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2014 and 2013
(In millions, except share and per share data)

	As of December 31,	
	2014	**2013**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 25,129.9	$ 24,589.6
Payable for securities purchased	12.1	13.7
Payables under securities loan agreements, including collateral held	617.1	264.4
Long-term debt	4.9	4.9
Due to affiliates	111.1	121.6
Derivatives	217.0	216.6
Current income tax payable to Parent	—	74.1
Deferred income taxes	367.5	190.1
Other liabilities	572.0	347.0
Liabilities related to separate accounts	62,808.1	60,104.9
Total liabilities	89,839.7	85,926.9
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2014 and 2013; $50 par value per share)	2.8	2.8
Additional paid-in capital	3,583.9	3,953.3
Accumulated other comprehensive income (loss)	841.5	495.4
Retained earnings (deficit)	(466.4)	(698.1)
Total shareholder's equity	3,961.8	3,753.4
Total liabilities and shareholder's equity	$ 93,801.5	$ 89,680.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2014, 2013 and 2012
(In millions)

		Year Ended December 31,		
		2014	**2013**	**2012**
Revenues:				
Net investment income	$	1,389.4 $	1,367.0 $	1,348.8
Fee income		784.1	744.3	648.8
Premiums		88.8	37.3	36.0
Broker-dealer commission revenue		244.9	242.1	225.5
Net realized capital gains (losses):				
Total other-than-temporary impairments		(7.1)	(9.4)	(14.1)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		—	(3.5)	(3.2)
Net other-than-temporary impairments recognized in earnings		(7.1)	(5.9)	(10.9)
Other net realized capital gains (losses)		(132.5)	(136.3)	70.2
Total net realized capital gains (losses)		(139.6)	(142.2)	59.3
Other revenue		4.4	(1.8)	—
Total revenues		2,372.0	2,246.7	2,318.4
Benefits and expenses:				
Interest credited and other benefits to contract owners/ policyholders		927.8	747.1	746.7
Operating expenses		783.9	707.7	696.5
Broker-dealer commission expense		244.9	242.1	225.5
Net amortization of Deferred policy acquisition costs and Value of business acquired		109.2	58.3	131.1
Interest expense		—	1.0	2.0
Total benefits and expenses		2,065.8	1,756.2	1,801.8
Income (loss) before income taxes		306.2	490.5	516.6
Income tax expense (benefit)		74.5	207.0	191.2
Net income (loss)	$	231.7 $	283.5 $	325.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2014, 2013 and 2012
(In millions)

		Year Ended December 31,			
		2014		**2013**	**2012**
Net income (loss)	$	231.7	$	283.5 $	325.4
Other comprehensive income (loss), before tax:					
Unrealized gains/losses on securities		531.8		(907.4)	408.7
Other-than-temporary impairments		5.1		2.7	10.6
Pension and other postretirement benefits liability		(2.2)		(2.2)	(2.2)
Other comprehensive income (loss), before tax		534.7		(906.9)	417.1
Income tax expense (benefit) related to items of other comprehensive income (loss)		188.6		(379.3)	141.6
Other comprehensive income (loss), after tax		346.1		(527.6)	275.5
Comprehensive income (loss)	$	577.8	$	(244.1) $	600.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2014, 2013 and 2012
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2012	$ 2.8	$ 4,533.0	$ 747.5	$ (1,307.0)	$ 3,976.3
Comprehensive income (loss):					
Net income (loss)	—	—	—	325.4	325.4
Other comprehensive income (loss), after tax	—	—	275.5	—	275.5
Total comprehensive income (loss)					600.9
Dividends paid and distributions of capital	—	(340.0)	—	—	(340.0)
Employee related benefits	—	24.2	—	—	24.2
Balance at December 31, 2012	2.8	4,217.2	1,023.0	(981.6)	4,261.4
Comprehensive income (loss):					
Net income (loss)	—	—	—	283.5	283.5
Other comprehensive income (loss), after tax	—	—	(527.6)	—	(527.6)
Total comprehensive income (loss)					(244.1)
Dividends paid and distributions of capital	—	(264.0)	—	—	(264.0)
Employee related benefits	—	0.1	—	—	0.1
Balance at December 31, 2013	2.8	3,953.3	495.4	(698.1)	3,753.4
Comprehensive income (loss):					
Net income (loss)	—	—	—	231.7	231.7
Other comprehensive income (loss), after tax	—	—	346.1	—	346.1
Total comprehensive income (loss)					577.8
Dividends paid and distributions of capital	—	(371.0)	—	—	(371.0)
Employee related benefits	—	1.6	—	—	1.6
Balance at December 31, 2014	$ 2.8	$ 3,583.9	$ 841.5	$ (466.4)	$ 3,961.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2014, 2013 and 2012
(In millions)

	Year Ended December 31,		
	2014	2013	2012
Cash Flows from Operating Activities:			
Net income (loss)	$ 231.7	$ 283.5	$ 325.4
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(77.4)	(79.5)	(88.1)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	110.9	60.1	133.1
Net accretion/amortization of discount/premium	9.6	24.4	20.7
Future policy benefits, claims reserves and interest credited	616.7	559.9	569.9
Deferred income tax expense (benefit)	(11.2)	62.3	9.5
Net realized capital (gains) losses	139.6	142.2	(59.3)
Depreciation	3.6	3.6	3.5
Change in:			
Accrued investment income	(0.2)	(12.0)	(12.8)
Reinsurance recoverable	87.1	137.1	122.6
Other receivables and asset accruals	(59.0)	(7.3)	(44.8)
Due to/from affiliates	(8.2)	63.4	(77.8)
Other payables and accruals	71.0	(114.9)	125.0
Other, net	(10.6)	(18.5)	60.9
Net cash provided by operating activities	1,103.6	1,104.3	1,087.8
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,071.1	3,618.7	3,868.7
Equity securities, available-for-sale	14.1	0.7	2.4
Mortgage loans on real estate	504.6	270.9	492.2
Limited partnerships/corporations	43.9	35.1	339.4
Acquisition of:			
Fixed maturities	(3,300.6)	(4,368.6)	(5,484.7)
Equity securities, available-for-sale	—	(9.2)	(0.7)
Mortgage loans on real estate	(621.3)	(794.2)	(991.3)
Limited partnerships/corporations	(103.1)	(20.0)	(46.1)
Derivatives, net	(25.2)	(276.6)	(36.4)
Policy loans, net	2.9	(1.1)	5.0
Short-term investments, net	(226.4)	664.9	(463.0)
Loan-Dutch State obligation, net	—	—	416.8
Collateral received (delivered), net	163.1	(38.5)	57.1
Purchases of fixed assets, net	—	(0.2)	(0.6)
Net cash used in investing activities	(476.9)	(918.1)	(1,841.2)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2014, 2013 and 2012
(In millions)

		Year Ended December 31,				
		2014		2013		2012
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	2,355.5	$	2,723.4	$	2,884.3
Maturities and withdrawals from investment contracts		(2,580.4)		(2,709.3)		(2,292.6)
Receipts on deposit contracts		124.7		87.1		—
Settlements on deposit contracts		(54.9)		(7.9)		—
Short-term loans to affiliates, net		—		—		648.0
Excess tax benefits on share-based compensation		1.7		—		—
Dividends paid and return of capital distribution		(371.0)		(264.0)		(340.0)
Net cash (used in) provided by financing activities		(524.4)		(170.7)		899.7
Net increase in cash and cash equivalents		102.3		15.5		146.3
Cash and cash equivalents, beginning of year		378.9		363.4		217.1
Cash and cash equivalents, end of year	$	481.2	$	378.9	$	363.4
Supplemental cash flow information:						
Income taxes paid, net	$	168.3	$	102.6	$	170.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC"), which changed its name from ING Life Insurance and Annuity Company on September 1, 2014, is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, "the Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

Prior to May 2013, Voya Financial, Inc. (which changed its name from ING U.S., Inc. on April 7, 2014), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange. In 2009, ING Group announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, Inc., together with its subsidiaries, including the Company. On April 11, 2013, Voya Financial, Inc. (formerly ING U.S., Inc.) announced plans to rebrand as Voya Financial, Inc. On May 2, 2013, the common stock of Voya Financial, Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale by Voya Financial, Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect wholly owned subsidiary of ING Group and previously the sole stockholder of Voya Financial, Inc., of 44,201,773 shares of outstanding common stock of Voya Financial, Inc. (collectively, the "IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial, Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of Voya Financial, Inc. in a registered public offering ("Secondary Offering"), reducing ING Group's ownership stake in Voya Financial, Inc. to 57%.

On March 25, 2014, ING Group completed a sale of 30,475,000 shares of common stock of Voya Financial, Inc. in a registered public offering (the "March 2014 Offering"). On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 7,255,853 shares of its common stock from ING Group (the "March 2014 Direct Share Repurchase") (the March 2014 Offering and the March 2014 Direct Share Repurchase collectively, the "March 2014 Transactions"). Upon completion of the March 2014 Transactions, ING Group's ownership stake in Voya Financial, Inc. was reduced to approximately 43%.

On September 8, 2014, ING Group completed a sale of 22,277,993 shares of common stock of Voya Financial, Inc. in a registered public offering (the "September 2014 Offering"). Also on September 8, 2014, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 7,722,007 shares of its common stock from ING Group (the "September 2014 Direct Share Buyback") (the September 2014 Offering and the September 2014 Direct Share Buyback collectively, the "September 2014 Transactions"). Upon completion of the September 2014 Transactions, ING Group's ownership stake in Voya Financial, Inc. was reduced to 32.5%.

On November 18, 2014, ING Group completed a sale of 30,030,013 shares of common stock of Voya Financial, Inc. in a registered public offering (the "November 2014 Offering"). Also on November 18, 2014, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 4,469,987 shares of its common stock from ING Group (the "November 2014 Direct Share Repurchase") (the November 2014 Offering and the November 2014 Direct Share Repurchase collectively, the "November 2014 Transactions"). Upon completion of the November 2014 Transactions, ING Group's ownership stake in Voya Financial, Inc. was reduced to 19%.

On March 9, 2015, ING Group completed a sale of 32,018,100 shares of common stock of Voya Financial, Inc. in a registered public offering (the "March 2015 Offering"). Also on March 9, 2015, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 13,599,274 shares of its common stock from ING Group (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING Group has exited its stake in Voya Financial, Inc. common stock. ING Group continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments. As a result of the completion of the March 2015

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

Transactions, ING Group has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING Group to divest 100% of its ownership interest in Voya Financial, Inc. together with its subsidiaries, including the Company by the end of 2016.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. (formerly Lion Connecticut Holdings Inc.) ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets") and corporate markets. Additionally, the Company provides pension risk transfer solutions to individual plan sponsors looking to transfer their defined benefit plan obligations to us. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, dedicated career agents and financial planners.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers retirement savings plan administrative services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, Voya Financial Partners, LLC ("VFP"), which changed its name from ING Financial Advisers, LLC on September 1, 2014, and Directed Services LLC ("DSL"). Intercompany transactions and balances have been eliminated in consolidation.

Certain reclassifications have been made to prior year financial information to conform to the current year classifications. During 2014, certain changes were made to the Statements of Cash Flows for the year ended December 31, 2013 to reclassify $79.2 from Operating Activities to Financing Activities for reinsurance transactions that use the deposit method of accounting.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

> Reserves for future policy benefits, deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes and contingencies

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or nonperformance risk, which is the risk the Company will not fulfill its obligation. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

(i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income in the Consolidated Statements of Operations.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For certain transactions, a lending agent may be used, and the agent may retain some or all of the collateral deposited by the borrower and transfer the remaining collateral to the Company. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into reinsurance agreements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are included in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, with the exception of land and artwork which are not depreciated, as follows:

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA estimated benefits and expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA balances on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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Internal Replacements

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Assumptions

Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

> Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 1.0% to 6.5%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances

Contract owner account balances relate to investment-type contracts and certain annuity product guarantees, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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8.0% for the years 2014, 2013 and 2012. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

- For fixed-indexed annuity contracts ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owner/policyholders in the Consolidated Statements of Operations.

FIA: FIAs contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, with changes in estimated fair value, along with attributed fees collected or payments made, reported in Other net realized capital gains (losses) in the Statements of Operations.

The estimated fair value of the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, along with attributed fees collected, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Long-term Debt

Long-term debt is carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Consolidated Balance Sheets and are amortized as a component of Interest expense in the Consolidated Statements of Operations over the life of the debt using the effective interest method of amortization.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, the deferred income tax liabilities and assets for items recognized differently in its consolidated financial statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Certain changes or future events, such as changes in tax legislation, completion of tax audits, planning opportunities and expectations about future outcome could have an impact on the Company's estimates of valuation allowances, deferred taxes, tax provisions and effective tax rates.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. Interest is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives whose carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Presentation of Unrecognized Tax Benefits
In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-11, "Income Taxes (Accounting Standards Codification ("ASC") Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"), which clarifies that:

- An unrecognized tax benefit should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except,
- An unrecognized tax benefit should be presented as a liability and not be combined with a deferred tax asset (i) to the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position or (ii) the tax law does not require the entity to use, or the entity does not intend to use, the deferred tax asset for such a purpose.
- The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.

The provisions of ASU 2013-11 were adopted prospectively by the Company on January 1, 2014 to unrecognized tax benefits existing on that date. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the guidance is consistent with that previously applied.

Joint and Several Liability Arrangements
In February 2013, the FASB issued ASU 2013-04, "Liabilities (ASC Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"), which requires an entity to measure obligations resulting from joint and several liable arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (1) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (2) any additional amount it expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations.

The provisions of ASU 2013-04 were adopted by the Company on January 1, 2014. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the Company did not have any fixed obligations under joint and several liable arrangements during 2014.

Fees Paid to the Federal Government by Health Insurers
In July 2011, the FASB issued ASU 2011-06, "Other Expenses (ASC Topic 720): Fees Paid to the Federal Government by Health Insurers" ("ASU 2011-06"), which specifies how health insurers should recognize and classify the annual fee imposed by the Patient Protection and Affordable Care Act as amended by the Health Care Education Reconciliation Act (the "Acts"). The liability for the fee should be estimated and recorded in full at the time the entity provides qualifying health insurance in the year in which the fee is payable, with a corresponding deferred cost that is amortized to expense.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2011-06 were adopted by the Company on January 1, 2014, when the fee initially became effective. The adoption of ASU 2011-06 had no effect on the Company's financial condition, results of operations or cash flows, as the Company does not sell qualifying health insurance and, thus, is not subject to the fee.

Future Adoption of Accounting Pronouncements

Consolidations
In February 2015, the FASB issued ASU 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"), which:

- Modifies the evaluation of whether limited partnerships and similar entities are Variable Interest Entities ("VIEs") or Voting Interest Entities ("VOEs"), including the requirement to consider the rights of all equity holders at risk to determine if they have the power to direct the entity's most significant activities.
- Eliminates the presumption that a general partner should consolidate a limited partnership. Limited partnerships and similar entities will be VIEs unless the limited partners hold substantive kick-out rights in the participating rights.
- Affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.
- Provides a new scope exception for registered money market funds and similar unregistered money market funds, and ends the deferral granted to investment companies from applying the VIE guidance.

The provisions of ASU 2015-02 are effective for annual periods, and for interim periods within those annual periods, beginning after December 15, 2015, with early adoption permitted, using either a retrospective or modified retrospective approach. The Company does not expect ASU 2015-02 to have an impact.

Going Concern
In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements-Going Concern (ASC Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"), which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. The provisions of ASU 2014-15 will not affect a company's financial condition, results of operation, or cash flows, but require disclosure if management determines there is substantial doubt, including management's plans to alleviate or mitigate the conditions or events that raise substantial doubt.

The provisions of ASU 2014-15 are effective for annual periods ending after December 15, 2016, and annual and interim periods thereafter. The Company does not expect ASU 2014-15 to have an impact.

Repurchase Agreements
In June 2014, the FASB issued ASU 2014-11, "Transfers and Servicing (ASC Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures" ("ASU 2014-11"), which (1) changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting and (2) requires separate accounting for a transfer of a financial asset executed with a repurchase agreement with the same counterparty. This will result in secured borrowing accounting for the repurchase agreement. The amendments also require additional disclosures for certain transactions accounted for as a sale and for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings.

The provisions of ASU 2014-11 are effective for the first interim or annual period beginning after December 15, 2014, with the exception of disclosure amendments for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings, which are effective for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The Company does not expect ASU 2014-11 to have an impact on its financial condition or results of operations, as the Company has not historically met the requirements for sale accounting treatment for such secured borrowing arrangements. The Company is currently in the process of determining the impact of adoption of the disclosure provisions of ASU 2014-11.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The provisions of ASU 2014-09 are effective retrospectively for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09.

Discontinued Operations and Disposals
In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements (ASC Topic 205) and Property, Plant, and Equipment (ASC Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"), which requires the disposal of a component of an entity to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the entity's operations and financial results. The component should be reported in discontinued operations when it meets the criteria to be classified as held for sale, is disposed of by sale or is disposed of other than by sale.

The amendments also require additional disclosures about discontinued operations, including disclosures about an entity's significant continuing involvement with a discontinued operation and disclosures for a disposal of an individually significant component of an entity that does not qualify for discontinued operations.

The provisions of ASU 2014-08 are effective for annual periods beginning after December 15, 2014, and for interim periods beginning after December 15, 2015. The amendments should be applied prospectively to disposals and classifications as held for sale that occur within those periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-08.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

___

2.   Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2014:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 649.0	$ 124.1	$ —	$ —	$ 773.1	$ —
U.S. Government agencies and authorities	45.7	0.9	—	—	46.6	—
State, municipalities and political subdivisions	259.0	18.3	0.1	—	277.2	—
U.S. corporate securities	10,366.7	902.4	49.1	—	11,220.0	1.5
Foreign securities:[1]						
Government	346.5	23.8	5.5	—	364.8	—
Other	5,138.9	324.7	50.5	—	5,413.1	—
Total foreign securities	5,485.4	348.5	56.0	—	5,777.9	—
Residential mortgage-backed securities:						
Agency	1,613.5	125.4	3.6	15.7	1,751.0	0.2
Non-Agency	227.9	54.6	2.2	12.1	292.4	8.7
Total Residential mortgage-backed securities	1,841.4	180.0	5.8	27.8	2,043.4	8.9
Commercial mortgage-backed securities	998.9	79.2	0.1	—	1,078.0	6.7
Other asset-backed securities	389.0	13.1	1.7	—	400.4	2.6
Total fixed maturities, including securities pledged	20,035.1	1,666.5	112.8	27.8	21,616.6	19.7
Less: Securities pledged	224.4	17.8	6.9	—	235.3	—
Total fixed maturities	19,810.7	1,648.7	105.9	27.8	21,381.3	19.7
Equity securities	107.4	14.5	—	—	121.9	—
Total fixed maturities and equity securities investments	$ 19,918.1	$ 1,663.2	$ 105.9	$ 27.8	$ 21,503.2	$ 19.7

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2013:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 636.5	$ 36.5	$ 2.9	$ —	$ 670.1	$ —
U.S. Government agencies and authorities	237.1	5.0	—	—	242.1	—
State, municipalities and political subdivisions	77.2	5.9	0.1	—	83.0	—
U.S. corporate securities	10,326.0	581.0	238.8	—	10,668.2	1.9
Foreign securities:[1]						
Government	422.9	25.2	16.5	—	431.6	—
Other	5,149.6	272.9	83.5	—	5,339.0	—
Total foreign securities	5,572.5	298.1	100.0	—	5,770.6	—
Residential mortgage-backed securities:						
Agency	1,638.2	121.9	17.9	16.9	1,759.1	0.2
Non-Agency	278.1	55.2	4.8	12.1	340.6	15.1
Total Residential mortgage-backed securities	1,916.3	177.1	22.7	29.0	2,099.7	15.3
Commercial mortgage-backed securities	624.5	68.1	0.9	—	691.7	4.4
Other asset-backed securities	465.8	18.0	3.4	—	480.4	3.2
Total fixed maturities, including securities pledged	19,855.9	1,189.7	368.8	29.0	20,705.8	24.8
Less: Securities pledged	137.9	5.9	3.7	—	140.1	—
Total fixed maturities	19,718.0	1,183.8	365.1	29.0	20,565.7	24.8
Equity securities	119.4	15.8	0.3	—	134.9	—
Total fixed maturities and equity securities investments	$ 19,837.4	$ 1,199.6	$ 365.4	$ 29.0	$ 20,700.6	$ 24.8

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2014, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 679.2	$ 688.6
After one year through five years	4,052.1	4,288.7
After five years through ten years	5,809.9	6,096.7
After ten years	6,264.6	7,020.8
Mortgage-backed securities	2,840.3	3,121.4
Other asset-backed securities	389.0	400.4
Fixed maturities, including securities pledged	$ 20,035.1	$ 21,616.6

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2014 and 2013, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2014				
Communications	$ 1,226.1	$ 136.8	$ 2.4	$ 1,360.5
Financial	2,310.5	221.4	1.6	2,530.3
Industrial and other companies	8,962.6	569.4	90.0	9,442.0
Utilities	2,555.7	259.2	4.3	2,810.6
Transportation	450.7	40.3	1.3	489.7
Total	$ 15,505.6	$ 1,227.1	$ 99.6	$ 16,633.1
December 31, 2013				
Communications	$ 1,315.9	$ 81.5	$ 36.8	$ 1,360.6
Financial	2,114.7	166.9	20.2	2,261.4
Industrial and other companies	8,878.5	423.5	213.1	9,088.9
Utilities	2,726.5	159.5	42.3	2,843.7
Transportation	440.0	22.5	9.9	452.6
Total	$ 15,475.6	$ 853.9	$ 322.3	$ 16,007.2

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2014 and 2013, approximately 57.3% and 50.4%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs that are subject to more prepayment and extension risk than traditional CMOs.

Repurchase Agreements

As of December 31, 2014 and 2013, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2014 and 2013, the fair value of loaned securities was $174.9 and $97.6, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2014 and 2013, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $182.0 and $102.7, respectively, and recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2014 and 2013, liabilities to return collateral of $182.0 and $102.7, respectively, were included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the Collateralized loan obligations ("CLOs") of $0.7 and $1.0 as of December 31, 2014 and 2013, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $331.9 as of March 31, 2012. These assets were sold to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pre-tax loss of $38.7 in the second quarter of 2012 reported in Net investment income on the Consolidated Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $23.0 of promissory notes which were due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, Voya Financial, Inc. unconditionally guaranteed payments of the notes in the event of any default of payments due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2014:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2014								
U.S. Treasuries	$ 12.4	$ —*	$ —	$ —	$ —	$ —	$ 12.4	$ —*
U.S. Government, agencies and authorities	2.3	—*	—	—	—	—	2.3	—*
U.S. corporate, state and municipalities	794.6	20.1	34.8	1.5	712.8	27.6	1,542.2	49.2
Foreign	671.0	35.7	9.7	0.2	350.2	20.1	1,030.9	56.0
Residential mortgage-backed	94.5	0.7	25.2	0.6	163.1	4.5	282.8	5.8
Commercial mortgage-backed	59.1	0.1	—	—	—	—	59.1	0.1
Other asset-backed	27.0	0.1	—	—	18.4	1.6	45.4	1.7
Total	$1,660.9	$ 56.7	$ 69.7	$ 2.3	$1,244.5	$ 53.8	$ 2,975.1	$ 112.8

*Less than $0.1.

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2013:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2013								
U.S. Treasuries	$ 124.4	$ 2.1	$ 34.2	$ 0.8	$ —	$ —	$ 158.6	$ 2.9
U.S. Government, agencies and authorities	—	—	—	—	—	—	—	—
U.S. corporate, state and municipalities	1,002.8	22.9	2,413.2	183.8	236.9	32.2	3,652.9	238.9
Foreign	448.8	5.7	1,063.9	86.4	76.2	7.9	1,588.9	100.0
Residential mortgage-backed	262.3	2.9	212.9	12.0	105.8	7.8	581.0	22.7
Commercial mortgage-backed	77.9	0.9	—	—	—	—	77.9	0.9
Other asset-backed	38.9	0.2	30.3	0.2	26.0	3.0	95.2	3.4
Total	$1,955.1	$ 34.7	$3,754.5	$ 283.2	$ 444.9	$ 50.9	$ 6,154.5	$ 368.8

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 95.9% and 89.7% of the average book value as of December 31, 2014 and 2013, respectively.

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2014						
Six months or less below amortized cost	$ 1,690.4	$ 59.7	$ 50.5	$ 13.2	341	13
More than six months and twelve months or less below amortized cost	115.1	—	6.7	—	34	—
More than twelve months below amortized cost	1,220.5	2.2	41.8	0.6	223	2
Total	$ 3,026.0	$ 61.9	$ 99.0	$ 13.8	598	15
December 31, 2013						
Six months or less below amortized cost	$ 2,054.4	$ 24.1	$ 45.3	$ 5.3	322	7
More than six months and twelve months or less below amortized cost	3,991.4	23.5	272.6	5.8	502	3
More than twelve months below amortized cost	420.4	9.5	37.3	2.5	137	8
Total	$ 6,466.2	$ 57.1	$ 355.2	$ 13.6	961	18

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2014						
U.S. Treasuries	$ 12.4	$ —	$ —*	$ —	1	—
U.S. Government, agencies and authorities	2.3	—	—*	—	1	—
U.S. corporate, state and municipalities	1,566.3	25.1	43.5	5.7	262	5
Foreign	1,052.3	34.6	48.5	7.5	185	6
Residential mortgage-backed	288.6	—*	5.8	—*	124	2
Commercial mortgage-backed	59.2	—	0.1	—	11	—
Other asset-backed	44.9	2.2	1.1	0.6	14	2
Total	$ 3,026.0	$ 61.9	$ 99.0	$ 13.8	598	15

*Less than $0.1.

December 31, 2013						
U.S. Treasuries	$ 161.5	$ —	$ 2.9	$ —	4	—
U.S. Government, agencies and authorities	—	—	—	—	—	—
U.S. corporate, state and municipalities	3,869.0	22.8	233.2	5.7	519	2
Foreign	1,665.8	23.1	95.0	5.0	239	5
Residential mortgage-backed	596.9	6.8	21.0	1.7	162	7
Commercial mortgage-backed	78.8	—	0.9	—	12	—
Other asset-backed	94.2	4.4	2.2	1.2	25	4
Total	$ 6,466.2	$ 57.1	$ 355.2	$ 13.6	961	18

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations on residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2014, the Company had no new troubled debt restructurings for private placement or commercial mortgage loans. For the year ended December 31, 2013, the Company had no new private placement troubled debt restructuring and had 20 new commercial mortgage loan troubled debt restructurings with a pre-modification and post modification carrying value of $39.4. The 20 commercial mortgage loans comprise a portfolio of cross-defaulted, cross-collateralized individual loans, which are owned by the same sponsor. Between the date of the troubled debt restructurings and December 31, 2014, these loans have repaid $12.1 in principal.

As of December 31, 2014 and 2013, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2014	December 31, 2013
Commercial mortgage loans	$ 3,514.1	$ 3,397.3
Collective valuation allowance	(1.1)	(1.2)
Total net commercial mortgage loans	$ 3,513.0	$ 3,396.1

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2014 and 2013.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans for the periods indicated:

	December 31, 2014	December 31, 2013
Collective valuation allowance for losses, balance at January 1	$ 1.2	$ 1.3
Addition to (reduction of) allowance for losses	(0.1)	(0.1)
Collective valuation allowance for losses, end of period	$ 1.1	$ 1.2

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2014	December 31, 2013
Impaired loans without allowances for losses	$ 32.4	$ 42.9
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 32.4	$ 42.9
Unpaid principal balance of impaired loans	$ 33.9	$ 44.4

As of December 31, 2014 and 2013 the Company did not have any impaired loans with allowances for losses.

The following table presents information on restructured loans as of the dates indicated:

	December 31, 2014	December 31, 2013
Troubled debt restructured loans	$ 27.3	$ 37.5

The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2014 and 2013. There were no loans 90 days or more past due or loans in arrears with respect to principal and interest as of December 31, 2014 and 2013.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2014	2013	2012
Impaired loans, average investment during the period (amortized cost)[1]	$ 37.6	$ 24.2	$ 5.7
Interest income recognized on impaired loans, on an accrual basis[1]	2.2	1.4	0.4
Interest income recognized on impaired loans, on a cash basis[1]	2.1	1.4	0.4
Interest income recognized on troubled debt restructured loans, on an accrual basis	1.8	1.0	—

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

	December 31, 2014 [1]	December 31, 2013 [1]
Loan-to-Value Ratio:		
0% - 50%	$ 411.0	$ 495.7
>50% - 60%	824.1	894.5
>60% - 70%	2,107.9	1,879.5
>70% - 80%	159.7	114.9
>80% and above	11.4	12.7
Total Commercial mortgage loans	$ 3,514.1	$ 3,397.3

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

	December 31, 2014 [1]	December 31, 2013 [1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 2,600.1	$ 2,388.5
>1.25x - 1.5x	520.0	542.4
>1.0x - 1.25x	258.7	275.8
Less than 1.0x	131.3	190.5
Commercial mortgage loans secured by land or construction loans	4.0	0.1
Total Commercial mortgage loans	$ 3,514.1	$ 3,397.3

[1] Balances do not include collective valuation allowance for losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2014 [1]		December 31, 2013 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 802.6	22.8%	$ 752.8	22.3%
South Atlantic	746.5	21.2%	707.8	20.8%
West South Central	448.4	12.8%	467.1	13.7%
Middle Atlantic	505.8	14.4%	411.4	12.1%
East North Central	355.3	10.1%	383.1	11.3%
Mountain	274.0	7.8%	263.9	7.8%
West North Central	219.6	6.3%	224.9	6.6%
New England	74.8	2.1%	116.7	3.4%
East South Central	87.1	2.5%	69.6	2.0%
Total Commercial mortgage loans	$ 3,514.1	100.0%	$ 3,397.3	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	December 31, 2014 [1]		December 31, 2013 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,236.4	35.2%	$ 1,082.1	31.9%
Industrial	796.8	22.7%	972.6	28.6%
Office	443.1	12.6%	462.1	13.6%
Apartments	550.6	15.7%	445.2	13.1%
Hotel/Motel	149.7	4.2%	182.8	5.4%
Mixed Use	142.8	4.1%	70.9	2.1%
Other	194.7	5.5%	181.6	5.3%
Total Commercial mortgage loans	$ 3,514.1	100.0%	$ 3,397.3	100.0%

[1] Balances do not include collective valuation allowance for losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

	December 31, 2014 [1]	December 31, 2013 [1]
Year of Origination:		
2014	$ 580.0	$ —
2013	758.8	785.2
2012	854.5	908.1
2011	674.4	792.8
2010	66.0	121.1
2009	39.0	68.4
2008 and prior	541.4	721.7
Total Commercial mortgage loans	$ 3,514.1	$ 3,397.3

[1] Balances do not include collective valuation allowance for losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2014		2013		2012	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ 1.7	3	$ —	—	$ 2.9	3
Foreign[1]	3.7	7	1.8	1	0.8	3
Residential mortgage-backed	1.6	26	3.4	35	6.0	33
Commercial mortgage-backed	0.1	2	0.3	3	—	—
Other asset-backed	— *	1	0.3	2	1.2	4
Equity	—	—	0.1	1	—	—
Total	$ 7.1	39	$ 5.9	42	$ 10.9	43

* Less than $0.1.

[1] Primarily U.S. dollar denominated.

The above tables include $1.6, $4.8 and $9.1 of write-downs related to credit impairments for the years ended December 31, 2014, 2013 and 2012, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $5.5, $1.1 and $1.8 in write-downs for the years ended December 31, 2014, 2013 and 2012, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2014		2013		2012	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ 1.6	3	$ —	—	$ 0.2	1
Foreign[1]	3.7	7	—	—	0.8	3
Residential mortgage-backed	0.1	3	0.8	6	0.7	3
Commercial mortgage-backed	0.1	2	0.3	3	—	—
Other asset-backed	—	—	—	—	0.1	1
Equity	—	—	—	—	—	—
Total	$ 5.5	15	$ 1.1	9	$ 1.8	8

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

| | Year Ended December 31, | | | | | |
	2014		2013		2012	
Balance at January 1	$	28.0	$	28.4	$	27.8
Additional credit impairments:						
On securities not previously impaired		0.7		1.1		1.5
On securities previously impaired		0.9		1.8		3.7
Reductions:						
Securities sold, matured, prepaid or paid down		6.6		3.3		4.6
Increase in cash flows		0.6		—		—
Balance at December 31	$	22.4	$	28.0	$	28.4

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

| | Year Ended December 31, | | | | | |
	2014		2013		2012	
Fixed maturities	$	1,216.3	$	1,199.4	$	1,222.5
Equity securities, available-for-sale		7.1		2.8		7.5
Mortgage loans on real estate		172.7		157.1		143.5
Policy loans		13.3		13.1		13.2
Short-term investments and cash equivalents		0.5		0.9		1.4
Other		30.6		42.6		6.8
Gross investment income		1,440.5		1,415.9		1,394.9
Less: investment expenses		51.1		48.9		46.1
Net investment income	$	1,389.4	$	1,367.0	$	1,348.8

As of December 31, 2014 and 2013, the Company did not have any investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,		
	2014	**2013**	**2012**
Fixed maturities, available-for-sale, including securities pledged	$ (14.7)	$ 0.3	$ 67.5
Fixed maturities, at fair value option	(74.6)	(151.5)	(124.2)
Equity securities, available-for-sale	1.3	0.1	(0.2)
Derivatives	50.6	(72.1)	1.3
Embedded derivatives - fixed maturities	(1.2)	(24.7)	(5.5)
Embedded derivatives - product guarantees	(101.2)	105.5	120.4
Other investments	0.2	0.2	—
Net realized capital gains (losses)	$ (139.6)	$ (142.2)	$ 59.3
After-tax net realized capital gains (losses)	$ (90.7)	$ (160.0)	$ 38.5

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,		
	2014	**2013**	**2012**
Proceeds on sales	$ 1,616.3	$ 1,830.0	$ 2,887.1
Gross gains	24.4	23.8	88.7
Gross losses	35.2	22.1	12.7

3.   Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: The Company uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Managed custody guarantees ("MCG"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain annuity products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2014			December 31, 2013		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 513.3	$ 104.4	$ —	$ 763.3	$ 81.0	$ 0.2
Foreign exchange contracts	51.2	7.7	—	51.2	2.2	0.6
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	27,632.9	432.8	209.2	21,442.7	367.6	206.2
Foreign exchange contracts	130.1	10.6	7.7	145.9	5.5	9.6
Equity contracts	14.0	—	0.1	9.1	— *	—
Credit contracts	384.0	6.5	—	384.0	8.1	—
Embedded derivatives:						
Within fixed maturity investments	N/A	27.8	—	N/A	29.0	—
Within annuity products	N/A	—	129.2	N/A	—	23.1
Within reinsurance agreements	N/A	—	(13.0)	N/A	—	(54.0)
Total		$ 589.8	$ 333.2		$ 493.4	$ 185.7

* Less than $0.1.

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.

N/A - Not Applicable

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through the fourth quarter of 2016.

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2014 and 2013. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

───

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2014		
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 384.0	$ 6.5	$ —
Foreign exchange contracts	181.3	18.3	7.7
Interest rate contracts	28,146.2	537.2	209.2
		$ 562.0	$ 216.9
Counterparty netting[1]		$ (216.2)	$ (216.2)
Cash collateral netting[1]		(291.5)	—
Securities collateral netting[1]		(6.6)	—
Net receivables/payables		$ 47.7	$ 0.7

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2013		
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 384.0	$ 8.1	$ —
Foreign exchange contracts	197.1	7.7	10.2
Interest rate contracts	22,206.0	448.6	206.4
		$ 464.4	$ 216.6
Counterparty netting[1]		$ (201.3)	$ (201.3)
Cash collateral netting[1]		(134.0)	(5.4)
Securities collateral netting[1]		(15.9)	(4.8)
Net receivables/payables		$ 113.2	$ 5.1

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2014, the Company held $161.5 and $130.2 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2013, the Company held $127.4 and $1.2 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2014, the Company delivered $60.4 of securities and held $6.6 of securities as collateral. As of December 31, 2013, the Company delivered $42.5 of securities and held $16.3 of securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2014	**2013**	**2012**
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ 0.2	$ 0.2	$ —
Foreign exchange contracts	0.5	0.1	—
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	41.0	(92.8)	(18.9)
Foreign exchange contracts	4.8	10.0	6.9
Equity contracts	1.8	3.4	2.0
Credit contracts	2.3	7.0	11.3
Managed custody guarantees	0.2	0.2	1.1
Embedded derivatives:			
Within fixed maturity investments[2]	(1.2)	(24.7)	(5.5)
Within annuity products[2]	(101.4)	105.3	119.3
Within reinsurance agreements[3]	(41.0)	54.0	—
Total	$ (92.8)	$ 62.7	$ 116.2

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2014, 2013 and 2012, ineffective amounts were immaterial.
[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2014, the fair value of credit default swaps of $6.5 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2013, the fair value of credit default swaps of $8.1 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2014 and 2013, the maximum potential future exposure to the Company was $384.0 on credit default swaps. These instruments are typically written for a maturity period of five years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4.   Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing or other similar techniques.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1		Level 2		Level 3		Total
Assets:							
Fixed maturities, including securities pledged:							
U.S. Treasuries	$	712.9	$	60.2	$	—	$	773.1
U.S. Government agencies and authorities		—		46.6		—		46.6
U.S. corporate, state and municipalities		—		11,122.4		374.8		11,497.2
Foreign[1]		—		5,612.2		165.7		5,777.9
Residential mortgage-backed securities		—		2,026.1		17.3		2,043.4
Commercial mortgage-backed securities		—		1,059.0		19.0		1,078.0
Other asset-backed securities		—		398.0		2.4		400.4
Total fixed maturities, including securities pledged		712.9		20,324.5		579.2		21,616.6
Equity securities, available-for-sale		85.3		—		36.6		121.9
Derivatives:							
Interest rate contracts		—		537.2		—		537.2
Foreign exchange contracts		—		18.3		—		18.3
Credit contracts		—		6.5		—		6.5
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements		1,046.6		—		1.5		1,048.1
Assets held in separate accounts		57,492.6		5,313.1		2.4		62,808.1
Total assets	$	59,337.4	$	26,199.6	$	619.7	$	86,156.7
Liabilities:							
Derivatives:							
Annuity product guarantees:							
FIA	$	—	$	—	$	26.3	$	26.3
Stabilizer and MCGs		—		—		102.9		102.9
Other derivatives:							
Interest rate contracts		—		209.2		—		209.2
Foreign exchange contracts		—		7.7		—		7.7
Equity contracts		0.1		—		—		0.1
Embedded derivative on reinsurance		—		(13.0)		—		(13.0)
Total liabilities	$	0.1	$	203.9	$	129.2	$	333.2

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 618.8	$ 51.3	$ —	$ 670.1
U.S. Government agencies and authorities	—	237.0	5.1	242.1
U.S. corporate, state and municipalities	—	10,605.9	145.3	10,751.2
Foreign[1]	—	5,727.8	42.8	5,770.6
Residential mortgage-backed securities	—	2,076.0	23.7	2,099.7
Commercial mortgage-backed securities	—	691.7	—	691.7
Other asset-backed securities	—	462.7	17.7	480.4
Total fixed maturities, including securities pledged	618.8	19,852.4	234.6	20,705.8
Equity securities, available-for-sale	99.0	—	35.9	134.9
Derivatives:				
Interest rate contracts	—	448.6	—	448.6
Foreign exchange contracts	—	7.7	—	7.7
Credit contracts	—	8.1	—	8.1
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	529.7	—	—	529.7
Assets held in separate accounts	54,715.3	5,376.5	13.1	60,104.9
Total assets	$ 55,962.8	$ 25,693.3	$ 283.6	$ 81,939.7
Liabilities:				
Derivatives:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 23.1	$ 23.1
Stabilizer and MCGs	—	—	—	—
Other derivatives:				
Interest rate contracts	—	206.4	—	206.4
Foreign exchange contracts	—	10.2	—	10.2
Equity contracts	—	—	—	—
Embedded derivative on reinsurance	—	(54.0)	—	(54.0)
Total liabilities	$ —	$ 162.6	$ 23.1	$ 185.7

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

───

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an "exit price") in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes. As of December 31, 2014, $537.1 and $16.4 billion of a total fair value of $21.6 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2013, $190.5 and $15.9 billion of a total fair value of $20.7 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Product guarantees: The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed contract value. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative associated with the Company's product guarantees includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of the embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements, accounted for under the deposit method. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2014 and 2013. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2014:

	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ 5.1	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ (5.1)	$ —	$ —
U.S. corporate, state and municipalities	145.3	—*	(1.7)	100.2	—	—	(20.4)	151.4	—	374.8	—*
Foreign[1]	42.8	0.1	(2.0)	56.3	—	—	(1.2)	83.0	(13.3)	165.7	0.1
Residential mortgage-backed securities	23.7	(1.1)	0.2	7.0	—	—	—*	—*	(12.5)	17.3	(1.1)
Commercial mortgage-backed securities	—	—*	—*	19.0	—	—	—	—	—	19.0	—*
Other asset-backed securities	17.7	1.2	(0.9)	—	—	—	(10.1)	—	(5.5)	2.4	—*
Total fixed maturities, including securities pledged	234.6	0.2	(4.4)	182.5	—	—	(31.7)	234.4	(36.4)	579.2	(1.0)
Equity securities, available-for-sale	35.9	—	0.7	—	—	—	—	—	—	36.6	—
Derivatives:											
Product guarantees:											
Stabilizer and MCGs[2]	—	(98.2)	—	—	(4.7)	—	—	—	—	(102.9)	—
FIA[2]	(23.1)	(3.0)	—	—	(0.2)	—	—	—	—	(26.3)	—
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	—	—	—	1.5	—	—	—	—	—	1.5	—
Assets held in separate accounts[5]	13.1	0.1	—	1.3	—	(4.4)	—	0.2	(7.9)	2.4	(0.1)

* Less than $0.1.

(1) Primarily U.S. dollar denominated.

(2) All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(3) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(4) For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

(5) The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on net income for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2013:

	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ —	$ —	$ —	$ 5.1	$ —	$ —	$ —	$ —	$ —	$ 5.1	$ —
U.S. corporate, state and municipalities	154.6	(0.3)	0.4	—*	—	(6.0)	(4.3)	0.9	—	145.3	(0.3)
Foreign[1]	24.6	—*	1.3	22.2	—	(1.9)	(10.7)	7.3	—*	42.8	—*
Residential mortgage-backed securities	9.1	(2.0)	(0.3)	17.5	—	—	—	—	(0.6)	23.7	(2.0)
Commercial mortgage-backed securities	—	—	—	—	—	—	—	—	—	—	—
Other asset-backed securities	33.2	2.3	(0.7)	—	—	(2.8)	(9.9)	—	(4.4)	17.7	0.9
Total fixed maturities, including securities pledged	221.5	—*	0.7	44.8	—	(10.7)	(24.9)	8.2	(5.0)	234.6	(1.4)
Equity securities, available-for-sale	17.0	(0.3)	1.4	—	—	—*	—*	34.5	(16.7)	35.9	—
Derivatives:											
Product guarantees:											
Stabilizer and MCGs[2]	(102.0)	108.2	—	(6.2)	—	—	—	—	—	—	—
FIA[2]	(20.4)	(2.7)	—	—	—	—	—	—	—	(23.1)	—
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	—	—	—	—	—	—	—	—	—	—	—
Assets held in separate accounts[5]	16.3	0.1	—	16.0	—	(11.6)	—	2.2	(9.9)	13.1	—

* Less than $0.1.

(1) Primarily U.S. dollar denominated.

(2) All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(3) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(4) For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

(5) The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on net income for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2014 and 2013, the transfers in and out of Level 3 for fixed maturities and equity securities, as well as separate accounts, were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2014:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.2% to 7.6%
Nonperformance risk	0.13% to 1.1%	0.13% to 1.1%
Actuarial Assumptions:		
Partial Withdrawals	0.4% to 3.2%	—
Lapses	0% to 45% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 65% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	87%	0-30%	0-15%	0-45%	0-15%
Stabilizer with Recordkeeping Agreements	13%	0-50%	0-25%	0-65%	0-25%
Aggregate of all plans	100%	0-50%	0-25%	0-65%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2013:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.2% to 8.0%
Nonperformance risk	-0.1% to 0.79%	-0.1% to 0.79%
Actuarial Assumptions:		
Partial Withdrawals	0% to 2%	—
Lapses	0% to 48% [2]	0% to 55% [3]
Policyholder Deposits[4]	—	0% to 60% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	88%	0-30%	0-15%	0-55%	0-15%
Stabilizer with Recordkeeping Agreements	12%	0-55%	0-25%	0-60%	0-30%
Aggregate of all plans	100%	0-55%	0-25%	0-60%	0-30%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2014		December 31, 2013	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 21,616.6	$ 21,616.6	$ 20,705.8	$ 20,705.8
Equity securities, available-for-sale	121.9	121.9	134.9	134.9
Mortgage loans on real estate	3,513.0	3,680.6	3,396.1	3,403.9
Policy loans	239.1	239.1	242.0	242.0
Limited partnerships/corporations	248.4	248.4	180.9	180.9
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	1,048.1	1,048.1	529.7	529.7
Derivatives	562.0	562.0	464.4	464.4
Notes receivable from affiliates	175.0	216.7	175.0	186.4
Assets held in separate accounts	62,808.1	62,808.1	60,104.9	60,104.9
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	21,503.3	26,023.3	21,010.8	24,379.6
Supplementary contracts, immediate annuities and other	442.4	546.3	487.2	578.5
Derivatives:				
Annuity product guarantees:				
FIA	26.3	26.3	23.1	23.1
Stabilizer and MCGs	102.9	102.9	—	—
Other derivatives	217.0	217.0	216.6	216.6
Long-term debt	4.9	4.9	4.9	4.9
Embedded derivatives on reinsurance	(13.0)	(13.0)	(54.0)	(54.0)

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and is classified as Level 3.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Investment contract liabilities:

>*Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

>*Supplementary contracts and immediate annuities:* Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk. Long-term debt is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC and VOBA was as follows for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2012	$ 334.9	$ 593.6	$ 928.5
Deferrals of commissions and expenses	79.1	8.1	87.2
Amortization:			
Amortization	(72.1)	(152.6)	(224.7)
Interest accrued[1]	31.1	62.5	93.6
Net amortization included in the Consolidated Statements of Operations	(41.0)	(90.1)	(131.1)
Change in unrealized capital gains/losses on available-for-sale securities	(76.5)	(130.2)	(206.7)
Balance at December 31, 2012	296.5	381.4	677.9
Deferrals of commissions and expenses	71.3	7.2	78.5
Amortization:			
Amortization	(69.7)	(83.6)	(153.3)
Interest accrued[1]	34.0	61.0	95.0
Net amortization included in the Consolidated Statements of Operations	(35.7)	(22.6)	(58.3)
Change in unrealized capital gains/losses on available-for-sale securities	144.1	330.6	474.7
Balance at December 31, 2013	476.2	696.6	1,172.8
Deferrals of commissions and expenses	69.8	6.9	76.7
Amortization:			
Amortization	(91.0)	(113.3)	(204.3)
Interest accrued[1]	35.9	59.2	95.1
Net amortization included in the Consolidated Statements of Operations	(55.1)	(54.1)	(109.2)
Change in unrealized capital gains/losses on available-for-sale securities	(94.4)	(122.6)	(217.0)
Balance at December 31, 2014	$ 396.5	$ 526.8	$ 923.3

[1] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2014, 1.0% to 7.0% during 2013 and 5.0% to 7.0% during 2012.

The estimated amount of VOBA amortization expense, net of interest, is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2015	$ 59.8
2016	44.8
2017	39.0
2018	34.2
2019	31.3

6.   Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2014, the account value for the separate account contracts with guaranteed minimum benefits was $39.0 billion. The additional liability recognized related to minimum guarantees was $111.5. As of December 31, 2013, the account value for the separate account contracts with guaranteed minimum benefits was $38.0 billion. The additional liability recognized related to minimum guarantees was $7.1.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2014 and 2013 was $9.3 billion and $9.2 billion, respectively.

7.   Reinsurance

At December 31, 2014, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2014, the Company had agreements with two of its affiliates, Langhorne I, LLC, and Security Life of Denver International ("SLDI"), which are accounted for under the deposit method of accounting, for which the deposit receivable was $93.9 and $39.7 at December 31, 2014 and 2013, respectively. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $9.7 and $10.1 were maintained for this contract as of December 31, 2014 and 2013, respectively.

Reinsurance recoverable was comprised of the following as of the dates indicated:

		December 31,		
		2014		**2013**
Claims recoverable from reinsurers	$	1,927.8	$	2,016.7
Reinsured amounts due to reinsurers		1.6		(0.4)
Other		0.1		0.3
Total	$	1,929.5	$	2,016.6

The following table summarizes the effect of reinsurance on Premiums for the periods indicated:

		Year Ended December 31,				
		2014		**2013**		**2012**
Premiums:						
Direct premiums	$	88.9	$	37.4	$	36.2
Reinsurance assumed		0.1		0.1		—
Reinsurance ceded		(0.2)		(0.2)		(0.2)
Net premiums	$	88.8	$	37.3	$	36.0

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

───

8. Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2014, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $371.0, $281.0 of which was paid on May 19, 2014 and $90.0 which was paid on December 22, 2014. During the year ended December 31, 2013, following receipt of required approval from its domiciliary state insurance regulator and consummation of the IPO of Voya Financial, Inc., VRIAC paid an extraordinary dividend in the amount of $174.0 to its Parent. In addition, on December 9, 2013, VRIAC paid an ordinary dividend of $90.0 to its Parent. On December 9, 2014 and December 16, 2013, VFP paid a $95.0 and $60.0 dividend, respectively, to VRIAC, its parent. On October 3, 2014, DSL paid a $30.0 dividend to VRIAC, its parent. During the year ended December 31, 2013, DSL did not pay any dividend to VRIAC.

During the years ended December 31, 2014 and 2013, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Statutory net income (loss) was $321.7, $175.2 and $261.6, for the years ended December 31, 2014, 2013 and 2012, respectively. Statutory capital and surplus was $2.0 billion as of December 31, 2014 and 2013, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9.   **Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of AOCI as of the dates indicated.

	December 31,		
	2014	**2013**	**2012**
Fixed maturities, net of OTTI	$ 1,553.7	$ 820.9	$ 2,190.9
Equity securities, available-for-sale	14.5	15.5	13.5
Derivatives	202.6	133.0	215.2
DAC/VOBA and sales inducements adjustments on available-for-sale securities	(552.4)	(335.3)	(810.6)
Premium deficiency reserve adjustment	(129.8)	(82.4)	(152.6)
Unrealized capital gains (losses), before tax	1,088.6	551.7	1,456.4
Deferred income tax asset (liability)	(255.5)	(66.1)	(444.6)
Unrealized capital gains (losses), after tax	833.1	485.6	1,011.8
Pension and other postretirement benefits liability, net of tax	8.4	9.8	11.2
AOCI	$ 841.5	$ 495.4	$ 1,023.0

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2014					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	713.0	$	(251.0)	$	462.0
Equity securities		(1.3)		0.5		(0.8)
OTTI		5.1		(1.8)		3.3
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		15.0		(5.3)		9.7
DAC/VOBA and sales inducements		(217.1) [1]		76.0		(141.1)
Premium deficiency reserve adjustment		(47.4)		16.6		(30.8)
Change in unrealized gains/losses on available-for-sale securities		467.3		(165.0)		302.3
Derivatives:						
Derivatives		77.0 [2]		(27.0)		50.0
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(7.4)		2.6		(4.8)
Change in unrealized gains/losses on derivatives		69.6		(24.4)		45.2
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(2.2) [3]		0.8		(1.4)
Change in pension and other postretirement benefits liability		(2.2)		0.8		(1.4)
Change in Other comprehensive income (loss)	$	534.7	$	(188.6)	$	346.1

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2013		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,372.1)	$ 542.1 [4]	$ (830.0)
Equity securities	2.0	(0.7)	1.3
OTTI	2.7	(0.9)	1.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(0.6)	0.2	(0.4)
DAC/VOBA and sales inducements	475.3 [1]	(166.4)	308.9
Premium deficiency reserve adjustment	70.2	(24.6)	45.6
Change in unrealized gains/losses on available-for-sale securities	(822.5)	349.7	(472.8)
Derivatives:			
Derivatives	(79.5) [2]	27.9	(51.6)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(2.7)	0.9	(1.8)
Change in unrealized gains/losses on derivatives	(82.2)	28.8	(53.4)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.8	(1.4)
Change in pension and other postretirement benefits liability	(2.2)	0.8	(1.4)
Change in Other comprehensive income (loss)	$ (906.9)	$ 379.3	$ (527.6)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $67.6 valuation allowance. See the *Income Taxes* Note to these Consolidated Financial Statements for additional information.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2012					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	727.7	$	(250.3)	$	477.4
Equity securities		0.4		(0.1)		0.3
OTTI		10.6		(3.7)		6.9
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		(66.1)		23.1		(43.0)
DAC/VOBA and sales inducements		(207.0) [1]		72.5		(134.5)
Premium deficiency reserve adjustment		(87.8)		30.7		(57.1)
Change in unrealized gains/losses on available-for-sale securities		377.8		(127.8)		250.0
Derivatives:						
Derivatives		41.5 [2]		(14.5)		27.0
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		—		—		—
Change in unrealized gains/losses on derivatives		41.5		(14.5)		27.0
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(2.2) [3]		0.7		(1.5)
Change in pension and other postretirement benefits liability		(2.2)		0.7		(1.5)
Change in Other comprehensive income (loss)	$	417.1	$	(141.6)	$	275.5

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31,					
	2014		2013		2012	
Current tax expense (benefit):						
Federal	$	85.7	$	144.6	$	200.9
Total current tax expense (benefit)		85.7		144.6		200.9
Deferred tax expense (benefit):						
Federal		(11.2)		62.4		(9.7)
Total deferred tax expense (benefit)		(11.2)		62.4		(9.7)
Total income tax expense (benefit)	$	74.5	$	207.0	$	191.2

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

		Year Ended December 31,				
		2014		**2013**		**2012**
Income (loss) before income taxes	$	306.2	$	490.5	$	516.6
Tax rate		35.0%		35.0%		35.0%
Income tax expense (benefit) at federal statutory rate		107.2		171.7		180.8
Tax effect of:						
Dividends received deduction		(30.7)		(26.6)		(18.6)
Valuation allowance		(0.4)		67.6		—
Audit settlements		(0.1)		(0.3)		(0.3)
Prior year tax		—		—		28.1
Tax Credit		0.4		—		—
Other		(1.9)		(5.4)		1.2
Income tax expense (benefit)	$	74.5	$	207.0	$	191.2

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

		December 31,		
		2014		**2013**
Deferred tax assets				
Insurance reserves	$	219.1	$	166.7
Investments		190.8		231.8
Compensation and benefit		83.1		103.1
Other assets		7.4		—
Total gross assets before valuation allowance		500.4		501.6
Less: Valuation allowance		10.7		11.1
Assets, net of valuation allowance		489.7		490.5
Deferred tax liabilities				
Net unrealized investment (gains) losses		(573.0)		(310.5)
Deferred policy acquisition costs		(284.2)		(367.9)
Other liabilities		—		(2.2)
Total gross liabilities		(857.2)		(680.6)
Net deferred income tax asset (liability)	$	(367.5)	$	(190.1)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2014 and December 31, 2013, the Company had total valuation allowances of approximately $10.7 and $11.1, respectively. As of December 31, 2014 and December 31, 2013, $130.0 and $130.4, respectively, of these valuation allowances were allocated to continuing operations, and $(119.3) as of the end of each period were allocated to Other comprehensive income related to realized and unrealized capital losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the year ended December 31, 2014, 2013 and 2012 the increases (decreases) in the valuation allowances were $(0.4), $0.0 and $0.0, respectively. In 2014, 2013 and 2012 there were increases (decreases) of $(0.4), $67.6, and $0.0, respectively, in the valuation allowances that were allocated to operations. In 2014, 2013 and 2012 there were increases (decreases) of $0.0, $(67.6), and $0.0, respectively, that were allocated to Other comprehensive income.

Tax Sharing Agreement

The Company had a receivable from Voya Financial, Inc. of $10.1 as of December 31, 2014 and a payable to Voya Financial, Inc. of $74.1 as of December 31, 2013, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. Under the tax sharing agreement, Voya Financial, Inc., will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2014 and 2013.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2014 and 2013.

Tax Regulatory Matters

During April 2014, the Internal Revenue Service ("IRS") completed its examination of Voya Financial, Inc.'s consolidated return (including the Company) through tax year 2012. The 2012 audit settlement did not have a material impact on the Company. Voya Financial, Inc. (including the Company) is currently under audit by the IRS, and it is expected that the examination of tax year 2013 will be finalized within the next twelve months. Voya Financial, Inc. and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2013 through 2015.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company (formerly ING North America Insurance Corporation) sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

Effective September 8, 2014, a plan amendment was approved changing the Plan's name from the ING U.S. Retirement Plan to the Voya Retirement Plan. The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company. For participants in the Retirement Plan as of December 31, 2011, there was a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula which ended December 31, 2013.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The costs allocated to the Company for its employees' participation in the Retirement Plan were $6.2, $6.5 and $19.1 for the years ended December 31, 2014, 2013 and 2012, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan is a tax qualified defined contribution and stock bonus plan, which includes an employee stock ownership plan component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $10.6, $10.8 and $9.7, for the years ended December 31, 2014, 2013 and 2012, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (formerly the ING Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2014 and 2013:

| | Year Ended December 31, | |
	2014	2013
Change in benefit obligation:		
Benefit obligation, January 1	$ 84.1	$ 97.2
Interest cost	4.0	3.8
Benefits paid	(4.8)	(7.8)
Actuarial (gains) losses on obligation	13.3	(9.1)
Benefit obligation, December 31	$ 96.6	$ 84.1

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2014 and 2013:

| | December 31, | |
	2014	2013
Accrued benefit cost	$ (96.6)	$ (84.1)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	(4.9)	(6.1)
Net amount recognized	$ (101.5)	$ (90.2)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2014 and 2013 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2014	2013
Discount rate	4.36%	4.95%
Rate of compensation increase	4.00%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.36% was the appropriate discount rate as of December 31, 2014, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2014	2013	2012
Discount rate	4.95%	4.05%	4.75%
Rate of compensation increase	4.00%	4.00%	4.00%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2014, 2013 and 2012:

| | Year Ended December 31, | | |
	2014	2013	2012
Interest cost	$ 4.0	$ 3.8	$ 4.4
Net (gain) loss recognition	13.3	(9.1)	3.4
Amortization of prior service cost (credit)	(1.2)	(1.2)	(1.2)
Net periodic (benefit) cost	$ 16.1	$ (6.5)	$ 6.6

Cash Flows

In 2015, the Company is expected to contribute $5.5 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2015 through 2019 and thereafter through 2024, are estimated to be $5.5, $5.5, $5.6, $5.7, $5.6 and $28.9, respectively.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 and 2014. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plans that upon vesting, will be issuable in Voya Financial, Inc. common stock.

The Company was allocated compensation expense from ING Group and Voya Financial, Inc. of $25.1, $17.0 and $11.0 for the years ended December 31, 2014, 2013 and 2012, respectively.

The Company recognized tax benefits of $8.6, $6.0 and $3.9 in 2014, 2013 and 2012, respectively. Excess tax benefits are recognized in Additional paid-in capital and are accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital are not recognized until the benefits result in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

- The Voya Financial, Inc. Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The Voya Financial, Inc. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2014, 2013 and 2012, were $12.8, $11.3 and $11.9, respectively.

12.   Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned VRIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.0%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, VRIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if VRIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to VRIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if VRIAC and its Voya affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. VRIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, Voya Services Company. In November 2012, VRIAC provided a letter of credit to the DECD in the amount of $10.6 as security for its repayment obligations with respect to the loan.

At December 31, 2014 and 2013, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2014, 2013 and 2012, rent expense for leases was $3.8, $4.0 and $4.9, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2014 and 2013, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $334.0 and $466.8, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

| | December 31, | |
	2014	2013
Other fixed maturities-state deposits	$ 13.5	$ 13.1
Securities pledged[1]	235.3	140.1
Total restricted assets	$ 248.8	$ 153.2

[1] Includes the fair value of loaned securities of $174.9 and $97.6 as of December 31, 2014 and 2013, respectively, which is included in Securities pledged on the Consolidated Balance Sheets. In addition, as of December 31, 2014 and 2013, the Company delivered securities as collateral of $60.4 and $42.5, respectively, which was included in Securities pledged on the Consolidated Balance Sheets.

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. This paragraph contains an estimate of reasonably possible losses above any amounts accrued. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For matters for which a reasonably possible (but not probable) range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31,

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2014, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters, as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), in which two sponsors of 401(k) Plans governed by the Employee Retirement Income Act ("ERISA") claim that VRIAC has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of ERISA. Among other things, the plaintiffs seek disgorgement of all revenue sharing payments and profits earned in connection with such payments, an injunction barring the practice of revenue sharing and attorney fees. On September 26, 2012, the district court certified the case as a class action in which the named plaintiffs represent approximately 15,000 similarly situated plan sponsors. On April 11, 2014, the parties submitted to the court a motion for preliminary approval of a class-wide settlement agreement under which VRIAC, without admitting liability, would make a payment to the class of approximately $15.0 and adopt certain changes in its disclosure practices. Final court approval which was required for the settlement to become effective, was received on September 25, 2014.

14. Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM") (formerly ING Investment Management LLC), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2014, 2013 and 2012, expenses were incurred in the amounts of $30.3, $27.7 and $27.0, respectively.
- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2014, 2013 and 2012, expenses were incurred in the amounts of $197.7, $187.1 and $183.5, respectively.
- Services agreement between VRIAC and its U.S. insurance company affiliates for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2014, 2013 and 2012, net expenses related to the agreement were incurred in the amount of $26.9, $22.6 and $30.8, respectively.
- Service agreement with Voya Institutional Plan Services, LLC ("VIPS") (formerly ING Institutional Plan Services, LLC) effective November 30, 2008 pursuant to which VIPS provides record-keeper services to certain benefit plan clients of VRIAC. For the years ended December 31, 2014, 2013 and 2012, VRIAC's net earnings related to the agreement were in the amount of $8.1, $8.2 and $7.1, respectively.
- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2014, 2013 and 2012, revenue under the VIM intercompany agreement was $31.9, $30.5 and $26.2, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") (formerly ING USA Annuity and Life Insurance Company ("ING USA")) and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2014, 2013 and 2012, commissions were collected in the amount of $244.9, $242.1 and $225.5, respectively. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of VIAC, VRIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contracting Party. For the years ended December 31, 2014, 2013 and 2012, expenses were incurred under these intercompany agreements in the aggregate amount of $231.5, $230.5 and $212.3, respectively.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2014, 2013 and 2012, expenses were incurred under this service agreement in the amount of $3.3, $3.4 and $3.2, respectively.
- Administrative and advisory services agreements with Voya Investments, LLC (formerly ING Investments, LLC) and VIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of Voya Investors Trust (formerly ING Investors Trust). For the years ended December 31, 2014, 2013 and 2012, expenses were incurred in the amounts of $45.5, $34.0 and $27.0, respectively.

Reinsurance Agreements

The Company has entered into the following agreements that were accounted for under the deposit method with two of its affiliates. As of December 31, 2014 and 2013, the Company had deposit assets of $93.9 and $39.7, respectively, and deposit liabilities of $201.1 and $83.5, respectively related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC, a newly formed affiliated captive reinsurance company to manage reserve and capital requirements in connection with a portion of our Stabilizer and Managed Custody Guarantee business.

Effective, December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company will reinsure to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on the certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York will be 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York will be 100%.

Investment Advisory and Other Fees

Effective January 1, 2007, VRIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. VRIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay VRIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $210.4, $152.4 and $135.0 (excludes fees paid to Voya Investment Management Co. LLC (formerly ING Investment Management Co. LLC)) in 2014, 2013 and 2012, respectively.

DSL has been retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provides or arranges for the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earns a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL has entered into an administrative services subcontract with Voya Funds Services, LLC (formerly ING Funds Services, LLC), an affiliate, pursuant to which Voya Funds Services, LLC, provides certain management, administrative and other services to Voya Investors Trust and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of Voya Partners, Inc. (formerly ING Partners, Inc.), an affiliate. DSL and Voya Partners, Inc. have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2014, 2013 and 2012, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $414.3, $418.2 and $370.6, respectively. At December 31, 2014 and 2013, DSL had $33.0 and $36.5, respectively, receivable from Voya Investors Trust under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2016, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. For the year ended December 31, 2014, interest on any borrowing by either the Company or Voya Financial, Inc. was charged at a rate based on the prevailing market rate for similar third-party borrowings or securities. During the years ended December 31, 2013 and 2012, interest on any Company borrowing was charged at the rate of Voya Financial, Inc.'s cost of funds for the interest period, plus 0.15%. During the years ended December 31, 2013 and 2012, interest on any Voya Financial, Inc. borrowing was charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred immaterial interest expense for the year ended December 31, 2014. The Company did not incur any interest expense for the years ended December 31, 2013 and 2012. The Company earned interest income of $0.4, $0.0 and $0.5 for the years ended December 31, 2014, 2013 and 2012, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2014 and 2013, the Company did not have any outstanding receivable/payable with Voya Financial, Inc. under the reciprocal loan agreement.

During the second quarter of 2012, Voya Financial, Inc. repaid the then outstanding receivable due under the reciprocal loan agreement from the proceeds of its $5.0 billion Senior Unsecured Credit Facility which was entered into on April 20, 2012. The Company and Voya Financial, Inc. continue to maintain the reciprocal loan agreement, and future borrowings by either party will be subject to the reciprocal loan terms summarized above.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for the years ended December 31, 2014, 2013 and 2012.